FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September, 2005
Commission File Number 1-11130
ALCATEL
(Translation of registrant’s name into English)
54, rue La Boétie
75008 Paris – France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☑	Form 40-F	☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Operating and Financial Review and Prospects as of and for the Period Ended June 30, 2005.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

UNAUDITED CONDENSED INTERIM CONSOLIDATED INCOME STATEMENTS — IFRS STANDARDS

UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS — IFRS STANDARDS

LIABILITIES AND SHAREHOLDERS’ EQUITY

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS — IFRS STANDARDS

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 — FRENCH GAAP

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2004, 2003 AND 2002 — FRENCH GAAP

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 — FRENCH GAAP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002 — FRENCH GAAP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIGNATURE

EXHIBIT A: CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Operating and Financial Review and Prospects as of and for the Period Ended June 30, 2005.
Forward-looking Information
This discussion of our Operational and Financial Review and Prospects contains forward-looking statements based on beliefs of our management. We use the words “anticipate,” “believe,” “expect,” “may,” “will,” “intend,” “should,” “plan,” “project,” or similar expressions to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Such forward-looking statements include, but are not limited to, the forecasts and targets included in this discussion under the heading “Operating and Financial Review and Prospects as of and for the Period Ended June 30, 2005 — Overall Perspective,” with respect to (i) our expectation that the impact of our “triple-play"-generated revenue will increase in the second half of 2005, (ii) our ability to improve operating profitability in 2005, (iii) the effectiveness of our investments in marketing and product development as a means of furthering our objective of growing our revenue, (iv) our expectation that our fixed line business will rebound in the second half of 2005, and that revenues for this segment should be stable for the full year, (v) our ability to sustain the strong momentum of our next generation Atrium core switch and our leading position in triple play offerings, (vi) the resumption of the declining trend in our fixed expenses in the fourth quarter of 2005 and in 2006, (vii) our expectation that our operating profitability will be stronger at the end of the year, (vii) our ability to achieve our challenging target of a 10% operating margin for 2005, (viii) our revenues in the third quarter of 2005 and for the full year 2005, and our diluted earnings per share for such year, and (ix) the amount we would be required to pay in the future pursuant to our existing contractual obligations and off-balance sheet contingent commitments, included in this discussion under the heading “Contractual obligations and off-balance sheet commitments”.
Presentation of Financial Information
The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited condensed interim consolidated financial statements as of and for the period ended June 30, 2005 (the “unaudited condensed interim consolidated financial statements”) and the related notes presented elsewhere in this document. Our unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted in the European Union (“IFRS”), which differ in certain significant ways from U.S. generally accepted accounting principles (“U.S. GAAP”). The unaudited condensed interim consolidated financial statements are compliant with IAS 34 requirements. The most significant differences that affect the presentation of our financial results relate to the accounting treatment of business combinations before the date of transition to IFRS (January 1, 2004), capitalization of development costs, accounting of post-employment benefits, accounting for share-based payment transactions, accounting of compound financial instruments, accounting for sale and leaseback transactions and accounting for restructuring costs. For a discussion of the significant differences between IFRS and U.S. GAAP as they relate to our unaudited condensed interim consolidated financial statements, and a reconciliation of our net income (loss) for the period ended June 30, 2005 and shareholders’ equity as of that date to U.S.

GAAP, please refer to Notes 22 through 24 in our unaudited condensed interim consolidated financial statements included elsewhere in this document.
As permitted by release N°33-8567 — First-time application of International Financial Reporting Standards — issued by the U.S. Securities and Exchange Commission (the “SEC”), we will file for our first year of reporting under IFRS in our Annual Report on Form 20-F for the fiscal year ended December 31, 2005 two years rather than three years of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS, with appropriate related disclosure required by this SEC release concerning exceptions to IFRS and reconciliation to previous generally accepted accounting principles applied by us. Concerning the unaudited condensed interim consolidated financial statements, as permitted in such SEC release, we elected the “U.S. GAAP Condensed Information Option” and therefore we present in this document unaudited IFRS financial statements for the current and prior year comparable interim periods reconciled to U.S. GAAP (that is, the first six months of 2004 and 2005), and unaudited condensed U.S. GAAP balance sheets and income statements for the most recent prior financial year and the current and prior year comparable interim period (that is, full year 2004 and the first six months of 2004 and 2005), and we incorporate by reference from our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (the “2004 Form 20-F”) our audited French generally accepted accounting principles (“French GAAP”) financial statements for the prior three years (that is 2002, 2003 and 2004) reconciled to U.S. GAAP and the related notes (the “French GAAP 2004 consolidated financial statements”).
Changes in Accounting Standards as of January 1, 2005
Before January 1, 2005 our consolidated financial statements were prepared in accordance with French GAAP. In 2005 we adopted a new set of accounting standards (IFRS), effective January 1, 2005, along with other European listed companies, in accordance with European Union regulations. This requires us to present our 2005 consolidated financial statements, together with 2004 comparative information, in accordance with IFRS.
As indicated in our unaudited condensed interim consolidated financial statements included elsewhere in this document, 2005 first semester accounts as well as 2004 comparative data were prepared by applying to the 2004 data the recognition and measurement principles listed in IFRS standards and interpretations as they will be applicable for the preparation of the consolidated accounts as at December 31, 2005 (see “Applied standards and interpretations for establishing the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2005” in Note 1 to our unaudited condensed interim consolidated financial statements, “Summary of accounting policies”). The preparation of this financial information was based on the following:
–	IFRS standards and interpretations that will be required to be applied as at December 31, 2005 as they are currently published (existing standards and interpretations already adopted by the European Union)

–	IFRS standards and interpretations that should be applied as of June 30, 2005

–	Our management’s best estimate of the anticipated resolution of technical questions and of interpretation issues currently being focused on by the IASB (International Accounting

Standards Board) and by the IFRIC and which may be applicable at the time of the publication of our 2005 consolidated accounts

–	Options and exemptions provided by IFRS that our management has applied which it expects to apply in preparing our 2005 consolidated accounts. The final selection of these options will occur when we complete our 2005 consolidated accounts and, therefore, may be subject to change
The principal areas that have been affected by the change from French GAAP to IFRS are described in the section “Main Areas affected by the Change from French GAAP to IFRS”, in page 26 of this document, and the exemptions to IFRS that we elected as a first time adopter of IFRS are described in the section “Exemptions to IFRS” in page 31 of this document.
Critical Accounting Policies
Our Operating and Financial Review and Prospects is based on our unaudited condensed interim consolidated financial statements, which are prepared in accordance with IFRS as described in Note 1 to our unaudited condensed interim consolidated financial statements. As noted above, the principal differences between IFRS and U.S. GAAP are detailed in the Notes to our unaudited condensed interim consolidated financial statements. Some of the accounting methods and policies used in preparing our unaudited condensed interim consolidated financial statements under IFRS and the reconciliation of our net income and shareholders’ equity to U.S. GAAP are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our earnings could differ from the value derived from these estimates if conditions changed and these changes had an impact on the assumptions adopted.
We believe that the accounting methods and policies listed below are the most likely to be affected by these estimates and assessments:
Valuation allowance for inventory
We record inventories at the lower of the net realizable value expected from these assets and their carrying value. This valuation is calculated based on our analysis of any predictable changes in demand, technology or the markets, mainly to identify any inventory that is obsolete or in excess.
We record valuation allowances as cost of sales or restructuring costs, depending on the nature of the amounts concerned.
We have recorded significant charges in recent years due to declining market conditions and discontinuation of certain product lines. The impact of the valuation of inventories at the lower of cost or market on our net income (before taking into account the effect of any taxes) was a charge of approximately € 15 million in the first six months of 2005 ( € 29 million in the first six months of 2004).
Reversal of allowances on inventories accounted for in the first six months of 2005 and 2004 were mainly related to the definitive write-off of inventories and therefore had no material effect on gross margin.
Due to the potential further recovery of the telecommunications market, it is possible that future revenues may be positively impacted as a result of the sale of inventories with respect to which valuation allowances were made in the first six months of 2004 and 2005.
Impairment of customer receivables and loans
An impairment loss is recorded for customer receivables if the present value of estimated future cash flows is less than the carrying amount. The amount of the impairment loss recorded reflects both the customers’ ability to honor their debts and the age of the debts in question. A higher default rate than estimated or the deterioration of our major customers’ creditworthiness could have an adverse impact on our future results. Impairment losses were € 260 million as of June 30, 2005 (compared with € 284 million as of December 31, 2004). The impact of impairment losses for customer receivables on our net income (before taking into account the effect of any taxes) was a profit of € 28 million during the first six months of 2005, and a profit of € 19 million during the first six months of 2004.
Impairment on customer loans and other financial assets (mainly represented by assets related to customer financing arrangements) amounted to € 918 million as of June 30, 2005 (compared to € 908 million as of December 31, 2004). The impact of these impairments on our net income (before taking into account the effect of any taxes) was a profit of € 4 million during the first six months of 2005, and a profit of € 64 million during the first six months of 2004.
Capitalized development costs, goodwill and other intangible assets
Development costs are capitalized when they comply strictly with the following criteria:
•	the project is clearly defined, and costs are separately identified and reliably measured;

•	the technical feasibility is demonstrated;

•	the intention exists to finish the project and use or sell the products created during the project;

•	a potential market for the products created during the project exists or its usefulness, in case of internal use, is demonstrated; and

•	adequate resources required for completion of the project are available.
These development costs are then amortized over the estimated useful life of the products concerned.
Our management must therefore estimate the commercial and technical feasibility of these projects and the estimated useful lives of the products resulting from the projects. Should a product fail to substantiate these assumptions, we may be required to impair or write off some of the capitalized development costs in the future.
When there are signs during the course of the year of a significant adverse change in the business climate, impairment tests are conducted on the assets concerned, and impairment losses are recorded, if necessary. These impairment losses are calculated based on the forecasted discounted operating cash flow or on the market value of such assets if an active market exists. A change in the markets may cause us to review the value of some of our goodwill or other intangible assets and to record additional impairment losses. In addition, we perform an annual impairment test for goodwill as explained below.
The net amount of goodwill under IFRS was € 3,896 million as of June 30, 2005 ( € 3,774 million as of December 31, 2004). Other intangible assets, net, were € 823 million as of June 30, 2005 ( € 720 million as of December 31, 2004) under IFRS (of which € 685 million and € 607 million, respectively, concerned capitalized development costs and software).
Certain acquisitions that we made (DSC, Genesys, Newbridge, Kymata, Astral Point and Telera) were recorded at book value under French GAAP, in accordance with the optional method authorized under Article 215 of accounting rule 99-02. Under this method (which is a pooling of interests method) goodwill, corresponding to the difference between the net book value of the acquired company’s assets and liabilities, and the transaction price, was charged to shareholders’ equity. Under IFRS, these business combinations have not been restated to conform with IFRS 3 (Business combinations) requirements, as permitted by the exemption authorized by IFRS 1 (First Time Adoption of IFRS — § 13(a)) that we elected. Under U.S. GAAP (which applies purchase accounting) goodwill, corresponding to the difference between the fair value and the transaction price, was recorded as an intangible asset. Since January 1, 2004 we have used purchase accounting to record our stock acquisitions.
Beginning January 1, 2002, for our U.S. GAAP reconciliation, we adopted Statement of Financial Accounting Standards (“SFAS”) 142 “Goodwill and other intangible assets.” SFAS 142 requires that goodwill be tested for impairment at least annually using a two-step approach at the reporting unit level (corresponding to the Business Division level in our company). In the first step, the fair value of the division is compared to its book value, including goodwill. In order to determine the fair value of the division, significant management judgment is applied in order to estimate the underlying discounted future cash flows. If the fair value of the division is less than its book value, a second step is performed which compares the implied value of the division’s goodwill to the book value of its goodwill. The implied value of the goodwill is determined based upon the difference between the fair value of the division and the net of the fair value of the identifiable assets and liabilities of the division. If the implied value of the goodwill is less than its book value, the difference is recorded as an impairment.
Under IFRS, IFRS 3 also requires an annual impairment test for goodwill using a one-step approach, as described in Note 1-g to our unaudited condensed interim consolidated financial statements.
The annual impairment test for 2005, for both IFRS and U.S. GAAP purposes, was performed in May 2005. No impairment charge was recorded at that time under both IFRS and U.S. GAAP.

All these valuations of intangible assets are based upon short and long-term projections of future cash flows and take into account assumptions regarding the evolution of the market and our ability to successfully develop and commercialize our products. Changes in market conditions or future restructuring plans could have a major impact on the valuation of these assets and could justify additional impairment losses.
Impairment of tangible long-lived assets
Whenever events or changes in market conditions indicate a risk of impairment of property, plant, equipment and other tangible assets, a detailed review is carried out in order to determine whether the net carrying amount of such assets remains higher than their recoverable amounts. When testing for impairment of a tangible asset, the higher of the fair value less cost to sell and the value in use, known as the recoverable amount, is compared to the carrying amount of these assets. If this recoverable amount is lower than the carrying amount an impairment loss is recorded based upon the recoverable amount of the asset concerned. Value in use is measured by discounting forecasted operating cash flow. Fair value is based on “best available information” (market data, recent transactions, etc...).
Planned closure of certain facilities, further reductions in personnel and reduction in market expectations due to the industry downturn were considered impairment triggering events during fiscal years 2003 and 2002. We did not account for any major impairment loss during the six months ended June 30, 2005 (impairment charge of € 1 million) and during the six months ended June 30, 2004 and during fiscal year 2004 (impairment charge in each case of € 3 million).
Significant assumptions and estimates are taken into account to determine the recoverable amount of our tangible long-lived assets, including market expectations, economic obsolescence and realizable value in case of liquidation. Changes in these estimates could have a major impact on the assessment of the value of these assets and could require us to book additional impairments.
Customer warranties
Reserves are recorded for warranties given to customers on our products to cover manufacturing defects. These reserves are calculated based on historical return rates and warranty costs expensed as well as on estimates. These allowances are part of the cost of sales and are accounted for when the products in question are sold. They represent the best possible estimate, at the time the sale is made, of the expenses to be incurred under the warranty granted. The real costs recorded may differ from the amounts covered by the allowances and therefore may affect future earnings.
Warranty reserves amounted to € 357 million as of June 30, 2005 ( € 369 million at the end of 2004). The net impact of the change in the warranty reserves on our net income (before taking into account the effect of any taxes) during the first six months of 2005 was a charge of € 17 million (compared to a profit of € 1 million during the first six months of 2004).

Deferred tax assets
Our deferred tax assets mainly result from deductible temporary differences between the book value of our assets and liabilities and their tax basis, net operating loss carryforwards and tax credit carry forwards. Net deferred tax assets are recognized if it is more likely than not they will be realized in future years.
On June 30, 2005, our net deferred tax assets amounted to € 1,815 million (of which € 956 million pertained to the United States and € 429 million pertained to France). Significant management judgment is required when determining the recoverability of net deferred tax assets. Management considers all available evidence, both positive and negative, to determine whether it is more likely than not that the deferred tax assets will be realized. Such evidence mainly includes the history of operating loss and the reasons for such loss, the carryforward period associated with the deferred tax assets and the future earnings potential determined through the use of internal forecasts. This analysis is performed on a regular basis in each tax jurisdiction where material net deferred tax assets have been recognized, mainly the United States and France.
If our actual results are materially worse than the estimates or forecasts referred to above, we will need to adjust them in future periods and consequently, we may need to write off a portion or all of the net deferred tax assets currently recognized, which could materially adversely impact our financial position and results of operations. If our actual results are materially better than the estimates or forecasts referred to above, we may need to reverse a portion of the valuation allowances related to deferred tax assets, which would have a beneficial effect on our net income in a future period.
Pensions and post-retirement benefits
We and our subsidiaries have defined benefit and defined contribution plans and other retirement benefits that cover employees spread over different locations in Europe, America and Asia.
Defined contribution plans are post-employment benefit plans under which we pay fixed contributions into a fund and have no obligation to make any further contributions. No reserve is booked for such plans.
Our obligation for the defined benefit pension plans can be divided basically into two categories:
•	Termination indemnities paid at retirement, which apply to employees of our French and Italian companies: These obligations are to be covered by appropriate book reserves, as we do not make contributions with respect to these obligations to a separate trust or similar entity.

•	Defined benefits schemes, which are offered in several countries, mainly throughout Europe and the United States: To the extent possible in accordance with local regulation we make contributions with respect to these obligations to a trust or similar entity, which results in the assets contributed being held separate from our corporate assets. Due to local regulation constraints, 69% of the total benefit obligation in Germany has not been contributed to a separate entity, and therefore we have booked appropriate reserves to cover this portion of the obligation.

Moreover, we provide North America employees with other post-employment benefits. They benefit from a post-retirement medical and life insurance plan. These schemes are being progressively closed for most of the beneficiaries, and will be completely closed by 2006.
The actuarial valuation for the defined benefits and other applicable retirement benefits are based upon the projected unit credit cost using actuarial assumptions such as discount rate, expected return, future salary increases, turnover rates and mortality tables.
We update these assumptions on an annual basis. The discount rate is determined by reference to the risk-free rate on bonds issued by the highest-rated companies, and possibly government securities when no such issuers exist. Moreover, the bonds used as reference have a maturity that is consistent with the period to maturity of the benefits. Each company within Alcatel, together with its actuaries, has the responsibility of determining its set of assumptions to take into account specific local conditions. The weighted average discount rate used to calculate our projected benefit obligation with respect to defined benefit plans was reduced from 4.81% in 2003 to 4.46% in 2004, reflecting changes in interest rates.
The expected return on assets is determined using the expected rate of return on plan assets (calculated taking into account historic returns, change in asset allocation and expected future returns) and the “value of assets”, which is equal to the market value. In 2004, the expected return of plan assets was 4.70% (the weighted average rate calculated on a pro rata basis according to the fair value of the various pension assets). This rate is a reflection of our assets allocation: in 2004, only 27% of plan assets were invested in equities; the remainder of plan assets was invested 40% in bonds, 18% in cash and 15% in real estate.
From January 1, 2004 onwards, our losses resulting from changes in these assumptions and from differences between assumptions and actual experience are amortized over the expected remaining service periods of active plan participants (to the extent they exceed 10% of the higher of the projected benefit obligation and the fair value of plan assets). As these unrecognized losses are mainly due to past differences between expected return on plan assets and real return of plan assets, they will mostly impact financial costs, and to a lesser extent, operational costs.
In accordance with the option available under IFRS 1, the accumulated unrecognized actuarial gains and losses at the transition date have been recorded under shareholders’ equity (see Note 1-k to our unaudited condensed interim consolidated financial statements).
We believe that our assumptions are appropriate, but future changes in those assumptions may materially affect our pension obligation, and future funding requirements may arise depending on market conditions.
Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable as prescribed by IAS 18 — Revenue recognition (see Note 1-o to our unaudited condensed interim consolidated financial statements).

Most of our revenues result from a wide range of activities: from designing, integrating and installing fixed and mobile networks, and developing and supplying turn-key optical, submarine and terrestrial network solutions and voice/data network infrastructure and application software for businesses, to supplying satellite systems for telecommunications, navigation, etc., all of which require significant revenue recognition assessments, especially in activities going beyond simple deliveries of equipment.
For revenues generated from construction contracts, primarily those related to customized network designs and network build-outs, we generally use the percentage of completion method of accounting, provided certain specified conditions are met, based either on the achievement of contractually defined milestones or on costs incurred compared with total estimated costs. We exercise significant judgment in estimating revenue and costs on such contracts and in measuring progress towards completion, which underpins the timing of revenue recognition and the level of contract profitability. Revenue and costs are reviewed periodically based on the contractual terms and conditions. Any losses foreseen on contracts are recognized immediately. If uncertainty exists relating to customer acceptance, or the construction contract’s duration is relatively short, revenues are recognized only to the extent of costs incurred that are recoverable, or on completion of the contract.
For revenues generated from licensing, selling or otherwise marketing software, we recognize revenue generally upon delivery of the software and on the related services as and when they are performed. For arrangements to sell software licenses with services, we recognize software license revenue separately from the related service revenue, provided the transaction adheres to certain criteria (as prescribed by the American Institute of Certified Public Accountants’ Statement of Position 97-2 — Software Revenue Recognition), such as the existence of sufficient vendor-specific objective evidence of fair value to permit allocation of the revenue to the various elements of the arrangement. If the arrangement does not meet the specified criteria, we apply the percentage of completion method of accounting. For arrangements to sell services only, revenue from training, consulting, installation and other services is recognized when the services are performed. Maintenance service revenue, including post-contract customer support, is deferred and recognized ratably over the contracted service period.
We are increasingly entering into the operator service business, which involves multi-year service contracts. Revenues from this activity are deferred and recognized ratably over the contractual service period.
We also sell products to resellers and distributors, for which revenue is recognized at the time of shipment to the distribution channel. In this particular market, collectibility of revenues is critical. Accordingly, estimated returns are recorded at the same time as the corresponding revenue based on contract terms and prior claims experience.
In the context of the current market environment, assessment of the collectibility of revenues is generally critical. Based on the credit quality of our customers and on our ability to sell customer receivables, we assess whether trade receivables and other accounts receivable are reasonably assured of collection. Where we are able to sell the receivable, revenue is recognized to the extent of the value realizable from the sale. After initial revenue recognition, if we are uncertain as to whether we can collect the receivable, a valuation allowance is set up to cover the estimated loss.
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Overall Perspective
1. The first six months of 2005 were characterized by a growing telecommunications market in a very competitive environment. We have positioned ourselves in growth markets, particularly in what is called “triple play”, that is, the delivery of voice, data and video over a fixed telecommunications network, and by strengthening our wireless products for use in countries where telecommunications infrastructure is under construction. Although triple play-related revenues had a very limited impact in the first half of this year, they should start increasing in the second half. We have also expanded our business in “vertical” markets, where we furnish products for rail communications, safety and security. During the first six months of the 2005, our revenues increased by 6.2% to €5,752 million, our operating profit was €370 million or 6.4% of revenues, while our net income (equity holders of the parent) was €320 million. Net cash, which is total gross cash and marketable securities less total gross debt as recorded on our balance sheet, amounted to € 449 million.
We believe that our current cost base, which reflects our decreased fixed cost structure, will permit us to improve operating profitability in 2005 as our businesses continue to grow. Our profitability is essentially driven by two elements. The first is our capability to withstand pricing pressures by optimizing product architectures. The second is our ability to contain variable and fixed costs without jeopardizing business development opportunities. Our primary challenge is to expand revenues in a telecommunications market undergoing a significant transformation. In order to meet our objective to grow our revenues, we are making investments in marketing and product development, which we believe gives us an advantage over our competition. Our business strategy is based on the promotion of new technologies which will deliver video services, in addition to high speed data transmission, over the traditional voice network using IP edge, optics and mobile NGN applications. In addition, we have the ability to integrate all of these new products and technologies into the network, which we refer to as our “end-to-end offering”. We believe that our strategic positioning, which allows us to work closely with a number of key customers, particularly in triple play projects, differentiates us from the other telecommunications vendors. We think that the positive trend of orders received during the first six months of 2005 confirms the success of our investments and strategic direction.
In our fixed line business, we confirm our expectations of a rebound in the second half of 2005. This rebound should materialize as revenues from our triple play and next generation products more than offset the decline in traditional products, leading to stable revenues for this segment for the full year. The order backlog during the first six months of 2005 is indicative of this underlying momentum. In our wireless business, growth is fueled by new network build-outs as well as network extensions (in capacity and coverage) in developing countries, as well as applications for various consumer services such as music and video on cell phones. In our private communications segment, which largely serves markets outside of the carrier business, mission critical systems such as security and safety are the predominant growth drivers, particularly in the transport sector.
Our operating priority in the second half of 2005 will be to execute on the strong demand for those products where we have placed our strategic focus. In wireline markets, we will work to sustain our leading position in triple play offerings, and to meet the stringent deadlines required by key customers to launch their IPTV (Internet Protocol Television) services. In wireless markets, we will work to satisfy the current high demand in developing markets and to sustain the strong momentum of our applications offering (payment, video and music), and our next generation Atrium multi-standard core switch. The year-over-year declining trend of fixed expenses will, accordingly, pause in the third quarter of 2005, as we provide the necessary support for customers, but should resume in the fourth quarter of this year, to continue in 2006. We expect our operating profitability to be higher towards the end of this year, and will be working to maximize operating leverage on the revenue increase in the fourth quarter of 2005, in pursuing our challenging target of a 10% operating margin.
2. Outlook: We expect year-over-year revenue growth for the third quarter of 2005 to be in the 5 to 7% range at a constant euro/dollar exchange rate, highlighting a better than usual seasonal pattern, and our full-year revenue growth to be in the 5 to 8% range, also at a constant euro/dollar exchange rate. We further expect full-year diluted earnings per share to be around euros 0.60, an increase of approximately 40%.
Highlights of recent transactions
Merger of Space Activities. On July 1, 2005, we finalized the implementation of our agreement with Finmeccanica S.p.A., a large Italian aerospace and defense company, to merge our space activities and to form alliances in the space sector through the creation of two sister companies. We hold approximately 67%, and Alenia Spazio, a unit of Finmeccanica, holds approximately 33%, of the new company which combines our industrial space activities with those of Finmeccanica. The second company, of which Finmeccanica holds approximately 67% and we hold approximately 33%, combines our respective satellite operations and service activities.
Highlights of transactions during the six months ended June 30, 2005
Sale of Electrical Power System Activities. On January 26, 2005, we signed a definitive agreement to sell our electrical power system activities to Ripplewood, a private equity firm.
Acquisition of Native Networks. On March 2, 2005, we signed an agreement to acquire Native Networks, an innovative provider of carrier-class optical Ethernet transport solutions. This acquisition builds upon the successful cooperation announced in February 2003 between Alcatel and Native Networks to develop a unique Ethernet packet ring technology. Under the terms of this agreement, we paid approximately $55 million in cash for the total capital of Native Networks.
Termination of TCL Partnership. On May 17, 2005, we and TCL Corp. terminated our handset partnership. We agreed to swap our 45% stake in the joint venture for TCL Communications Holdings Ltd. shares, which are listed on the Hong Kong Stock Exchange.
Highlights of Transactions during 2004
On December 16, 2004, we completed the acquisition of Spatial Communications Technologies, Inc. for consideration consisting of our ADSs having a value of approximately € 226 million

(based on the market value of our ADSs on the date of the acquisition). Spatial develops and markets mobile switching equipment that can operate using any of the major mobile technologies and related software. We believe that this acquisition will enable us to offer next-generation mobile switching equipment and will facilitate our ability to provide carriers with highly-performing systems that allow both significant capital expenditure and operating expenditure reductions and which can be updated relatively easily in the future. On September 17, 2004, we acquired eDial for consideration consisting of cash and ADSs having an aggregate value of € 22 million (based on the market value of our ADSs on the date of the acquisition). eDial provides conferencing and related services for businesses and carriers. We expect that this acquisition will complement our communications software development strategy.
In January 2004 we completed the sale of Saft, our battery business, to Doughty Hanson, a European private equity firm, for € 390 million in cash. In September 2004 we signed an agreement with Ripplewood, a U.S. private equity firm, to divest all of our electrical power system activities, which was completed in January 2005.
On December 14, 2004, we sold a portion of our shareholding in Avanex in a block trade market transaction, which reduced our shareholding in this company to 19.65% of its share capital. As from the date of this sale we do not treat Avanex as an equity affiliate, since we consider that we no longer exercise significant influence on the company.
Joint ventures. In August 2004, we formed a joint venture with TCL Communication Technology Holdings Limited, which is owned 55% by TCL and 45% by us. We contributed cash and our mobile handset business having an approximate aggregate value of € 45 million to the newly-created company, and TCL contributed € 55 million in cash. In July 2004 we entered into an agreement to form Draka Comteq B.V., a company owned 50.1% by Draka and 49.9% by us. Draka Comteq combines the global optical fiber and communication cable business previously owned by the parties. In June 2004, we entered into a memorandum of understanding with Finmeccanica to form two sister companies to which both parties would contribute their respective satellite industrial and service activity.
Consolidated Results of Operations for the Six Months Ended June 30, 2005 Compared to the Six Months ended June 30, 2004
Before January 1, 2005 our consolidated financial statements were prepared in accordance with French GAAP. In 2005 we adopted a new set of accounting standards (IFRS), effective January 1, 2005, along with other European listed companies, in accordance with European Union regulations. This requires us to present our 2005 consolidated financial statements, together with 2004 comparative information, in accordance with IFRS (For a more detailed explanation of our implementation of these new requirements, see “Presentation of Financial Information”, above). The following comments are based on IFRS accounting standards.
Revenues. Revenues increased by 6.2% to €5,752 million for the first six months of 2005, as compared to €5,414 million for the same period last year. Approximately 40% of our revenues are denominated in or linked to the U.S. dollar. When we translate these sales into euros for accounting purposes, there is an exchange rate impact based on the relative value of the U.S. dollar and the euro. During the first six months of 2005, the decrease in the value of the U.S.

dollar relative to the euro had a negative impact on our revenues. If there had been a constant euro/U.S. dollar exchange rate during the first six months of 2005 as compared to the same period in 2004, our consolidated revenues would have increased by approximately 8.4%. This is based on applying (i) to our sales made directly in U.S. dollars or currencies linked to U.S. dollars effected during the first half of 2005, the average exchange rate that applied for the same period in 2004, instead of the average exchange rate that applied for such period in 2005, and (ii) to our exports (mainly from Europe) effected during the first half of 2005 which are denominated in U.S. dollars and for which we enter into hedging transactions, our average euro/U.S. dollar hedging rate that applied for the same period in 2004. We believe that providing our investors with our percent increase in consolidated revenues for the first half of 2005 in constant euro/U.S. dollar exchange rates facilitates the understanding by our investors of the underlying real revenue development and our performance relative to our industry peers.
Within the fixed communications segment, revenues declined in both our broadband access business compared to a very strong first six months of 2004, and in traditional voice switching activity, which was not offset by the growth in our optics and internet protocol businesses. The increased revenue in our mobile communications business, in particular our GSM (2/2.5G) product offering for network infrastructure build out, came primarily from business in developing regions of the world. Revenues were strong across all business lines within our mobile communications segment with wireless transmission resuming growth following the successful transition to a new product offering. In the private communications segment, increases in the rail communications business were offset by the decline in our satellite activities.
Revenue for the first half of 2005 by geographical market was as follows: revenues in Europe increased by 6.0% to €2,800 million compared to €2,642 million in the same period last year; revenues in Asia Pacific decreased by 5.4% to €847 million compared to €895 million in the same period last year; revenues in North America decreased by 10.9% to €823 million compared to €924 million in the same period last year; revenues in the rest of the world increased by 34.5% to €1,282 million compared to €953 million in the same period last year. In the first half of 2005, Europe accounted for 48.7% of revenues by geographical market while Asia Pacific, North America, and the rest of the world accounted for 14.7%, 14.3% and 22.3%, respectively. This compares with the following percentages of revenues by geographical market for the first half of 2004: Europe — 48.8%, Asia Pacific — 16.5%, North America — 17.1%, and the rest of the world — 17.6%.
Gross profit. During the first half of 2005, gross profit amounted to 36.0% of revenues or €2,068 million, compared to 38.7% of revenues or €2,093 million in the same period last year. The decline in gross profit as a percentage of revenues is due primarily to the increased pricing pressures we experienced in some of our markets. The decrease in both our fixed and variable costs related to cost of sales stemming from our ongoing efforts to streamline our organization were not sufficient to offset the price decreases over the period.
Administrative and selling expenses. For the six months ended June 30, 2005, administrative and selling expenses were stable at €1,013 million or 17.6% of revenues compared to €1,019 million or 18.8% of revenues in the same period last year. The decrease in administrative and selling expenses as a percentage of total revenues compared to the first six months of 2004 is primarily attributable to fixed costs reductions across all business activities.
Research and development costs. Research and development costs decreased to €685 million for the first six months of 2005 compared to €733 million in the same period last year. As a percentage of revenues, R&D costs for the first six months of 2005 decreased to 11.9%, compared to 13.5% in the same period last year.
Operating profit. Operating profit amounted to €370 million or 6.4% of revenues for the first six months of 2005 compared to €341 million for the same period last year, which represented 6.3% of revenues.
Restructuring Costs. Restructuring costs were €49 million for the first six months of 2005, compared to €133 million for the same period last year. The restructuring costs incurred during the first six months of 2005 relate primarily to the additional costs relating to restructuring actions taken in 2003 and 2004 in Europe and the closure of the Valence site used by the Space business.
Income before tax and discontinued operations. Income before tax and discontinued operations amounted to €283 million compared to €151 million in the same period last year and included €110 million of interest paid on our gross financial debt, offset by €60 million in interest earned on cash, cash equivalents and marketable securities, resulting in a net financial cost of €50 million. In the same period last year, net financial costs amounted to €60 million resulting from €108 million of interest paid on our gross financial debt, offset by €48 million in interest earned cash, cash equivalents and marketable securities.
Other financial income. Other financial income amounted to €73 million in the first half of 2005 compared to €24 million in the same period last year. This increase is primarily due to capital gains resulting from the disposal of our equity stake in Nexans and Mobilrom during the first half of 2005.
Share in net income (losses) of equity affiliates. Share in net income (losses) of equity affiliates amounted to a loss of €23 million during the first six months of 2005 compared to income of €3 million in the same period last year resulting from a loss generated by our handset joint venture with TCL.
Income tax expense. We had an income tax benefit of €76 million for the first six months of 2005, compared to an income tax benefit of €49 million for the same period last year. The benefit for the first six months of 2005 results, in part, from the recognition of deferred tax assets recorded in North America and Europe.
Income from continuing operations. Income from continuing operations amounted to €359 million in the first six months of 2005 compared to €200 million in the same period last year.
Income (loss) from discontinued operations. Income from discontinued operations amounted to a loss of €15 million during the first six months of 2005 compared to income of €192 million in the same period last year, which resulted from the net capital gains from disposed businesses. The €15 million loss related to adjustments to capital gains and losses recorded in 2004 for operations discontinued in 2004.
Net income (attributable to equity holders of parent). Net income after minority interests of €24 million amounted to €320 million compared to €374 million, after minority interests of €18 million in the same period last year.
Results of Operations by Business Segment for the Six Months Ended June 30, 2005 Compared to the Six Months ended June 30, 2004
The organizational chart below sets forth our three business segments and their principal business activities since January 2005:

Fixed Communications	Mobile Communications	Private Communications
• Fixed Networks	• Mobile Networks	• Enterprise Solutions
• Optical Networks	• Mobile Solutions	• Space Solutions
• Internet Protocol	• Wireless Transmission	• Transport Solutions
• Fixed Solutions	• Radio Frequency Systems	• Integration & Services
The table below sets forth the revenues (before elimination of inter-segment sales, except for “Total Group” results and “Other and Eliminations”), operating profit and capital expenditures for tangible assets for each of our business segments for the first six months of 2005 and for the first six months of 2004.

	Fixed	Mobile	Private	Other &	Total
	Communications	Communications	Communications	Eliminations	Group
Six months ended June 30, 2005
Revenues	2,211	1,747	1,829	(35)	5,782
Operating profit	170	181	93	(74)	370
Capital expenditures for tangible assets	22	26	27	21	96

Six months ended June 30, 2004
Revenues	2,391	1,329	1,770	(76)	5,414
Operating profit	213	150	68	(90)	(341)
Capital expenditures for tangible assets	17	17	31	20	85
Fixed Communications
Revenues in our fixed communications segment decreased by 7.5% to €2,211 million for the first six months of 2005 compared to €2,391 million in the same period last year. This decrease is primarily due to the continued decline in traditional voice switching, as well as some softness in our broadband access business due to a product shift. In addition, we believe that this segment experienced exceptionally high revenues during the first six months last year. However, we registered growth in our terrestrial optical transmission business due to the demand in the metro market for increased data traffic. Our submarine activity also registered growth along with our internet protocol routing products. Volumes in our DSL lines reached 9.8 million during the first half of 2005; however, pricing pressures continued. Our latest DSL product with Internet Protocol capacity (IPDSLAM) continued to show revenue growth with substantial line deliveries as our customers transition to this new broadband access technology.
The fixed communications segment’s operating profit was €170 million for the first six months of 2005 compared to €213 million in the same period last year. This decrease is primarily due to intense pricing competition in our access business and was not offset by the improvement in our optical and internet protocol business.
Mobile Communications
Revenues in our mobile communications segment increased by 31.5% to €1,747 million in the first six months of 2005 compared to €1,329 million in the same period last year. This increase is primarily due to the continued growth in emerging markets such as Brazil, Russia, China and the Middle East where operators are building out their wireless infrastructure. We also recorded significant growth in our mobile applications business where we supply products and services for payment, video and music. Our wireless transmission activity, which is primarily microwave transmission, returned to growth with a good customer acceptance of its new product portfolio.
The mobile communications segment’s operating profit was €181 million for the first six months of 2005 compared to €150 million in the same period last year. This increase is due primarily to the volume improvement registered throughout each of our mobile business segments.
Private Communications
Revenues in our private communications segment increased by 3.3% to €1,829 million in the first six months of 2005 compared to €1,770 million in the same period last year. This increase is due primarily to revenue increases in our rail communications business and to a lesser extent, in our integration and services activity. The enterprise business was slightly down and satellite revenues decreased due to low order backlog.
The private communications segment’s operating profit was €93 million in the first six months of 2005 compared to €68 million in the same period last year. This increase is due to an improvement in our rail communications business.
Liquidity and Capital Resources
Liquidity
Cash Flow for the Six Months Ended June 30, 2005 and 2004
Cash Flow Overview
Cash and cash equivalents decreased by € 302 million during the first six months of 2005 to € 4,309 million at June 30, 2005 compared to the cash and cash equivalents as of December 31, 2004. This decrease was mainly due to net cash used by operating activities of € 192 million, primarily due to an increase in our inventories, as well as net cash used by financing activities of € 298 million, due primarily to the cash repayment of short term debt, including by repurchasing debt. This decrease was partially offset by net cash provided by investing activities, primarily due to the sale of our holdings in Nexans and Mobilrom.
Net Cash Provided (Used) by Operating Activities. Net cash provided by operating activities before changes in working capital was € 280 million for the first six months of 2005 compared to € 180 million, in the same period last year. This increase is primarily due to our positive net income before discontinued operations, and net gain on disposal of non-current assets of € 199 million, for the first six months of 2005, compared to a comparable net income of € 151 in the same period last year. The € 320 million of net income is adjusted for financial, tax and non-cash items, primarily depreciation and amortization, net gain on disposal of non-current assets, changes in fair values and share based payment, and adjusted further for cash outflows that had been previously reserved (mainly for ongoing restructuring programs). The net gain on disposal of non-current assets was mainly due to a gain of € 69 million upon the disposal of our holding in Nexans, and to a gain of € 45 million related to the disposal of our shares in Mobilrom. The cash outflows for restructuring amounted to € 235 million for the first six months of 2005 compared to € 339 million for the same period last year. Net cash used by operating activities was € 179 million during the first six months of 2005 compared to € 353 million used during the same period last year, due primarily to an increase in working capital during the first six months of 2005, reflecting our increased revenue performance as well as our expectations for revenue growth in the coming quarters.
Net Cash Provided by Investing Activities. Net cash provided by investing activities was € 71 million during the first half of 2005 compared to a net cash used by investing activities of € 366 million in the same period last year. This increase in the net cash provided is mainly due to changes in marketable securities in the first six months of 2004, € 402 million of cash were used to acquire marketable securities, whereas in the first six months of 2005, € 258 million of cash were generated by sales of marketable securities. This increase was partially offset by lower cash proceeds from loan reimbursements in the first six months of 2005 ( € 80 million) in comparison with the same period in 2004 ( € 235 million). Also, capital expenditures for the first six months of 2005 increased to € 296 million compared to € 253 million in the same period last year, and proceeds from disposal of fixed assets amounted to € 9 million in the first half of 2005 compared to € 74 million in the same period last year (due mainly to disposal of various real estate assets).
Net Cash Provided (Used) by Financing Activities. Net cash used by financing activities amounted to € 298 million for the first six months of 2005 compared to net cash used of € 732 million in the same period last year. The main reason for this change was the more limited use of cash to decrease our short-term and long-term debt ( € 296 million for the first six months of 2005, compared with € 1,190 million for the first six months of 2004), including by repurchasing debt, somewhat offset in the first six months of 2004 by € 462 million of proceeds from the issuance of long-term debt.
Disposed of or discontinued operations. Disposed of or discontinued operations represented a net cash proceed of € 14 million for the first six months of 2005, compared with € 91 in the same period last year (of which € 390 million related to the disposal of the battery business partially offset by the capital contributed to the optical fibers division prior to entering into the joint venture with Draka and other cash flows related to discontinued operations). The € 14 million for the first six months of 2005 were mainly due to adjustments to the sale price of certain activities that were disposed of in 2004.
Capital Resources
Resources and Cash Flow Outlook. We derive our capital resources from a variety of sources, including the generation of positive cash flow from on-going operations, on-going divestitures of assets considered to be non-core to our main telecommunications activities, the issuance of debt and equity in various forms, and banking facilities including the revolving credit facility of € 1,000 million maturing in June 2009 and on which we have not drawn (see “Syndicated Facility” below). Our ability to draw upon these resources is dependent upon a variety of factors, including our customers’ ability to make payments on outstanding accounts receivable, the perception of our credit quality by debtors and investors, our ability to meet the financial covenant for our syndicated facility and debt and equity market conditions generally.
Our short-term cash requirements are primarily related to funding our operations, including our restructuring program, capital expenditures and short-term debt repayments. We believe that our cash and cash equivalents, including short-term investments, of € 4,309 million as of June 30, 2005 are sufficient to fund our cash requirements for the next twelve months.
During 2005 we expect to make cash outlays for our restructuring programs of approximately € 500 million and to make capital expenditures, which should remain below € 600 million. We will also repay our bonds maturing in 2005 that we did not previously repurchase (we have already repaid € 525 million of our 5.875% bonds maturing on September 15, 2005). In addition, our expected growth in revenues in 2005 compared to 2004 should result in additional cash requirements linked to an increase in working capital.
We can provide no assurance that our actual cash requirements will not exceed our currently expected cash outlays. If we cannot generate sufficient cash from operations to meet cash requirements in excess of our current expectations, we might be required to obtain supplemental funds through additional operating improvements or through external sources, such as capital market proceeds (if conditions are considered favorable by us), assets sales or financing from third parties, the availability of which is dependent upon a variety of factors, as noted above. During 2005 we are continuing our bond repurchase program targeted at short term maturities.
Credit Ratings. As of June 30, 2005, our credit ratings were as follows:

	Long-term	Short-term
Rating Agency	Debt	Debt	Outlook	Last Update

Standard & Poor’s	BB	B	Stable	November 10, 2004

Moody’s	Ba1	Not Prime	Positive	April 11, 2005
Standard & Poor’s. On November 10, 2004, Standard & Poor’s upgraded our long-term corporate credit and senior unsecured debt rating to BB on the basis of our stabilized sales, adequate cost structure positioning and strong cash level, as well as healthier market conditions for the telecom equipment industry and our severe cost cutting. Standard & Poor’s outlook for us continues to be stable and it also affirmed our short-term B corporate credit rating. The rating grid of Standard & Poor’s ranges from AAA (the strongest rating) to D (the weakest rating). Our BB — rating is in the BB category, which also includes BB+ and BB- ratings. Standard & Poor’s gives the following definition to the BB category: “[a]n obligation rated ‘BB’ is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation. Debt rated B is more vulnerable to non payment than debt rated BB, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.”
Moody’s. On April 11, 2005, Moody’s upgraded to Ba1 from Ba3 the ratings for Alcatel long-term debt and maintained its Positive outlook. The Not Prime rating of the short-term debt was reaffirmed. The rating grid of Moody’s ranges from Aaa which is considered to carry the smallest degree of investment risk to C, which is the lowest rated class. Alcatel’s Ba1 rating is in the Ba category which also includes Ba2 and Ba3 ratings. Moody’s gives the following definition of its Ba category: “debt which is rated Ba is judged to have speculative elements and is subject to substantial credit risk.”
We can provide no assurances that our credit ratings will not be reduced in the future by Standard & Poor’s, Moody’s or similar rating agencies. In addition, a security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated separately of any other rating. Our current short-term and long-term credit ratings as well as any possible future lowering of our ratings may result in additional higher financing costs and in reduced access to the capital markets.
Our short-term debt rating allows us a limited access to the commercial paper market.
At June 30, 2005, our total financial debt (excluding interest derivatives accounted for in other assets and liabilities) amounted to € 4,343 million compared to € 4,597 million at December 31, 2004.
Short-term Debt. At June 30, 2005, we had € 1,110 million of short-term financial debt outstanding, which included € 563 million of bonds and € 87 million in commercial paper, with the remainder representing other bank loans and lines of credit and other financial debt and accrued interest payable.
Long-term Debt. At June 30, 2005, we had € 3,233 million of long-term financial debt outstanding.
On April 7, 2004, we closed an exchange offer for our 7.00% Notes due 2006, of which € 995 million principal amount was then outstanding, for new notes of a longer maturity. The main objective of the exchange offer was to lengthen our average debt maturity. We exchanged € 366 million principal amount of our 7.00% Notes due 2006 for € 412 million principal amount of our new 6.375% Notes due 2014. We also issued and sold an additional € 50 million principal amount of our new 6.375% Notes due 2014. Interest on the 6.375% Notes is payable annually.
Rating Clauses Affecting our Debt. Our outstanding bonds do not contain clauses that would trigger an accelerated repayment in the event of a lowering of our credit ratings. However, the € 1,200 million bond issue maturing in December 2006 includes a “step up rating change” clause, which provides that the interest rate will be increased by 150 basis points if our ratings fall below investment grade. This clause was triggered when our credit ratings were lowered to below investment grade status in July 2002. The 150 basis point increase in the interest rate from 7% to 8.5% became effective in December 2002 and was applied for the first time to the payment of the December 2003 coupon. This bond issue also contains a “step down rating change” clause that provides that the interest rate will be decreased by 150 basis points if our ratings move back to investment grade. This change has to occur before December 7, 2005 to lower the December 2006 coupon. Our new 6.375% Notes due 2014, which we exchanged against a portion of our 7.00% Notes due 2006, as described above, do not provide for a “step up rating change” clause.
Syndicated Facility. On March 15, 2005, we amended our three year multi-currency revolving facility that had been put in place on June 21, 2004: the maturity of the line was extended from June 2007 to June 2009, the financial conditions were improved (lower margin and commitment fee) and one of the two then applicable financial covenants was eliminated. We also reduced the amount of the facility from € 1,300 million to € 1,000 million.
The availability of this syndicated revolving credit facility does not depend upon our credit ratings. At June 30, 2005, we had not drawn on this facility, which remained undrawn at September 29, 2005. Our ability to draw on this facility is conditioned upon our compliance with a ratio linked to our capacity to generate cash to reimburse our debt. We test this covenant every quarter. We were in compliance with this covenant at March 31 and June 30, 2005; as we had cash and cash equivalents in excess of our gross financial debt at these dates, the ratio was not applicable at these dates. We can provide no assurance that we will remain compliant with such financial covenant in the future.
Debt to Equity Ratio. On June 30, 2005, the net of gross financial debt and cash, cash equivalents and marketable securities was a cash net of € 449 million, compared with a cash net of € 671 million at December 31, 2004. Therefore a financial debt net to shareholders’ equity (including minority interests) ratio is not meaningful.
Contractual obligations and off-balance sheet contingent commitments
Contractual obligations. We have certain contractual obligations that extend beyond 2005. Among these obligations we have long-term debt, capital leases, operating leases, commitments to purchase fixed assets, interest on long-term debt and other unconditional purchase obligations. Our total contractual cash obligations at June 30, 2005 for these items are presented below based upon the minimum payments we will have to make in the future under such contracts and firm commitments. Amounts related to financial debt and capital lease obligations are fully reflected in our unaudited interim consolidated balance sheet included in this document.

	Payment Deadline
		Before
	Before	December 31,
Contractual payment obligations	June 30, 2006	2007	2008-2009	2010 and after	Total
			(in millions)
Financial debt (excluding capital leases)	€1,104	€889	€903	€1,399	€4,295
Capital lease obligations	6	42	—	—	48

Subtotal — included in our balance sheet	€1,110	€931	€903	€1,399	€4,343

Operating leases	103	218	136	238	695
Commitments to purchase fixed assets	21	—	—	—	21
Interest on long-term debt	118	141	150	130	539
Unconditional purchase obligations(a)	119	10	—	—	129

Sub total — not included in our balance sheet	€361	€369	€286	€368	€1,384

Total contractual obligations	€1,471	€1,300	€1,189	€1,767	€5,727

(a) Other firm commitments result mainly from purchase obligations related to multi-year equipment supply contracts linked to the sale of businesses or plants to third parties.
Off-balance sheet commitments and contingencies. On June 30, 2005, our off-balance sheet commitments and contingencies amounted to € 2,922 million, consisting primarily of € 1,849 million in undertakings on long-term contracts for the supply of telecommunications equipment and services. Generally we provide these undertakings to back performance bonds issued to customers through financial institutions. These performance bonds and counter-guarantees are standard industry practice and are routinely provided in long-term supply contracts. If certain events occur subsequent to our including these commitments within our off-balance sheet contingencies, such as the delay in promised delivery or claims related to an alleged failure by us to perform on our long-term contracts, or the failure by one of our customers to meet its payment obligations, we reserve the estimated risk on our consolidated balance sheet under the line item “Reserves for product sales” (see Note 11 and Note 13 to our unaudited condensed interim consolidated financial statements) or in inventory reserves. Not included in the € 2,922 million of off-balance sheet commitments and contingencies is a € 682 million guarantee granted to the bank implementing our cash pooling program. This guarantee covers any intraday debit position that could result from the daily transfers between our central treasury account and our subsidiaries’ accounts. Also not included in the € 2,922 million is our contingent liability pursuant to the securitization of other accounts receivable and the sale of a carry-back receivable described below.
Only performance guarantees issued by us to financial institutions are presented in the table below.
Off-balance sheet contingent commitments (excluding our commitment to provide further customer financing, as described below) given in the normal course of business are as follows:

	June 30, 2005	June 30, 2004
	(in millions)
Guarantees given on contracts made by Group entities and by non-consolidated subsidiaries(1)	€2,077	€1,871

Other contingent commitments (2)	€721	€820

Sub-total — Contingent commitments(3)	€2,798	€2,691

Secured borrowings(4)	€124	€139

Total off-balance sheet commitments and secured borrowings(3)	€2,922	€2,830

(1)	This amount is not reduced by any amounts that may be recovered under recourse or similar provisions, guarantees received, or insurance proceeds, as explained more fully below. Of this amount, € 228 million as of June 30, 2005 and € 311 million as of June 30, 2004 represent undertakings we provided on contracts of non-consolidated companies.

(2)	Included in the € 721 million are: € 90 million of guarantees provided to tax authorities in connection with tax assessments contested by us, € 3 million of commitments of our banking subsidiary, Electro Banque, to third parties providing financing to non-consolidated entities, € 102 million of commitments related to leasing or sale and lease-back transactions, and € 625 million of various guarantees given by certain subsidiaries in the Group.

Included in the € 820 million are: € 90 million of guarantees provided to tax authorities in connection with tax assessments contested by us, € 18 million of commitments of our banking subsidiary, Electro Banque, to third parties providing financing to non-consolidated entities, € 219 million of commitments related to leasing or sale and lease-back transactions, and € 493 million of various guarantees given by certain subsidiaries in the Group.

(3)	Excluding our commitment to provide further customer financing, as described below.

(4)	The amounts in this item represent borrowings and advance payments received which are secured through security interests or similar liens granted by us. The borrowings are reflected in the table under the heading “Contractual obligations”, above.
The amounts of guarantees given on contracts reflected in the preceding table represent the maximum potential amounts of future payments (undiscounted) we could be required to make under current guarantees granted by the Group. These amounts do not reflect any amounts that may be recovered under recourse, collateralization provisions in the guarantees or guarantees given by customers for the Group’s benefit. In addition, most of the parent company guarantees and performance bonds given to our customers are insured; therefore, the estimated exposure related to the guarantees set forth in the preceding table may be reduced by insurance proceeds that we may receive in case of a claim.
Commitments related to product warranties and pension and post retirement benefits are not included in the preceding table. These commitments are fully reflected in our unaudited condensed interim consolidated financial statements. Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table either, with the exception of those linked to the guarantees given on our long-term contracts.
Commitments related to contracts that have been cancelled or interrupted due to the default or bankruptcy of the customer are included in the above mentioned “Guarantees given on contracts made by Group entities and by non-consolidated subsidiaries” as long as the legal release of the guarantee is not obtained.
Guarantees given on third party long-term contracts could require us to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premium to be received by the guarantor for issuing the guarantee, was € 2 million as of June 30, 2005.
Customer Financing. Based on standard industry practice, from time to time we extend financing to our customers by granting extended payment terms, making direct loans, and providing guarantees to third-party financing sources. As of June 30, 2005, net of reserves we had provided customer financing of approximately € 186 million. This amount includes € 139 million of customer deferred payments and accounts receivable, and € 47 million of other financial assets. In addition, we had outstanding commitments to make further direct loans or provide guarantees to financial institutions in an amount of approximately € 76 million.
More generally, as part of our business we routinely enter into long-term contracts involving significant amounts to be paid by our customers over time.
SVF Trust Program. In 1999, we established a securitized customer financing (SVF) program arranged by Citibank, which was amended in June 2000, May 2002 and May 2003.
As we did not have any equity interest in the SVF trust, the SVF trust was not consolidated within the Group’s accounts, in accordance with French GAAP (Regulation no. 99-02 of the “Comité de la Réglementation Comptable”). However, in accordance with new financial regulations applicable from the first financial accounting year of a company beginning after August 2, 2003, the SVF trust was consolidated since January 1, 2004 under French GAAP. This trust was also consolidated in the opening balance sheet under IFRS.
In April 2004, as part of a reassessment of our financing requirements and credit facilities, and with a view to optimizing our financial costs, we decided to cancel this securitized program. As a result, the banks no longer have any financing commitments in this respect, and we bought back from the SVF trust all outstanding receivables at their nominal value during the second quarter of 2004. The cancellation of the program did not have a significant impact on the results and financial position of the Group.
Sale of carry-back receivable. In May 2002, we sold to a credit institution a carry-back receivable with a face value of € 200 million resulting from the choice to carry back tax losses from prior years. The cash received from this sale amounted to € 149 million, corresponding to the discounted value of this receivable, that matures in five years. The difference between the net cash proceeds and the nominal value was recorded under French GAAP over the five year period as a financial expense. Under IFRS the carry-back receivable is not de-recognized but is reported on the asset side of the balance sheet, as an “other non current asset”, at its discounted value using the discount rate applied in the sale transaction by the intervening credit institution, and as a “financial liability” at its discounted value using the French state bonds’ discount rate, on the liability side of the balance sheet.

We are required to indemnify the purchaser in case of any error or inaccuracy concerning the amount or nature of the carry-back receivable sold. The sale would be retroactively cancelled if future changes in law resulted in a substantial change in the rights attached to the carry-back receivable sold.
Securitization of accounts receivables. In December 2003, we entered into a further securitization program for the sale of customer receivables without recourse. Eligible receivables are sold to a special purpose vehicle, which benefits from a bank financing, and from a subordinated financing from our Group representing an over-collateralization determined on the basis of the risk profile of the portfolio of receivables sold. This special purpose vehicle was fully consolidated under French GAAP in accordance with paragraph 10052 of Regulation no. 99-02 of the “Comité de Réglementation Comptable” and is fully consolidated under IFRS. The receivables sold at June 30, 2005, which amounted to € 69 million (€ 52 million as of June 30, 2004), are therefore maintained in the consolidated balance sheet. At June 30, 2005, the maximum amount of bank financing that we could obtain through the sale of receivables was € 150 million. The actual amount of such funding for each receivable is a percentage of the amount of the receivable and the percentage varies depending on the quality of the receivables sold. The purpose of this securitization program is to optimize the management and recovery of receivables, in addition to providing extra financing.
Contractual payment obligations and off-balance sheet contingent commitments under U.S. GAAP. The following table presents minimum payments we will have to make in the future under contracts and firm commitments under U.S. GAAP.

	Payment Deadline
		Before
	Before	December 31,
Contractual payment obligations	June 30, 2006	2007	2008-2009	2010 and after	Total
			(in millions)
Financial debt (excluding capital leases)	€1,104	€889	€903	€1,535	€4,431
Capital lease obligations	12	17	24	36	89

Subtotal — included in our balance sheet	€1,116	€906	€927	€1,571	€4,520

Operating leases	99	206	120	215	640
Commitments to purchase fixed assets	21	—	—	—	21
Interest on long-term debt	118	141	150	130	539
Unconditional purchase obligations(a)	119	10	—	—	129

Subtotal — not included in our balance sheet	€357	€357	€270	€345	€1,329

Total contractual obligations	€1,473	€1,263	€1,197	€1,916	€5,849

(a) Other firm commitments result mainly from purchase obligations related to multi-year equipment supply contracts linked to the sale of businesses or plants to third parties.
The main difference between contractual obligations under U.S. GAAP and under IFRS is the application of IAS 32-39 concerning the compound financial instruments as described in Note 22(i) to our unaudited condensed interim consolidated financial statements.
Customer Credit Approval Process and Risks. We engage in a thorough credit approval process prior to providing financing to our customers or guarantees to financial institutions, which provide financing to our customers. Any significant undertakings have to be approved by a central Risk Assessment Committee, independent from our commercial departments. We continually monitor and manage the credit we have extended to our customers, and attempt to limit credit risks by, in some cases, obtaining security interests or by securitizing or transferring to banks or export credit agencies a portion of the risk associated with this financing.
Although, as discussed above, we engage in a rigorous credit approval process and have taken actions to limit our exposure to customer credit risks, the global downturn and deterioration of the telecommunications industry through 2003 caused certain of our customers to experience financial difficulties and others to file for protection under the bankruptcy laws. Upon the financial failure of a customer, we realized losses on extended credit given and loans made to the customer, on guarantees provided for the customer, losses relating to our commercial risk exposure under long-term contracts, as well as the loss of the customer’s ongoing business. If economic conditions and the telecommunications industry in particular deteriorate once again, we may in the future realize similar losses. In such a context, should additional customers fail to meet their obligations to us, we may experience reduced cash flows and losses in excess of reserves, which could materially adversely impact our results of operations and financial position.
Capital Expenditures. We expect our capital expenditures in 2005 to be less than €600 million, including gross capitalization of research and development expenses. We believe that our current cash and cash equivalents, cash flows and funding arrangements provide us with adequate flexibility to meet our short-term and long-term financial obligations and to pursue our capital expenditure program as planned. We base this assessment on current and expected future economic and market conditions. Should economic and market conditions deteriorate, we may be required to engage in additional restructuring efforts and seek additional sources of capital, which may be difficult if there is no continued improvement in the market environment and given our limited ability to access the fixed income market at this point. In addition, as mentioned in “Capital Resources” above, if we do not meet the financial covenant contained in our syndicated facility, we may not be able to rely on this funding arrangement to meet our cash needs.
Qualitative and Quantitative Disclosures About Market Risk
At June 30, 2005, our exposure to market risks was not materially different from our exposure at the end of last year, as described in our 2004 Form 20-F.
Research and Development
Costs. In the first half of 2005, our research and development costs, net of the impact of the capitalization of research and development expenses, totaled € 685 million (11.9% of consolidated net sales for the six months ended June 30, 2005) compared to costs of € 733 million in the first six months of 2004 (13.5% of consolidated net sales for the six months ended June 30, 2004).

Main Areas affected by the Change from French GAAP to IFRS
The principal areas that have been affected by the change from French GAAP to IFRS are described below.
Property, plant and equipment:
The application of IAS (International Accounting Standard) 16 (Property, Plant and Equipment) and IAS 36 (Impairment of Assets) does not have a significant impact on our financial statements. We have elected not to choose the option provided by IFRS 1 (First-time Adoption of IFRS) that allows certain property, plant and equipment to be recorded at fair value in the opening balance sheet. Furthermore, the rules governing depreciation methods (determination of the estimated useful life of the asset, inclusion of residual values and related matters) are either already applied by us or should not have a major impact on our opening balance sheet. Marine vessels represent the main category of our property, plant and equipment that will require restatement in order to comply with IFRS.
The application of IAS 36 does not have a major impact on us with respect to impairment losses. We performed impairment tests of our property, plant and equipment in 2002, 2003 and 2004, using methods comparable to those required by IFRS, and, as a result, significant impairments were recognized, as indicated in Note 12b to our French GAAP 2004 consolidated financial statements.
Our fixed assets used in the context of financial leasing contracts are already recognized as assets in our consolidated financial statements in accordance with the criteria defined in IAS 17 (Leases) and we do not own any significant property within the scope of IAS 40 (Investment Property).
Fixed assets to be sold, as defined in IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), are recorded as non-current assets and are no longer depreciated. This change did not have a significant impact on our 2004 consolidated net income remeasured under IFRS and will not have a significant impact on our 2005 consolidated net income.
Construction contracts:
The principles of IAS 11 (Construction Contracts) are very close to those already used under French GAAP to account for construction contracts (or long-term contracts). In particular, the percentage of completion method of accounting that we apply (see Note 11 to our unaudited condensed interim consolidated financial statements) complies with IAS 11. Contract segmentation and combination rules are also very close to the accounting principles we used under French GAAP. The methods for recognizing reserves for penalties (changes are recorded in contract revenues under IFRS but in contract costs in our French GAAP 2004 financials statements and prior financial statements), and accounting for the financial impact in net sales of deferred payments when they are material, has a limited effect on the presentation of our income statement and no effect on either our gross profit or our opening shareholders’ equity using IFRS.
The presentation of assets and liabilities related to construction contracts under specific balance sheet captions, and the application of specific offset rules as required by IAS 11, reduces our working capital due to the fact that certain reserves for product sales are presented as a deduction of this amount.
Research and development costs:
As indicated in Note 1 to our French GAAP 2004 consolidated financial statements, under French GAAP research and development costs were generally expensed, with the exception of certain software development costs. The application of the principles defined in IAS 38 (Intangible Assets) requires us to capitalize a part of the development costs. This increases significantly the intangible assets and shareholders’ equity in our January 1, 2004 opening balance sheet prepared in accordance with IFRS. However, full retroactive application of this standard was not possible due to the lack of prior period information; under IAS 38, availability of such information would have enabled us to meet the eligibility criteria for the capitalization of certain expenditures.
Assuming a constant volume of research work, the capitalization of certain development costs in accordance with IAS 38 should not have a material impact on our net income: For two or three years starting in 2005, this capitalization will have a positive impact, which will gradually dissipate. The impact on our capitalization is presented in our IFRS consolidated financial statements under a specific income statement caption, “Impact of Capitalization of Development Expenses,” to better isolate the ramp-up effect of the capitalization of development costs.
Convertible bonds or notes mandatorily redeemable for shares:
The convertible bonds (OCEANE) and notes mandatorily redeemable for shares (ORANE) issued by us in 2002 and 2003 are compound financial instruments (according to IAS 32) that include a debt component and an equity component. The first-time adoption of IFRS has the effect of recording all of these notes and a part of these convertible bonds as of January 1, 2004 in shareholders’ equity and part of the convertible bonds (OCEANE) in financial debt. Under French GAAP the notes mandatorily redeemable for shares (ORANE) were recorded in other equity and the convertible bonds (OCEANE) were recorded primarily as financial debt, and for some smaller portion as shareholders’ equity.
The IFRS standard has both a positive and a negative effect on the future level of financial expense due, on the one hand, to accounting for prepaid expenses in shareholders’ equity as of January 1, 2004 (ORANE) and, on the other hand, to accreting the debt component and increasing financial expense (OCEANE).
Goodwill and business combinations:
As indicated in Note 1b and f and Note 10 to our French GAAP 2004 consolidated financial statements, in connection with major acquisitions in the past, we have used the special exemption provided by paragraph 215 of Regulation 99-02, which permits the difference between the purchase price of the business acquired and the corresponding share of net assets to be recorded directly in our shareholders’ equity.
Insofar as we have elected to adopt the IFRS 1 option not to restate business combinations that do not comply with IFRS 3 (Business Combinations) and which occurred prior to January 1, 2004, first-time adoption of IFRS has not resulted in any changes to the accounting methods previously applied.
In addition, for business combinations prior to January 1, 2004, regardless of the accounting method used, the review of assets and liabilities recorded in the context of these combinations and the analysis of their compliance with IFRS accounting principles had no material impact on our shareholders’ equity, with the exception of the accounting treatment of stock options existing in the acquired company on the date of acquisition. Provision was made under French GAAP based on the intrinsic value of these items, a treatment that does not comply with the IFRS 2 (Share-based Payment) and IFRS 3 rules.
Other acquired assets and liabilities, in particular intangible assets recorded in our consolidated financial statements resulting from business combinations, are generally in compliance with IFRS. We have not identified any significant unrecorded intangible assets that should have been recorded in accordance with IFRS, other than the goodwill in the business combinations.
With respect to goodwill recorded as of December 31, 2003 (see Note 10 to our French GAAP 2004 consolidated financial statements), the application of an impairment test based on the criteria defined in IAS 36 did not result in any significant impairment loss in the opening balance sheet. Starting January 1, 2004, goodwill is no longer amortized but is tested for impairment annually.
Financial instruments:
Under IFRS, financial assets available for sale (as defined in IAS 39) are recorded at fair value in the 2004 opening balance sheet. For listed securities, the restatement consisted of recording, in the opening shareholders’ equity, the difference between the carrying value and the market value, net of any possible deferred tax impacts. Since we own some listed securities, and because of the valuation rules we use for marketable securities (see Note 1s of our French GAAP 2004 consolidated financial statements ), the impact on shareholders’ equity is positive. The market values of unconsolidated listed securities was disclosed in Notes 14 and 19 to our French GAAP 2004 consolidated financial statements.
With respect to customer receivables sold without recourse (see Note 15 to our French GAAP 2004 consolidated financial statements), the “derecognition” (that is, the transfer) of these receivables from our balance sheet did not result in a significant restatement upon transition to IFRS, insofar as we considered that, for trade receivables sold without recourse, in case of non-payment, substantially all of the risks and rewards associated with the asset have been effectively transferred to the buyer.
In accordance with the provisions of IAS 39 on financial instruments (which we have chosen to apply as of January 1, 2004), derivatives have to be recorded at fair value in the balance sheet.

Most of our interest rate derivatives are fair value hedges, and the changes in their value should be largely offset in income by revaluations of the underlying debt.
We use currency derivatives to hedge future cash flows, firm commitments and commercial bids.
Derivatives used to hedge firm commitments are treated as fair value hedges.
In addition, from April 1, 2005 onwards, we have identified and documented highly probable future streams of revenue with respect to which we have entered into hedge transactions. The corresponding derivatives are eligible for cash flow hedge accounting. Changes in fair value of the effective part of these financial instruments are recognized directly in equity and reclassified in profit or loss (cost of sales) in the same period during which the hedged revenue is accounted for; the ineffective part is recorded in financial income (expense).
Derivatives related to commercial bids are not considered as eligible for hedge accounting and are accounted for as trading financial instruments. Changes in fair values of such instruments are therefore included in the income statement in the cost of sales (in the business segment “other”).
Retirement and other employee benefits:
The methods for determining pensions and other post-employment benefits, as described in Notes 1i and 24 to our French GAAP 2004 consolidated financial statements, were in compliance with IAS 19 (Employee Benefits), insofar as we have applied, starting January 1, 2004, recommendation 2003-R01 of the “Conseil National de la Comptabilité” (the “CNC”). The impact of applying this recommendation as of January 1, 2004, particularly on shareholders’ equity, was presented in Note 24 to our French GAAP 2004 consolidated financial statements.
Share-based payment:
The application of IFRS 2 (Share-based Payment) modifies the method of accounting for stock options granted to our employees. Only stock option plans established after November 2002, and whose stock options had not yet vested at December 31, 2004, have been restated. This affects our 2003 and 2004 plans, as described in Note 21c to our French GAAP 2004 consolidated financial statements, and the plans resulting from business combinations completed after November 2002, under which the stock options had not yet vested at December 31, 2004 (see Notes 2 and 21c to our French GAAP 2004 consolidated financial statements). We decided not to adopt the full retroactive application option provided for in this standard, since the fair values of the stock options granted in the past had not been published and the method of valuing the stock options for determining the pro forma income per share in accordance with U.S. GAAP (see note 39(2) to our French GAAP 2004 consolidated financial statements on the application of SFAS 123 and SFAS 148) is not identical to that adopted for the application of IFRS 2.
The impact on 2004 net income, restated in accordance with IFRS, corresponds to the allocation of the fair value over the vesting period of the stock options granted that fall within the scope of IFRS 2. This impact is presented under a specific income statement caption, “Share-based payment (Stock Option Plans”), in our IFRS income statement.

Since the compensation expense does not result in an outflow of cash and since the counter entry to the expense is recorded in consolidated reserves, the application of this standard has no impact on shareholders’ equity.
Off balance sheet commitments and “derecognition” (that is, transfer) of financial assets and liabilities:
Our off balance sheet commitments are described in Note 31 to our French GAAP 2004 consolidated financial statements. On December 31, 2003, we participated in two structured securitization programs (the SVF program and a customer receivable securitization program), described in Note 31. The special purpose vehicle used in the SVF program was consolidated as of January 1, 2004, following changes in French accounting regulations as indicated in Note 31 to our French GAAP 2004 consolidated financial statements. The impact on the IFRS 2004 opening balance sheet is described in Note 18 VI E of our unaudited condensed interim consolidated financial statements. The special purpose entity used in the customer receivables securitization program was already consolidated at December 31, 2003 and the application of IFRS to this program, therefore has no impact on our consolidated financial statements. In addition, the carryback receivable sold in 2002, as explained in Note 31 to our French GAAP 2004 consolidated financial statements, is recorded as an asset at discounted value in the IFRS opening balance sheet, as security for the corresponding financial liability that results from the consideration received.
Reserves for restructuring and other liabilities:
We have applied CNC regulation 00-06 to liabilities since January 1, 2002 in our French GAAP consolidated financial statements. Since this regulation is very similar to IAS 37 (Provisions, Contingent Liabilities and Contingent Assets), we had no material impact on the IFRS 2004 opening balance sheet.
Presentation of financial statements:
The application of IAS 1 (as revised in December 2003) and, to a lesser extent, the application of IAS 7 (Cash Flow Statements), IAS 14 (Segment Reporting) and IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations) has significant consequences on the manner of presenting our financial information.
IFRS requires a distinction to be made between current and non-current items in the balance sheet, which is different from the past French GAAP presentation that was based on the type and/or liquidity of assets and liabilities. In addition, certain specific rules governing the offsetting of assets and liabilities (for example, certain reserves for product sales relating to construction contracts that have to be deducted from contract assets) result in reclassifications compared to previous practice.
The removal of the concept of extraordinary income or loss in IFRS resulted in the reclassification in income from operating activities and/or financial income of certain revenues and expenses recorded under French GAAP by us in other revenue/expense (see Note 1m, n, o and Note 7 to our French GAAP 2004 consolidated financial statements). The extent of the changes in presentation is such that we have made specific comments in our reconciliation schedules (see Note 18 to our unaudited condensed interim consolidated financial statements).
Other standards:
The other requirements of IFRS do not call for any specific comment, and we have had no major impact on our IFRS opening balance sheet as a result of applying these other standards. This is the case for IAS 2 (Inventories), IAS 12 (Income Taxes), IAS 18 (Revenue), IAS 20 (Accounting for Government Grants and Disclosure of Government Assistance), IAS 21 (Effects of Changes in Foreign Exchange Rates), IAS 23 (Borrowing Costs), IAS 27 (Consolidated and Separate Financial Statements), IAS 28 (Investments in Associates), IAS 29 (Financial Reporting in Hyperinflationary Economies), and IAS 31 (Interests in Joint Ventures). Moreover, we already applied some International Accounting Standards under French GAAP, notably IAS 19 (Employee Benefits), IAS 33 (Earnings Per Share), and IAS 24 (Related Party Disclosures).
A more extensive description of our accounting policies applied is given in Note 1, and the reconciliation between 2004 consolidated financial statements under IFRS and French GAAP is given in Note 18, to our unaudited condensed interim consolidated financial statements.
Exemptions to IFRS
As a first time adopter of IFRS, we have elected some exemptions to IFRS as permitted by IFRS 1, section 13. These exemptions are described below.
Business combinations:
We elected not to apply IFRS 3 (Business Combinations) retrospectively for all business combinations that occurred before the date of transition (January 1, 2004).
As indicated in the section “Changes in Accounting Standards as of January 1, 2005 — Goodwill and business combinations” in page 27 of this document and in Note 22 (a) in page FS-51 of this document, major past business combinations were accounted for using the French “pooling of interest method”, instead of the purchase accounting method as prescribed by IFRS 3. These business combinations were not restated in the IFRS consolidated financial statements.
If we had restated past business combinations to comply with IFRS 3, shareholders’ equity and the amount of goodwill under IFRS as of January 1, 2004 would have been materially greater. We estimate that the impact would have been comparable to the adjustment between French GAAP and U.S. GAAP consolidated financial statements as of December 31, 2003 as described and valued in our 2004 Form 20F — pages F-79 and F-80, and F-89.
Employee benefits:
We elected to recognize all cumulative actuarial gains and losses at the date of transition to IFRS (January 1, 2004) for all employee benefit plans, but we elected to use the “corridor” approach for actuarial gains and losses arising beginning January 1, 2004 in the IFRS consolidated financial statements. Taking into account that in the long term actuarial gains and losses may offset one another, the applicable IAS standard permits an entity to leave some actuarial gains and losses within a range (or “corridor”) around the best estimate of post-employment benefit obligations unrecognized.
The impact of this election on the shareholders’ equity at the date of transition to IFRS, as indicated in Note 18 of the unaudited condensed interim consolidated financial statements, was negative for an amount of approximately € 200 million. The estimated impact on 2004 net income is comparable to the adjustment between French GAAP and U.S. GAAP consolidated financial statements as of December 31, 2004, as described and valued in the 2004 Form 20F — pages F-84 and F-88.
Cumulative translation differences:
We elected the exemption related to cumulative translation differences. As indicated in IFRS 1 paragraph 22:
“If a first-time adopter uses this exemption:

(a) the cumulative translation differences for all foreign operations are deemed to be zero at the date of transition to IFRSs; and

(b) the gain or loss on a subsequent disposal of any foreign operation shall exclude translation differences that arose before the date of transition to IFRSs and shall include later translation differences.”
This exemption had no impact on shareholders’ equity at the date of transition to IFRS and no material impact on 2004 net income as no material disposals of foreign operations were accounted for during the 2004 fiscal year.
Compound financial instruments:
We elected the exemption related to compound financial instruments as permitted by IFRS 1 paragraph 23. Therefore, the two portions in equity (the portion related to the cumulated interests accreted on the liability component, and the portion related to the original equity component) of our ORANE (notes mandatorily redeemable for shares) have not been separated, as the liability component was no longer outstanding at the transition date. A description of the IFRS accounting treatment of compound financial instruments is set forth in Note 18 — VI B to our unaudited condensed interim consolidated financial statements.
We did not elect any other exemption to IFRS.

ALCATEL AND SUBSIDIARIES
INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AT JUNE 30, 2005 UNDER IFRS RECOGNITION
AND MEASUREMENT PRINCIPLES

Unaudited condensed interim consolidated income statements for the six month periods ended June 30, 2004 and 2005	FS-2

Unaudited condensed interim consolidated balance sheets at June 30, 2005 and at December 31, 2004	FS-3

Unaudited condensed interim consolidated statements of cash flows for the six month periods ended June 30, 2005 and 2004	FS-4

Unaudited condensed interim consolidated statements of changes in shareholders’ equity for the six month periods ended June 30, 2005 and 2004 and for the year ended December 31, 2004	FS-5

Notes to unaudited condensed interim consolidated financial statements:

- Summary of accounting policies	FS-8
- Changes in consolidated companies	FS-16
- Information by business segment	FS-17
- Information by geographical segment	FS-18
- Other	FS-19
- Reconciliation schedules from French GAAP to IFRS	FS-30
- Reconciliation to U.S. GAAP	FS-48

ALCATEL AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED INCOME STATEMENT – IFRS STANDARDS

		Six months ended June 30,
	Note	2005 (a)	2005	2004
		(in millions except per share information)
Revenues	3	$6,959	€5,752	€5,414
Cost of sales		(4,457)	(3,684)	(3,321)

Gross profit		2,502	2,068	2,093

Administrative and selling expenses		(1,226)	(1,013)	(1,019)
Research & Development expenses before capitalization of development expenses		(909)	(751)	(807)
Impact of capitalization of development expenses		80	66	74
Research & Development costs	4	(829)	(685)	(733)

Operating profit (loss)	3	448	370	341

Share-based payment (stock options plans)	5	(46)	(38)	(24)
Restructuring costs	13	(59)	(49)	(133)
Impairment of goodwill and other intangibles		—	—	—

Income (loss) from operating activities		342	283	184

Financial interests relative to gross financial debt		(133)	(110)	(108)
Financial interests relative to cash, cash equivalents and marketable securities		73	60	48
Finance costs	6	(60)	(50)	(60)
Other financial income (expense)	6	88	73	24
Share in net income (losses) of equity affiliates		(28)	(23)	3

Income before tax and discontinued operations		342	283	151

Income tax expense	8	92	76	49

Income (loss) from continuing operations		434	359	200

Income (loss) from discontinued operations	7	(18)	(15)	192

Net income (loss)		416	344	392

Attributable to:
- Equity holders of the parent		387	320	374
- Minority interests		29	24	18
Net income attributable to equity holders of the parent per share (in euros)
- Basic earnings per share	9	0.28	0.23	0.28
- Diluted earnings per share	9	0.28	0.23	0.28
Net income (before discontinued operations) attributable to equity holders of the parent per share (in euros)
- Basic earnings per share		0.29	0.24	0.14
- Diluted earnings per share		0.29	0.24	0.14
Net income of discontinued operations per share (in euros)
- Basic earnings (loss) per share		(0.01)	(0.01)	0.14
- Diluted earnings (loss) per share		(0.01)	(0.01)	0.14

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $ 1.2098 on June 30, 2005.

ALCATEL AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED BALANCE SHEET — IFRS STANDARDS

		June 30, 2005
		After	June 30, 2005	December 31, 2004
		Appropriation	After	After
	Note	(a)	Appropriation	Appropriation
			(in millions)
ASSETS
Goodwill		$4,713	€3,896	€3,774
Intangible assets, net		996	823	720

Intangible assets, net		5,709	4,719	4,494

Property, plant and equipment		5,438	4,495	4,674
Depreciation		(4,169)	(3,446)	(3,579)

Property, plant and equipment, net		1,269	1,049	1,095

Share in net assets of equity affiliates		697	576	604
Other financial assets, net		473	391	554
Deferred tax assets		2,196	1,815	1,639
Other non current assets	(10)	472	390	332

TOTAL NON CURRENT ASSETS		10,816	8,940	8,718

Inventories and work in progress, net	(11)	1,859	1,537	1,273
Amounts due from customers on construction type contracts	(11)	1,265	1,046	729
Trade receivables and related accounts, net	(11)	3,363	2,780	2,693
Advances and progress payments	(11)	123	102	90
Other current assets, net	(10)	1,339	1,107	1,418
Assets held for sale or related to discontinued activities	(7)	71	59	196
Current income taxes, short term		40	33	78
Marketable securities, net	(14)	382	316	552
Cash and cash equivalents	(14)	5,213	4,309	4,611

TOTAL CURRENT ASSETS		13,657	11,289	11,640

TOTAL ASSETS		24,473	20,229	20,358

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $ 1.2098 on June 30, 2005.

LIABILITIES AND SHAREHOLDERS’ EQUITY

		June 30, 2005
		After	June 30, 2005	December 31,
		Appropriation	After	2004 After
	Notes	(a)	Appropriation	Appropriation
			(in millions)
Capital stock (€2 nominal value : 1,306,565,122 ordinary shares issued and 120,778,519 shares to be issued related to Orane at June 30, 2005, 1,305,455,462 ordinary shares issued and 120,780,519 shares to be issued related to Orane at December 31, 2004 and 1,285,677,429 ordinary shares issued and 120,781,729 shares to be issued related to Orane at June 30, 2004)		$3,453	€2,854	€2,852
Additional paid-in capital		10,006	8,271	8,226
Less treasury stock at cost		(1,915)	(1,583)	(1,607)
Retained earnings, fair value and other reserves		(5,433)	(4,491)	(4,931)
Cumulative translation adjustments		88	73	(183)
Net profit - Attributable to the Group		387	320	584

Shareholders’ equity - Attributable to the equity holders of the parent		6,586	5,444	4941
Minority interests		530	438	373

TOTAL EQUITY	(12)	7,116	5,882	5,314

Accrued pension and retirement obligations		1,429	1,181	1,163
Bonds and notes issued, long term	(12), (14)	3,490	2,885	3,089
Other long term borrowings	(14)	421	348	393
Deferred tax liabilities		157	130	132
Other noncurrent liabilities	(10)	322	266	200

TOTAL NON CURRENT LIABILITIES		5,819	4,810	4,977

Provisions	(13)	2,180	1,802	2,068
Short term portion of long term borrowings	(14)	1,343	1,110	1,115
Customers’ deposits and advances	(11)	1,320	1,091	973
Amounts due to customers on construction type contracts	(11)	181	150	133
Trade payables and related accounts	(11)	4,122	3,407	3,350
Liabilities related to discontinued activities or to a disposal group held for sale	(7)	—	—	106
Current income taxes liabilities, short term		52	43	179
Other current liabilities	(10)	2,340	1,934	2,143

TOTAL CURRENT LIABILITIES		11,538	9,537	10,067

TOTAL EQUITY AND LIABILITIES		24,473	20,229	20,358

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $ 1.2098 on June 30, 2005.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
— IFRS STANDARDS

		Six months ended June 30,
	Note	2005 (a)	2005	2004
			(in millions)
Cash flows from operating activities
Net income (loss)- Attributable to the equity holders of the parent		$387	€320	€374
Minority interests		29	24	18
Adjustments	(15)	(77)	(64)	(212)

Net cash provided (used) by operating activities before changes in working capital	(15)	339	280	180

Net change in current assets and liabilities (excluding financing):
- Decrease (increase) in inventories	(11)	(356)	(294)	(503)
- Decrease (increase) in accounts receivable	(11)	(99)	(82)	329
- Decrease (increase) in advances and progress payments	(11)	(12)	(10)	(3)
- Increase (decrease) in accounts payable and accrued expenses	(11)	(102)	(84)	(83)
- Increase (decrease) in customers’ deposits and advances	(11)	105	87	(37)
- Other assets and liabilities		(92)	(76)	(236)

Cash provided (used) by operating activities before interests and taxes		(217)	(179)	(353)

- Interests received		71	59	54
- Interests (paid)		(98)	(81)	(81)
- Taxes (paid)/received		11	9	77

Net cash provided (used) by operating activities		(232)	(192)	(303)

Cash flows from investing activities:
Proceeds from disposal of fixed assets		11	9	74
Capital expenditures		(358)	(296)	(253)
Decrease in loans and other financial assets		97	80	235
(Increase) in loans and other financial assets		—	—	—
Cash expenditures for acquisition of consolidated and unconsolidated companies		(73)	(60)	(51)
Cash proceeds from sale of previously consolidated and unconsolidated companies		97	80	31
Marketable securities changes		312	258	(402)

Net cash provided (used) by investing activities		86	71	(366)

Cash flows from financing activities:
Issuance/(repayment) of short term borrowings		(45)	(37)	(432)
Issuance of long term borrowings	(14)	—	—	462
Repayment of long term borrowings	(14)	(313)	(259)	(758)
Proceeds from issuance of shares		7	6	4
Proceeds from disposal/(acquisition) of treasury stock		4	3	—
Dividends paid		(13)	(11)	(8)

Net cash provided (used) by financing activities		(361)	(298)	(732)
Net cash (used) by operating activities of discontinued operations	(7)	—	—	(219)
Net cash provided by investing activities of discontinued operations	(7)	17	14	310
Net cash provided by financing activities of discontinued operations	(7)	—	—	—
Net effect of exchange rate changes		125	103	21

Net increase (decrease) in cash and cash equivalents		(365)	(302)	(1,289)

Cash and cash equivalents at beginning of year		5,578	4,611	6,005

Cash and cash equivalents at end of year		5,213	4,309	4,716

				\

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of €1 = $ 1.2098 on June 30, 2005.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

										Total
				Addi-		Changes in				Attributable
				tional		fair value		Cumulative	Net	to the equity
	Number		Capital	paid-in	Retained	and other	Treasury	translation	Income	holders of the	Minority
	of shares		stock	capital	Earnings	reserves	stock	adjustments	(loss)	parent	interests	TOTAL
	(In millions of euros except for number of shares outstanding)
Balance at December 31, 2003 after appropriation	1,342,622,184	(1)	2,810	7,966	(4,953)	65	(1,730)	0	—	4,158	388	4,546

Financial assets available for sale						16				16		16
Cumulative translation adjustment								34		34	15	49
Cash flows hedging										—		—
Other adjustments

Net income changes directly recognized in equity						16		34		50	15	65

Net income (loss)									374	374	18	392

Total of accounted expenses and revenues						16		34	374	424	33	457

Other capital increase	1,267,205		3	9						12		12
Deferred share-based payment				25						25		25
Net change in treasury stock of shares owned by consolidated subsidiaries	393,835				6					6		6
Other adjustments					10					10	(33)	(23)

Balance at June 30, 2004	1,344,823,224	(1)	2,813	8,000	(4,937)	81	(1,730)	34	374	4,635	388	5,023

Financial assets available for sale						16				16		16
Cumulative translation adjustment								(217)		(217)	(49)	(266)
Cash flows hedging										—		—
Other adjustments

Net income changes directly recognized in equity						16		(217)		(201)	(49)	(250)

Net income (loss)									210	210	51	261

Total of accounted expenses and revenues						16		(217)	210	9	2	11

Capital increases linked to the acquisition of Spatial Wireless	17,783,297		36	176						212		212
Other capital increase	1,991,075		3	11						14		14
Deferred share-based payment				35						35		35
Net change in treasury stock of shares owned by consolidated subsidiaries	1,916,231				(94)		123			29		29
Other adjustments				4	3					7	(17)	(10)
Allocation of net income					584				(584)	—	—	—

Balance at December 31, 2004 after appropriation	1,365,973,827	(1)	2,852	8,226	(4,444)	97	(1,607)	(183)	—	4,941	373	5,314

Financial assets available for sale						(81)				(81)		(81)
Cumulative translation adjustment								256		256	50	306
Cash flows hedging						(30)				(30)		(30)
Other adjustments

Net income changes directly recognized in equity						(111)		256		145	50	195

Net income (loss)									320	320	24	344

Total of accounted expenses and revenues						(111)		256	320	465	74	539

Other capital increase	1,107,661		2	7						9		9
Deferred share-based payment				38						38		38
Net change in treasury stock of shares owned by consolidated subsidiaries	900,062				(29)		24			(5)		(5)
Other adjustments					(4)					(4)	(9)	(13)

Balance at June 30, 2005	1,367,981,550	(1)	2,854	8,271	(4,477)	(14)	(1,583)	73	320	5,444	438	5,882

(1)	of which shares to be issued related to ORANE : 120,784,179 at December 31, 2003, 120,781,729 at June 30, 2004, 120,780,519 at December 31, 2004 and 120,778,519 at June 30, 2005.

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Note 1
Summary of accounting policies
     Due to the listing of Alcatel’s securities on the Euronext Paris and in accordance with CE regulation No. 1606/2002 of July 19, 2002, the 2005 consolidated financial statements of Alcatel and its subsidiaries’ (the “Group”) are prepared in accordance with IFRS (International Financial Reporting Standards).
     Since January 1, 1999, the consolidated financial statements of the Group have been prepared in accordance with French generally accepted accounting principles (GAAP) in compliance with the “Principles and accounting methodology relative to consolidated financial statements” regulation No. 99-02 of the “Comité de la Réglementation Comptable” approved by the decree dated June 22, 1999.
     As stated by the CESR (Committee of European Securities Regulators) recommendation of December 2003, all interim financial data for 2005 are required to be prepared on the basis of IFRS recognition and measurement principles which will be applicable at year end (see further details on Applied Standards and Interpretations on this page).
     The IFRS 1 regulations governing first-time adoption of IFRS have been followed by Alcatel as a first-time adopter of the standards. The procedures followed in this respect are detailed in the following notes. Reconciliation statements for consolidated profit or loss for the six months ended June 2004 and for the year ended December 31, 2004 and equity at January 1, 2004 and December 31, 2004 using IFRS and French GAAP are contained in this document. IAS standards 32 and 39 on financial instruments and IFRS 5 dealing with non-current assets held for sale and discontinued operations have been applied as from January 1, 2004.
     The unaudited condensed interim consolidated financial statements are compliant with IAS 34 requirements.
Applied standards and interpretations for establishing the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2005
     The unaudited condensed interim financial statements for the six months ended June 30, 2005 which include comparative financial information for the six months ended June 30, 2004 presented herein were prepared by applying the recognition and measurement principles set fort in the International Financial Reporting Standards (“IFRS”) and the interpretations thereto applicable to establishing consolidated financial statements for the year ended December 31, 2005 (see Note 1 — Summary of accounting policies). The basis for the preparation of these financial statements is the result of:
-	IFRS standards and interpretations that will be required to be applied as at December 31, 2005 as they are currently published (existing standards and interpretations already adopted by the European Union),

-	IFRS standards and interpretations that should be applied as at June 30, 2005,

-	Management’s best estimate of the anticipated resolution of technical questions and works in progress discussed by the IASB (International Accounting Standards Board) and by the IFRIC (International Financial Reporting Interpretation Committee) which may be applicable at the time of the publication of Alcatel’s consolidated financial statements for the year ended December 31, 2005,

-	Options and exemptions provided by IFRS that management has applied which it expects to apply in preparing Alcatel’s consolidated financial statements for the year ended December 31, 2005. The final selection of these options will occur when Alcatel completes its consolidated financial statements for the year ended December 31, 2005 and, therefore, may be subject to change.
     All standards and interpretations applied by Alcatel in these unaudited condensed interim consolidated financial statements are in compliance with both the European directives and with standards and interpretations adopted by the European Union. In addition, there is no difference between the standards and interpretations applied by Alcatel and the IFRS as at June 30, 2005.
     Since the accounting standards used in these unaudited condensed interim consolidated financial statements may change in connection with the completion of Alcatel’s consolidated financial statements for the year ended December 31, 2005, it is possible that:
-	the opening balance sheet at January 1, 2004 included herein will not be the opening balance sheet on which Alcatel’s consolidated financial statements for the year ended December 31, 2005 will be based,

-	the IFRS consolidated income statements for the six month periods ended June 30, 2004 and 2005 and for the year ended December 31, 2004 as well as the balance sheet at December 31, 2004 set forth below could be modified during 2005 to take into account current interpretations and changes in IFRS.
     Alcatel’s previously published 2004 financial information presented in IFRS has been amended herein to take into account the latest information available. These amendments are explained in note 18.
a/ Basis of preparation
     The unaudited condensed interim consolidated financial statements have been prepared under historical cost convention, with the exception of certain categories of assets and liabilities, in accordance with IFRS regulations. The categories concerned are detailed in the following notes.
b/ Consolidation methods
     Companies over which the Group has control are fully consolidated.
     Companies over which the Group has joint control are accounted for using proportionate consolidation.
     Companies over which the Group has a significant influence (“investments in associates “) are accounted for under the equity method. Significant influence is assumed when the Group’s interest in the voting rights is greater than or equal to 20%.
     All significant intra-group transactions are eliminated.
c/ Business combinations
     Regulations governing first-time adoption: Business combinations that were completed before January 1, 2004, the transition date to IFRS, have not been restated, as permitted by the optional exemption included in IFRS 1. No goodwill was accounted for on business combinations prior to January 1, 2004, for which article 215 of Regulation N° 99-02 of the “Comité de la Réglementation Comptable” (CRC) was applicable. According to this regulation, the assets and liabilities of the acquired company are maintained at their carrying value at the date of the acquisition, adjusted for the Group’s accounting methods, and the difference between this value and the acquisition cost of the shares adjusts directly against shareholders’ equity.
     Alcatel discontinued use of the method authorized by article 215 of Regulation N° 99-02 for consolidated financial statements prepared in accordance with French GAAP beginning January 1, 2004 in anticipation of the transition to IFRS.
     Business combinations after January 1, 2004 : These business combinations are accounted for in accordance with the purchase method. Once a control is obtained over a company, its assets, liabilities and contingent liabilities are measured at their fair value at the acquisition date. Any difference between the fair value and the carrying value is accounted for in the respective underlying asset or liability, including minority interests and not only the Group interest. Any excess between the purchase price and the Group’s share in the fair value of such net assets is recognized as goodwill (see intangible and tangible assets).
     The treatment of stock options for companies acquired in the context of a business combination is described in Note 1w below.
d/ Translation of financial statements denominated in foreign currencies
     The balance sheets of consolidated subsidiaries having a functional currency different from the euro are translated into euros at the closing exchange rate (spot exchange rate at the balance sheet date), and their income statements and cash flow statements are translated at the average exchange rate. The resulting translation adjustments are included in shareholders’ equity under the line item “Cumulative translation adjustments”.
     Goodwill and fair value adjustments arising from the acquisition of a foreign entity are considered as assets and liabilities of that entity. They are therefore listed in the entity’s functional currency and translated using the closing exchange rate.
     Regulations governing first-time adoption: In accordance with the option available under IFRS 1, the accumulated total of translation adjustments at the transition date has been deemed to be zero. This amount has been reversed against the consolidated reserves, leaving the amount of shareholders’ equity unchanged. Translation adjustments which predate the IFRS transition will therefore not be included when calculating gains or losses arising from the future disposal of consolidated or associated entities.

e/ Translation of foreign currency transactions
     Foreign currency transactions are translated at the rate of exchange applicable on the transaction date. At year-end, assets and monetary liabilities are translated at the rate of exchange prevailing on that date. The resulting exchange gains and losses are recorded in the income statement in other financial income (expense).
     Exchange gains or losses on foreign currency financial instruments that represent an economic hedge of a net investment in a foreign subsidiary are reported as translation adjustments in shareholders’ equity under the line item “Cumulative translation adjustments” until the disposal of the investment. Refer to Note 1-d above for information on the treatment of translation adjustments at the transition date.
     In order for a currency derivative to be eligible for hedge accounting treatment (cash flow hedge or fair value hedge), its hedging role must be defined and documented and it must be seen to be effective for the entirety of its period of use. Fair value hedges allow companies to protect themselves against the exposure to changes in fair value of their assets, liabilities or firm commitments. Cash flow hedges allow companies to protect themselves against the exposure to variability in future cash flows (e.g. revenues generated by the company’s assets).
     The value used for derivatives is their fair value. Changes in the fair value of derivatives are accounted for in the following way:
•	For derivatives treated as cash flow hedges, changes in the fair value of the effective hedged amount are accounted for in shareholders’ equity. The ineffective portion is recorded in financial income (expense).

•	For derivatives treated as fair value hedges, changes in the fair value are recorded in the income statement where they offset the changes in the fair value of the hedged assets, liabilities and firm commitments.
     In addition to derivatives used to hedge firm commitments documented as fair value hedges, from April 1, 2005 onwards we have designated and documented highly probable future streams of revenue with respect to which we have entered into hedge transactions. The corresponding derivatives are eligible for cash flow hedge accounting.
     Changes in fair value of the effective part of these financial instruments are recognized directly in equity and reclassified in income or loss (cost of sales) in the same period during which the hedged revenue is accounted for; the ineffective part being recorded in financial income (expense).
     Derivatives related to commercial bids are not considered eligible for hedge accounting treatment and are accounted for as trading financial instruments. Changes in fair values of such instruments are therefore included in the income statement in cost of sales (into the business segment “other”).
     Once a commercial contract is effective, the corresponding firm commitment is hedged with a derivative treated as a fair value hedge. Sales made pursuant to this contract are then accounted for using the spot rate prevailing on the date on which the contract was effective until expiry of the contract insofar as the exchange rate hedging is effective.
f/ Research and development expenses
     In accordance with IAS 38 “Intangible assets”, research and development expenses are recorded as expenses in the year in which they are incurred, except for:
•	development costs, which are capitalized when they strictly comply with the following criteria:
.	the project is clearly defined, and costs are separately identified and reliably measured;

.	the technical feasibility of the project is demonstrated;

.	the intention exists to finish the project and use or sell the products created during the project;

.	a potential market for the products created during the project exists or its usefulness, in case of internal use, is demonstrated; and

.	adequate resources required for completion of the project are available.
     These development costs are amortized over the estimated useful life of the concerned projects.
     Specifically for software, useful life is determined as follows:
.	in case of internal use : over their probable service lifetime,

.	in case of external use : according to prospects for sale, rental or other forms of distribution.
Capitalized software development costs are those incurred during the programming, codification and testing phases. Costs incurred during the design and planning, product definition and product specification stages are accounted for as expenses. The amortization of capitalized development costs begins as soon as the product in question is released.
•	customer design engineering costs (recoverable amounts disbursed under the terms of contracts with customers), are included in work in progress on construction contracts.

     With regard to business combinations, Alcatel may allocate a significant portion of the purchase price to in-process research and development projects. As part of the process of analyzing these business combinations, Alcatel may make the decision to buy technology that has not yet been commercialized rather than develop the technology internally. Decisions of this nature consider existing opportunities for Alcatel to stay at the forefront of rapid technological advances in the telecommunications-data networking industry.
     The fair value of in-process research and development acquired in business combinations is based on present value calculations of income, an analysis of the project’s accomplishments and an evaluation of the overall contribution of the project, as well as the project’s risks.
     The revenue projection used to value in-process research and development is based on estimates of relevant market sizes and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by Alcatel and its competitors. Future net cash flows from such projects are based on management’s estimates of such projects’ cost of sales, operating expenses and income taxes.
     The value assigned to purchased in-process research and development is determined by discounting the net cash flows to their present value. The selection of the discount rate is based on consideration of Alcatel’s weighted average cost of capital, adjusted upward to reflect additional risks inherent in the development life cycle.
     This value is also adjusted to reflect the stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development, costs already incurred, and the projected cost to complete the projects.
     Capitalized research and development costs considered as assets (either generated internally and capitalized or reflected in the purchase price of a business combination ) are amortized over 3 to 7 years.
     Impairment tests are carried out if needed, using the methods described in the following paragraph.
g) Intangible and tangible assets
     In accordance with IAS 16 “Property, Plant and Equipment” and with IAS 38 “Intangible Assets” only items whose cost can be reliably measured and for which future economic benefits are likely to flow to the Group are recognized in the consolidated financial statements.
     In accordance with IAS 36 “Impairment of Assets”, whenever events or changes in market conditions indicate a risk of impairment of intangible assets and property, plant and equipment, a detailed review is carried out in order to determine whether the net carrying amount of such assets remains lower than their recoverable amount, which is defined as the greater of fair value (less costs to sell) and value in use. Value in use is measured by discounting the expected future cash flows from continuing use of the asset and its ultimate disposal.
     In the event that the recoverable value should be lower than the net carrying value, the difference between the two amounts is recorded as an impairment loss. Impairment losses for tangible or intangible assets with finite useful lives can be reversed if the recoverable value becomes higher than the net carrying value (not exceeding the amount initially recorded).
     Goodwill
     Upon transition to IFRS, goodwill will no longer be amortized in accordance with IFRS 3 “Business combinations”. Before January 1, 2004, goodwill was amortized using the straight-line method over a period, determined on a case by case basis, not exceeding 20 years.
     Each goodwill item is tested for impairment at least annually during the second quarter of each year. The impairment test methodology is based on a comparison between the recoverable amount of each of the Group’s business divisions with the business divisions’ net asset carrying value (including goodwill). Such recoverable amounts are mainly determined using discounted cash flows over five years and a discounted residual value. The discount rate used was the Group’s weighted average cost of capital of 10.8% for 2004 and 9.5% for 2005. Management believes the assumptions used concerning sales growth and residual values are reasonable and in line with market data available for each business division. Further impairment tests will be carried out if events indicating a potential impairment occur. Goodwill impairment losses cannot be reversed.
     Equity affiliate goodwill is included with investments in share in net assets of equity affiliates. The requirements of IAS 39 are applied to determine whether any impairment loss must be recognized with respect to the net investment in equity affiliates .The impairment loss is calculated according to IAS 36 regulations.
     One impairment test was carried out at the IFRS transition date and another during 2004. These impairment tests resulted in the recording of a one time impairment loss of € 30 million in 2004 for equity affiliate securities that were accounted for in share in net income (losses) of equity affiliates. The 2005 annual impairment test did not lead to any impairment loss at June 30, 2005.

     Other intangible assets
     Intangible assets mainly include capitalized development costs and those assets acquired in business combinations, such as software-related costs. These cover software for internal use, whether in-house or purchased, and master software for externally distributed products. Intangible assets are amortized on a straight-line basis over a 3 to 7 year period. However, software amortization methods can be adjusted to take into account how the product is marketed. Amortization and impairment losses are accounted for in the income statement under cost of sales, R&D expenses or administrative and selling expenses, depending on the designation of the asset. No intangible assets are considered to have indefinite useful lives. All intangible assets, with the exception of goodwill, are amortized over their estimated useful lives.
     Property, plant and equipment
     Property, plant and equipment are valued at historical cost for the Group less accumulated depreciation expenses and any incidental impairment. Depreciation is generally calculated over the following useful lives:

Industrial buildings, plant and equipment

. buildings for industrial use	20 years
. infrastructure and fixtures	10-20 years
. equipment and tools	5-10 years
. small equipment and tools	3 years

Buildings for administrative and commercial use	20-40 years

     Depreciation expense is determined using the straight-line method.
     Fixed assets acquired through finance lease arrangements or long-term rental arrangements that transfer substantially all the risks and rewards associated with the ownership of the asset to the Group or tenant are capitalized.
     Residual value, if considered to be significant, is included when calculating the depreciable amount. Tangible assets are segregated into their separate components if there is a significant difference in their expected useful lives, and depreciated accordingly.
     Depreciation and impairment losses are accounted for in the income statement under cost of sales, R&D expenses or administrative and selling expenses, depending on the designation of the asset.
h/ Investments and other financial assets
     In accordance with IAS 39 “Financial instruments”, investments in non-consolidated companies are classified as available-for-sale and therefore measured at their fair value. The fair value for listed securities is their market price. If a reliable fair value cannot be established, securities are valued at cost. Fair value variations are accounted for directly in shareholders’ equity. When objective evidence of impairment of a financial asset exists (for instance the significant or prolonged decline of the value of an asset) an irreversible impairment provision is recorded. This provision can only be released upon the sale of the securities concerned.
     Loans are measured at amortized cost. Loans may suffer impairment losses if there is objective evidence of a loss in value. The impairment represented by the difference between net carrying value and recoverable value is accounted for under the income statement and can be reversed if recoverable value rises in the future.
     The portfolio of non-consolidated securities and other financial assets is examined at each quarter to detect any objective evidence of impairment. Where this is the case, an impairment loss is recorded.
i/ Inventories
     Inventories are valued at the lower of cost (including indirect production costs where applicable) or net realizable value. Cost is primarily calculated on a weighted average price basis.
     Net realizable value is the estimated sales revenue for a normal period of activity less expected selling costs.
j/ Treasury shares
     Treasury shares are valued at their cost price, which reduces shareholders’ equity. Proceeds from the sale of such securities are included under shareholders’ equity and have no impact on the income statement.

k/ Pension and retirement obligations and other employee and post-employment benefit obligations
     Post-employment benefits:
     In accordance with the laws and practices of each country, the Group participates in employee benefit plans and provides early retirement benefit plans and special termination benefits.
     For defined contribution plans, the Group expenses contributions as and when they are due. As the Group is not liable for any legal or constructive obligations under the plans beyond the contributions paid, no provision is made. Provisions for defined benefit plans and other long-term employee benefits are determined as follows:
-	using the Projected Unit Credit Method (with projected final salary), each period of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to calculate the final obligation. Actuarial assumptions such as mortality rates, rates of employee turnover and projection of future salary levels are used to calculate the obligation;

-	using the “corridor” method , only actuarial gains and losses in excess of the greater of 10% of the present value of the defined benefit obligation or 10% of the fair value of any plan assets are recognized over the expected average remaining working lives of the employees participating in the plan
     The expense resulting from the change in net pension and other post-retirement obligations is recorded in income from operations or in financial income (expense) depending upon the nature of the underlying obligation.
     Regulations governing first-time adoption: In accordance with the option available under IFRS 1, the accumulated unrecognized actuarial gains and losses at the transition date have been recorded in shareholders’ equity. The corridor method has been applied starting January 1, 2004, and new unrecognized actuarial gain and losses are accounted for from this date.
     IFRS regulations and principles in IAS 19 “Employee Benefits” were applied to the Alcatel’s 2004 financial statements, otherwise prepared in accordance with French GAAP, in order to comply with Conseil National de la Comptabilité Recommendation 2003-R.01 relating to accounting and evaluation regulations for retirement obligations and similar benefits.
     Certain other post-employment benefits such as life insurance and health insurance (particularly in the United States) or long-service medals (bonuses awarded to employees for long service particularly in French companies are accounted for in the “provisions” balance sheet line item), are also determined by means of an actuarial calculation similar to the one used for retirement provisions.
     The accounting treatment used for employee stock options is detailed in note 1w below.
l/ Provisions for restructuring
     Provisions for restructuring costs are provided when restructuring programs have been finalized and approved by Group management and have been announced before the balance sheet date of the Group’s financial statements, resulting in an obligating event of the Group to third parties. Such costs primarily relate to severance payments, early retirement, costs for notice periods not worked, training costs of terminated employees, and other costs linked to the closure of facilities. Write-offs of fixed assets, inventories and other assets directly linked to restructuring measures are also accounted for in restructuring costs.
     The amounts reserved for anticipated severance payments made in the context of restructuring programs are valued at their present value in cases where the settlement date is beyond the normal operating cycle of the company and the time value of money is deemed to be significant. The impact of the passage of time on the present value of the payments is included in finance costs.
m/ Financial liabilities – compound instruments
     Some financial instruments contain both a liability and an equity component. This is the case with the bonds issued by the Group in 2003 (Oceane – Obligation Convertible ou Echangeable en Actions Nouvelles ou Existantes, bonds that can be converted into or exchanged for new or existing shares) and 2002 (Orane – Obligation Remboursable en Actions Nouvelles ou Existantes, bonds mandatorily redeemable for new or existing shares). The various components of these instruments are accounted for in shareholders’ equity and in bonds and notes issued according to their classification, as defined in IAS 32 “Financial Instruments: Disclosure and Presentation”.
     The component classified as a financial liability is valued on the issuance date at the present value (taking into account the credit risk at issuance date) of the future cash flows (including interests and repayment of the nominal value) of a bond with the same characteristics (maturity, cash flows) but without any equity component.

n/ Deferred taxation
     Deferred taxes are computed in accordance with the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts, including the reversal of entries recorded in individual accounts of subsidiaries solely for tax purposes. All amounts resulting from changes to the tax rate are recorded in shareholder’s equity or in net income for the year in which the tax rate change is enacted.
     Deferred tax assets are recorded in the consolidated balance sheet when it is more likely than not that the tax benefit will be realized in the future. Deferred tax assets and liabilities are not discounted.
     To assess the ability of the Group to recover deferred tax assets, the following factors are taken into account:
-	forecasts of future tax results,

-	analysis of income or loss in recent years, excluding non-recurring items,

-	historical data concerning recent years’ tax results,

-	undervalued assets, if any, which the Group intends to dispose of.
o/ Revenues
     Revenues include net sales and service revenues from the Group’s principal business activity, net of value added taxes (VAT), income due from licensing fees and from income grants, net of VAT.
     Revenue is recognized when the company has transferred the significant risks and rewards of ownership of a product to the buyer.
     Revenue is measured at the fair value of the consideration received or receivable. Where a deferred payment has a significant impact on the calculation of fair value it is accounted for by discounting future payments.
     In general, the Group recognizes revenue from the sale of goods and equipment when persuasive evidence of an arrangement with its customer exists, delivery has occurred, the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Group. For arrangements where the customer specifies final acceptance of the goods, equipment, services or software, revenue is generally deferred until all the acceptance criteria have been met.
     Under IAS 11 construction contracts are defined as contracts specifically negotiated for the construction of an asset or a combination of assets that are closely interrelated or interdependent in terms of their design, technology and function or their ultimate purpose of use (primarily those related to customized network solutions and networks build-out with a duration of more than two quarters). For revenues generated from construction contracts, the Group applies the percentage of completion method of accounting in application of the above principles, provided certain specified conditions are met, based either on the achievement of contractually defined milestones or on costs incurred compared with total estimated costs. Any probable construction contract losses are recognized immediately in costs of sales. If uncertainty exists upon customer acceptance, or the contract’s duration is relatively short, revenues are recognized only to the extent of costs incurred that are recoverable, or on completion of the contract. Work in progress on construction contracts is stated at production cost, excluding administrative and selling expenses. Changes in provisions for delayed delivery or poor contract execution penalties are reported in sales.
     Advance payments received on construction contracts, before corresponding work has been carried out, are recorded in customers’ deposits and advances. Costs incurred to date, adjusted by profits and losses recognized (in the case of provisions for contract losses) and progress billings, are determined on a contract by contract basis. If the amount is positive it is included as an asset under “amount due from clients for construction contracts”. If the amount is negative it is included as a liability under “amount due to clients for construction contracts”.
     For revenues generated from licensing, selling or otherwise marketing software solutions, the Group recognizes revenue generally upon delivery of the software and on the related services as and when they are performed, in application of the principles described in the second preceding paragraph. For arrangements to sell software licenses with services, software license revenue is recognized separately from the related service revenue, providing the transaction adheres to certain criteria (as prescribed by the AICPA’s SOP 97-2), such as the existence of sufficient vendor-specific objective evidence of fair value to permit allocation of the revenue to the various elements of the arrangement. If the arrangement does not meet the specified criteria, revenue is deferred and recognized ratably over the service period. For arrangements to sell services only, revenue from training or consulting services is recognized when the services are performed. Maintenance service revenue, including post-contract customer support, is deferred and recognized ratably over the contracted service period.
     For product sales made through retailers and distributors, revenue is recognized at the time of shipment to the distribution channel. Accruals for any estimated returns are recorded at the same time based on contract terms and prior claims experience, as a markdown of sales.

     The Group accrues warranty costs, sales returns and other allowances based on contract terms and its historical experience.
p/ Operating profit (loss) and income (loss) from operating activities
     Operating profit (loss) includes gross margin, administrative and selling expenses and research and development costs (see note 1f) and, in particular, pension costs (except financial item), employee profit sharing, fair value changes of derivative instruments related to commercial bids and capital gains (losses) from the disposal of intangible and tangible assets as well as shares in a company fully or proportionally consolidated (not eligible for IFRS 5). Income (loss) from operating activities includes operating profit (loss), restructuring costs, asset impairments (including goodwill) and share-base payments. Income (loss) from operating activities is calculated before financial income and expenses (which include the financial component of retirement expenses, financing costs, capital gains (losses) from disposal of financial assets (shares in non consolidated company or consolidated under the equity method and financial debts), income tax, share of equity affiliates’ income and net income from discontinued activities.
q/ Finance costs
     This item includes interest charges and income relating to net consolidated debt, which consists of bonds, the liability component of instruments such as OCEANE and ORANE, other borrowings (including lease-financing liabilities), and all cash assimilated items, including cash, cash equivalents and marketable securities.
r/ Structure of consolidated balance sheet
     Most of the Group’s activities in the various business segments have long-term operating cycles. As a result, the consolidated balance sheet combines current assets (inventories and work in progress and accounts receivable) and current liabilities (provisions, customers’ deposits and advances, trade payables and other payables) without distinction between the amounts due in less than one year and due after more than one year.
s/ Financial instruments and de-recognition of financial assets
     Financial instruments
     The Group uses financial instruments to manage and reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.
     The accounting policies applied to currency hedge-related instruments are detailed in note 1e.
     Financial instruments for interest rate hedges are subject to fair value hedge accounting. Financial liabilities hedged using interest rate swaps are reevaluated at the fair value of the obligation linked to interest rate movements. Fair value changes are recorded in the income statement for the year and the effective component offset by symmetrical changes in the interest rate swaps.
     Derecognition of financial assets:
     A financial asset as defined under IAS 32 “Financial instruments” is either totally or partially derecognized when the Group expects no further cash flow to be generated by it and retains no control of the asset or transfers substantially all risks and rewards attached to it.
     In the case of trade receivables, a transfer without recourse in case of default on payment by the debtor is considered as a transfer of substantially all risks and rewards, thus making such receivables eligible for derecognition.
t/ Cash and cash equivalents
     In accordance with IAS 7 “Cash flow statement”, cash and cash equivalents in the consolidated statements of cash flows includes cash as well as marketable securities that are readily convertible to known amounts of cash. Cash and cash equivalents of the statement of cash flow does not include investments in listed securities, investments exceeding a three month duration without an early exit clause or bank accounts restricted in use, other than restrictions due to regulations applied in a specific country or sector of activities (exchange controls, etc.).
     Bank overdrafts considered as financing are also excluded from cash and cash equivalents.
     Cash and cash equivalents in the balance sheets correspond to the cash and cash equivalents defined above.
u/ Marketable securities
     In accordance with IAS 39 “Financial instruments”, marketable securities are valued at their fair value. No securities are classified in “Held-to-Maturity”. For securities considered as held for trading, changes in fair value are recorded in the income statement. For available-for-sale securities changes in fair value are recorded in shareholders’ equity, or, if there is objective evidence of a more than temporary decline in the fair value as impairment, in the income statement (financial revenues (expenses) relative to cash, cash equivalents and marketable securities).
v/ Customer financing
     The Group undertakes two types of customer financing:
–	financing relating to the operating cycle and directly linked to actual contracts ;

–	longer-term financing (beyond the operating cycle) through customer loans, minority investments or other forms of financing.
     The first category of financing is accounted for in current assets. Changes in net loans receivable are presented in net change in current assets of the consolidated statements of cash flows.
     The second category of financing is accounted for in other investments and miscellaneous, net. Changes in net loans receivables are included in cash flows from investing activities (decease/increase in loans and other financial assets) of the consolidated statements of cash flows.
     Furthermore, the Group may give guarantees to banks in connection with customer financing. These are included in off balance sheet commitments.
w/ Stock options
     In accordance with the requirements of IFRS 2 “Share-based payment”, stock options granted to employees are included in the financial statements using the following principles: the stock option’s fair value, which is considered to be a reflection of the fair value of the services provided by the employee in exchange for the option, is determined on the grant date. It is accounted for in additional paid-in capital (credit) at grant date, with a counterpart in deferred compensation (debit) (included in additional paid-in capital). During the vesting period, deferred compensation is amortized in the income statement (in the “share based payment” line).
     Stock option fair value is calculated using the Cox-Ross-Rubinstein binomial model. This permits one to take into consideration the option’s characteristics, such as exercise price and expiry date, market data at the time of acquisition such as the risk-free interest rate, share price, volatility and expected dividends, and behavioral factors of the beneficiary such as expected early exercise.
     Only options issued after November 7, 2002 and not fully vested at January 1, 2005 are accounted for using IFRS principles.
     The impact of IFRS 2 application on the net income is accounted for on specific line item in the income statement.
     Outstanding stock options at the acquisition date of a company acquired in a business combination are usually converted into options to purchase Alcatel shares using the same exchange ratio as for the acquired shares of the target company. In accordance with IFRS 3 and IFRS 2 requirements, the fair value of stock options acquired at the time of acquisition is accounted for on the item “capital stock and additional paid-in capital”. Unvested options at the acquisition date are accounted for at their fair value as deferred compensation in shareholders’ equity. The counter value of these two considerations, equivalent to the fair value of vested options , is taken into account in the acquisition price allocation.
     Only acquisitions made after January 1, 2004 and for which unvested stock options as of December 31, 2004 existed at the acquisition date are accounted for in the manner described above.
x/ Interim consolidated financial statements
     Seasonal nature of activity
     Interim net sales and income from operations are highly seasonal due to a high level of activity during the last quarter of the year, particularly in December. This characteristic varies from year to year. Pursuant to the IFRS accounting principles, interim net sales are accounted for under the same principles as year-end net sales; that is, in the period in which they are achieved.
     Income tax
     For interim financial statements, the income tax charge (current and deferred) is calculated by applying the estimated effective annual tax rate for the year under review to net income for the period for each entity or tax grouping.
     Deferred income tax assets are recorded in the consolidated balance sheet when it is more likely than not that those assets will be realized in the future.

Note 2
Changes in consolidated companies
     The main changes in consolidated companies for the first six months of 2005 are as follows:
•	On March 2, 2005, Alcatel announced the acquisition of 100 % of Native Networks, a provider of carrier-class optical Ethernet transport solutions, for a purchase price of USD 55 million. The purchase price was allocated USD 20 million to depreciable tangible and intangible assets and USD 38 million to goodwill (the net assets of this company were negative USD 3 million at the acquisition date). Contribution from this company has no impact on Alcatel’s income of the six months ended June 30, 2005.

•	On May 17, 2005, TCL Corp. and Alcatel announced the end of their handset partnership. Alcatel agreed to swap its 45% stake in the joint venture for TCL Communication Holdings Ltd shares.

•	On July 1, 2005, Alcatel and Finmeccanica announced the successful creation of two new joint ventures that had been described in a memorandum of understanding signed by the parties on June 24, 2004: Alcatel Alenia Space (Alcatel holds 67 % and Finmeccanica 33%) and Telespazio Holding (Finmeccanica holds 67 % and Alcatel 33%). These joint ventures will be consolidated using the proportionate consolidation method beginning July 1, 2005.
     The main changes in consolidated companies for 2004 were as follows:
•	On January 14, 2004, Alcatel, pursuant to its announcement in October 2003, finalized the sale of SAFT, a subsidiary of the Group that specialized in battery operations, to Doughty Hanson for € 390 million. The gain on disposal amounted to € 256 million and was recorded in 2004 under the caption “income (loss) from discontinued operations” (see note 7).

•	On April 26, 2004, Alcatel and TCL Communication Technology Holdings Limited announced the execution of a memorandum of understanding to form a joint venture mobile handset company. The joint venture company officially started operations on August 31, 2004 and was 55% owned by TCL and 45% owned by Alcatel. It was consolidated under the equity method in Alcatel’s accounts from September 1, 2004. The mobile phone business has been accounted for as a disposed of activity as from January 1, 2004 (see note 7). The gain on disposal was recorded in 2004 under the caption “income (loss) from discontinued operations” (see note 7).

•	On May 17, 2004, Alcatel announced that it had signed definitive binding documentation with Draka Holding N.V. (“Draka”) in relation to the proposed combination of their respective global optical fiber and communication cable businesses. The final agreement was signed on July 2, 2004. Draka owns 50.1% and Alcatel owns 49.9% of the new company, Draka Comteq B.V. This company was consolidated under the equity method as of July 1, 2004. Alcatel’s optical fiber activity has been accounted for as a disposed operation as of and after January 1, 2004 (see note 7). As the 2004 financial statements for Draka Comteq BV were not available at the closing date of Alcatel’s financial statements, an estimated gain/loss on disposal and an estimated share in the net result of Draka Comteq BV were taken into account in the income statement at December 31, 2004.

•	On June 18, 2004, Alcatel and Finmeccanica announced the execution of a memorandum of understanding to merge their space activities through the creation of two sister companies, to which both partners will contribute their respective satellite industrial and service activities.

The first company, Alcatel Alenia Space, of which Alcatel will hold 67% and Finmeccanica 33%, will combine Alcatel Space and Alenia Spazio’s industrial activities. This company will concentrate on the design, development, and manufacture of space systems, satellites, equipment, instruments, payloads and associated ground systems. The management team of Alcatel Alenia Space will be located in France. The company will operate through five business divisions (Telecommunications, Optical Observation and Science, Observation Systems and Radar, Navigation, Infrastructure and Transportation). With estimated 2004 sales of € 1.8 billion and approximately 7,200 people, it will create the undisputed European leader within the global satellite industry.

The second company, of which Finmeccanica will hold 67% and Alcatel 33%, will combine Telespazio (Finmeccanica group) with Alcatel Space’s operations and services activities. This company will concentrate on operations and services for satellite solutions, which includes control and exploitation of space systems as well as value-added services for networking, multimedia and earth observation. Its management team will be located in Italy. With estimated 2004 sales of € 350 millions and approximately 1,400 people, it will be a key player in the space services market.

The definitive agreement relating to the creation of these two new companies was signed on January 28, 2005.

•	On September 17, 2004, Alcatel announced that it had acquired privately held, U.S.-based eDial Inc., a leading provider of conferencing and collaboration services for businesses and telephone companies. The acquisition price was € 22 million (based on the market value at that date of Alcatel’s American Depositary Shares) and was paid for in Alcatel ADSs and cash.

•	On September 17, 2004, Alcatel signed an agreement with a private equity firm, Ripplewood, to divest all of its electrical power system activities (Saft Power Systems). The closing of this sale took place on January 25, 2005. The results of this business were recorded as a discontinued operation in 2004 (see notes 7). The gain/loss on disposal have been recorded in the first semester of 2005.

•	On December 14, 2004, Alcatel announced that it had sold 7.1 million Avanex shares, bringing the Group’s stake in this company to below 20%. With this partial sale of its investment and in the absence of a seat on Avanex’s board of directors, the Group considers that it no longer exercises significant influence on Avanex and, as a result, as from this date, the remaining net book value of the shares has been accounted for as a non-consolidated investment and no longer as an equity affiliate.

•	On December 16, 2004, Alcatel completed the acquisition of the privately held, U.S.-based Spatial Communications (known as Spatial Wireless), a leading provider of software-based and multi-standard distributed mobile switching solutions. All of Spatial Wireless shares were acquired for 17.4 million Alcatel’s ADSs, representing a value of € 207 million (based upon the market price of ADSs on the closing date).
Note 3
Information by business segment and by geographical segment
a/ Information by business segment
     1/ Revenues

	Six months ended	Six months ended
	June 30, 2005	June 30, 2004
	(In millions of euros)
– Fixed communications	2,211	2,391
– Mobile communications	1,747	1,329
– Private communications	1,829	1,770
– Other	5	5
– Between segments	(40)	(81)

Total	5,752	5,414

     2/ Operating profit (loss)

	Six months ended	Six months ended
	June 30, 2005	June 30, 2004
	(In millions of euros)
– Fixed communications	170	213
– Mobile communications	181	150
– Private communications	93	68
– Other	(74)	(90)

Total	370	341

	Six months ended	Six months ended
Operating profit (loss) excluding capital gain/loss on disposal of tangible and intangible assets	June 30,2005	June 30, 2004
	(In millions of euros)
– Fixed communications	162	204
– Mobile communications	175	147
– Private communications	87	67
– Other	(76)	(97)

Total	348	321

b/ Information by geographical segment

			Other Western	Rest of	Asia	North	Rest of	Conso-
	France	Germany	Europe	Europe	Pacific	America	World	Lidated
	(In millions of euros)
Six months ended June 30, 2005
Revenues
– by subsidiary location	2,095	637	1,060	101	633	821	405	5,752
– by geographical market	759	392	1,224	425	847	823	1,282	5,752

Six months ended 30, 2004
Revenues
– by subsidiary location	1,807	536	1,021	98	656	950	346	5,414
– by geographical market	731	369	1,193	349	895	924	953	5,414
Note 4
Research and development costs

	Six months ended	Six months ended
	June 30, 2005	June 30, 2004
	(In millions of euros)
Research costs	26	41
Development costs	659	692

R&D costs, net	685	733

As a percentage of revenues	11.9%	13.5%

Capitalized development costs	66	74
Customer design engineering costs	81	117

R&D effort	832	924

As a percentage of revenues	14.5%	17.0%
Note 5
Share-based payment (stock option plans)
     The Group grants options to its employees pursuant to stock option plans. The following rules are applicable to all plans authorized by Alcatel after November 2002:
–	Vesting is gradual: 25% of the options are vested if the employee remains employed after 12 months, for each month after the first year 1/48th additional options are vested if the employee remains employed by the Group.

–	Exercise period depends on countries : in some countries, stock-options can be exercised as soon as they are vested; in other countries a four year period of inalienability exists. Whatever the beginning of the period is, stock options terminate 8 years after the grant date.
     Stock options of the Group are equity settled instruments.
     Only stock options issued after November 7, 2002 and not fully vested at January 1, 2005 are accounted for under IFRS 2. Therefore, no share-based payment expense has been accounted for in 2004 or will be accounted for in the future related to fully vested options as of December 31, 2004.

Stock options covered by IFRS 2 and the change in number of stock options generating an expense are:

	2002 Plans	2003 Plans		2004 Plans		2005 Plans		Total
Exercise price	€4.60 to 5.40	€ 6.70	€ 7.60 to 11.20	€ 13.20	€ 9.80 to 13.10	€ 8.80 to 11.41	€ 10.00

Exercise period
From	14/11/03	07/03/04	18/06/04	10/03/05	01/04/05	03/01/06	10/03/06
	02/12/06	01/07/07	01/12/07	10/03/08	01/12/08	01/06/09	10/03/09
To	13/11/10	30/06/07	17/06/11	09/03/12	31/03/12	31/05/13	09/03/13
	01/12/10	06/03/11	30/11/11	09/03/12	30/11/12	31/05/13	09/03/13
Outstanding at December 31, 2004	65,181	12,079,954	536,493	17,370,250	775,500	—	—	30,827,378

Granted	—	—	—	—	—	721,400	16,756,690	17,478,090
Exercised	(27,135)	(662,510)	(6,580)	—	—	—	—	(696,225)
Forfeited	(6,981)	(2,811,511)	(163,179)	(635,041)	(51,600)	(1,300)	—	(3,669,612)
Expired	—	—	—	—	—	—	—	—

Outstanding at June 30, 2005	31,065	8,605,933	366,734	16,735,209	723,900	720,100	16,756,690	43,939,631

Weighted average share price at exercise date	€9.78	€9.56	€10.28	—	—	—	—	€9.58
     The fair value of stock options is calculated using the Cox-Ross-Rubinstein Binomial model. This permits one to take into consideration the stock-options’ characteristics, such as exercise price and expiration date, market data at the grant date such as the risk free rate, share price, volatility and expected dividends and behavior factors of the beneficiary such as expected early exercise. The expected volatility is determined as being the implied volatility at the grant date.
     Assumptions for the plans representing more than 1,000,000 outstanding options at June 30, 2005 are as follows:
–	expected volatility: 60% for the March 2003 plan and 40% for the later plans;

–	risk free rate: 3.84% for the March 2003 plan, 3.91% for the March 2004 plan and 3.50% for the March 2005 plan;

–	distribution rate on future income: 0% in 2003, 2004 and 2005 and 1% for later exercises.
     Based on these assumptions, stock options’ fair values taken into account for the calculation of the expense for share-based payments are as follows:
–	2002 plans: weighted average fair value of € 2.38 ;

–	March 2003 plan with an exercise price of € 6.70 : fair value of € 3.31;

–	March 2004 plan with an exercise price of € 13.20 : fair value of € 5.06 ;

–	March 2005 plan with an exercise price of € 10.00 : fair value of € 3.72 ;

–	Other plans have fair values between € 2.89 and € 5.08 and a weighted average fair value of € 3.91.
     Expenses for share-based payment are :

	Six months ended	Six months ended
	June 30, 2005	June 30, 2004
	(In millions of euros)
Share-based payment expense	38	24

Note 6
Financial income (loss)

	Six months ended	Six months ended
	June 30, 2005	June 30, 2004
	(In millions of euros)
Dividends	3	5
Provisions	(37)	35
Net exchange gain (loss)	2	4
Financial component of pension costs	(23)	(23)
Actual capital gain/loss on financial assets and marketable securities (1)	116	16
Other financial items (net)	12	(13)
Financial income (expenses) excluding financial cost	73	24

Financial interest related to the gross debt	(110)	(108)
Financial interest related to cash and cash equivalents and to marketable securities	60	48
Financial cost	(50)	(60)

Total financial income (loss)	23	(36)

(1)	Net gain on disposal of Alcatel’s stake in Nexans for € 69 million during during the first quarter 2005 and net gain on disposal of Mobilrom shares for € 45 million during the second quarter of 2005.

Note 7
Disposed of or discontinued operations
     Disposed of or discontinued operations for the year ended December 31, 2004 and the six months ended June 30, 2005 are as follows:
–	For the year ended December 31, 2004 : disposal of Saft announced in October 2003 and finalized in January 2004, sale of the optical fiber activity announced in May 2004 and completed in July 2004, disposal of the mobile phones activity announced in April 2004 and completed in August 2004; and disposal of the electrical power systems activity (Saft Power Systems), announced in September 2004 and completed in January 2005;

–	For the six months ended June 30, 2005: no disposal of operations. Initial capital gain and loss on discontinued operations accounted for in 2004 have been adjusted in 2005 due to litigation related to these transactions.
     Other assets held for sale concern real estate properties, disposals in progress at June 30, 2005 and December 31 2004 and a satellite at June 30, 2005.
Income statement

	Six months ended	Six months ended
	June 30, 2005	June 30, 2004
	(In millions of euros)
Income (loss) on disposed of or discontinued operations	(15)	192

Balance sheet

	Six months ended	Six months ended
	June 30, 2005	June 30, 2004
	(In millions of euros)
Assets of discontinued activities	—	256
Other assets held for sale	59	47

Assets to be disposed of	59	303

Liabilities of discontinued of activities	—	(128)

     Income statements of disposed of or discontinued operations:

	Six months ended	Six months ended
	June 30, 2005	June 30, 2004
	(In millions of euros)
Net sales	—	409
Cost of sales	—	(356)

Gross margin	—	53
Administrative and selling expenses	—	(66)
R&D costs	—	(41)
Net capital gain (loss) on disposal of discontinued activities	(15)	252

Operating profit (loss)	(15)	198
Other income (expense) from operations	—	(6)
Financial income	—	—

Net income (loss)	(15)	192

     The cash flows of disposed of or discontinued operations is as follows:

	Six months ended	Six months ended
	June 30, 2005	June 30, 2004
	(In millions of euros)
Net income (loss)	(15)	192
Net cash provided (used) by operating activities before changes in working capital	—	(113)

Net cash provided (used) by operating activities	—	(219)

Net cash provided (used) by investing activities	14	310

Total (1) +(2)	14	91

Note 8
Income tax

	Six months ended	Six months ended
	June 30, 2005	June 30, 2004
	(In millions of euros)
Current income tax (charge) benefit	(11)	68
Deferred income tax (charge) benefit, net	87	(19)

Income tax (charge) benefit	76	49

     Given income expectations in 2002 and local tax regulations, beginning with the second quarter of 2002, the Group extended the scope of countries where deferred tax assets were no longer recorded. This action explains the deferred income tax charges for 2004.
     Taking into account the income expectations, net deferred tax assets were recorded in Europe and in North America during the first six months ended June 30, 2005 for € 57 million and € 53 million respectively and in Europe during the first six months ended June 30, 2004 for € 44 million.
     The current income tax benefit recorded in 2004 related primarily to the favorable outcome of tax litigations.
Note 9
Earnings per share

	Ordinary shares
	Net income (loss)	Number of	Per share
Six months ended June 30, 2005	(in millions of euros)	shares	amount
Basic earnings per share, attributable to the Group	320	1,367,084,974	€0.23
Stock option plans	—	8,520,830	—
Convertible bonds	—	—	—

Diluted earnings per share, attributable to the Group	320	1,375,605,804	€0.23

     Ordinary shares:
     Consolidated subsidiaries of the Group owned 59,610,065 Alcatel ordinary shares and no share equivalents.
     Shares subject to future issuance:
     The number of stock options not exercised as of June 30, 2005 amounted to 154,549,981 shares. Only 8,520,830 share equivalents have been taken into account for the calculation of the diluted earnings per share, as the remaining share equivalents had an anti-dilutive effect.
     Furthermore, 63,192,027 new or existing Alcatel ordinary shares, which are issuable in respect of Alcatel’s convertible bonds (OCEANE) issued on June 12, 2003, have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.

	Ordinary shares
	Net income (loss)		Per share
Six months ended June 30, 2004	(in millions of euros)	Number of shares	Amount
Basic earnings per share, attributable to the Group	374	1,344,207,844	€0.28
Stock option plans	—	13,213,960	—
Convertible bonds	—	—	—

Diluted earnings per share, attributable to the Group	374	1,357,421,804	€0.28

     Ordinary shares:
     Consolidated subsidiaries of the Group owned 61,844,330 Alcatel ordinary shares and no share equivalents.
     Shares subject to future issuance:
     The number of stock options not exercised as of June 30, 2004 amounted to 130,633,687 shares. Only 13,213,960 share equivalents have been taken into account for the calculation of the diluted earnings per share, as the remaining share equivalents had an anti-dilutive effect.
     Furthermore, 63,192,027 new or existing Alcatel ordinary shares, which are issuable in respect of Alcatel’s convertible bonds (OCEANE) issued on June 12, 2003, have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.

Note 10
Other assets and liabilities

Other assets	June 30, 2005	June 30, 2004	December 31, 2004
		(In millions of euros)
Other current assets	1,107	1,153	1,418
Other non current assets	390	333	332

Total	1,497	1,486	1,750

Of which: Currency derivatives on working capital	—	51	102
Other currency derivatives	112	242	420
Interest-rate derivatives	234	145	148
Other current and non current assets	1,151	1,048	1,080

Other liabilities	June 30, 2005	June 30, 2004	December 31, 2004
Other current liabilities	1,934	2,280	2,143
Other non current liabilities	266	224	200

Total	2,200	2,504	2,343

Of which: Currency derivatives on working capital	31
Currency derivatives	158	202	363
Interest-rate derivatives	67	81	43
Other current and non current liabilities	1,944	2,221	1,937
Note 11
Operating working capital

	June 30,	June 30,	December 31,
	2005	2004	2004
	(In millions of euros)
Inventories and work in progress, net	1,537	1,579	1,273
Receivables and related accounts, net	2,780	2,495	2,693
Advances and progress payments	102	106	90
Advances and customer deposits	(1,091)	(1,060)	(973)
Accounts payable and accrued expenses	(3,407)	(3,475)	(3,350)
Amounts due from customers on construction type contracts	1,046	643	729
Amounts due to customers on construction type contracts	(150)	(132)	(133)
Currency derivatives on working capital – other assets	(31)	51	102

Working capital requirement — net	786	207	431

			Change in	Translation
	December 31,	Cash	consolidated	adjustments	June 30,
	2004	Flow	companies	and other	2005
	(In millions of euros)
Inventories and work in progress, gross (1)	2,029	294	2	84	2,409
Receivables and related accounts, gross (1)	3,583	82	9	164	3,838
Advances and progress payments, gross	90	10	—	2	102
Advances and customer deposits (1)	(973)	(87)	—	(31)	(1,091)
Accounts payable and accrued expenses	(3,350)	84	(5)	(136)	(3,407)
Currency derivatives on working capital – other assets	102	—	—	(133)	(31)

Operating working capital requirement - gross	1,481	383	6	(50)	1,820

Provisions for product sales - construction contracts (1)	(271)		—	10	(261)
Valuation allowance	(779)		—	6	(773)

Operating working capital requirement — net	431	383	6	(34)	786

(1)	Including amounts related to construction contracts detailed in the balance sheet under « amounts due to/from customers for construction type contracts » .

Amount of receivables sold without recourse
Balance of outstanding sold

	June 30,	June 30,	December 31,
	2005	2004	2004
	(In millions of euros)
Current receivables sold without recourse (1)	732	739	841
Changes in outstanding sold

	Six months	Six months
	ended June 30,	ended June 30,
	2005	2004	2004
	(In millions of euros)
Impact on cash provided (used) by operating activities	(109)	(159)	(57)

(1)	see Summary of accounting policies in note 1s.
Note 12
Compound instruments (ORANE and OCEANE)

	ORANE			OCEANE
	June 30	June 30	December 31	June 30	June 30	Decembre 31
	2005	2004	2004	2005	2004	2004
	(In millions of euros)
Balance sheet
Capital stock	242	242	242	—	—	—
Share premium	403	403	403	—	—	—
Retained earnings	—	—	—	136	156	146

Shareholders’ equity	645	645	645	136	156	146
Bonds	—	—	—	900	870	886
Short-term borrowings (accrued interest)	—	—	—	24	24	49

Financial debt	—	—	—	924	894	935
Income statement
Financial interest related to the gross debt	—	—	—	(34)	(34)	(67)
Note 13
Provisions
a) Balance at closing

	June 30,		December
	2005	June 30, 2004	31, 2004
	(In millions of euros)
Provisions for product sales (excluding construction type contracts)	596	888	662
Provisions for restructuring	506	825	684
Provisions for contingencies	107	81	97
Other provisions	593	581	625

Total	1,802	2,375	2,068

b) Change during the first six months ended June 30, 2005

					Change in
	December	Appropria-			consolidated		June 30,
	31, 2004	tion	Utilization	Reversals	companies	Other	2005
	(In millions of euros)
Provisions for product sales (a)	662	98	(97)	(99)	—	32	596
Provisions for restructuring	684	81	(235)	(20)	—	(4)	506
Provisions for contingencies	97	13	(11)	(1)	—	9	107
Other provisions	625	27	(18)	(21)	—	(20)	593

Total	2,068	219	(361)	(141)	—	17	1,802

Effect on the income statement (net of expenses booked):
- operating profit (loss)		(119)		108			(11)
- restructuring costs		(78)		20			(58)
- financial income		(9)		2			(7)
- taxes		(3)		11			8
- discontinued activities		(10)		—			(10)

Total		(219)		141			(78)

(a)	Excluding provisions for product sales on construction contracts which are accounted for in amounts due to/from customers on construction contracts type (see note 10).
c) Analysis of restructuring provisions

	June 30, 2005	June 30, 2004	December 31, 2004
	(In millions of euros)
Opening balance	684	1,084	1,084
Utilization during the period	(235)	(339)	(620)
New plans and adjustments to previous estimates (1)	61	140	326
Effect of acquisition (disposal) of consolidated subsidiaries	—	(69)	(66)
Cumulative translation adjustments and other changes	(4)	9	(40)

Closing balance	506	825	684

(1)	For the first six months of 2005: of which € 58 million in restructuring costs and € 3 million in other financial income (expense) corresponding to the time value of money. Restructuring expenses given in the income statement include reversals for impairment of assets for € 9 million at June 30, 2005. For 2004 year end : € 316 million in restructuring costs and € 10 million in other financial income (expenses).
Note 14
Financial debt

	June 30, 2005	June 30, 2004	December 31, 2004
	(In millions of euros)
Marketable securities, net	316	692	552
Cash and cash equivalents	4,309	4,736	4,611

Cash, cash equivalent and marketable securities	4,625	5,428	5,163

(Bonds-long term part)	(2,885)	(3,855)	(3,089)
(Other long-term borrowings)	(348)	(375)	(393)
(Short-term part of long-term borrowings)	(1,110)	(788)	(1,115)
Interest-rate derivatives – Other assets	234	145	148
Interest-rate derivatives – Other liabilities	(67)	(81)	(43)

(Gross financial debt)	(4,176)	(4,954)	(4,492)

Cash net (financial debt) net	449	474	671

a) Bonds
     Changes during the first six months of 2005 :
          -     Repurchases:
     During the first six months of 2005, certain other bonds were subject to buy-back and cancellation, amounting to € 269 million and corresponding to a nominal value of € 259 million, detailed as follows:

Repurchased bonds	Nominal value repurchased
5.875% EUR September 2005	51,627,000 euros
Zéro coupon June 2006	4,838,724 euros
5.625% EUR March 2007	150,925 euros
7.00% EUR December 2006	51,580,000 euros
4.375% EUR February 2009	150,676,000 euros

     The difference between the repurchased amount and the nominal value was included in financial income (loss) in “other financial items (net)” (see note 6).
     Changes in 2004:
          -     Offer to exchange bonds:
     On March 17, 2004, Alcatel launched an offer to exchange bonds in a strategy primarily to lengthen its average debt maturity. On March 30, 2004, Alcatel announced that bonds with a nominal value of € 366 million, coming from Alcatel’s 7% bond issue of € 1.2 billion, due 2006, had been exchanged by the holders for new euro bonds having a nominal value of € 412 million, due 2014. The new bonds bear interest at 6.375% per annum. Additional bonds having a nominal value of € 50 million, which are interchangeable with the new bonds, were also issued. The total nominal value of the new and additional bonds, due 2014, amounts to € 462 million. The exchange offer, which closed on April 7, 2004, was recorded in the second quarter 2004. In accordance with the requirements of IAS 39 this transaction was not accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability due to the fact that the terms of the two debt instruments were not substantially different. Therefore the fees and costs related to the exchange were accounted for as an adjustment of the carrying amount of the liability and are amortized over the remaining term of the modified liability.
          -     Repurchases and repayments:
     During 2004, certain other bonds were subject to buy-back and cancellation, amounting to € 643 million and corresponding to a nominal value of € 617 million, detailed as follows:

Repurchased bonds	Nominal value repurchased
5.75% FRF due February 2004	€762,245
5% EUR due October 2004	€22,819,000
5.875% EUR due September 2005	€217,102,000
Zero-rate coupon due June 2006	€111,191,052
5.625 % EUR due March 2007	€38,874,495
7% EUR due December 2006	€226,209,000
     The difference between the repurchased amount and the nominal value was included in financial income (loss) in “other financial items (net)” (see note 6).
     The other changes for 2004 were the repayment on February 17, 2004 of the residual € 183 million in bonds issued by Alcatel at a fixed rate of 5.75% in February 1994, and the repayment on October 12, 2004 of the residual € 336.4 million in bonds issued at a rate of 5% on October 12, 1999.
b) Credit rating and financial covenant
     As of July 15, 2005, Alcatel credit ratings were as follows:

Rating Agency	Long-term Debt	Short-term Debt	Outlook	Last Update
Moody’s.	Ba1	Not Prime	Positive	April 11, 2005
Standard & Poor’s	BB	B	Stable	November 10, 2004
     On April 11, 2005, Moody’s upgraded Alcatel’s long-term debt credit rating from Ba3 to Ba1 and maintained its Positive outlook. The Not Prime rating of the short term debt was reaffirmed.
     Recent history of Alcatel’s long-term debt credit rating

Date	Moody’s		Date	Standard & Poor’s
April 11, 2005	Ba1	Outlook Positive	November 10, 2004	BB	Outlook Stable
September 8, 2004	Ba3	Outlook Positive	March 10, 2004	BB-	Outlook Stable
May 10, 2004	B1	Outlook Positive	August 11, 2003	B+	Outlook Stable
December 5, 2003	B1	Outlook Stable	October 4, 2002	B+	Outlook Negative
November 20, 2002	B1	Outlook Negative	July 12, 2002	BB+	Outlook Negative

     Rating clauses affecting Alcatel debt at June 30, 2005
     Alcatel’s short-term debt rating allows a limited access to the commercial paper market. Alcatel’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of its credit ratings. However, the € 1.2 billion bond issue maturing in December 2006 includes a “step up rating change” clause, which provides that the interest rate is increased by 150 basis points if Alcatel’s ratings fall below investment grade. This clause was triggered when Alcatel’s credit rating was lowered to below investment grade status in July 2002. The 150 basis point increase in the interest rate from 7% to 8.5% became effective in December 2002, and was first applied to the payment of the December 2003 coupon. This bond issue also contains a “step down rating change” clause that provides that the interest rate will be decreased by 150 basis points if Alcatel’s ratings with both agencies move back to investment grade level. This change has to occur before December 7, 2005 to lower the December 2006 coupon.
     Syndicated bank credit facility
     On March 15, 2005, Alcatel amended its three year multi-currency revolving facility that had been put in place on June 21, 2004. Consequently the maturity of the line was lengthened from June 2007 to June 2009, the financial conditions were improved and the gearing ratio financial covenant was eliminated. Moreover, Alcatel decided to reduce the amount of this revolving facility from € 1,300 million to € 1,000 million.
     The availability of this syndicated credit facility of € 1,000 million is not dependent upon Alcatel’s credit ratings. At June 30, 2005, the credit facility had not been drawn and remained undrawn at the date of approval of the financial statements for the six months ended June 30, 2005 by Alcatel’s Board of Directors. Alcatel’s ability to draw on this facility is conditioned upon its compliance with a ratio linked to the capacity of Alcatel to generate sufficient cash to repay its net debt. As the Group had cash, cash equivalents and marketable securities in excess of its gross financial debt at June 30, 2005 as well as at December 31, 2004 and June 30, 2004 the above-mentioned ratio was not applicable at these dates.
Note 15
Net cash provided (used) by operating activities before changes in working capital

	Six months ended	Six months ended
	June 30, 2005	June 30, 2004
	(In millions of euros)
Net income attributable to the equity holders of the parent	320	374

Minority interest	24	18
Adjustments :
- Depreciation and amortization of tangible and intangible assets	275	267
- Changes in pension obligations, net	(8)	(4)
- Provisions, write down and impairment of assets and fair value changes	(258)	(306)
- Net (gain) loss on disposal of non-current assets and marketable securities	(136)	(31)
- Share in net income of equity affiliates (net of dividends received)	36	19
- Loss (income) of disposed of or discontinued operations	15	(192)
- Financial costs	50	60
- Share-based payment	38	24
- Taxes	(76)	(49)

Net cash provided (used) by operating activities before changes in working capital	280	180

Note 16
Off balance sheet commitments
a) Contractual obligations
     The following table presents minimum payments that the Group will have to make in the future under contracts and firm commitments as of June 30, 2005. Amounts related to financial debt and capital lease obligations are fully reflected in the consolidated balance sheet.

Contractual cash obligations	Maturity date
	Less than			2011 and
	one year	2007-2008	2009-2010	after	Total
		(In millions of euros)
Financial debt (excluding capital leases)	1,104	889	903	1,399	4,295
Capital lease obligations	6	42	—	—	48

Sub-total – included in balance sheet	1,110	931	903	1,399	4,343

Operating leases	103	218	136	238	695
Commitments to purchase fixed assets	21	—	—	—	21
Unconditional purchase obligations*	119	10	—	—	129

Sub total – Commitments**	243	228	136	238	845

*	Other firm commitments result mainly from purchase obligations related to multi-year equipment supply contracts linked to the sale of businesses to third parties.
**	Interests on long-term debt that will be paid in the future are note included in the commitments indicated in this table.
b) Off-balance sheet commitments
     Off balance sheet commitments of the Group were primarily as follows:
•	certain guarantees given to the Group’s customers for contract execution (performance bonds and guarantees on advances received that were issued by the Group to financial institutions...);

•	guarantee relating to the maximum intra-day bank overdraft allowed for Group subsidiaries under the Group’s cash pooling agreement with certain banks;

•	guarantees given under securitization programs or on sale of receivables (see description below).
     Alcatel does not rely on special purpose entities to deconsolidate these risks.
Commitments given in the normal course of business of the Group are as follows:

	June 30, 2005	June 30, 2004	December 31, 2004
	(In millions of euros)
Guarantees given on contracts made by entities within the Group and by non-consolidated subsidiaries	2,077	1,871	1,742
Other contingent commitments	721	820	793

Sub-total – Contingent commitments	2,798	2,691	2,535
Secured borrowings	124	139	156

Total	2,922	2,830	2,691

     Commitments related to product warranties, pension and end-of-career indemnities are not included in the preceding table. These commitments are fully reflected in the financial statements. Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table with the exception of those linked to Group long-term contracts. For more information concerning litigation, see note 34. Potential commitments linked to the inclusion in French law of the European Directive on Waste Electrical and Electronic Equipment, which will only be applicable as from August 2005, are also not included.
     ➢ Cash pooling guarantee
     Not included in the preceding tables is a guarantee granted to the banks operating the Group’s cash pooling. This guarantee covers the risk involved in any overdrawn position that could remain outstanding after the many daily transfers between Alcatel’s Central Treasury accounts and those of its subsidiaries. As of June 30, 2005, this guarantee amounted to € 0.7 billion (€ 0.7 billion as of June 30, 2004 and € 0.7 billion as of December 31, 2004).
     ➢ Sale of carry-back receivable
     In May 2002, Alcatel sold to a credit institution a carry-back receivable with a face value of € 200 million resulting from Alcatel’s decision to carry back 2001 tax losses. As indicated note 18-VII-E, this receivable is maintained in the consolidated balance sheet with a financial debt as counterpart because of the ability of the Group to recover it before its maturity date.
     Alcatel is required to indemnify the purchaser in case of any error or inaccuracy concerning the amount or nature of the receivable sold. The sale will be retroactively cancelled in the event of a modification to the law or regulations that substantially changes the rights attached to the receivable sold.

     ➢ Securitization of customer receivables
     In December 2003, Alcatel entered into a securitization program for the sale of customer receivables without recourse. Eligible receivables are sold to a special purpose vehicle, which benefits from a subordinated financing from the Group representing an over-collateralization determined on the basis of the portfolio of receivables sold. This special purpose vehicle is fully consolidated in accordance with paragraph 10052 of the “Comité de la Réglementation Comptable” Regulation 99-02. The receivables sold at June 30, 2005, which amounted to € 69 million (€ 82 million at December 31, 2004), are therefore maintained in the consolidated balance sheet. At June 30, 2005, the maximum amount of receivables that can be sold amounted to € 150 million (€ 150 million at December 31, 2004), representing a credit line available to the Group. This amount can be increased to € 250 million. The purpose of this securitization program is to optimize the management and recovery of receivables in addition to providing extra financing.
Note 17
Contingencies
     In addition to legal proceedings incidental to the conduct of its business (including employment-related collective actions in France and the US) which management believes are adequately reserved against in the financial statements or will not result in any significant costs to the Group, Alcatel is involved in the following legal proceedings:
     France Telecom
     Since 1993, a legal investigation has been ongoing concerning “overbillings” which are alleged to have been committed in Alcatel CIT to the detriment of its principal client, France Telecom, based on an audit of production costs conducted in 1989 in the transmission division, and in 1992 in the switching division. Two settlement agreements were entered into with France Telecom, one in 1993 in relation to the transmission division, and the other in May 2004 in relation to the switching activity: in the latter it was recognized that the parties’ dispute on pricing did not involve fraud by Alcatel CIT.
     In April 1999, Alcatel learned that the criminal investigation had been extended to determine whether corporate funds of Alcatel CIT and Alcatel had been misused. As a consequence, both Alcatel CIT and Alcatel filed civil complaints to preserve their rights with respect to this investigation.
     In January 2000, the investigating magistrate declared his investigation closed. Since then, the file has been the subject of several procedural developments, including appeals relating to the closing of the investigation phase with respect to a former employee of Alcatel CIT, who has been indicted. At the end of November 2004, the investigating magistrate again declared his investigation closed. By a decision dated June 29, 2005, the division of the Paris Court of Appeals dealing with issues arising in the context of criminal investigation definitely rejected a final request for annulment. The investigating magistrate could presently close his investigation at any time.
     Class A and Class O shareholders
     Several purported class action lawsuits have been filed since May 2002 against Alcatel and certain of its officers and directors challenging the accuracy of certain public disclosures that were made in the prospectus for the initial public offering of Alcatel Class O shares and in other public statements regarding market demand for the former Optronics division’s products.
     The lawsuits purport to be brought on behalf of persons who (i) acquired Alcatel Class O shares in or pursuant to the initial public offering of the American Depositary Shares conducted by Alcatel in October 2000, (ii) purchased Alcatel Class A and Class O shares in the form of ADSs between October 20, 2000 and May 29, 2001 and (iii) purchased Alcatel Class A shares in the form of ADSs between May 1, 2000 and May 29, 2001. Amount of damages sough by these lawsuits has not yet been specified.
     The actions have been consolidated in the United States District Court, Southern District of New York. Alcatel is conducting a vigorous defense and denies any liability or wrongdoing with respect to this litigation. Alcatel filed a motion to dismiss this action on January 31, 2003 and a decision on the motion was rendered on March 4, 2005. The judge rejected a certain number of the plaintiffs’ demands with prejudice. He also rejected all the remaining claims under the federal securities laws for lack of specificity in the pleadings, but with leave to file a further amended complaint, which the plaintiffs did on April 29, 2005.
     Costa Rica
     Beginning in early October 2004, Alcatel learned that investigations had been launched in Costa Rica by the Costa Rican Attorney General and the National Congress, regarding payments alleged to have been made by a consultant on behalf of an Alcatel subsidiary to various state and local officials in Costa Rica, two political parties in Costa Rica and representatives of ICE, the state owned telephone company, in connection with the procurement by the Alcatel subsidiary of several contracts for network equipment and services from ICE. Upon learning of these allegations, Alcatel immediately commenced and is continuing an investigation into this matter.
     In Costa Rica and other countries, Alcatel retains consultants to assist it with its local operations and contracts. Alcatel’s contracts with persons through whom Alcatel deals locally strictly prohibit the provision of any pecuniary or other advantage in contravention of applicable laws. In addition, Alcatel has a strict Statement of Business Practice (a copy of which is available on its web site, www.alcatel.com, under the heading Sustainable Development – Values and Charters) that imposes the highest standards of legal and ethical conduct on its employees. Alcatel rigorously enforces this Statement of Business Practice across the entire company and, when violations occur, Alcatel takes prompt and appropriate action against the persons involved.
     Alcatel has terminated the employment of the president of Alcatel de Costa Rica and a vice president-Latin America of a French subsidiary. Alcatel is also in the process of pursuing criminal actions against the former president of Alcatel de Costa Rica, the local consultants and the employee of the French subsidiary based on its suspicion of their complicity in an improper payment scheme and misappropriation of funds. The contracts with the local consultants were limited to the specific projects involved and are no longer in effect or have been terminated, and any payments due under those contracts have been suspended. Alcatel’s internal investigation is continuing.
     Alcatel contacted the United States Securities and Exchange Commission and the United States Department of Justice and informed them that Alcatel will cooperate fully in any inquiry or investigation into these matters. The SEC is conducting an inquiry into payments in foreign countries. If the Department of Justice or the SEC determines that violations of law have occurred, it could seek civil or, in the case of the Department of Justice, criminal sanctions, including monetary penalties against Alcatel. Neither the Department of Justice nor the SEC has informed Alcatel what action, if any, they will take.
     Several investigations have been launched in Costa Rica concerning this matter by both the Costa Rican Attorney General and the Costa Rican National Congress. On November 25, 2004, the Costa Rican Attorney General’s Office commenced a civil lawsuit against Alcatel CIT to seek compensation for the pecuniary damage caused by the alleged payments described above to the people and the Treasury of Costa Rica, and for the loss of prestige suffered by the Nation of Costa Rica. On February 1, 2005, ICE commenced a lawsuit against Alcatel CIT to seek compensation for the pecuniary damage caused by the alleged payments described above to ICE and its customers, and for the tarnishment to the reputation of ICE resulting from these events. The amount of damages sought by these lawsuits has not yet been specified. Alcatel intends to defend these actions vigorously and deny any liability or wrongdoing with respect to these litigations.
     Alcatel is unable to predict the outcome of these investigations and civil lawsuit and their effect on our business. If the Costa Rican authorities conclude criminal violations have occurred, Alcatel may be banned from participating in government procurement contracts within Costa Rica for a certain period and fines or penalties may be imposed on Alcatel, in an amount which Alcatel is not able to determine at this time. Alcatel expects to generate approximately € 9 million in revenue from Costa Rican contracts in 2005. Based on the amount of revenue received from these contracts, Alcatel does not believe a loss of business in Costa Rica would have a material adverse effect on Alcatel as whole. However, these events may have a negative impact on the image of Alcatel in Latin America.
     Taiwan
     Certain employees of Alcatel Taisel, a Taiwanese subsidiary of Alcatel, and Siemens Taiwan, along with a few suppliers and a legislative aide, have been the subject of an investigation by the Taipei Investigator’s Office of the Ministry of Justice relating to an axle counter supply contract awarded to Alcatel Taisel by Taiwan Railways in 2003. It has been alleged that persons in Alcatel Taisel and Siemens Taiwan and subcontractors hired by them were involved in a bid rigging and illicit payment arrangement for the Taiwan Railways contract.
     Upon learning of these allegations, Alcatel immediately commenced and is continuing an investigation into this matter. Alcatel terminated the former president of Alcatel Taisel. A director of international sales and marketing development of a German subsidiary who was involved in the Taiwan Railways contract has resigned.
     On February 21, 2005, the former president of Alcatel Taisel and Alcatel Taisel were indicted for violation of the Taiwanese Government Procurement Act. The district court should deliberate on the merits of the bid-rigging allegation by the end of 2005. If the former President is found guilty of the allegations in the indictment, Alcatel Taisel may be banned from participating in government procurement contracts within Taiwan for a certain period and fines or penalties may be imposed on Alcatel, in an amount not to exceed € 25,000. As a group, Alcatel expects to generate approximately € 117 million of revenue from Taiwanese contracts in 2005, of which only a part will be governmental contracts. Based on the amount of revenue expected from these contracts, Alcatel does not believe a loss of business in Taiwan would have a material adverse effect on Alcatel as whole.
     Other allegations made in connection with this matter are still under ongoing investigation by the Taiwanese authorities.

     Effect of the investigations. Alcatel reiterates that its policy is to conduct its business with transparency, and in compliance with all laws and regulations, both locally and internationally. Alcatel will fully cooperate with all governmental authorities in connection with the investigation of any violation of those laws and regulations.
     Although it is not possible at this stage of these cases to predict the outcome with any degree of certainty, Alcatel believes that the ultimate outcome of these proceedings will not have a material adverse effect on its consolidated financial position or its income from operations. Alcatel is not aware of any other exceptional circumstances or proceedings that have had or may have a significant impact on the business, the financial position, the net income or the assets of Alcatel or the Group.
Note 18
Reconciliation schedules from French GAAP to IFRS
Preliminary remarks:
     Alcatel’s previously published 2004 financial information presented in IFRS has been amended herein to take into account the following:
•	the completion of analysis of the impacts of the application of IAS 32 and IAS 39,

•	the publication of IFRS data from certain companies consolidated under the equity method, for which the transition impact to IFRS was either temporary or not available at the time Alcatel’s 2004 financial information presented in IFRS was published,

•	the consideration of the latest available information in terms of interpretation of existing standards,

•	the final validation of adjustments related to cumulative translation adjustment and accrued pensions and retirement obligations and

•	the reclassification between the current and non-current part of other assets and liabilities on an account by account basis.
Changes from previously reported preliminary IFRS numbers were immaterial.

I/ Reconciliation of equity as of January 1, 2004

(in millions of euros)		IFRS adjustments
				Other
			Orane &	impacts IAS	Stock-	Carry back			Total	Reclas-
	French	R&D	Oceane	32-39	options	and SVF	Pensions		Adjust-	sifications
	GAAP	(VII.A)	(VII.B)	(VII.C)	(VII.D)	(VII.E)	(VII.F)	Other	ments	(VII.F)	IFRS

Goodwill, net	3,839			0				(21)	(21)	(188)	3,630
Other intangible assets, net	284	312						0	312	0	596
Property, plant and equipment, net	1,500							5	5	(69)	1,436
Share in net income of equity affiliates	391			0				32	32	78	501

Inventories and work in progress, net	1,432							0	0	(226)	1,206
Amount due from customers on construction type contracts								0	0	527	527
Trade and other receivables, net	3,364			(101)				(4)	(105)	(496)	2,763
Advances and progress payments				0				0	0	106	106

Deferred tax assets		(38)	0	0	(31)		0	(1)	(70)	2,064	1,994
Other current and non-current assets	4,053		(109)	1,126		342		0	1,359	(2,102)	3,310
Assets held for sale or related to discontinued activities				2				0	2	432	434

Cash, cash equivalents and marketable securities	6,269			48		0		0	48	(15)	6,302

TOTAL ASSETS	21,132	274	(109)	1,075	(31)	342	0	11	1,562	111	22,805

Accrued pension and retirement obligations	1,010						222	6	228	0	1,238
Other equity (notes mandatorily redeemable for shares)	645		(645)					0	(645)	0	0
Borrowings and financial debts	5,293		(165)	95		375		0	305	224	5,822
Deferred tax liabilities		0	0	0			(13)	5	(8)	122	114

Provisions	3,049			(5)		(32)		29	(8)	(253)	2,788
Customer deposits and advances	1,181			0				(0)	(0)	(116)	1,065
Amount due to customers on construction type contracts								0	0	93	93
Trade payable and related accounts	3,617			(3)				0	(3)	6	3,620
Debts linked to bank activity	224							0	0	(224)	0
Liabilities related to discontinued activities								0	0	253	253
Other current and non-current liabilities	2,720	0	0	775	(231)		0	(4)	540	6	3,266

TOTAL LIABILITIES	17,739	0	(810)	862	(231)	343	209	36	409	111	18,259

NET ASSETS	3,393	274	701	213	200	(1)	(209)	(25)	1,153	(0)	4,546

Capital stock and additional paid-in capital	10,131		645		35			0	680	0	10,811
Treasury stock owns by consolidated companies	(1,728)				0			0	0	(2)	(1,730)
Deferred compensations					(35)			0	(35)		(35)
Other reserves	(4,855)	274	56	213	200	(21)	(209)	(30)	483	(516)	(4,888)
Cumulative translation adjustment	(518)							0	0	518	0
Net income attributable to the equity holders of the parent	—								—	—	—

Shareholders’ equity attributable to the equity holders of the parent	3,030	274	701	213	200	(21)	(209)	(30)	1,128	0	4,158

Minority interests — Income	—										—
Minority interests — Shareholders’ equity	363	0				20		5	25	0	388

TOTAL SHAREHOLDERS’ EQUITY	3,393	274	701	213	200	(1)	(209)	(25)	1,153	0	4,546

II/ Reconciliation of equity as of December 31, 2004

(in millions of euros)		IFRS adjustments
				Other			Business
			Orane &	impacts IAS	Stock-	Carry back	combi-		Total	Reclas-
	French	R&D	Oceane	32-39	options	receivables	nations		Adjust-	sifications
	GAAP	(VII.A)	(VII.B)	(VII.C)	(VII.D)	(VII.E)	(VII.G)	Other	ments	(VII.G)	IFRS

Goodwill, net	3,586						388	(6)	382	(194)	3,774
Other intangible assets, net	397	323							323	0	720
Property, plant and equipment, net	1,161							5	5	(71)	1,095
Share in net income of equity affiliates	454							(24)	(24)	174	604

Inventories and work in progress, net	1,527								0	(254)	1,273
Amount due from customers on construction type contracts									0	729	729
Trade and other receivables, net	3,520			(98)				(4)	(102)	(725)	2,693
Advances and progress payments									0	90	90

Deferred tax assets		(38)			(14)			(6)	(58)	1,697	1,639
Other current and non-current assets	3,281		(57)	721		158		12	834	(1,733)	2,382
Assets held for sale or related to discontinued activities									0	196	196

Cash, cash equivalents and marketable securities	5,111			64					64	(12)	5,163

TOTAL ASSETS	19,037	285	(57)	687	(14)	158	388	(23)	1,424	(103)	20,358

Accrued pension and retirement obligations	1,144								0	19	1,163
Other equity (notes mandatorily redeemable for shares)	645		(645)						(645)	0	0
Borrowings and financial debts	4,359		(146)	106		173		0	133	105	4,597
Deferred tax liabilities								6	6	126	132

Provisions	2,278			15				59	74	(284)	2,068
Customer deposits and advances	1,164			0					0	(191)	973
Amount due to customers on construction type contracts									0	133	133
Trade payable and related accounts	3,360			(3)				(0)	(3)	(7)	3,350
Debts linked to bank activity	105								0	(105)	(0)
Liabilities related to discontinued activities or to a disposal group									0	106	106
Other current and non-current liabilities	2,238			370	(79)			(2)	289	(5)	2,522

TOTAL LIABILITIES	15,293	0	(791)	488	(79)	173	0	63	(146)	(103)	15,044

NET ASSETS	3,744	285	734	199	65	(15)	388	(86)	1,570	0	5,314

Capital stock and additional paid-in capital	10,369		645		126			4	775	0	11,144
Treasury stock owns by consolidated companies	(1,605)							(2)	(2)	0	(1,607)
Deferred compensations					(66)				(66)	0	(66)
Other reserves	(5,041)	274	56	244	68	(22)	4	2	626	(516)	(4,931)
Cumulative translation adjustments	(636)	(1)			(3)		(25)	(34)	(63)	516	(183)
Net income attributable to the equity holders of the parent	281	9	33	(45)	(60)	7	408	(49)	303	(0)	584

Shareholders’ equity attributable to equity holders of the parent	3,368	282	734	199	65	(15)	387	(79)	1,573	(0)	4,941

Minority interests - Income	66	3	0	0	0		0	0	3	0	69
Minority interests - Shareholders’ equity	310	0	0	0	0		1	(7)	(6)	0	304

TOTAL SHAREHOLDERS’ EQUITY	3,744	285	734	199	65	(15)	388	(86)	1,570	(0)	5,314

III/ Reconciliation of equity as of June 30, 2004

(in millions of euros)		IFRS adjustments
				Other			Business
			Orane &	impacts IAS	Stock-	Carry back	combi-		Total	Reclas-
	French	R&D	Oceane	32-39	options	receivables	nations		Adjust-	sifications
	GAAP	(VII.A)	(VII.B)	(VII.C)	(VII.D)	(VII.E)	(VIIG)	Other	ments	(VII.H)	IFRS

Goodwill, net	3,661						207	(22)	185	(183)	3,663
Other intangible assets, net	303	369							369		672
Property, plant and equipment, net	1,297							6	6	(47)	1,256
Share in net income of equity affiliates	441							36	36	50	527

Inventories and work in progress, net	1,872							1	1	(294)	1,579
Amount due from customers on construction type contracts										643	643
Trade and other receivables, net	3,144			(46)				(4)	(50)	(599)	2,495
Advances and progress payments										106	106

Deferred tax assets		(38)			(23)			7	(54)	2,081	2,027
Other current and non-current assets	4,022		(83)	466		150		(8)	525	(2,112)	2,435
Assets held for sale or related to discontinued activities										303	303

Cash, cash equivalents and marketable securities	5,384			61					61	(17)	5,428

TOTAL ASSETS	20,124	331	(83)	481	(23)	150	207	16	1,079	(69)	21,134

Accrued pension and retirement obligations	989				217			6	223		1,212
Other equity (notes mandatorily redeemable for shares)	645		(645)						(645)
Borrowings and financial debts	4,750		(156)	28		168		1	41	227	5,018
Deferred tax liabilities					(13)			5	(8)	132	124

Provisions	2,576			(1)				38	37	(238)	2,375
Customer deposits and advances	1,270									(210)	1,060
Amount due to customers on construction type contracts										132	132
Trade payable and related accounts	3,470			5					5		3,475
Debts linked to bank activity	227									(227)
Liabilities related to discontinued activities or to a disposal group										128	128
Other current and non-current liabilities	2,525			269	(178)			(16)	75	(13)	2,587

TOTAL LIABILITIES	16,452	0	(801)	301	26	168	0	34	(272)	(69)	16,111

NET ASSETS	3,672	331	718	180	(49)	(18)	207	(18)	1,351	0	5,023

Capital stock and additional paid-in capital	10,142		645		126			1	772		10,914
Treasury stock owns by consolidated companies	(1,728)							(2)	(2)		(1,730)
Deferred compensations					(101)				(101)		(101)
Other reserves	(4,811)	274	57	227	(58)	(22)		(7)	471	(516)	(4,856)
Cumulative translation adjustments	(470)	3			8			(23)	(12)	516	34
Net income attributable to the equity holders of the parent	157	53	16	(47)	(24)	4	207	8	217		374

Shareholders’ equity attributable to equity holders of the parent	3,290	330	718	180	(49)	(18)	207	(23)	1,345	0	4,635

Minority interests - Income	17	1							1		18
Minority interests - Shareholders’ equity	365							5	5		370

TOTAL SHAREHOLDERS’ EQUITY	3,672	331	718	180	(49)	(18)	207	(18)	1,351	0	5,023

IV/ Reconciliation of 2004 profit or loss:

(in millions of euros)		IFRS adjustments
			Orane &	Other impacts	Stock-	Carry	Business		Total	Reclas-
	French	R&D	Oceane	IAS 32-39	options	back	combinations		Adjust-	sifications
	GAAP	(VII.A)	(VII.B)	(VII.C)	(VII.D)	(VII.E)	(VII.G)	Other	ments	(VII.I)	IFRS

Revenues	12,265			(31)				15	(16)	(5)	12,244
Cost of sales	(7,690)			0	0			5	5	54	(7,631)

Gross profit	4,575	0	0	(31)	0		0	20	(11)	49	4,613

Administrative and selling expenses	(2,010)			0				2	2	64	(1,944)
R&D costs	(1,587)	100			0			0	100	(1)	(1,488)

Operating profit (loss)	978	100	0	(31)	0		0	22	91	112	1,181

Share-based payment (stock options plans)					(60)			0	(60)	0	(60)
Restructuring costs	(304)							(13)	(13)	1	(316)
Impairment of goodwill and other intangibles assets		(88)						0	(88)	0	(88)
Amortization of goodwill	(409)						408	0	408	1	(0)

Income (loss) from operating activities		12	0	(31)	(60)		408	9	338	114	717

Interest expense on notes mandatorily redeemable for shares	(44)		44					0	44	0	(0)
Financial income net	(132)		(11)	(14)		7		(10)	(28)	51	(109)
Other revenue (expense)	364		0					(14)	(14)	(350)	0
Share in net income of equity affiliates	(97)							(27)	(27)	63	(61)

Profit before tax and discontinued operations		12	33	(45)	(60)	7	408	(42)	313	(122)	547

Income tax expense	(9)	0	0	0	0		0	(7)	(7)	(20)	(36)

Profit (loss) from continuing operations		12	33	(45)	(60)	7	408	(49)	306	(142)	511

Profit (loss) from discontinued operations									0	142	142

Net income (loss)	347	12	33	(45)	(60)	7	408	(49)	306	(0)	653

Attributable to::
- equity holders of the parent	281	9	33	(45)	(60)	7	408	(49)	303	(0)	584
- Minority interests	66	3				0	0	0	3	0	69

V/ Reconciliation of the first six months ended June 30, 2004 profit or loss

(In millions of euros)		IFRS Adjustments
				Other
			Orane &	impacts	Stock-		Business		Total	Reclas-
	French	R&D	Oceane	IAS 32-39	options	Carry back	combinations		Adjust-	sifications
	GAAP	(VII.A)	(VII.B)	(VII.C)	(VII.D)	(VII.E)	(VII.G)	Other	ments	(VII.K)	IFRS

Revenues	5,444			(13)				8	(5)	(25)	5,414
Cost of sales	(3,317)			(25)				4	(21)	17	(3,321)

Gross profit	2,127			(38)				12	(26)	(8)	2,093

Administrative and selling expenses	(1,030)							(3)	(3)	14	(1,019)
R&D costs	(782)	54						(4)	50	(1)	(733)

Operating profit (loss)	315	54		(38)				5	21	5	341

Share-based payment (stock options plans)					(24)				(24)		(24)
Restructuring costs	(131)									(2)	(133)
Impairment of goodwill and other intangibles assets
Amortization of goodwill	(207)						207	1	208	(1)

Income (loss) from operating activities		54		(38)	(24)		207	6	205	2	184

Interest expense on notes mandatorily redeemable for shares	(22)		22						22
Financial income net	(43)		(6)	(9)		4		(2)	(13)	20	(36)
Other revenue (expense)	277							(1)	(1)	(276)
Share in net income of equity affiliates	(59)							1	1	61	3

Profit before tax and discontinued operations		54	16	(47)	(24)	4	207	4	214	(193)	151

Income tax expense	44							4	4	1	49

Profit (loss) from continuing operations		54	16	(47)	(24)	4	207	8	218	(192)	200

Profit (loss) from discontinued operations										192	192

Net income (loss)	174	54	16	(47)	(24)	4	207	8	218	0	392

Attributable to::
- equity holders of the parent	157	53	16	(47)	(24)	4	207	8	217		374
- Minority interests	17	1							1		18

VI/ Main IFRS adjustments
     A. capitalization of development costs (ias 38)
     As indicated in Note 1e to the Alcatel’s French GAAP audited consolidated financial statements as of December 31, 2004, research and development costs were expensed as incurred, with the exception of certain software development costs (€ 32 million in 2004, see Note 4 to Alcatel’s French GAAP audited consolidated financial statements as of December 31, 2004). The application of the principles defined in IAS 38 (Intangible Assets) requires the Group to capitalize part of the development cost that had been expensed under French GAAP. Furthermore, IFRS 1 requires retrospective application of IFRS standards at the transition date, January 1, 2004. Consequently, development expenditures capitalized in the opening IFRS balance sheet corresponding to periods prior to January 1, 2004 amount to € 312 million while related deferred tax assets amount to (€ 38) million, or a net € 274 million IFRS adjustment to shareholders’ equity under French GAAP.
     Alcatel has put in place the information systems required to test the eligibility of development costs for capitalization, as set out in IAS 38. However, full retrospective application of IAS 38 has not been possible due to the lack of complete and reliable information for prior periods. If Alcatel’s research and development effort remains constant, this new IAS 38 implementation will have a positive impact, though decreasing, on net income reported in IFRS (€ 100 million for the year ended December 31, 2004 and € 54 million for the first six months ended June 30, 2004) given an average remaining amortization period of 2 to 3 years. The impact of capitalizing development costs is presented in IFRS under a specific income statement caption to better isolate the ramp-up effect.
     Application of IAS 38 and IAS 36 (Impairment of Assets) has caused a net reconciliation adjustment to Alcatel’s French GAAP consolidated financial statements of € 12 million on 2004 net income (€ 54 million on net income for the six months ended June 30, 2004) resulting from the aforementioned capitalized development costs of € 100 million for 2004 and € 54 million for the six months ended June 30, 2004 (period development expenses eligible to be capitalized as per IAS 38, minus amortization charge from prior-periods’ capitalized development expenses); offset to a large extent by an exceptional € 88 million charge corresponding to an impairment loss related to prior periods’ capitalized development costs (€ 0 million for the six months ended June 30, 2004).
     The tables below reflect reconciliation adjustments between French GAAP and IFRS to the opening balance sheet at January 1, 2004, to balance sheets at June 30, 2004 and December 31, 2004 and to Alcatel’s French GAAP consolidated income statements for the first and second six months of 2004 and for the year ended December 31, 2004 .

(In millions of euros)				Net income
		Net income		for the six
		for the six		months ended
Balance sheet IFRS adjustments	January 1,	months ended		December 31,	December 31,
	2004	June 30, 2004	June 30, 2004	2004	2004

Other intangible assets, net	312		369		323
Deferred tax of assets	(38)		(38)		(38)

Assets	274		331		285

Liabilities	0		0		0

NET ASSETS	274		331		285

Other retained earnings	274		274		274
Cumulative translation adjustments	0		3		(1)
Net income (loss)	0	54	54	(42)	12

SHAREHOLDERS’ EQUITY	274		331		285

(In millions of euros)	Six months	Six months	Year ended
Income statements IFRS adjustments	ended June	ended December	December
	30, 2004	31, 2004	31, 2004

R&D expenses	54	46	100
Impairment of goodwill and other intangibles	0	(88)	(88)

NET INCOME (LOSS)	54	(42)	12

     B. orane / oceane (ias 32- ias 39)
     The convertible bonds (OCEANE) and notes mandatorily redeemable for shares (ORANE) issued by Alcatel in 2003 and 2002, respectively, are compound financial instruments that, according to IAS 32, include a debt component (none, in the case of the ORANE, since all interest was pre-paid at issuance date) and an equity component (see note 1m).
     The first-time adoption of IFRS calls for recognition of these instruments’ equity component valued at the issuance date within shareholders’ equity as of January 1, 2004. The ORANE bonds, reported at their nominal issuance value of € 645 million in other equity under French GAAP, are reported as equity in the IFRS opening balance sheet at their issuance value reduced by the amount of related issuance expenses and pre-paid interest that had not been amortized as of December 31, 2003.
     The convertible bonds (OCEANE) issued for a nominal value of € 1,022 million and reported until maturity at that same amount as financial debt under French GAAP, are reported in the IFRS opening balance sheet as financial debt for € 857 million (before the impact of the interest rate derivatives in accordance with IAS 32-39, see section C below) and as shareholders’ equity for € 165 million.
     The IFRS adjustments will affect the future level of financial expenses: positively due to the accounting for prepaid expenses (issuance costs and prepaid interests) against shareholders’ equity as of January 1, 2004 for € 109 million in the aggregate for the two instruments, and negatively due to the amortization charge of the OCEANE’s equity component until their maturity in January 2011.
     The tables below reflect reconciliation adjustments between French GAAP and IFRS to the opening balance sheet at January 1, 2004, to balance sheets at June 30, 2004 and December 31, 2004 and to Alcatel’s French GAAP consolidated income statements for the first and second six months of 2004 and for the year ended December 31, 2004 .

(In millions of euros)				Net income
		Net income		for the six
		for the six		months
		months		ended
Balance sheet IFRS adjustments	January 1,	ended June		December	December 31,
	2004	30, 2004	June 30, 2004	31, 2004	2004

Other current and non-current assets	(109)		(83)		(57)

Assets	(109)		(83)		(57)

Other equity (notes mandatorily redeemable for shares)	(645)		(645)		(645)
Borrowings and financial debts	(165)		(156)		(146)

Liabilities	(810)		(801)		(791)

NET ASSETS	701		718		734

Capital stock and additional paid-in capital	645		645		645
Other retained earnings	56		57		56
Net income	0	16	16	17	33

SHAREHOLDERS’ EQUITY	701		718		734

(In millions of euros)	Six months	Six months	Year ended
Income statements IFRS adjustments	ended June 30,	ended December	December
	2004	31, 2004	31, 2004

Interest expense on notes mandatorily redeemable for shares	22	22	44
Net financial income (expense)	(6)	(5)	(11)

NET INCOME (LOSS)	16	17	33

     C. other ias 32-39 adjustments (hedging & investments available for sale)
     Under IFRS, financial assets available for sale (as defined in IAS 39) are recorded at fair value. For listed securities, the opening shareholders’ equity as of January 1, 2004 for IFRS will take into account the difference between carrying value and market value, net of any possible deferred tax impacts. Since the Group valued financial assets at the lower of historical acquisition cost or market value under French GAAP, the impact on shareholders’ equity is positive. Thus, the Group’s financial assets under IFRS have been revalued at January 1, 2004 by € 53 million of which € 48 million related to the Group’s holding in Nexans; at June 30, 2004 by € 67 million of which € 61 million related to the Group’s holding in Nexans; and at December 31, 2004 by € 84 million, of which € 56 million related to the Group’s holding in Nexans and € 25 million related to the Group’s holding in Avanex. During 2004, Alcatel reduced its holding in Avanex from above 20%

to below 20% (see note 2 to the Alcatel’s French GAAP 2004 consolidated financial statements , for changes in the consolidated companies). Accordingly, this investment was accounted for as an equity affiliate at January 1, 2004 and as a financial asset in other non current assets at December 31, 2004 under French GAAP. Revaluation of the Group’s holding in Nexans as marketable securities under IFRS has caused an equivalent increase in the Group’s net cash position under IFRS at January 1, 2004, at June 30, 2004 and at December 31, 2004 of € 48 million, € 61 million and € 56 million respectively, this stake in Nexans being accounted for as marketable securities.
     In accordance with the provisions of IAS 39 on financial instruments, derivatives are recorded at fair value in the balance sheet. Gains and losses resulting from the revaluation of the Group’s derivative instruments at fair value at the closing date are recognized in the income statement under IFRS in the case of fair value hedge accounting.
     Derivative instruments qualify for fair value hedge accounting under IFRS when i) at the inception of the hedge there is formal identification and documentation of the hedging relationship; and ii) the hedge is expected to be highly effective, its effectiveness can be reliably measured and it indeed proves to be highly effective throughout the financial reporting periods for which the hedge has been designated.
     The Group holds interest rate derivatives (see note 1s) covering the entirety of its financial debt (fixed- interest rate debt, primarily). Most of those derivatives are fully attached to a well identified financial liability and qualify as fair value hedges under IFRS. Therefore, the changes in their fair value are largely offset in earnings by revaluations of the underlying debt.
     Currency derivatives held by the Group are of two types: foreign exchange derivatives used to hedge balance sheet items or firm commitments that are eligible for fair value accounting and derivatives used for the hedge of foreign exchange risk on commercial bids that are accounted for as trading financial instruments. “Fair value” hedges have no impact on the income statement (except their ineffective part is accounted for as a financial expense), since changes of fair value of the derivatives are offset by the changes in fair value of the corresponding balance sheet items or firm commitments.
     Derivatives related to commercial bids have an impact on net income under IFRS since hedge accounting cannot be applied under IAS 39. These derivatives are marked-to-market at each financial statement closing date and corresponding changes in fair value are accounted for in net income. Changes in fair value of the underlying commercial bid can not be accounted for in accordance with IAS 39 requirements. The application of IAS 39 will lead to volatility in net income during the period preceding the effectiveness of the commercial contract. Changes in fair value of these hedging instruments for bids are presented in cost of sales.
     In addition, from April 1, 2005 onwards we have designated and documented highly probable future streams of revenue with respect to which we have entered into hedge transactions. The corresponding derivatives are eligible for cash flow hedge accounting. This treatment should limit the volatility in net income (see note 1e). The impact of IFRS on costs of sales of foreign currency hedging is € (28) million for the six months ended June 30, 2004 and € 59 million for the six months ended December 31, 2004 representing a total impact of € 31 million for 2004. The impact for the six months ended June 30, 2005 amounts to € (34) million.
     Changes in fair value of interest rate derivatives and currency derivatives are reported under IFRS as other assets and liabilities. Due to the IAS 32 rules preventing the offsetting of financial assets and liabilities, these derivatives will not be offset against the hedged balance sheet items. In addition, depending on the financial instruments used, balance sheet items related to derivatives concerning a single hedged transaction cannot be offset. Application of these rules may lead to a large increase in assets and liabilities.
     Accounting for the derivative instruments discussed above increases the Group’s retained earnings under IFRS by € 160 million at January 1, 2004, by € 117 million at June 30, 2004 and by € 110 million at December 31, 2004.
     The tables below reflect reconciliation adjustments between French GAAP and IFRS to the opening balance sheet at January 1, 2004, to balance sheets at June 30, 2004 and December 31, 2004 and to Alcatel’s French GAAP consolidated income statements for the first and second six months of 2004 and for the year ended December 31, 2004 .

(In millions of euros)				Net income for
		Net income for		the six months
		the six months		ended
Balance sheet IFRS adjustments	January 1,	ended June 30,		December 31,	December 31,
	2004	2004	June 30, 2004	2004	2004

Trade receivables and related accounts, net	(101)		(46)		(98)
Other current and non-current assets	1126		466		721
Assets held for sale	2		—		0
Cash, cash equivalents and marketable securities	48		61		64

Assets	1075		481		687

Borrowings and financial debts	95		28		106
Provisions	(5)		(1)		15
Trade payables and related accounts	(3)		5		(3)
Other current and non-current payables	775		269		370

Liabilities	862		301		488

NET ASSETS	213		180		199

Other retained earnings	160		160		160
Fair value changes of shares available for sale	53		67		84
Cumulative translation adjustments	0				0
Net income	0	(47)	(47)	2	(45)

SHAREHOLDERS’ EQUITY	213		180		199

(In millions of euros)			Year ended
	Six months ended	Six months ended	December 31,
Income statement IFRS adjustments	June 30, 2004	December 31, 2004	2004

Revenues	(13)	(18)	(31)
Costs of sales *	(25)	25	0

Gross profit	(38)	7	(31)

Net financial income (expense)	(9)	(5)	(14)

NET INCOME (LOSS)	(47)	2	(45)

*	Of which related to hedging of exchange risks on commercial bids amounting to € (28) million in the first six months ended June 30, 2004 and € 59 million for the first six months ended December 31, 2004. Total impact in 2004 amounted to € 31 million.
     D. stock options (ifrs 2 & ifrs 3)
     The application of IFRS 2 (Share-based Payment) requires the Group to modify its method of accounting for stock options granted by the Group to its employees. Alcatel has elected not to adopt the full retrospective application option allowed by IFRS 2. Only stock option plans established after November 7, 2002, and whose stock options are not yet fully vested at December 31, 2004, are restated in the IFRS opening balance sheet as of January 1, 2004. IFRS 2 treatment will apply to the 2003 and 2004 plans, and the plans resulting from business combinations completed after November 7, 2002, under which the stock options had not yet fully vested at December 31, 2004 (see notes 2 and 21c to the Alcatel’s French GAAP consolidated financial statements as of December 31, 2004), as well as to future plans.
     In order to comply with IFRS 2, the Group has used a Cox-Ross-Rubinstein binomial model to measure the compensation expense related to stock option grants. The fair value of stock options has been determined at their respective grant dates and represents a deferred compensation amounting to € 35 million in the IFRS opening balance sheet as of January 1, 2004 that has been booked against additional paid-in capital for the same amount, with a net impact on shareholders’ equity of nil. The corresponding amortization charge is to be spread over the related stock options vesting period, i.e. 4 years for most of the plans concerned. This amortization is not linear but depends on the vesting conditions attached to each plan.
     The amortization charge for the above referred stock options that vested during 2004 was € 60 million in the Group’s IFRS income statement for the year ended December 31, 2004 and € 24 million at June 30, 2004. This impact is presented under a specific income statement caption under IFRS. However, as the compensation expense does not result in an outflow of cash and a contra entry to the expense is recorded in retained earnings, the application of this standard has no impact on shareholders’ equity, either at January 1, 2004 or at December 31, 2004.
     Application of this standard will have a negative impact on future earnings, as vesting progresses. While there is a ramp-up effect to be considered given limited retrospective application of IFRS 2, income statement impacts from future plans are difficult to anticipate as their fair values will depend on market or behavioral factors (e.g. stock evolution, volatility, stock-option exercise practices, etc).
     The IFRS opening balance sheet at January 1, 2004 also contains a net € 200 million increase in shareholders’ equity (€ 231 million from other payables partly offset by € (31) million from related deferred tax assets) for cancellation of provisions under French GAAP related to stock options existing in companies that were acquired by the Group before January 1, 2004. These provisions were booked under French GAAP based on the intrinsic value of existing stock options at the acquisition date, a treatment that does not comply with the IFRS 2 and IFRS 3 (Business combinations) rules. At the end of June 2004, these liabilities booked under French GAAP amounted to € 178 million and related to deferred tax assets of € 19 million and a € 159 million impact on shareholders’ equity. At year end 2004, these liabilities booked under French GAAP amounted to € 79 million and related to deferred tax assets to € (14) million, therefore, causing a net change on shareholders equity of € 65 million.
     The tables below reflect reconciliation adjustments between French GAAP and IFRS to the opening balance sheet at January 1, 2004, to balance sheets at June 30, 2004 and December 31, 2004 and to Alcatel’s French GAAP consolidated income statements for the first and second six months of 2004 and for the year ended December 31, 2004 .

(In millions of euros)				Net income for
		Net income		the six months
Balance sheet IFRS adjustments		for the six		ended
	January 1,	months ended		December 31,	December 31,
	2004	June 30, 2004	June 30, 2004	2004	2004

Deferred tax assets	(31)		(19)		(14)

Assets	(31)		(19)		(14)

Other current and non-current payables	(231)		(178)		(79)

Liabilities	(231)		(178)		(79)

NET ASSETS	200		159		65

Capital stock and additional paid-in-capital	35		126		126
Deferred compensation	(35)		(101)		(66)
Other retained earnings	200		150		68
Cumulative translation adjustments	0		8		(3)
Net income	0	(24)	(24)	(36)	(60)

SHAREHOLDERS’ EQUITY	200		159		65

(In millions of euros)	Six months	Six months	Year ended
Income statement IFRS adjustments	ended June 30,	ended December	December 31,
	2004	31, 2004	2004

Share-based payment (stock option plans)	(24)	(36)	(60)

NET INCOME	(24)	(36)	(60)

     E. svf trust and sale of a carry-back tax receivable
     IFRS requires that certain off-balance sheet commitments and off-balance sheet financial assets and liabilities allowable under Alcatel’s French GAAP consolidated financial statements for 2004, namely the structured securitization schemes and the sale of a carry back tax receivable, be recognized in the balance sheet. The Group’s off balance sheet commitments are described in note 31 to Alcatel’s French GAAP consolidated financial statements for 2004.
     Securitization schemes:
     At December 31, 2003, the Group participated in two structured securitization schemes (the SVF program and a customer receivable securitization program). The special purpose vehicle used in the SVF program was consolidated in the Group’s French GAAP financial statements with effect from January 1, 2004, following changes in French GAAP. There was an IFRS adjustment as compared with the Group’s French GAAP balance sheet as of December 31, 2003 consisting of € 200 million being reported as “other assets” and € 212 million as “financial liability” in the IFRS balance sheet as of January 1, 2004. Insofar as those items were consolidated under French GAAP in 2004 and the program was terminated during 2004, there is no impact of IFRS on Alcatel’s French GAAP consolidated financial statements for 2004, including in the French GAAP balance sheet as of January 1, 2004.
     The special purpose entity used in the customer receivables securitization program was already consolidated at December 31, 2003 under French GAAP, therefore, IFRS has no impact on Alcatel’s French GAAP consolidated financial statements for 2004.

     Carry-back tax receivable
     The recognition of the carry-back receivable sold in 2002 is reported under IFRS as “other non current asset” in the balance sheet at its discounted value using the discount rate applied in the sale transaction by the intervening credit institution and as a “financial liability” at its discounted value using the French state bonds’ discount rate.
     The tables below reflect reconciliation adjustments between French GAAP and IFRS to the opening balance sheet at January 1, 2004, to balance sheets at June 30, 2004 and December 31, 2004 and to Alcatel’s French GAAP consolidated income statements for the first and second six months of 2004 and for the year ended December 31, 2004 .

(In millions of euros)		Net income		Net income for
		for the six		the six months
	January 1,	months ended		ended December	December 31,
Balance sheet IFRS adjustments	2004	June 30, 2004	June 30, 2004	31, 2004	2004

Other current and non-current assets	342		150		158

Assets	342		150		158

Borrowings and financial debts	375		168		173
Provisions	(32)				0

Liabilities	343		168		173

NET ASSETS	(1)		(18)		(15)

Capital stock and additional paid-in-capital	0		0		0
Deferred compensation	0		0		0
Other retained earnings	(21)		(22)		(22)
Cumulative translation adjustments	0				0
Net income	0	4	4	3	7
Minority interests	20				0

SHAREHOLDERS’ EQUITY	(1)		(18)		(15)

(In millions of euros)	Six months	Six months ended	Year ended
Income statements IFRS adjustments	ended June	December 31,	December 31,
	30, 2004	2004	2004

Net financial income	4	3	7

NET INCOME	4	3	7

     F. pension and retirement obligations (ias 19)
     The methods for determining pensions and other post-employment benefits, as described in notes 1k and 24 to Alcatel’s French GAAP consolidated financial statements for 2004, comply with IAS 19 (Employee Benefits). At December 31, 2004 and in anticipation of IFRS implementation, the Group applied with retroactive effect as of January 1, 2004 the “Conseil National de la Comptabilité” recommendation (2003-R.01). The pre-tax impact on shareholders’ equity under French GAAP as of January 1, 2004 of applying this recommendation is negative € 222 million (see note 24b to the Alcatel’s French GAAP 2004 consolidated financial statements for 2004). That impact only appears as an IFRS adjustment at January 1, 2004 and at June 30, 2004 but not at 2004 year end.
     G. business combinations (ifrs 3)
     As indicated in the Accounting principles section above, note 1c, the Group abandoned the “French pooling of interests” method for consolidated financial statements under French GAAP beginning January 1, 2004 in anticipation of the transition to IFRS. The pooling of interest method is prohibited by IFRS 3 (Business Combinations).
     As permitted by IFRS 1 (First –time adoption of IFRS), business combinations completed before January 1, 2004 have not been restated in accordance with IFRS 3. The transition to IFRS results in no restatement between French GAAP and IFRS opening balance sheets at January 1, 2004.
     As a result of IFRS 3, as of January 1, 2004 goodwill is no longer amortized, causing an adjustment from French GAAP to the IFRS closing balance sheets at December 31, 2004 of € 388 million in the Group’s shareholders equity (of which € 408 million is reflected in net income).
     The tables below reflect reconciliation adjustments between French GAAP and IFRS to the opening balance sheet at January 1, 2004, to balance sheets at June 30, 2004 and December 31, 2004 and to Alcatel’s French GAAP consolidated income statements for the first and second six months of 2004 and for the year ended December 31, 2004 .

(In millions of euros)		Net income for		Net income for
		the six months		the six months
Balance sheet IFRS adjustments	January 1,	ended June 30,		ended December	December 31,
	2004	2004	June 30, 2004	31,2004	2004

Goodwill, net	0		207		388

Assets	0		207		388

Liabilities	0		0		0

NET ASSETS	0		207		388

Capital stock and additional paid-in capital	0				0
Deferred compensation	0				0
Other retained earnings	0				5
Cumulative translation adjustments	0				(25)
Net income	0	207	207	201	408

SHAREHOLDERS’ EQUITY	0		207		388

(In millions of euros)	Six months	Six months ended	Year ended
Income statements IFRS adjustments	ended June	December 31,	December
	30, 2004	2004	31, 2004

Amortization of goodwill	207	201	408

NET INCOME	207	201	408

     VII. Reclassifications
     Under IAS 1 (Presentation of financial statements), the IFRS balance sheet is to be presented following a current/non-current presentation. Under French GAAP, Alcatel presents its balance sheet according to liquidity of its assets and liabilities. Therefore, Alcatel’s balance sheet format has been reviewed in order to report current / non-current items separately under IFRS. Assets and liabilities related to the operating cycle and other items maturing within 12 months from the date of closing of the financial statements are classified as current; all other assets and liabilities are classified as non current. In addition, certain specific rules governing the offsetting of assets and liabilities (for example, certain provisions for product sales relating to construction contracts that have to be deducted from contract assets in accordance with IAS 11- Construction contracts) result in reclassifications compared to French GAAP practice. Also under IAS 1, minority interests are now included in equity. For comprehension sake, however, Alcatel is also presenting the breakdown of shareholders’ equity into the part attributable to equity holders of the parent and the part attributable to minority interests.
     Thus, the application of IAS 1 (as revised in December 2003), IAS 12 (Income Taxes), IAS 11 (Construction contracts), IFRS 1 (First-time adoption of IFRS), IAS 28 (Investments in Associates) and IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations) have significant consequences on the manner of presenting the financial information as explained below.
     A. IAS 1 and IAS 12
     Main balance sheet impacts from the application of the current / non current presentation requirement under IFRS are i) the identification of deferred tax assets and liabilities (as non current assets or liabilities) in an isolated caption, instead of being grouped within other assets and other liabilities, and ii) the consideration of the Group’s debt linked to the bank activity as financial debt (€ 224 million at January 1, 2004, € 227 million at June 30, 2004 and € 105 million at December 31, 2004).
     From the income statement perspective, the application of IAS 1 implies that exceptional or non recurrent results such as capital gain/losses from fixed assets disposals (these amounted to € 94 million in 2004 and € 15 million for the six months ended June 30, 2004) or from the disposal of financial investments (these amounted to € 256 million in 2004 and € 268 million for the six months ended June 30, 2004) are reclassified from “other revenues/(expense)” under French GAAP into other income statement lines under IFRS that reflect the function of the underlying assets, such as cost of sales, SG&A, R&D, financial income (loss) or result from discontinued activities.

     B. IAS 11 Construction contracts
     The principles of IAS 11 are very similar to those already used by the Group under French GAAP to account for construction contracts (or long-term contracts). In particular, the percentage of completion method of accounting applied by the Group (see note 1l to Alcatel’s French GAAP consolidated financial statements for 2004) complies with IAS 11. Contract segmentation and combination rules under IFRS are also basically equivalent to the Group’s principles.
     The way of accounting for penalty provisions (changes are recorded in contract revenues under IFRS but in cost of sales in Alcatel’s French GAAP consolidated financial statements for 2004), and for the financial impact on net sales of deferred payments when they are material, have had a limited effect on IFRS adjustments to the income statement. Thus, penalties related to construction contracts have resulted in 2004 in a € 27 million (€ 3 million for the six months ended June 30, 2004) reclassification adjustment to Alcatel’s French GAAP consolidated 2004 income statement reducing sales and cost of sales by the same amount, with no effect on either Alcatel’s gross profit or on IFRS opening shareholders’ equity.
     On the balance sheet side, the adjustments introduced by IAS 11 are more important. The presentation of assets and liabilities related to construction contracts under specific balance sheet captions and the application of specific offset rules as required by IAS 11 will reduce the Group’s working capital, due primarily to certain provisions for product sales (contract losses and other product sales provisions) that are now included in the definition of working capital needs, in contrast with the French GAAP practice. This treatment implies a reduction in working capital needs of € 178 million at January 1, 2004, of € 174 million at June 30, 2004 and of € 181 million at December 31, 2004.
     Each construction contract is measured on a stand alone basis and the difference between costs incurred plus recognized profits, less the sum of recognized losses and progress billings (corresponding mainly to accrued receivables, work-in-progress and some product sales provisions) is presented either as “amount due from customers” when the net balance is a debit, or in “amounts due to customers” when the net balance is a credit. This reclassification represented a reduction on assets and on liabilities under IFRS of € 188 million at January 1, 2004, of € 243 million at June 30, 2004 and of € 248 million at December 31, 2004.
     C. IFRS 1 First-time adoption – Cumulative Translation Adjustments
     IFRS 1 (First adoption of IFRS) allows companies to reclassify cumulative translation adjustments in consolidated reserves at January 1, 2004. As a result, if a Group’s business or company that does business in a currency other than the euro is disposed of, the resulting gain or loss reported in the income statement for the period will contain no positive or negative impact from monetary fluctuations generated prior to the transition date. The adoption of this treatment causes an opening balance sheet’s reclassification adjustment under IFRS of € 518 million, which has no impact on the shareholders’ equity at January 1, 2004.
     D. IAS 28 Investment in Associates
     By applying this standard, the goodwill related to companies consolidated using the equity method which is currently presented as goodwill under French GAAP, is to be reclassified into “Share in net assets of equity affiliates”, therefore increasing the amount presented in this line item by an equivalent amount. This treatment causes a balance sheet impact under IFRS, of € 188 million at January 1, 2004, of € 185 million at June 30, 2004 and of € 194 million at December 31, 2004, but has no shareholders’ equity impact.
     E. IFRS 5 Non-current assets held for sale and discontinued operations
     Net assets of a disposal group or tangible assets identified as held for sale, as defined in IFRS 5, are reported as “Assets held for sale or related to discontinued activities” and “Liabilities related to discontinued activities or to a disposal group” , without offsetting of related assets and liabilities. Property, plant and equipment reported as “assets held for sale ” are no longer depreciated.
     The reclassification impact on Alcatel’s French GAAP consolidated balance sheet for 2004 amounted to € 247 million as of January 1, 2004 and € 99 million as of December 31, 2004 (of which SAFT Power System activities and other assets to be disposed of represented € 432 million in assets held for sale and € 253 million in liabilities related to discontinued activities or to a disposal group at January 1, 2004 and of which SAFT and other assets to be disposed of represented respectively € 196 million in assets held for sale and € 106 million of liabilities related to discontinued activities or to a disposal group at December 31, 2004).
     The application of this standard has no material impact on Alcatel’s French GAAP 2004 earnings, except for the various reclassifications among different income statement lines. Thus, the net capital gain resulting from the disposal of SAFT activities and from the respective transfer of the optical fiber and mobile phone activities to the Draka JV and TAMP JV that amounted to € 211 million in the aggregate in 2004, is reclassified from “other revenue (expense)” into “income (loss) from discontinued operations”.

     The net result of these discontinued activities from January 1, 2004 to the date of disposal, reported under French GAAP into “share in net income of equity affiliates” for € 66 million is also reclassified under IFRS into “income (loss) from discontinued operations” for € 142 million.
     Several reclassification tables are disclosed below summarizing all the reclassification adjustments of IFRS in the Group’s consolidated balance sheet at January 1, at June 30 and at December 31, 2004, as well as in the Group’s full year 2004 consolidated income statement.
     F. balance sheet as of january 1,2004 — Reclassification

(In millions of euros)					IFRS 5
	IAS 1	IAS 11	IFRS 1		Discontinued
	Specific	Construction	Translation	IAS 28	- held for sale
	line item	contracts	adjustment	Associates	and Other	TOTAL

Goodwill, nets				(188)		(188)
Intangible assets, net					(69)	(69)
Share in net assets of equity affiliates				188	(110)	78
Inventories and work in progress, net		(226)				(226)
Amounts due from customers on construction type contracts		527				527
Trade receivables and related accounts, net		(489)			(7)	(496)
Advances and progress payments	106					106
Deferred tax of assets	2,064					2,064
Other current and non-current assets	(2,118)				16	(2,102)
Assets held for sale or related to discontinued activities					432	432
Cash, cash equivalents and marketable securities					(15)	(15)

Assets	52	(188)	0	0	247	111

Borrowings and financial debts	224				0	224
Provisions		(253)				(253)
Deferred tax liabilities	122					122
Advances and customers deposits		(33)			(83)	(116)
Amounts due to customers on construction contracts type		93				93
Trade payables and related accounts		6				6
Liabilities related to discontinued activities or to a disposal group	(224)					(224)
Debt of discontinued activities					253	253
Other current and non-current payables	(70)	(1)			77	6

Liabilities	52	(188)			247	111

NET ASSETS	0	0	0	0	0	0

Other retained earnings			(518)			(518)
Cumulative translation adjustments			518			518

SHAREHOLDERS’ EQUITY	0	0	0	0	0	0

G. balance sheet as of december 31,2004 — Reclassification

(In millions of euros)					IFRS 5
					Disconti-
	IAS 1	IAS 11	IFRS 1		nued - held
	Specific	Construction	Translation	IAS 28	for sale &
	line item	contracts	adjustment	Associates	Other	TOTAL

Goodwill, nets				(194)		(194)
Intangible assets, net					(71)	(71)
Share in net assets of equity affiliates				194	(20)	174
Inventories and work in progress, net		(254)				(254)
Amounts due from customers on construction type contracts		729				729
Trade receivables and related accounts, net		(723)			(2)	(725)
Advances and progress payments	90					90
Deferred tax of assets	1,697					1,697
Other current and non-current assets	(1,741)				8	(1,733)
Assets held for sale or related to discontinued activities					196	196
Cash, cash equivalents and marketable securities					(12)	(12)

Assets	46	(248)	0	0	99	(103)

Accrued pension and retirement obligations					19	19
Borrowings and financial debts	105					105
Provisions		(264)			(20)	(284)
Deferred tax of liabilities	126					126
Advances and customers deposits		(109)			(82)	(191)
Amounts due to customers on construction type contracts		133				133
Trade payables and related accounts		(7)				(7)
Debt linked to bank activity	(105)					(105)
Liabilities related to discontinued activities or to a disposal group					106	106
Other current and non-current payables	(80)	(1)			76	(5)

Liabilities	46	(248)			99	(103)

NET ASSETS	0	0	0	0	0	0

Other retained earnings			(518)		2	(516)
Cumulative translation adjustments			518		(2)	516

SHAREHOLDERS’ EQUITY	0	0	0	0	0	0

H. balance sheet as of June 30, 2004 — Reclassification

(In millions of euros)					IFRS 5
					Disconti-
	IAS 1	IAS 11	IFRS 1		nued - held
	Specific	Construction	Translation	IAS 28	for sale &
	line item	contracts	adjustment	Associates	Other	TOTAL

Goodwill, nets				(185)	2	(183)
Intangible assets, net					(47)	(47)
Share in net assets of equity affiliates				185	(135)	50
Inventories and work in progress, net		(293)			(1)	(294)
Amounts due from customers on construction type contracts		643				643
Trade receivables and related accounts, net		(593)			(6)	(599)
Advances and progress payments	106					106
Deferred tax of assets	2,081					2,081
Other current and non-current assets	(2,117)				5	(2,112)
Assets held for sale					303	303
Cash, cash equivalents and marketable securities					(17)	(17)

Assets	70	(243)		0	104	(69)

Borrowings and financial debts	227					227
Provisions		(232)			(6)	(238)
Deferred tax of liabilities	132					132
Advances and customers deposits		(143)			(67)	(210)
Amounts due to customers on construction type contracts		132				132
Trade payables and related accounts
Debt linked to bank activity	(227)					(227)
Liabilities related to discontinued activities or to a disposal group					128	128
Other current and non-current payables	(62)				49	(13)

Liabilities	70	(243)			104	(69)

NET ASSETS	0	0	0	0	0	0

Other retained earnings			(516)			(516)
Cumulative translation adjustments			516			516

SHAREHOLDERS’ EQUITY	0	0	0	0	0	0

I. income statement 2004 — Reclassification

(In millions of euros)	IAS 1	IAS 11	IAS 1 disposal	IFRS 5
	disposal of	Construction	of financial	Discontinued -
	assets	contracts	assets	held for sale	Other	TOTAL

Revenues		(27)			22	(5)
Costs of sales	23	27			4	54

Gross profit	23	0	0		26	49

Administrative and selling expenses	71				(7)	64
R&D costs					(1)	(1)

Operating profit (loss)	94	0	0	0	18	112

Share-based payment
Restructuring costs					1	1
Impairment of goodwill and other intangibles
Amortization of goodwill					1	1

Interest expense on notes mandatorily redeemable
Net financial income (expense)			45		6	51
Other revenue (expense)	(94)		(45)	(211)		(350)
Share in net income of equity affiliates				66	(3)	63

Income tax					(20)	(20)
Net income of discontinued activities				145	(3)	142

NET INCOME (LOSS)	0	0	0	0	0	0

J. income statement for the first six months ended june 30, 2004 — Reclassification

(In millions of euros)			IAS 1
	IAS 1	IAS 11	disposal of	IFRS 5
	disposal of	Construction	financial	Discontinued -
	assets	contracts	assets	held for sale	Other	TOTAL

Revenues		(3)			(22)	(25)
Costs of sales	16	3			(2)	17

Gross profit	16	0			(24)	(8)

Administrative and selling expenses	4				10	14
R&D costs					(1)	(1)

Operating profit (loss)	20	0			(15)	5

Share-based payment
Restructuring costs					(2)	(2)
Impairment of goodwill and other intangibles
Amortization of goodwill					(1)	(1)

Interest expense on notes mandatorily redeemable
Net financial income (expense)			16		4	20
Other revenue (expense)	(20)		(16)	(252)	12	(276)
Share in net income of equity affiliates				60	1	61

Income tax					1	1
Net income of discontinued activities	,			192		192

NET INCOME (LOSS)	0	0	0	0	0	0

Note 19
Consolidated income statements restated under IFRS standards for the four 2004 quarters

					Year ended
					December
	Q1 2004	Q2 2004	Q3 2004	Q4 2004	31, 2004
	(In millions of euros)
Revenues	2,515	2,899	3,024	3,806	12,244
Costs of sales	(1,607)	(1,714)	(1,865)	(2,445)	(7,631)

Gross profit	908	1,185	1,159	1,361	4,613
Administrative and selling expenses	(487)	(532)	(429)	(496)	(1,944)
R&D costs	(337)	(396)	(358)	(397)	(1,488)

Operating profit (loss)	84	257	372	468	1,181
Share-based payment (stock options plans)	(7)	(17)	(18)	(18)	(60)
Restructuring costs	(65)	(68)	(18)	(165)	(316)
Impairment of goodwill	0	0	0	(88)	(88)

Income (loss) from operating activities	12	172	336	197	717
Net financial income (expense) (1)	4	(40)	(18)	(55)	(109)
Share in net income of equity affiliates	6	(3)	(34)	(30)	(61)

Profit before tax, minority interests and discontinued operations	22	129	284	112	547

Income tax	21	28	(14)	(71)	(36)

Profit (loss) from continuing operations	43	157	270	41	511

Profit (loss) from discontinued operations (1)	232	(40)	(44)	(6)	142

NET PROFIT (LOSS)	275	117	226	35	653

Attributable to:
- Equity holders of the parent	278	96	195	15	584
- Minority interests	(3)	21	31	20	69
Net income per share, Group share (in euros):
- Basic earnings per share	0.21	0.07	0.14	0.01	0.43
- Diluted earnings per share	0.21	0.07	0.14	0.01	0.43
Net income per share, Group share (except discontinued operations) (in euros):
- Basic earnings per share	0.04	0.10	0.17	0.01	0.32
- Diluted earnings per share	0.04	0.10	0.17	0.01	0.32

(1)	As indicated in Alcatel’s 6K filed on March 31, 2005, following the further analysis made on IFRS impacts, mainly related to IAS 32 and IAS 39, income statements by quarter have been adjusted. These IFRS adjustments are mainly related to the second and third quarter and have no material impact on the 2004 income statement.

Note 20
Information by business segment – IFRS 2004

			Six months			Year ended
			ended June			December 31,
	Q1 2004	Q2 2004	30, 2004	Q3 2004	Q4 2004	2004
	(In millions of euros)
Revenues
- Fixed communications	1,086	1,305	2,391	1,203	1,531	5,125
- Mobile communications	617	712	1,329	893	1,091	3,313
- Private communications	849	921	1,770	957	1,219	3,946
- Other	3	2	5	3	5	13
- Between segments	(40)	(41)	(81)	(32)	(40)	(153)

Total	2,515	2,899	5,414	3,024	3,806	12,244

Operating profit (loss)
- Fixed communications	46	167	213	184	179	576
- Mobile communications	80	70	150	119	149	418
- Private communications	28	40	68	92	109	269
- Other	(70)	(20)	(90)	(23)	31	(82)

Total	84	257	341	372	468	1,181

Operating profit (loss) excluding capital gain (loss) on disposal of fixed assets
- Fixed communications	45	159	204	156	170	530
- Mobile communications	80	67	147	105	145	397
- Private communications	28	39	67	74	103	244
- Other	(70)	(27)	(97)	(23)	36	(84)

Total	83	238	321	312	454	1087

Note 21
2004 Consolidated balance sheet — IFRS
ASSETS

	January 1,	December
	2004	31, 2004
	(In millions of euros)
Goodwill, net	3,630	3,774
Other intangible assets, net	596	720

Intangible assets, net	4,226	4,494

Property, plant and equipment, gross	6,092	4,674
Depreciation	(4,656)	(3,579)

Property, plant and equipment, net	1,436	1,095
Share in net assets of equity affiliates	501	604
Other financial assets, net	1,043	554
Deferred tax assets	1,994	1,639
Other non current assets	353	332

TOTAL NON CURRENT ASSETS	9,553	8,718

Inventories and work in progress, net	1,206	1,273
Amounts due from customers on construction type contracts	527	729
Trade receivables and related accounts, net	2,763	2,693
Advances and progress payments	106	90
Other current assets, net	1,837	1,418
Assets held for sale or related to discontinued activities	434	196
Current incomes taxes, short-term	77	78
Marketable securities, net	267	552
Cash and cash equivalents	6,035	4,611

TOTAL CURRENT ASSETS	13,252	11,640

TOTAL ASSETS	22,805	20,358

LIABILITIES AND SHAREHOLDERS’ EQUITY

	January 1,	December
	2004	31, 2004
	(In millions of euros)
Capital stock	2,810	2,852
Additional paid-in capital	8,001	8,292
Less treasury stock at cost	(1,730)	(1,607)
Differed share-based payment	(35)	(66)
Other reserves	(4,888)	(4,931)
Cumulative translation adjustments	0	(183)
Net profit (loss) — Attributable to the Group	—	584

Shareholders’ equity — Attributable to equity holders of the parent	4,158	4,941

Minority interests	388	373

TOTAL EQUITY	4,546	5,314

Accrued pension and retirement obligations	1,238	1,163
Bonds and notes issued, long-term	4,186	3,089
Other long term borrowings	474	393
Deferred tax liabilities	114	132
Other non-current liabilities	160	200

TOTAL NON CURRENT LIABILITIES	6,172	4,977

Provisions	2,788	2,068
Short term portion of long term borrowings	1,162	1,115
Customers’ deposits and advances	1,065	973
Amounts due to customers on construction type contracts	93	133
Trade payables and related accounts	3,620	3,350
Liabilities related to discontinued activities or to a disposal group	253	106
Current income taxes liabilities, short-term	11	179
Other current liabilities	3,095	2,143

TOTAL CURRENT LIABILITIES	12,087	10,067

TOTAL EQUITY AND LIABILITIES	22,805	20,358

Note 22 — Summary of differences between accounting principles followed by Alcatel and U.S. GAAP
     Alcatel’s accounting policies comply with International Financial Reporting Standards (“IFRS”) (see note 1). Elements of Alcatel’s accounting policies which differ significantly from generally accepted accounting principles in the United States (“U.S. GAAP”) are described below:
(a) Differences in accounting for business combinations
Adoption of French “pooling of interests” accounting method for stock-for-stock business combinations under French GAAP that were not restated in the opening IFRS balance sheet (as of January 1, 2004).
     From January 1, 1999, in connection with the change in French accounting principles, Alcatel accounted for its acquisition of DSC Communications Corporation (“DSC”) under the French pooling of interests accounting method: assets and liabilities of DSC Communications Corporation were accounted for on a carryover basis at the acquisition date, adjusted to Alcatel’s accounting method. The difference resulting from the application of the pooling of interests accounting method remained in shareholders’ equity.
     The two stock-for-stock acquisitions made during the first half of 2000, Genesys Telecommunications Laboratories (“Genesys”) and Newbridge Networks Corporation (“Newbridge”), the stock-for-stock acquisition of Kymata made during the second half of 2001, the stock-for-stock acquisition of Astral Point and Telera made during 2002 and the stock-for-stock acquisition of TiMetra made during 2003 have been accounted for using the pooling of interests accounting method under French GAAP.
     Under IFRS, these business combinations have not been restated to conform with IFRS 3 “Business combinations” requirements, as permitted by the exemption authorized by IFRS 1 “First Time Adoption of IFRS” — § 13(a)) that Alcatel elected.
     Under U.S. GAAP, the DSC, Genesys, Newbridge , Kymata, Astral Point and Telera acquisitions have been recorded under the purchase accounting method. TiMetra being a development stage-company when acquired, the difference between the fair value of net assets acquired and the purchase price was accounted for in operating expenses.
     The purchase prices were mainly allocated to acquired technology, in-process research and development, fair value of investments, deferred compensation and deferred tax liabilities resulting in goodwill of:

	Date of
	acquisition	Currency	Goodwill
	(in millions)
DSC	1998	USD	2,613
Genesys	2000	USD	1,471
Newbridge	2000	CAD	6,968
Kymata	2001	GBP	57
Astral Point	2002	USD	138
Telera	2002	USD	47
TiMetra	2003	USD	114	(a)

(a)	As TiMetra does not meet the definition of a business under U.S. GAAP, goodwill was written off. TiMetra does meet the definition of a business under IFRS as given in Appendix A of IFRS 3.
     As part of the changeover to IFRS on and after January 1, 2005, the French “pooling of interest” method of accounting for business combinations occurring in 2004 has been abandoned on and after January 1, 2004 by the Group (see note 1-c).
Intangible assets and SFAS 144
     In connection with the acquisitions described above, the Group allocated part of the purchase prices to acquired technologies. The amounts recorded at the acquisition dates were: USD 256 million for DSC, USD 59 million for Genesys, CAD 694 million for Newbridge, GBP 10 million for Kymata, USD 8 million for Astral Point, USD 27 million for Telera and USD 40 million for TiMetra. Those intangible assets are amortized over their estimated useful life (three-seven years) and are tested for impairment in compliance with Statement of Financial Accounting Standards (“SFAS”) No.144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”).

Allocation of the purchase price to in-process research and development projects related to business combinations accounted for using the French “pooling of interests” method and not restated in the IFRS opening balance sheet.
     DSC
     In connection with the acquisition of DSC, the Group allocated USD 1,096 million of the purchase price to in-process research and development projects. At the acquisition date, DSC was conducting design, development, engineering and testing activities associated with the completion of hundreds of projects aimed at developing next-generation technologies that were expected to address emerging market demands for the telecommunication equipment market. The allocation of USD 1,096 million of the purchase price to these in-process research and development projects represented their estimated fair values. More specifically, the development, engineering and testing activities associated with the following technologies were allocated as portions of the purchase price: Access (USD 600 million), Switching (USD 400 million), and Transmission (USD 100 million).
     The estimated costs to be incurred to complete the purchased in-process technology into commercially viable products were approximately USD 195 million in the aggregate over two years — USD 100 million for switching, USD 72 million for access, and USD 23 million for transmission.
     At the acquisition date, it was estimated that total revenues from the acquired in-process technology would peak in the years 2002 to 2005 and steadily decline thereafter as other new products and technologies were expected to be introduced by Alcatel.
     The estimated costs of goods sold and operating expenses as a percentage of revenues were expected to be lower than those of DSC on a stand-alone basis primarily due to production efficiencies expected to be achieved through economies of scale of the combined operations. As a result of these savings, the combined company was expected to benefit from higher profit margins in future periods.
     A discount rate of 20% was used for determining the value of the in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances that were unknown at this time.
     Newbridge
     In connection with the acquisition of Newbridge, the Group allocated USD 750 million of the purchase price to in-process research and development projects.
     At the acquisition date, Newbridge was conducting design, development, engineering and testing activities associated with the completion of numerous projects aimed at developing next-generation technologies that were expected to address emerging market demands for the telecommunication equipment market. The allocation of USD 750 million of the purchase price to these in-process research and development projects represented their estimated fair value. More specifically, the development, engineering and testing activities associated with the following technologies were allocated portions of the purchase price: Switching and Routing (USD 505 million) and Access (USD 245 million).
     Approximately USD 135 million had been spent on the research and development projects as of the valuation date. Costs to complete the projects were estimated at approximately USD 100 million over the 12 to 18 months following the acquisition. Management estimated that the aforementioned projects were in various stages of development, ranging from 50% to 80% complete based on development costs.
     At the acquisition date, it was estimated that total revenues from the acquired in-process technology would peak in the years 2004 to 2005 and steadily decline thereafter as other new products and technologies were expected to be introduced by Alcatel.
     The estimated costs of goods sold as well as operating expenses as a percentage of revenues for Newbridge were expected to be materially consistent with historical levels, primarily due to extremely competitive nature of the industry and the need to continue to spend heavily on research and development.
     A discount rate of 20% was used for determining the value of the in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances that were unknown at this time.
     Genesys
     At the acquisition date, Genesys was conducting design, development, engineering and testing activities associated with the completion of several projects related to Genesys release 6. The allocation of USD 100 million of the purchase price to the in-process research and development projects represented their estimated fair values.
     Approximately USD 22 million had been spent on research and development projects as of the valuation date. Costs to complete the projects were estimated at approximately USD 25 million over the ten months following the acquisition. Management estimated that the aforementioned projects were in various stages of development and were approximately 50% complete, in the aggregate, based on development costs.
     The estimated costs of goods sold, as well as operating expenses as a percentage of revenues, for Genesys were expected to be materially consistent with historical levels primarily due to the extremely competitive nature of the industry and the need to continue to spend heavily on research and development.
     A discount rate of 18% was used for determining the value of in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances that were unknown at this time.
     TiMetra
     At the acquisition date, TiMetra was developing routers to handle data traffic at what is known as the network edge, the part of the data network that links offices, homes and other buildings to the long distance “core” network. In June 2003, TiMetra introduced its first product, for next generation carrier networks, designed to fit multiple applications. The allocation of USD 6 million of the purchase price to the in-process research and development projects represented their estimated fair values using the methodology described above.
     Approximately USD 42 million had been spent on research and development projects as of the valuation date. Costs to complete the projects were estimated at approximately USD 9 million over 24 months following the acquisition. Management estimated that the aforementioned projects were in various stages of development and were approximately 80% complete, in the aggregate, based on development costs.
     Estimated total revenues from the acquired in-process technology were expected to peak in 2006 and 2007 and steadily decline thereafter as other new products and technologies were expected to be introduced by Alcatel.
     The estimated costs of good sold as well as operating expenses as a percentage of revenues for TiMetra were expected to be materially consistent with historical levels, primarily due to the extremely competitive nature of the industry and the need to continue to spend heavily on research and development.
     A discount rate of 35% was used for determining the value of the in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances that were unknown at that time.
     Allocation of the purchase price to in-process research and development projects related to business combinations accounted for using the purchase method
     As part of the changeover to IFRS on and after January 1, 2005, the Group stopped using the French “pooling of interest” method of accounting for business combinations beginning January 1, 2004. All business combinations from January 1, 2004 onwards are accounted for using the purchase method.
     Development expenditures that relate to an in-process research or development project (“IPR&D”) acquired in a business combination are recognized as intangible assets separate from goodwill under IFRS and U.S. GAAP.
     Under U.S. GAAP (FASB Interpretation No 4), at the date the business combination is consummated, all costs identified with research and development activities are charged to expense unless the assets have alternative future uses. Therefore IPR&D projects identified in a business combination and accounted for as intangible assets apart from goodwill are written off once the business combination is consummated.
On the other hand, under IFRS, expenditures related to IPR&D projects are accounted for as an intangible asset in a business combination and are not depreciated until the completion or abandonment of the associated research and development efforts, at which point the useful life of this asset will be determined and the amortization will begin or the impairment booked.
     The main IPR&D projects concerned are related to the following business combinations : Spatial Wireless in 2004 and Native Networks in 2005.

     Spatial
     At the acquisition time, Spatial Wireless was developing a UMTS project qualified as in-process research and development project. This UMTS project represents a major engineering effort to integrate UMTS (Universal Mobile Telecommunications System) and support for Wi-Fi handset access into the Alcatel’s wireless Softswitch technology. The allocation of the purchase price to the in-process research and development projects was estimated at USD 10 million at the end of 2004 and at USD 14.5 million in 2005.
     Approximately USD 4 million had been spent since June 2003 on this in-process research and development project as of the acquisition date. Management estimated that the aforementioned project was approximately 80% complete, therefore, costs to complete the project were estimated at approximately USD 1 million over 5 months following the acquisition.
     Estimated total revenues from the acquired in-process technology were expected to peak in 2006 to 2010 and steadily decline thereafter as other new products and technologies were expected to be introduced by Alcatel.
     The estimated costs of good sold as well as operating expenses as a percentage of revenues for Spatial were expected to be materially consistent with historical levels, primarily due to the extremely competitive nature of the industry and the need to continue to spend heavily on research and development.
     A discount rate of 30% was used for determining the value of the in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to inherent uncertainties surrounding the successful development of the purchased in-process technology, the lifetime of such technology, the profitability levels of such technology, and the likelihood of technological evolutions unknown at that time.
(b) Amortization and impairment of acquisition goodwill
     Under French GAAP, goodwill was generally amortized over its estimated life, not to exceed 20 years.
     As business combinations consummated before January 1, 2004 were not restated in the opening IFRS balance sheet, accumulated amortization of goodwill as of December 31, 2004 accounted for in accordance with French GAAP was maintained in Alcatel’s 2004 financial information presented in IFRS.
     Beginning January 1, 2004 goodwill (including goodwill on equity method investments) is no longer amortized under IFRS but annually tested for impairment as prescribed by IFRS 3.
     Beginning January 1, 2002, for the purpose of preparing the U.S. GAAP reconciliation, Alcatel adopted SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”). Goodwill is no longer amortized but rather tested for impairment at the adoption date and on an annual basis or whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is performed at the reporting unit level (one level below the operating segment). In the first step, the fair value of the reporting unit is compared to its carrying value, including goodwill. If the fair value of the reporting unit is less than its carrying value, a second step is performed which compares the implied value of the reporting unit’s goodwill to the carrying value of its goodwill. The implied value of the goodwill is determined based upon the difference between the fair value of the reporting unit and the net of the fair value of the identifiable assets and liabilities of the reporting unit. If the implied value of the goodwill is less than its carrying value, the difference is recorded as an impairment. During 2002, material impairment losses were accounted for in accordance with SFAS 142 requirements in our consolidated financial statements under U.S. GAAP. These impairments losses were related to some of the business combinations accounted for using French “pooling of interests” method described in note 22(a) above.
     Under IFRS, goodwill is allocated to “cash generating units” (defined as the smallest group of identifiable assets that generates cash inflows from continuing use largely independent of the cash inflows from other assets) or groups of “cash generating units”, which represent the lowest level within the entity at which the goodwill is monitored for internal management purposes. In Alcatel this level is similar to the reporting unit level as defined by SFAS 142. If the recoverable amount of the group of cash generating units (including goodwill) is lower than its carrying amount, an impairment loss shall be accounted for to reduce the carrying amount of the assets of the group of units to the recoverable amount, first in reducing the carrying amount of goodwill and then in reducing the carrying amounts of other assets in the cash generating unit.
     The impairment losses accounted for under U.S. GAAP mainly in 2002 were not accounted for under IFRS, these impairment losses being related to business combinations in which no goodwill had been recorded under IFRS as indicated in note 22 (a).

     Additionally, goodwill on equity method investments is no longer amortized. However, it is still to be tested for impairment in accordance with Accounting Principles Board Opinion (“APB”) No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”) .
     Amortization charges of goodwill for fiscal year 2002 and 2003 accounted for in Alcatel’s 2004 financial information presented in IFRS are therefore restated in our U.S. GAAP consolidated financial statements and specific U.S. GAAP impairment losses have been accounted for related to business combinations recorded under French “pooling of interest methods” that were not restated under IFRS.
(c) Capitalization of development costs related to Research and Development efforts
     Under IAS 38 “Intangible assets” expenses related to the development phase of a research and development project must be capitalized if certain criteria are met :
•	technical feasibility of completing the project so that it will be available for use or sale,

•	intention to complete the project,

•	ability to use or sell the intangible asset arising from the project,

•	capacity to generate probable future economic benefits,

•	availability of adequate resources to complete the development, and

•	ability to measure the expenditures attributable to the project.
Under U.S. GAAP, software development costs would be similarly capitalized in accordance with SFAS No. 86 “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”. However, in accordance with SFAS No 2 “Accounting for Research and Development Costs” non-software development costs shall be charged to expense when incurred.
(d) Liability recognition for certain employee termination benefits and other costs associated to restructuring plans such as anticipated termination of leases
     The main difference between IFRS and U.S. GAAP relates to the accounting method for onerous contracts. Under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” (“IAS 37”) an onerous contract is a contract in which the unavoidable costs of meeting its obligations exceed the economic benefits expected. When contracts are onerous, the present obligation under the contract should be recognized as a provision. In the specific case of onerous operating leases a provision could be recognized before we cease to use the asset concerned. Sub-lease rentals are accounted for only if we enter in such sub-leases. Under U.S. GAAP, a liability for a cost to terminate a contract before the end of its term shall be recognized at fair value when the entity ceases to use the right conveyed by the contract (“the cease-use date”) in accordance with SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”. If the contract is an operating lease, the fair value of the liability at the cease-use date shall be determined based on the remaining lease rentals, reduced by estimated sublease rentals that could be reasonably obtained, even if the entity does not intend to enter into a sublease.
     Another difference is related to voluntary termination benefits. Under IAS 19 “Employee benefits” (“IAS 19”), benefits are recognized when the entity is demonstrably committed to providing those benefits. This definition differs from the requirements of SFAS N° 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, the liability is recognized when incurred (when the employee accepts the entity’s offer of voluntary termination of employment).
(e) Other comprehensive income
     SFAS No. 130 “Reporting Comprehensive Income” (“SFAS 130”) requires retroactive reporting of comprehensive income and its components, displayed as prominently as other financial statements. Comprehensive income may be defined for U.S. GAAP purposes as the change in equity of a business enterprise from transactions and other events and circumstances from non-owner sources. IAS 1 “Presentation of Financial Statements” (“IAS 1”) does not require the same disclosures as SFAS 130. For instance IAS 1 does not require display or disclosure of the accumulated balances for individual items reported directly in equity.
(f) Pension and post-retirement benefits other than pension plans
     Under U.S. GAAP, when the unfunded accumulated benefit obligation (being the actuarial present value of benefits attributed by the pension benefit formula to employee service rendered prior to that date and based on current and past compensation levels) exceeds the fair value of plan assets, an additional minimum liability must be recognized in accordance with SFAS No. 87 “Employers’ Accounting for Pensions”. If this liability exceeds the unrecognized prior service cost, the excess is recorded as a reduction of shareholders’ equity. Under IFRS (IAS 19), there is no such requirement.

     To comply with U.S. GAAP, the Group applies the SFAS No. 106 “Employers’ Accounting for Post-retirement Benefits other than Pensions”. These post-retirement benefits, primarily life insurance and health care, cover most of Alcatel’s U.S. Group employees.
     Starting January 1, 2004, Alcatel has complied with IAS 19 (Employee Benefits). The actuarial gains and losses linked to experience adjustments and to the effects of changes in actuarial assumptions that were recorded at January 1, 2004, have been recorded in shareholders’ equity (see note 1(k)). Under U.S. GAAP those actuarial gains and losses will be recognized over the expected average remaining working lives of the employees.
(g) Accounting for stock options plans
     Accounting for stock option plans under IFRS, in accordance with IFRS 2 — “Share Based Payment” (“IFRS 2”), leads to recognition of a compensation expense. Equity-settled share based payments such as stock options plans are measured at fair value. Fair value is determined at the date of grant using an appropriate evaluation model (see note 1(w) and note 5). Only options granted after November 7, 2002 and not fully vested at January 1, 2005 are accounted for using IFRS principles. Other stock options do not lead to recognition of a compensation expense as Alcatel did not elect to adopt IFRS 2 retrospectively.
     Under U.S. GAAP, Alcatel accounts for all stock options plans under the recognition and measurement principles of APB opinion No. 25, “Accounting For Stock Issued To Employees” (“APB 25”), and related interpretations. Stock-based employee compensation cost is reflected in net income based on the intrinsic value of the stock options granted.
     The effect on net income and earnings per share, if Alcatel had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), is presented in note 25(2).
(h) Leases and sale-leaseback transactions
     SFAS 13 “Accounting for leases” (“SFAS 13”) requires that in a sale-leaseback transaction with a lease classified as an operating lease, any profit or loss on the sale shall be deferred and amortized in proportion to the rental payments over the period of time that the asset is expected to be used. Under IAS 17 “Leases”, the profit corresponding to the disposal of the asset is not deferred if the transaction was made with a selling price and rental payments that correspond to the market conditions at the time of the transaction.
     IAS 17 “Leases” and SFAS 13 prescribe similar lease accounting approaches based on whether a lease transfers substantially all of the risks and rewards related to ownership of the leased asset. However, SFAS 13 provides the quantitative thresholds to determine if a lease is an operating lease or a capital lease whereas IAS 17 requires subjective determinations to be made. In certain rare circumstances, a lease could be treated as an operating lease under U.S. GAAP and as a finance lease under IAS 17 and vice versa.
(i) Compound financial instruments
     If a financial instrument contains both a liability and an equity component, such components shall be classified separately as financial liabilities or equity instruments under IAS 32 “Financial Instruments : Disclosure and Presentation” .
     This is the case with the bonds issued by the Group in 2003 (Oceane — Obligation Convertible ou Echangeable en Actions Nouvelles ou Existantes, bonds convertible into or exchangeable for new or existing shares) and 2002 (Orane — Obligation Remboursable en Actions Nouvelles ou Existantes, bonds mandatorily redeemable for new or existing shares) (see note 1(m)). There is no debt component booked for the ORANE bonds since all interest was pre-paid at the issuance date.
     These requirements differ from those of U.S. GAAP . The Orane (bonds mandatorily redeemeable for shares) are presented on a specific balance sheet line item in the U.S. GAAP classified balance sheet (see note24(4)) and the Oceane (bonds convertible into or exchangeable for new or existing shares) are accounted for as financial debt and presented as long term financial debt in the U.S. GAAP classified balance sheet (see note 24(4)).
(j) Reversal of inventory write-down
     Under IAS 2 “Inventories” , inventories are written-down if the cost becomes higher than net realizable value. An assessment of the net realizable value is made at each reporting period. When there is clear evidence of an increase of the net realizable value because of changes economic circumstances, the amount of the write-down is reversed even if the inventories remain unsold.
     Under U.S. GAAP, ARB N° 43 “Restatement and Revision of Accounting Research Bulletins” states that following a write-down “such reduced amount is to be considered the cost for subsequent accounting purposes” and it is therefore not permitted to reverse a former write-down before the inventory is either sold or written off.

(k) Presentation of consolidated financial statements
     The classification of certain items in, and the format of, Alcatel’s consolidated financial statements vary to some extent from U.S. GAAP.
     The most significant reporting and presentation practices followed by Alcatel that differ from U.S. GAAP are described in the following paragraphs:
     In its balance sheet, Alcatel reports the costs incurred plus recognized profits less the sum of recognized losses and progress billings for all construction contracts in progress either in the specific balance sheet line item “amount due from customers” or in the specific line item “amounts due to customers” depending if the amounts determined contract by contract are positive or negative as required by IAS 11 “Construction Contracts” (“IAS 11”). These specific balance sheet line items do not exist under U.S. GAAP and the corresponding amounts are presented in inventories, trade receivables and related accounts, or other provisions depending upon their nature.
     Deferred taxes are presented in non current assets and liabilities under IFRS and as current or non current under U.S. GAAP based on the classification for financial reporting of the related non tax asset or liability.
     Under IFRS (IAS 1), the income statement is presented using a classification based on the function of expenses. Nevertheless, when an item of income and expense is material, the nature and amount shall be disclosed separately. Expenses presented on specific line items of the income statement due to their materiality are restructuring costs, impairment of intangible assets and share-based payment. Components of income (loss) from operating activities under IFRS are similar to the components of income (loss) from operations of our U.S. GAAP income statement (see note 24) but the presentation of income statement line items could differ between the two standards.
     In its statement of cash flows under IFRS, Alcatel presents the items “net cash provided (used) by operating activities before changes in working capital” and “net cash flows after investment”. These items would not be shown under a U.S. GAAP statement of cash flows presentation.
(l) Discontinued operations
     In April 2004, Alcatel and TCL Communication Technology Holdings Limited announced the execution of a memorandum of understanding to form a joint venture mobile handset company. The joint venture company, which is an investment in an associate in accordance with IAS 28, officially started operations on August 31, 2004 and is 55% owned by TCL and 45% owned by Alcatel and accounted for under the equity method. The mobile phone business of Alcatel is no longer considered to be under Alcatel’s control as of December 31, 2003 and therefore the results and financial position of this business have been accounted for in discontinued operations under IFRS in accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” (“IFRS 5”). This transaction would not be considered as a discontinued activity under U.S. GAAP due to our 45% interest in TCL & Alcatel Mobile Phone Ltd at year end.Under U.S. GAAP due to continuing involvement (this concept not being present in the definition of discontinued operations in IFRS 5), the mobile phone business results from January 1, 2004 to August 30, 2004 have been presented as continued activities in our consolidated financial statements and not accounted for in the specific income (loss) from discontinued operation line item.
     In May 2004, Alcatel announced that it had entered into a binding agreement with Draka to combine their respective global optical fiber and communication cable businesses. This transaction was completed on July 1, 2004. Draka owns 50.1% and Alcatel 49.9% of the new company Draka Comteq BV. The optical fiber business of Alcatel is no longer considered to be under Alcatel’s control as of December 31, 2003 and therefore the results and financial position of this business have been accounted for in discontinued operations under IFRS. This transaction would not be considered as a discontinued activity under U.S. GAAP due to our 49.9% interest in Draka Comteq BV at year end. Under U.S. GAAP, the optical fiber business results from January 1, 2004 to June 30, 2004 have been presented as continued activities in our consolidated financial statements and not accounted for in the specific income (loss) from discontinued operation line item.
(m) Cumulative translation adjustment
Due to the election made to reset the cumulative translation adjustment as of January 1, 2004 to zero, as permitted by IFRS 1 (see comments given in note 1(d)), Alcatel created a permanent reconciling item for U.S. GAAP purposes.

Note 23
Reconciliation to U.S. GAAP
     The following is a summary of the estimated adjustments to the unaudited condensed interim consolidated income statements for the six months ended June 30, 2005 and June 30, 2004 and shareholders’ equity at June 30, 2005 and December 31, 2004, which would be required if U.S. GAAP had been applied instead of IFRS.
(1) Net income

				Six months ended June 30,
	Note			2005 (a)	2005	2004
				(in millions)
Net income (loss) as reported in the condensed unaudited interim consolidated income statements				$387	€320	€374
Business combinations and amortization of goodwill	22	(a)	(b)	(27)	(23)	(16)
Capitalization of development costs		22	(c)	8	6	(53)
Restructuring plans		22	(d)	(42)	(35)	(3)
Sale and lease back transactions		22	(h)	(8)	(6)	7
Compound financial instruments		22	(i)	(19)	(16)	(16)
Discontinued operations		22	(l)	—	—	(26)
Accounting for stock options plans		22	(g)	46	38	23
Pension and post-retirement benefits		22	(f)	(32)	(26)	(8)
Other adjustments				(14)	(11)	(22)
Tax effect of the above adjustments				(64)	(53)	17

Net income (loss) according to U.S. GAAP				235	194	277

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of € 1= $1.2098 on June 30, 2005.
(2) Shareholders’ equity

						Year ended
				Six months ended June 30,		December 31,
	Note			2005 (a)	2005	2004
				(in millions)
Shareholders’ equity as reported in the unaudited interim consolidated balance sheets				$6,586	€5,444	€4,941
Business combinations and amortization of goodwill	22	(a)	(b)	3,999	3,306	3,107
Capitalization of development costs		22	(c)	(285)	(236)	(239)
Restructuring plans		22	(d)	85	70	101
Sale and lease back transactions		22	(h)	(241)	(199)	(193)
Compound financial instruments		22	(i)	(907)	(750)	(734)
Pension and post-retirement benefits		22	(f)	(365)	(301)	(294)
Other adjustments				130	107	129
Tax effect of the above adjustments				(4)	(3)	46

Shareholders’ equity according to U.S. GAAP				8,998	€7 438	€6,864

(a)	Translation of amounts from euros (“€”) into U.S. Dollars (“$”) has been made merely for the convenience of the reader at the Noon Buying Rate of € 1= $1.2098 on June 30, 2005.

Note 24
Summarized U.S. GAAP Consolidated Financial Statements
(1) Summarized U.S. GAAP Consolidated Income Statements

	Six months ended June 30,
	2005(a)	2005	2004
	(in millions)
Net sales	$6,967	€5,759	€5,837
Cost of sales	(4,475)	(3,698)	(3,722)
Administrative and selling expenses	(1,254)	(1,037)	(1,059)
Research and development expenses	(851)	(704)	(846)
Purchased in-process R&D	(11)	(10)	(1)
Restructuring costs	(113)	(93)	(137)
Amortization and impairment of goodwill and other operating expenses	—	—	—

Income (loss) from operations	263	217	72

Interest expense on notes mandatorily redeemable for shares	(27)	(22)	(22)
Other interest expense	(123)	(102)	(95)
Interest income and other financial income, net	113	94	39
Other income (expense), net	—	—	2
Gain on sale of stock in subsidiaries	38	31	240

Income (loss) from continuing operations before taxes	264	218	236

Share in net income of equity affiliates	(32)	(26)	(8)
Provision for income tax	28	23	66
Minority interests	(25)	(21)	(17)

Net income (loss) from continuing operations	235	194	277

Income (loss) from discontinued operations	—	—	—

Net income (loss)	235	194	277

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $ 1.2098 on June 30, 2005.
(2) Earnings per share under U.S. GAAP:
     Earnings per share presented below are calculated in accordance with SFAS 128. The number of shares to be issued upon conversion of notes mandatorily redeemable for new or existing shares (ORANE) is excluded of the calculation of basic earnings per share.

	Six months ended June 30,
	2005(a)	2005	2004
Ordinary shares
Basic earnings per share:
Net income (loss) before cumulative effect of adoption of new standards	$0.19	€0.16	€0.23
Net income (loss)	$0.19	€0.16	€0.23
Diluted earnings per share:
Net income (loss) before cumulative effect of adoption of new accounting standards	$0.18	€0.15	€0.21
Net income (loss)	$0.18	€0.15	€0.21

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $ 1.2098 on June 30, 2005.

     The following tables present a reconciliation of the basic earnings per share and diluted earnings per share for each year disclosed.

	Ordinary shares
	Net income	Number of	Per share
Six months ended June 30, 2005	(loss)	shares	amount
	(in millions of euros)
Basic earnings per share	194	1,246,305,764	€0.16
Stock option plans	—	9,393,832	—
Notes mandatorily redeemable for shares (ORANE)	14	120,779,209	—

Diluted earnings per share	208	1,376,478,805	€0.15

     The number of stock options not exercised as of June 30, 2005 amounted to 154,549,981 shares. Only 9,393,832 share equivalents have been taken into account for the calculation of the diluted earnings per share, as the remaining share equivalents had an anti-dilutive effect.
     Furthermore, 63,192,027 new or existing Alcatel ordinary shares, which are issuable in respect of Alcatel’s convertible bonds (OCEANE) issued on June 12, 2003, have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.

	Ordinary shares
	Net income	Number of	Per share
Six months ended June 30, 2004	(loss)	shares	Amount
	(in millions of euros)
Basic earnings per share	277	1,223,424,394	€0.23
Stock option plans	—	15,370,191	—
Notes mandatorily redeemable for shares (ORANE)	14	120,783,450	—

Diluted earnings per share	291	1,359,578,035	€0.21

     The number of stock options not exercised as of June 30, 2004 amounted to 130,633,687 shares. Only 15,370,191 share equivalents have been taken into account for the calculation of the diluted earnings per share, as the remaining share equivalents had an anti-dilutive effect..
     Furthermore, 63,192,027 new or existing Alcatel ordinary shares, which are issuable in respect of Alcatel’s convertible bonds (OCEANE) issued on June 12, 2003, have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.
(3) Statement of comprehensive income
     Under U.S. GAAP, the following information would be set forth in the consolidated financial statements for the six months ended June 30, 2005 and 2004 as either a separate statement or as a component of the consolidated statement of changes in shareholders’ equity and minority interests.

	Six months ended June 30,
	2005(a)	2005	2004
	(in millions)
Net income (loss) under U.S. GAAP	$235	€194	€277
Other comprehensive income:
— Foreign currency translation adjustments	557	460	89
— Unrealized gains (losses) on securities	(99)	(82)	8
— Cash flow hedge	(35)	(29)	—
— Minimum pension liability adjustments	(2)	(2)	12
— Tax effect on the above adjustments	—	—	(6)

Comprehensive income (loss) according to U.S. GAAP	$656	€541	€380

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $ 1.2098 on June 30, 2005.
     If Alcatel were to present consolidated financial statements in accordance with U.S. GAAP, the accumulated balances for minimum pension liability adjustments, foreign currency translation adjustments and unrealized gains (losses) on available-for-sale securities would be disclosed either on the face of the consolidated balance sheets, in the statements of changes in shareholders’ equity and minority interests, or in the notes to the financial statements. The following table presents the accumulated balances, net of tax, of each of these classifications.

	Minimum	Foreign	Unrealized
	pension	currency	gains
	liability	translation	(losses) on	Cash flow
	adjustments	adjustments	securities	Hedge
	(in millions of euros)
June 30, 2005
Balance at January 1, 2005	(363)	(1,116)	82	—
Six months period change	(2)	460	(82)	(29)

Balance at June 30, 2005	(365)	(656)	—	(29)

June 30, 2004
Balance at January 1, 2004	(244)	(854)	43	—
Six months period change	8	89	6	—
Balance at June 30, 2004	(236)	(765)	49	—
(4) Classified balance sheet as of June 30, 2005 and December 31, 2004:

	June 30,	December 31,
	2005	2004
ASSETS
Cash and cash equivalents	4,309	4611
Marketable securities, net	316	552
Other debtors	1,651	1,894
Trade receivables and related accounts	3,578	3,494
Inventories, net	1,875	1,502
Assets held for sale	59	118

TOTAL CURRENT ASSETS	11,788	12,171

Other investments & other non current assets, net	2,286	2,396
Share in net assets of equity affiliates	680	708

Investments and other non-current assets	2,966	3,104

Property, plant and equipment, at cost	4,558	4,910
Less: accumulated depreciation	(3,456)	(3,692)

Property, plant and equipment, net	1,102	1,218

Acquisition goodwill, net	7,168	6,829
Other intangible assets, net	655	566

Intangible assets, net	7,823	7,395

TOTAL NON-CURRENT ASSETS	11,891	11,717

TOTAL ASSETS	23,679	23,888

LIABILITIES AND SHAREHOLDERS’ EQUITY
Other current liabilities	2,080	2,553
Trade payables and related accounts	3,407	3,356
Accrued contract costs & other accrued liabilities	1,520	1,573
Customers deposits and advances	1,091	1,164
Short-term financial debt	1,116	1,053
Liabilities related to discontinued activities or to a disposal group held for sale	—	100
TOTAL CURRENT LIABILITIES	9,214	9,799

Other long-term liabilities	505	381
Other long-term financial debt	383	388
Bonds and notes issued, long-term	3,021	3,240

Long-term financial debt	3,404	3,628

Other reserves	454	639
Accrued pensions and retirement obligations	1,585	1,557

Total reserves	2,039	2,196

TOTAL NON-CURRENT LIABILITIES	5,948	6,205

Notes mandatorily redeemable for shares	645	645

MINORITY INTERESTS	435	375

Capital stock	2,613	2,611
Additional paid-in capital	21,192	21,214
Retained earnings, fair value and other reserves	(14,048)	(14,159)
Cumulative translation adjustments	(656)	(1,116)
Less treasury stock, at cost	(1,664)	(1,686)

SHAREHOLDERS’ EQUITY	7,437	6,864

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	23,679	23,888

(5) Statement of changes in shareholders’ equity

		Additional		Minimun	Unrealized	Cash	Cumulative	Treasury	Net
	Capital	paid-in	Retained	liability	holding	flow	translation	Stock at	income	Shareholders
	stock	capital	earnings	adjustment	gains/(losses	hedge	adjustment	cost	(loss)	equity
									(in millions of euros)
Balance at December 31, 2004 after appropriation	2,611	21,214	(13,878)	(363)	82	—	(1,116)	(1,686)	—	6,864

Capital increase	2	7								9
Net change in treasury stock Ordinary shares owned by consolidated subsidiaries		(29)						22		(7)
Net changes in cash flow hedge						(29)				(29)
Net changes in unrealized holding gains/(losses)					(82)					(82)
Minimum liability adjustment				(2)						(2)
Translation adjustment							460			460
Other changes			30							30
Net income (loss)	—	—	—	—	—	—	—	—	194	194

Balance at June 30, 2005 before appropriation	2,613	21,192	(13,848)	(365)	—	(29)	(656)	(1,664)	194	7,437

Note 25
Specific U.S. GAAP disclosures
(1) Impairment of goodwill (SFAS 142)
     The changes during the first six months of 2005 in the carrying value of goodwill per segment are presented in the table below:

	Fixed	Mobile	Private
	Communication	Communication	Communication	Other	Total
	(in millions of euros)
Balance as of December 31, 2004	4,466	505	1,842	16	6,829
Goodwill acquired during year	29	—	—	—	29
Goodwill adjusted during allocation period	—	(2)	(5)	—	(7)
Currency translation adjustment and others	238	16	52	1	317

Balance as of June 30, 2005	4,733	529	1,889	17	7,168

Amortization of identifiable intangible assets acquired
Entities acquired during the first six months of 2005

	Gross
	carrying	Accumulated
	amount	amortization
	(in millions of euros)
Amortized intangible assets	16	(6)
- Acquired technology and in process research and development	11	(6)
- Other	5	—

Unamortized intangible assets	—	—
Alcatel Group

	Gross
	carrying	Accumulated
	amount	amortization
	(in millions of euros)
Amortized intangible assets	1,375	(719)
- Acquired technology and research	207	(101)
- Other (a)	1,168	(618)

Unamortized intangible assets	—	—

(a)	Mainly software development costs and also including € 44 million of intangible assets related to the application of SFAS 87.

     The amortization expense for the first six months of 2005 was € 116 million. Amortization expense of intangible assets is expected to be € 114 million in the second half of 2005, € 217 million in 2006, € 178 million in 2007, € 70 million in 2008, € 22 million in 2009, € 7 million in 2010 and € 4 million in 2011.
(2) Stock-based compensation (SFAS 123 and SFAS 148)
     From 1996 to June 30, 2005, Alcatel adopted stock option incentive plans.
     The following information is disclosed according to the Statement of Financial Accounting Standard No. 123 Accounting for Stock-Based Compensation (“SFAS 123”) and relates to the plans adopted in 1996 through June 30, 2005:
     Since 2004, the fair value of options at grant date has been determined using a binomial method (Cox-Ross-Rubinstein model). This model takes into account the vesting period and the exercises by grantees. The fair values at grant date of options granted during the years 2003, 2002 and 1999 have been estimated using the Black Scholes model and a stochastic model for the 2000 and 2001 plans, each with the following characteristics:

	Six
	months	Full year
	ended
	June 30,
	2005	2004	2003	2002	2001	2000	1999
Interest rate	3.50%	3.91%	3.62%	3.80%	5%	5%	6	%(a)
Expected life	1-9 years	3-8 years	3-8 years	3-8 years	3-9 years	5-10 years	5 years
Expected volatility	40%	40%	60%	60%	46%	(b )	39%
Expected dividends	0%	0%	1%	1%	1%	1%	1%

(a)	USD rates, concern mainly U.S. plans

(b)	64% for ordinary shares, 51% for ADSs.
     The models used to calculate option values were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Group’s stock option awards. These models are very sensitive as to the stock price volatility assumptions. Accordingly, management believes that these valuation models do not necessarily provide a reliable single measure of the fair value of the Group’s stock option awards.
     The Group continues to apply accounting method prescribed by APB Opinion No. 25 Accounting for Stock Issued to Employees.
     The following table discloses the pro forma net income and earnings per share, as if the fair value based accounting method had been used to account for share-based compensation cost:

	June 30, 2005	June 30, 2004
	(in millions of euros except
	per share data)
Net income (loss) as reported	194	277
Stock-based employee compensation expense included in reported net income, net of tax	—	1
Stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(88)	(184)

Proforma net income (loss)	106	94

Basic earnings per share as reported	0.16	0.23
Basic earnings per share proforma	0.09	0.08
Diluted earnings per share as reported	0.15	0.21
Diluted earnings per share proforma	0.08	0.08
     (3) Restructuring (SFAS 146)
     Under IFRS, as disclosed in note 1(l) of the unaudited interim consolidated financial statements, the Group records restructuring reserves when the restructuring programs have been finalized and approved by the Group’s management and have been announced before the balance sheet date, resulting in an obligating event of the Group to third parties. Differences between accounting principles followed by Alcatel (i.e. IFRS) and U.S. GAAP concerning restructuring are disclosed in note 22 (d) of this document.

     The impact of this U.S. GAAP adjustment for the periods ended June 30, 2005, December 31, 2004 and 2003 respectively is as follows:

				Cumulative
		Current		translation
2005	December	year		adjustments	June 30,
	31, 2004	expense	Utilization	and others	2005
	(in millions of euros)
IFRS reserve	684	61	(235)	(4)	506
Cost to relocate employees to another site	(9)	9	—	—	—
Moving costs	(6)	(2)	—	—	(8)
Other direct costs	(33)	(2)	—	(3)	(38)
Termination costs in excess of legal obligation	(54)	29	—	1	(24)
Total U.S. GAAP adjustment	(102)	34	—	(2)	(70)

U.S. GAAP restructuring reserve	582	95	(235)	(6)	436

Of which related to plan initiated after December 31, 2002 (see detail in SFAS 146 disclosure)	379	105	(155)	—	329

     The current year expense recorded in the first six months of 2005 includes the following major actions:

2005
(in millions of euros)
— Termination costs in Alcatel-CIT (France)	34
— Reorganization and termination costs for Alcatel Space	12
— Termination costs in Germany and closure of Stuttgart optics factory	18
— Reorganization, outsourcing and termination costs in USA	11
— Other plans in the world	20

Total	95

     The reserve at the end of June 2005 is analyzed below:

2005
(in millions of euros)
Employee termination benefits	327
Other costs	109

Total	436

     The remaining € 327 million reserve for employee termination benefits at June 30, 2005 includes approximately 2,468 employees representing:

Number of
employees
— Termination costs in Alcatel-CIT (France)	603
— Downsizing of Submarine Networks Division	108
— Termination costs in Alcatel Espana S.A. (Spain)	76
— Reorganization of Space Division: Termination costs mainly in France and Belgium	436
— Termination costs in other European units (UK, Belgium, Portugal, AT Nordics)	206
— Termination costs in Germany and closure of Stuttgart optics factory	546
— Closure of Illkirch industrial activity	77
— Reorganization, outsourcing and termination costs in North American plants (U.S. and Canada)	92
— Other plans in the world	324

Total	2,468

SFAS 146 disclosure related to plans initiated after December 31, 2002:
     The evolution of the restructuring reserve under U.S. GAAP during the six months ended June 30, 2005 for the plans initiated after December 31, 2002, is as follows:

			Costs paid
	December 31,	Charged to	or settled	CTA and
	2004	expense	(utilization)	other	June 30, 2005
	(In millions of euro)
Alcatel-CIT	94	34	(64)	—	64
Alcatel Espana S.A. (Spain)	24	1	(9)	—	16
Submarine Networks Division	42	6	(19)	1	30
Space division	10	11	—	—	21
Germany	90	26	—	1	117
Illkirch	45	5	(27)	(5)	18
Other (no individual amount higher than €50 million)	74	22	(36)	3	63

Total	379	105	(155)	—	329

Of which:
Termination benefits	262	97	(139)	34	254
Contract terminations	22	1	(5)	12	30
Other associated costs	95	7	(11)	(46)	45
     The major type of costs associated with the exit or disposal activities initiated after December 31, 2002 and the information by reportable segment are the following:

			Cumulative
			amount
Plans initiated in 2005		Amount	incurred as of
	Total amount	incurred in	June 30,
	expected	2005	2005
Termination benefits	29	29	29
Contract terminations	—	—	—
Other associated costs	4	4	4

Total	33	33	33

Of which:
Fixed Communications Group	7	7	7
Mobile Communications Group	—	—	—
Private Communications Group	15	15	15
Other	11	11	11
     The major exit activities initiated during the first six months of 2005 are the following:
•	Alcatel Space (France)
     In 2005 Alcatel Space continued its restructuring program and in particular closed a site in Valence (France).

			Cumulative
			amount
		Amount	incurred as of
	Total amount	incurred in	June 30,
	expected	first half 2005	2005
Termination benefits	7	7	7
Contract terminations	—	—	—
Other associated costs	4	4	4

Total	11	11	11

Of which:
Fixed Communications Group	—	—	—
Mobile Communications Group	—	—	—
Private Communications Group	11	11	11
Other	—	—	—

				Cumulative
			Amount	amount
Plans initiated in 2004		Amount	incurred in	incurred as of
	Total amount	incurred in	first six	June 30,
	expected	2004	months 2005	2005
	(in millions of euros)
Termination benefits	82	74	1	75
Contract terminations	11	32	2	34
Other associated costs	24	5	—	5

Total	117	111	3	114

Of which:
Fixed Communications Group	31	27	1	28
Mobile Communications Group	4	4	—	4
Private Communications Group	16	14	1	15
Other	66	66	1	67
     The major exit activities initiated during 2004 are the following:
•	Alcatel España S.A. (Spain) restructuring plan
     In order to further reduce its fixed costs basis, Alcatel España S.A decided in the fourth quarter of 2004 to extend the 2003 collective plan (see below). This extension was focused on employees with high compensation costs and affects 130 employees.

				Cumulative
			Amount	amount
Plans initiated in 2004		Amount	incurred in	incurred as of
	Total amount	incurred in	first six	June 30,
	expected	2004	months of 2005	2005
	(in millions of euros)
Termination benefits	25	25	—	25
Contract terminations	—	—	—	—
Other associated costs	—	—	—	—

Total	25	25	—	25

Of which:
Fixed Communications Group	5	5	—	5
Mobile Communications Group	—	—	—	—
Private Communications Group	1	1	—	1
Other	19	19	—	19
•	Alcatel USA exit activities
     Due to a shift in the Access market, Alcatel USA engaged in a plan to discontinue the 7201 product line. The discontinuation of this activity resulted in costs related to unused fixed assets, contract manufacturing liabilities and the closure of part of the Petaluma, CA facility.

			Amount	Cumulative
			incurred in	amount
		Amount	first six	incurred as of
	Total amount	incurred in	months	June 30,
	expected	2004	of 2005	2005
	(In millions of euros)
Termination benefits
Contract terminations	11	11	—	11
Other associated costs	6	6	—	6

Total	17	17	—	17

Of which:
Fixed Communications Group	13	13	—	13
Mobile Communications Group	—	—	—	—
Private Communications Group	3	3	—	3
Other	1	1	—	1

				Amount	Cumulative
				incurred in	amount
Plans initiated in 2003		Amount	Amount	first six	incurred as of
	Total amount	incurred in	incurred in	months of	June 30,
	expected	2003	2004	2005	2005
	(In millions of euros)
Termination benefits	912	690	185	67	942
Contract terminations	60	58	(3)	(1)	54
Other associated costs	85	66	55	3	124

Total	1057	814	237	69	1120

Of which:
Fixed Communications Group	595	497	46	42	585
Mobile Communications Group	127	77	65	18	160
Private Communications Group	245	202	68	11	281
Other	90	38	58	(2)	94
     The figures in the above table do not include plans initiated in 2003 for companies that are no longer consolidated.
     The major exit activities initiated during 2003 and their impact in 2003 and 2004 are as follows:
•	Alcatel-CIT restructuring Plan
     Due to the downturn in the telecom market, and more specifically, the domestic French market, Alcatel CIT had to reduce its cost base to remain competitive. In January 2003, Alcatel CIT management signed an agreement with French unions called “accord de méthode”, corresponding to the overcapacity of more than 1,000 people.
     CIT had to reduce its resources in Fixed networks, given on the one hand, the maturity of “voice” activities and reduction of new functionalities requested by operators, and on the other hand, the reduced R&D efforts and necessary resources. Reduction in Wireline Transmission was due to decreased activities mostly related to reduced SDH business (high capacity transmission). Terrestrial Transmission was hit by the drop in sales as a consequence of the overall market downturn, impacting mostly marketing and operation resources. The research division was penalized by a sharp activity downturn, particularly in Optics.

				Amount	Cumulative
				incurred in	amount
		Amount	Amount	first six	incurred as
	Total amount	incurred in	incurred in	months of	of June 30,
	expected	2003	2004	2005	2005
	(In millions of euros)
Termination benefits	431	262	134	34	430
Contract terminations	2	1	5	—	6
Other associated costs	—	—	—	—	—

Total	433	263	139	34	436

Of which:
Fixed Communications Group	243	168	44	12	224
Mobile Communications Group	117	60	64	18	142
Private Communications Group	47	30	15	4	49
Other	26	5	16	—	21
•	Alcatel España S.A. (Spain) restructuring plan:
     Due to the overall downsizing of the market affecting Europe and the local competition in prices (particularly fixed networks products), Alcatel España had to reduce its cost base to remain competitive in the local environment.
     Starting mid 2002, the production of wireline access products at the Toledo site was outsourced in order to address the general downturn in the telecommunication market and to allow more flexibility. In addition, Alcatel management decided to concentrate the production of switching products since several production sites were operating in Europe below capacity. The switching production at the Villaverde site was stopped and the remaining volume was transferred to Germany.
     In March 2003, a new plan was launched with the goal of centralizing functions of the entire Alcatel España organization. This plan eliminated much duplication in several functions and allowed a greater use of the resources. As a consequence, the Villaverde site was closed and all the employees working at this site were moved to the central office in

Ramirez del Prado. In total, approximately 460 persons were covered under this reorganization and restructuring plan.
     In November 2003, an extension to the collective plan was negotiated with the unions to cover a downsizing of the activities of the Integration and Service Division.

				Amount	Cumulative
				incurred in	amount
	Total	Amount	Amount	first six	incurred as
	amount	incurred in	incurred in	months	of June 30,
	expected	2003	2004	of 2005	2005
	(In millions of euros)
Termination benefits	86	84	8	—	92
Contract terminations	2	—	3	1	4
Other associated costs	9	8	—	—	8

Total	97	92	11	1	104

Of which:
Fixed Communications Group	60	66	3	—	69
Mobile Communications Group	3	6	—	—	6
Private Communications Group	11	20	5	—	25
Other	23	—	3	1	4
•	Submarine Networks Division restructuring plan
     After two years of strong growth within the submarine industry, the market collapsed in 2001. Alcatel’s submarine worldwide sales decreased from € 1.8 billion in 2001 to € 0.5 billion in 2002 and € 0.2 billion in 2003. Most of the operators in the submarine market filed for Chapter 11 protection, suspended payments, cancelled their contracts or asked for re-negotiation of the contract terms.
     In order to face this very difficult situation, the French locations were re-organized and a social plan was implemented with a specific announcement in 2003. Given strong product synergies with terrestrial optical systems, the production for new generation submarine systems were made in the factories for optical terrestrial systems. The production of cables in France was significantly recast to the future market requirements.
     Due to a general overcapacity on the wet maintenance market and accelerated by contract terminations, a restructuring plan of the maintenance fleet was decided by management in the second half of 2003 aiming at reducing the vessel fleet from eight to six. The restructuring covers mainly the termination of the charter of one of the vessels as well as a write-off of another vessel.

				Amount	Cumulative
				incurred in	amount
	Total	Amount	Amount	first six	incurred as
	amount	incurred in	incurred in	months	of June 30,
	expected	2003	2004	of 2005	2005
	(In millions of euros)
Termination benefits	78	66	9	2	77
Contract terminations	10	14	(4)	(2)	8
Other associated costs	20	20	—	—	20

Total	108	100	5	—	105

Of which:
Fixed Communications Group	108	100	5	—	105
Mobile Communications Group	—	—	—	—	—
Private Communications Group	—	—	—	—	—
Other	—	—	—	—	—
•	Reorganization of Space Division:
     In 2001 and 2002, the satellite market suffered from a large market downturn, which led to overcapacities in Alcatel Space and other main competitors in this industry.
     Starting 2003, collective social plans were launched in France and in Belgium.
     To further resolve the overcapacity issues, it was also decided to close the Norway and Denmark subsidiaries and to transfer the workload to France.

				Amount	Cumulative
				incurred in	amount
	Total	Amount	Amount	first six	incurred as of
	amount	incurred in	incurred in	months of	June 30,
	expected	2003	2004	2005	2005
	(In millions of euros)
Termination benefits	54	54	—	—	54
Contract terminations	10	10	—	—	10
Other associated costs	—	—	3	—	3

Total	64	64	3	—	67

Of which:
Fixed Communications Group	—	—	—	—	—
Mobile Communications Group	—	—	—	—	—
Private Communications Group	64	64	3	—	67
Other	—	—	—	—	—
•	Restructuring plan in Germany:
     Due to considerable technological changes and a serious reduction in the digital switching market, employment levels in Switching (particularly in installation/deployment) were sharply decreasing in 2002 and 2003. Besides, due to a worldwide flat demand in Optical transmission systems from 2001 onwards, the Optics factory in Stuttgart could no longer be sustained for economic reasons. Voluntary leave and a reduction in working time in the first three quarters in 2003 were not sufficient as restructuring measures.
     At the end of November 2003, a new restructuring plan was launched. Main activities impacted were Switching (where Germany is one of the production units), Optical Transmission Systems (mainly manufacturing activities) and general administration.
     In 2004 and 2005, new actions (outsourcing of optical activities and new voluntary departures) were implemented, giving rise to additional costs.

				Amount	Cumulative
				incurred in	amount
	Total	Amount	Amount	first six	incurred as
	amount	incurred in	incurred in	months of	of June 30,
	expected	2003	2004	2005	2005
	(In millions of euros)
Termination benefits	62	54	—	25	79
Contract terminations	—	—	—	—	—
Other associated costs	17	11	28	1	40

Total	69	65	28	26	119

Of which:
Fixed Communications Group	69	65	28	26	119
Mobile Communications Group	—	—	—	—	—
Private Communications Group	—	—	—	—	—
Other	—	—	—	—	—
•	Closure of Illkirch industrial activity:
     Beginning July 2001, Alcatel restructured its industrial activities related to the production of GSM terminals at the Illkirch site. At first, the site was converted to the manufacture of opto-electronic components. However, when the components market collapsed, Alcatel opted to seek industrial work outside its own activities (Intraprise project).

     As no significant workload could be found, Alcatel management announced in November 2003 the closing of the Illkirch Industries Division.

				Amount	Cumulative
				incurred in	amount
	Total	Amount	Amount	first six	incurred as
	amount	incurred in	incurred in	months of	of June 30,
	expected	2003	2004	2005	2005
	(In millions of euros)
Termination benefits	88	68	20	(1)	87
Contract terminations	—	—	—	—	—
Other associated costs	16	—	16	4	20

Total	104	68	36	3	107

Of which:
Fixed Communications Group	—	—	—	—	—
Mobile Communications Group	—	—	—	—	—
Private Communications Group	104	68	36	3	107
Other	—	—	—	—	—
2004:
     The impact of the U.S. GAAP adjustment for the year ended December 31, 2004 was as follows:

				Cumulative
		Current		translation
		year		adjustments
	2003	expense(a)	Utilization	and others	2004
	(In millions of euros)
IFRS reserve	1,084	326	(620)	(106)	684
Consolidation of discontinued activities	—	3	(37)	34	—
Cost to relocate employees to another site	(6)	(3)	—	—	(9)
Moving costs	(8)	2	—	—	(6)
Other direct costs	(58)	9	14	1	(34)
Termination costs in excess of legal obligation	(148)	94	—	1	(53)

Total U.S. GAAP adjustment	(220)	105	(23)	36	(102)

U.S. GAAP restructuring reserve	864	431	(643)	(70)	582

Of which related to plan initiated after December 31, 2002 (see detail in SFAS 146 disclosure)	409	349	(384)	5	379
     The current year expense recorded in 2004 included the following major actions:

2004
— Termination costs in Alcatel-CIT (France)	144
— Termination costs in Alcatel Espana S.A. (Spain)	36
— Termination costs in other European units (UK, Belgium, Portugal, AT Nordics)	31
— Termination costs in Germany and closure of Stuttgart optics factory	65
— Closure of Illkirch industrial activity	43
— Reorganization, outsourcing and termination costs in North American plants (U.S. and Canada)	38
— Other plans in the world	74

Total	431

     The reserve at the end of 2004 is analyzed below:

2004
(in millions of euros)
Employee termination benefits	405
Other costs	177

Total	582

     The remaining € 405 million reserve for employee termination benefits at December 31, 2004 included approximately 3,627 employees representing:

Number of
employees
— Termination costs in Alcatel-CIT (France)	583
— Downsizing of Submarine Networks Division	138
— Termination costs in Alcatel Espana S.A. (Spain)	124
— Reorganization of Space Division: termination costs mainly in France and Belgium	443
— Termination costs in other European units (UK, Belgium, Portugal, AT Nordics)	299
— Termination costs in Germany and closure of Stuttgart optics factory	925
— Closure of Illkirch industrial activity	293
— Reorganization, outsourcing and termination costs in North American plants (U.S. and Canada)	365
— Other plans in the world	457

Total	3,627

(4) FIN45 Disclosure
     The recognition provisions of FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), were adopted on January 1, 2003. FIN 45 requires recognition of an initial liability for the fair value of an obligation assumed by issuing a guarantee and is applied on a prospective basis to all guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the net income and shareholders’ equity under U.S. GAAP.
     Through its normal course of business, Alcatel has entered into guarantees and indemnifications which mainly arose from the following situations:
•	Business sale agreements

•	Intellectual property indemnification obligations

•	Lease agreements

•	Third-party debt agreements

•	Indemnification of lenders and agents under our credit and support facilities and security arrangements

•	Indemnification of counterparties in receivables securitization transactions

•	Other indemnification agreements
     Guarantees and indemnification agreements are mainly:
— “debt guarantees” for third-party debt agreements, indemnification of lenders and agents under our credit and support facilities and security arrangements and indemnification of counterparties in receivables securitization transactions;

— and “other contingent commitments”.
     Regarding business sale agreements, the Group is unable to reasonably estimate the maximum amount that could be payable under these arrangements because the exposures are not capped and because of the conditional nature of the Group’s obligations and the unique facts and circumstances involved in each agreement.
     The Group records a liability for product warranties corresponding to the estimated amount of future repair and replacement costs for products still under warranty at the balance sheet date. The liability is included in the reserves for product sales as disclosed in note 13 of the unaudited condensed interim consolidation financial statements at June 30, 2005. The reserve is calculated based on historical experience concerning the costs and frequency of repairs or replacements.
     Change of product warranty reserve during the first six months of 2005:

June 30, 2005
(in millions of euros)
As of January 1, 2005	380

Additional reserves	69
Utilization	(58)
Changes in estimates of pre-existing reserves	(52)
Change in consolidated companies	—
Cumulative translation adjustments and other changes	18

As of June 30, 2005	357

     Disclosures related to guarantees given are set forth in note 16.

(5) Recently issued U.S. accounting standards
     In December 2004, the Financial Accounting Standards Board (FASB) published FASB Statement No. 123 (revised 2004), Share-Based Payment (“SFAS 123(R)”). SFAS 123(R) replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees.
     SFAS 123(R) requires compensation expense, measured as the fair value at the grant date, related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award.
     In April 2005, the SEC amended the compliance dates for SFAS 123(R), to allow companies to implement the standard at the beginning of their next fiscal year, instead of the next reporting period beginning after June 15, 2005. SFAS No. 123(R) is effective for Alcatel as of January 1, 2006 as we have not elected early adoption of the standard.
     Upon adoption of SFAS 123(R), companies are allowed to select one of three alternative transition methods, each of which has different financial reporting implications. Alcatel is currently evaluating the transition methods, valuation methodologies and other assumptions for employee stock options in light of SFAS 123(R).
     Although Alcatel has not yet fully quantified the impact this standard will have on its financial statements, it is likely that the adoption of SFAS 123(R) will have a material impact on Alcatel’s financial position and results of operations. Note 25 (2) herein provides the pro forma net income and earnings per share as if Alcatel had used a fair-value-based method similar to the methods required under SFAS 123(R) to measure the compensation expense for employee stock awards.
     The Group is in the process of assessing what impact the pronouncement will have on its consolidated financial statements as reconciled to U.S. GAAP.
     In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB 107) regarding the Staff’s interpretation of SFAS 123(R). This interpretation expresses the views of the staff regarding the interaction between SFAS 123(R) and certain SEC rules and regulations and provides the staff’s views regarding the valuation of share-based payment arrangements for public companies. In particular, this SAB provides guidance related to share-based payment transactions with nonemployees, the transition from nonpublic to public entity status, valuation methods, the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS 123(R) in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS 123(R), the modification of employee share options prior to adoption of Statement 123(R) and disclosures in Management’s Discussion and Analysis subsequent to adoption of SFAS 123(R).
     In May 2005, the FASB issued FASB Statement No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3 (SFAS 154). SFAS 154 replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and requires prospective application. Alcatel will adopt this standard on January 1, 2006 and currently does not believe that the standard will have a material effect on its consolidated financial position, results of operations or cash flows as reconciled to U.S. GAAP.
     In March, 2005, the FASB issued Interpretation No. 47 – Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143 (FIN 47). This Interpretation clarifies certain terms (such as conditional asset retirement obligation) as used in FASB Statement No. 143 Accounting for Asset Retirement Obligations and also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for December 31, 2005, for calendar-year enterprises). Retrospective application for interim financial information is permitted but is not required. Early adoption of this Interpretation is encouraged. Alcatel will adopt this standard for December 31, 2005 and currently does not believe that the standard will have a material effect on its consolidated financial position, results of operations or cash flows as reconciled to U.S. GAAP.
     In June 2005, the FASB issued Staff Position No. 143-1, Accounting for Electronic Equipment Waste Obligations (FSP 143-1). FSP 143-1 addressed the accounting for obligations associated with the Directive 2002/96/EC on Waste Electrical and Electronic Equipment adopted by the European Union. FSP 143-1 shall be applied the later of the first reporting period ending June 8, 2005 or the date of the adoption of the law by the applicable EU-member country (i.e. France).

     Alcatel does not believe the adoption of FSP 143-1 will have a material effect on its consolidated financial position, results of operations or cash flows as reconciled to U.S. GAAP.
     Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA and the SEC did not or are not believed by management to have a material impact on Alcatel’s present or future consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Alcatel:
      We have audited the accompanying consolidated balance sheets of Alcatel and its subsidiaries (the “Group”) as of December 31, 2004, 2003 and 2002 and the related consolidated statements of income, cash flows and change in stockholders’ equity, for the years then ended. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Alcatel and its subsidiaries as of December 31, 2004, 2003 and 2002 and the results of their operations and their cash flows for each of the years then ended, in conformity with accounting principles generally accepted in France.
      Without qualifying the conclusion expressed above, we draw attention to the changes in accounting principles under French Generally Accepted Accounting Principles described in Note 1 and 31 to the consolidated financial statements that relate to:

•	the application as of January 1, 2004 of new consolidation rules for Special Purposes Entities, as introduced by the “Loi de Sécurité Financière” in France;

•	the adoption as of January 1, 2004 of the “Conseil National de la Comptabilité” recommendation 2003-R01 relating to standards of accounting for, and measurement of, employee retirement and other similar benefits, in order to apply the accounting principles set forth in IAS 19, Employee Benefits;

•	the application as of January 1, 2002 of the “Regulation 00-06 on liabilities”.
      Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in notes 37 to 40 to the consolidated financial statements.

Deloitte & Associés
Neuilly-sur-seine, France
March 30, 2005

ALCATEL AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS

	Note	2004(a)	2004	2003*	2002(b)

		(in millions except per share information)
Net sales	(3)	16,604	€12,265	€12,513	€16,547
Cost of sales	(4)	(10,411)	(7,690)	(8,415)	(12,186)

Gross profit	(4)	6,193	4,575	4,098	4,361
Administrative and selling expenses		(2,721)	(2,010)	(2,173)	(2,862)
R&D costs	(4)	(2,148)	(1,587)	(1,593)	(2,226)

Income (loss) from operations	(3)	1,324	978	332	(727)
Interest expense on notes mandatorily redeemable for shares	(23)	(60)	(44)	(47)	(1)
Financial income (loss)	(5)	(179)	(132)	(242)	(1,018)
Restructuring costs	(25)	(411)	(304)	(1,314)	(1,474)
Other revenue (expense)	(7)	493	364	120	(830)

Income (loss) before amortization of goodwill and taxes		1,167	862	(1,151)	(4,050)
Income tax	(8)	(12)	(9)	(82)	19
Share in net income of equity affiliates and disposed of or discontinued operations	(6)	(132)	(97)	(113)	(107)

Consolidated net income (loss) before amortization of goodwill and purchased R&D		1,023	756	(1,346)	(4,138)
Amortization of goodwill	(10)	(552)	(408)	(407)	(447)
Exceptional amortization of goodwill	(10)	—	—	(171)	(142)
Purchased R&D		(1)	(1)	—	—
Minority interests		(90)	(66)	(20)	(18)

Net income (loss)		380	281	(1,944)	(4,745)

Ordinary Shares(c)
Basic earnings per share	(9)	0.28	0.21	(1.46)	(3.99)
Diluted earnings per share	(9)	0.28	0.21	(1.46)	(3.99)

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $ 1.3538 on December 31, 2004.

(b)	These are the company’s historical results. In order to make comparisons easier, restated income statements for 2003 and 2002 are presented in note 2 to take into account the disposals of the optical components business, the Saft group and the optical fiber, mobile phone and electrical power systems businesses.

(c)	Net (loss) per share for 2002 has been restated to take into account the conversion of Class O shares into ordinary shares, on a one-for-one basis, as approved at the shareholders’ meeting of April 17, 2003, and the changes made to IAS 33 in December 2003.
The accompanying Notes are an integral part of these Consolidated Financial Statements

ALCATEL AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31
ASSETS

	Note	2004(a)	2004	2003	2002

		(in millions)
Goodwill, net	(10)	4,855	3,586	€3,839	€4,597
Other intangible assets, net	(11)	537	397	284	312

Intangible assets, net		5,392	3,983	4,123	4,909

Property, plant and equipment	(12)	6,565	4,849	6,317	8,236
Depreciation	(12)	(4,993)	(3,688)	(4,817)	(5,737)

Property, plant and equipment, net	(12)	1,572	1,161	1,500	2,499

Share in net assets of equity affiliates and net assets and liabilities of disposed of or discontinued operations	(13)	615	454	391	306
Other investments and miscellaneous, net	(14)	701	518	822	975

Investments and other financial assets		1,316	972	1,213	1,281

TOTAL FIXED ASSETS		8,280	6,116	6,836	8,689

Inventories and work in progress, net	(15) and (16)	2,067	1,527	1,432	2,329

Trade receivables and related accounts, net	(15) and (17)	4,765	3,520	3,364	4,716
Other accounts receivable, net	(18)	3,757	2,775	3,231	4,037

Accounts receivable, net		8,522	6,295	6,595	8,753

Short term investments		661	488	45	258
Marketable securities, net	(19)	2,712	2,003	1,590	458	(b)
Cash, net		3,531	2,608	4,634	5,393

Cash and cash equivalents		6,243	4,611	6,224	5,851	(b)

Short term investments and cash and cash equivalents		6,903	5,099	6,269	6,109

TOTAL CURRENT ASSETS		17,493	12,921	14,296	17,191

TOTAL ASSETS		25,773	19,037	21,132	25,880

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $1.3538 on December 31, 2004.

(b)	The total cash and cash equivalents at December 31, 2002 included, within marketable securities, listed securities amounting to € 44 million. Excluding listed securities, cash and cash equivalents amounted to € 5,807 million, which corresponds to the total of the cash and cash equivalents at the end of the period as indicated in the consolidated statements of cash flows. In 2003 and 2004, those € 44 million of listed securities are included in short term investments.
The accompanying Notes are an integral part of these Consolidated Financial Statements

ALCATEL AND SUBSIDIARIES
LIABILITIES AND SHAREHOLDERS’ EQUITY

		2004(a)	2004		2003	2002

		After	Before	After	After	After
	Note	Appropriation	Appropriation		Appropriation	Appropriation

		(in millions)
Capital stock (€ 2 nominal value: 1,305,455,461 ordinary shares issued at December 31, 2004, 1,284,410,224 ordinary shares issued at December 31, 2003 and 1,239,193,498 Class A shares and 25,515,000 Class O shares issued at December 31, 2002)		3,535	€2,611	€2,611	€2,569	€2,529
Additional paid-in capital		10,503	7,758	7,758	7,562	21,602
Retained earnings		(6,825)	(5,041)	(4,760)	(4,855)	(17,107)
Cumulative translation adjustments		(861)	(636)	(636)	(518)	(283)
Net income (loss)		380	281	—	—	—
Less treasury stock at cost		(2,173)	(1,605)	(1,605)	(1,728)	(1,734)

SHAREHOLDERS’ EQUITY	(20)	4,559	3,368	3,368	3,030	5,007

MINORITY INTERESTS	(21)	509	376	376	363	343

OTHER EQUITY
Notes mandatorily redeemable for shares	(22)	873	645	645	645	645

Accrued pension and retirement obligations	(23)	1,549	1,144	1,144	1,010	1,016
Other reserves	(24)	3,084	2,278	2,278	3,049	3,301

TOTAL RESERVES FOR LIABILITIES AND CHARGES		4,633	3,422	3,422	4,059	4,317

Convertible bonds		1,384	1,022	1,022	1,022	—
Bonds and notes issued		3,712	2,742	2,742	3,782	5,325
Other borrowings		806	595	595	489	458

TOTAL FINANCIAL DEBT	(25)	5,902	4,359	4,359	5,293	5,783

(of which medium and long-term portion)		4,499	3,323	3,323	4,410	4,687

Customers’ deposits and advances	(14) and (27)	1,576	1,164	1,164	1,181	1,482
Trade payables and related accounts	(14)	4,549	3,360	3,360	3,617	4,162
Debts linked to bank activity	(28)	142	105	105	224	246
Other payables	(29)	3,030	2,238	2,238	2,720	3,895

TOTAL OTHER LIABILITIES		9,297	6,867	6,867	7,742	9,785

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		25,773	19,037	19,037	21,132	25,880

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $1.3538 on December 31, 2004.
The accompanying Notes are an integral part of these Consolidated Financial Statements

ALCATEL AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	2004(a)	2004	2003(c)	2002

	(millions)
Cash flows from operating activities
Net income (loss)	380	281	€(1,944)	€(4,745)
Minority interests	89	66	20	18
Adjustments to reconcile income before minority interests to net cash provided by operating activities:
— Depreciation and amortization, net	600	443	605	1,010
— Amortization and depreciation of goodwill and purchased R&D	552	408	577	589
— Net allowances in reserves for pension obligations, net	(51)	(38)	(7)	(3)
— (Utilization) and increase/(reversal) of other reserves, net	(796)	(588)	54	1,358
— Net (gain) loss on disposal of non-current assets	(475)	(351)	(104)	(287)
— Share in net income of equity affiliates and disposed of or discontinued operations (net of dividends received)	158	117	126	188

Net cash provided (used) by operating activities before changes in working capital	457	338	(673)	(1,872)

Net change in current assets and liabilities:
— Decrease (increase) in inventories	(208)	(154)	478	2,000
— Decrease (increase) in accounts receivable	(313)	(231)	1,264	3,436
— Decrease (increase) in advances and progress payments	11	8	33	110
— Increase (decrease) in accounts payable and accrued expenses	122	90	(404)	(1,084)
— Increase (decrease) in customers’ deposits and advances	(172)	(127)	(206)	(173)
— Increase (decrease) in other receivables and debts	(288)	(213)	(48)	306

Net cash provided (used) by operating activities(1)	(391)	(289)	444	2,723

Cash flows from investing activities
Proceeds from disposal of fixed assets	295	218	457	280
Capital expenditures	(514)	(380)	(253)	(490)
Decrease (increase) in loans(2)	754	557	207	(839)
Cash expenditures for acquisition of consolidated companies, net of cash acquired, and for acquisition of unconsolidated companies	(278)	(205)	(107)	(193)
Cash proceeds from sale of previously consolidated companies, net of cash sold, and from sale of unconsolidated companies	486	359	195	813
Decrease (increase) in short term investments	(600)	(443)	257	177
Disposed of or discontinued operations(b)	(334)	(247)	(56)	—

Net cash provided (used) by investing activities	(191)	(141)	700	(252)

Net cash flows after investment	(582)	(430)	1,144	2,471

	2004(a)	2004	2003(c)	2002

	(millions)
Cash flows from financing activities
Increase (decrease) in debt	(2,121)	(1,567)	(1,580)	(1,469)
Proceeds from issuance of long-term debt	625	462	—	—
Proceeds from issuance of convertible bonds (ORANE) or notes mandatorily redeemable for shares (OCEANE)		—	1,022	645
Proceeds from issuance of shares	16	12	1	8
Dividends paid	(12)	(9)	(7)	(276)

Net cash provided (used) by financing activities	(1,492)	(1,102)	(564)	(1,092)

Net effect of exchange rate changes	(69)	(51)	(136)	(150)

Net increase (decrease) in cash and cash equivalents	(2,143)	(1,583)	444	1,229

Cash and cash equivalents at beginning of year including discontinuing and disposed of activities	8,426	6,224	5,807	4,578

Cash and cash equivalents at beginning of year excluding discontinuing and disposed of activities	8,387	6,195	5,780	—

Cash and cash equivalents at end of year excluding listed securities	6,242	4,611	6,224	5,807

Operational cash flows (1) + (2) = Net cash provided (used) by operating activities + Decrease (increase) in loans (2)	363	268	651	1,884

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $1.3538 on December 31, 2004.

(b)	The consolidated statements of cash flows are presented so as to isolate cash flows relating to disposed of or discontinued operations (see note 6).

(c)	The corporate tax paid for 2004 amounted to € 40 million (€ 14 million for 2003 and € 30 million for 2002) and the gross financial charges amounted to € 179 million (€ 294 million for 2003 and € 674 million for 2002).
The accompanying Notes are an integral part of these Consolidated Financial Statements

ALCATEL AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

										Treasury
		Number of	Number of							stock
		shares	shares		Additional		Exchangeable	Cumulative	Net	owned by	Share-
		outstanding	outstanding	Capital	paid-in	Retained	shares Alcatel	translation	Income	consolidated	holders’
	Note	Class A	Class O	stock	capital	earnings	Networks Corp.	adjustments	(loss)	subsidiaries	equity

		(in millions of euros except for number of shares outstanding)
Balance at December 30, 2001 after appropriation		1,146,823,155	25,503,345	2,481	21,425	(13,072)	823	(185)	—	(1,842)	9,630

Capital increase linked to the acquisition of Astral Point		8,783,396		18	126						144
Capital increase linked to the acquisition of Telera		15,147,728		30	49						79
Other capital increases		7,577		—	2	6					8
Exchangeable shares Alcatel Networks Corporation						573	(573)				—
Acquisition of Astral Point						(162)					(162)
Acquisition of Telera						(60)					(60)
Net change in treasury stock of Class A shares owned by consolidated subsidiaries		5,715,418				(7)				108	101
Other adjustments(a)						110					110
Translation adjustments								(98)			(98)
Net income (loss)									(4,745)		(4,745)
Appropriation of net income						(4,745)			4,745		—

Balance at December 30, 2002 after appropriation		1,176,477,274	25,503,345	2,529	21,602	(17,357)	250	(283)	—	(1,734)	5,007

Conversion of Class O shares into ordinary shares		26,000,000	(26,000,000)								—
Acquisition of Imagic TV		3,531,332		7	19						26
Repayment of notes mandatorily redeemable for shares (ORANE)		1,828		0	0						0
Acquisition of TiMetra		15,534,934		31	94	(141)					(16)
Other capital increases		148,632	485,000	2	4						6
Exchangeable shares Alcatel Networks Corporation						44	(44)				—
Net change in treasury stock of shares owned by consolidated subsidiaries		144,005	11,655			(1)				6	5
Adjustment relating to the acquisition of Kymata						68					68
Other adjustments(b)						113					113
Translation adjustments								(235)			(235)
Net income (loss)									(1,944)		(1,944)
Appropriation of net income (loss)					(14,157)	12,213			1,944		—

Balance at December 30, 2003 after appropriation		1,221,838,005	—	2,569	7,562	(5,061)	206	(518)	—	(1,728)	3,030

Other capital increases	(21b)	3,258,728		6	20						26
Exchangeable shares Alcatel Networks Corporation						3	(3)				—
Repayment of notes mandatorily redeemable for shares (ORANE)	(23)	3,212		0	0						0
Net change in treasury stock of shares owned by consolidated subsidiaries	(21e)	2,310,066				(88)				123	35
First-time application of the CNC’s 2003-R.01 recommendation	(24b)					(209)					(209)
Acquisition of Spatial Wireless	(21b)	17,783,297		36	176						212
Other adjustments(c)						111					111
Translation adjustments								(118)			(118)
Net income (loss)									281		281
Balance at December 31, 2004 before appropriation		1,245,193,308	—	2,611	7,758	(5,244)	203	(636)	281	(1,605)	3,368

Allocation of net income (loss)	(20)	—	—	—	—	281	—	—	(281)	—	0

Balance at December 31, 2004 after appropriation		1,245,193,308	—	2,611	7,758	(4,963)	203	(636)	—	(1,605)	3,368

(a)	Relating mainly from the follow-up of opening balance sheets of companies acquired according to “pooling of interests” accounting for stock-for-stock business combinations (provided for in paragraph 215 of regulation CRC 99-02), from the implementation as of January 1, 2002 of regulation n°00-06 (regulation on liabilities) approved by the “Comité de Réglementation Comptable” and from the consolidation of Alcatel Shanghai Bell, which had been previously accounted for under the equity method.

(b)	Relating mainly from the follow-up of opening balance sheets of companies acquired according to “pooling of interests” accounting for stock-for-stock business combinations (provided for in paragraph 215 of regulation CRC 99-02) and from the consolidation of Alcatel Shanghai Bell, which had been previously accounted for under the equity method.

(c)	Relating mainly from the follow-up of opening balance sheets of companies acquired according to “pooling of interests” accounting for stock-for-stock business combinations (provided for in paragraph 215 of regulation CRC 99-02).
The accompanying Notes are an integral part of these Consolidated Financial Statements

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1 — Summary of accounting policies
      The consolidated financial statements of Alcatel and its consolidated subsidiaries (“Alcatel” or the “Group”) are prepared in accordance with French accounting principles in compliance with the “Principles and accounting methodology relative to consolidated financial statements” regulation No. 99-02 of the “Comité de la Réglementation Comptable” approved by decree dated June 22, 1999.
      From January 1, 2002, Alcatel has applied regulation No. 00-06, Regulation on liabilities, approved by the “Comité de la Réglementation Comptable”.
      As part of the changeover to International Financial Reporting Standards (“IFRS”) in 2005, Alcatel decided to revise the method of presenting certain income statement captions and to anticipate the application of certain accounting rules, to the extent that these are compatible with French accounting principles. The main changes made in this respect in 2004 were:

—	application of the “Conseil National de la Comptabilité” (CNC)’s recommendation 2003-R01 relating to standards of accounting for, and measurement of, employee retirement and other similar benefits, in order to apply the accounting principles set forth in IAS 19 (Employee Benefits),

—	presentation of recurring goodwill amortization charges (charges that will no longer be incurred in accordance with IFRS 3) separately from exceptional amortization charges (resulting from goodwill impairment tests),

—	presentation of research and development costs (see note 4),

—	abandonment of the “pooling of interests” method of accounting for business combinations starting January 1, 2004 (see note 10).

(a)	Consolidation methods
      Companies over which the Group has control are fully consolidated.
      Companies over which the Group has joint control are accounted for using proportionate consolidation.
      Companies over which the Group has a significant influence (“equity affiliates”) are accounted for under the equity method. Significant influence is generally assumed when the Group’s interest is more than 20%.
      All significant intra-group transactions are eliminated.

(b)	Business combinations
      Once a controlled company becomes consolidated, its assets and liabilities are accounted for at their fair value in accordance with regulation No. 99-02. Any difference between the fair value and the carrying value is accounted for, including minority interests and not only the Group interest (entity theory). Any residual difference is recorded as goodwill (see note 1f, intangible and tangible assets).
      As an exception to the above-described rule (the purchase method) and in accordance with paragraph 215 of regulation No. 99-02, in the event that:

—	an acquisition is effected in one transaction and involves at least 90% of the capital of the acquired company,

—	the purchase price is paid in capital stock of a consolidated company,

—	the acquisition agreement does not provide for a cash payment which is more than 10% of the total value of the capital stock issued, and

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

—	the substance of the acquisition agreement remains consistent for the two years following the acquisition, the assets and liabilities of the acquired company are maintained at their carrying value at the date of the acquisition, adjusted for the Group’s accounting methods; the difference between this value and the acquisition cost of the shares remains in shareholders’ equity.
      The material acquisitions of the Group that have been accounted for using this “pooling of interests” method are described in note 10 regarding goodwill. Alcatel abandoned this “pooling of interests” method starting January 1, 2004 in anticipation of the changeover to IFRS.
      In accordance with the position taken in Bulletin No. 7 210 of the “Commission des Opérations de Bourse”, no goodwill has been recorded directly in shareholders’ equity for business combinations prior to the first application of regulation No. 99-02 of the “Comité de la Réglementation Comptable”.

(c)	Translation of financial statements denominated in foreign currencies
      The balance sheets of consolidated subsidiaries outside the euro zone are translated into euros at the year-end rate of exchange, and their income statements and cash flow statements are translated at the average annual rate of exchange. The resulting translation adjustments are included in shareholders’ equity under the line item “Cumulative translation adjustments”.

(d)	Translation of foreign currency transactions
      Foreign currency transactions are translated at the rate of exchange applicable on the transaction date. At year-end, foreign currency receivables and payables are translated at the rate of exchange prevailing on that date. The resulting exchange gains and losses are recorded in the income statement.
      Exchange gains or losses on foreign currency financial instruments that represent an economic hedge of a net investment in a foreign subsidiary are reported as translation adjustments in shareholders’ equity under the line item “Cumulative translation adjustments”.

(e)	Research and development expenses
      These are recorded as expenses for the year in which they are incurred, except for:

—	Certain software development costs, which are capitalized when they strictly comply with the following criteria:

—	the project is clearly defined, and costs are separately identified and reliably measured;

—	the technical feasibility of the software is demonstrated;

—	the software will be sold or used in-house;

—	a potential market exists for the software, or its usefulness, in case of internal use, is demonstrated; and

—	adequate resources required for completion of the project are available.

—	Software development costs are amortized as follows:

—	in case of internal use: over their probable service lifetime,

—	in case of external use: according to prospects for sale, rental or other forms of distribution.
      The amortization corresponds to the greater of either the cumulative amounts using straight-line amortization or the cumulative amounts based on the above-mentioned criteria.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Recoverable amounts disbursed under the terms of contracts with customers, are included in work in progress on long-term contracts.
      In connection with the treatment of business combinations accounted for using the purchase method (see note 1b), Alcatel may allocate a significant portion of the purchase price to in-process research and development projects. As part of the process of analyzing these acquisitions, Alcatel may make the decision to buy technology that has not yet been commercialized rather than develop the technology internally, so as to stay at the forefront of rapid technological advances in the telecommunications/data networking industry.
      The fair value of in-process research and development acquired in acquisitions is based on present value calculations of income, an analysis of the project’s accomplishments and an evaluation of the overall contribution of the project, as well as the project’s risks.
      The revenue projection used to value in-process research and development is based on estimates of relevant market sizes and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by Alcatel and its competitors. Future net cash flows from such projects are based on management’s estimates of such projects’ cost of sales, operating expenses and income taxes.
      The value assigned to purchased in-process research and development is determined by discounting the net cash flows to their present value. The selection of the discount rate is based on consideration of Alcatel’s weighted average cost of capital, adjusted upward to reflect additional risks inherent in the development life cycle.
      This value is also adjusted to reflect the stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development, costs already incurred, and the projected cost to complete the projects.
      Commencing on January 1, 2004 and in anticipation of applying the principles laid down in IFRS, Alcatel has capitalized the in-process research and development projects that are acquired in a business combination and correspond to applied research projects and development in progress, and which are identifiable and can be reliably evaluated and which have a real chance of being commercially profitable. In previous years, Alcatel did not systematically capitalize in-process research and development projects when the above criteria were met, as amounts that were attributed to projects that had not reached technical feasibility and that did not have any other possible future use were immediately expensed at the time of acquisition.
      Capitalized research and development is amortized over three to seven years.

(f)	Intangible and tangible assets
      Whenever events or changes in market conditions indicate a risk of impairment of intangible assets (excluding goodwill) and property, plant and equipment, a detailed review is carried out in order to determine whether the net carrying amount of such assets remains lower than their fair value.
      Whenever such review indicates that fair values are lower than carrying amounts, the Group further considers the effect on its future cash flows of alternative business strategies, such as restructuring plans at affected companies. If necessary, a reserve for these intangible assets and plant, property and equipment is established to reduce their carrying amount to fair value, as measured by their discounted forecasted operating cash flow or market value, if any.
Goodwill
      Goodwill is amortized using the straight-line method over a period, determined for each transaction, not to exceed 20 years.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Following the significant decline in the Group’s market capitalization during 2002 and the deterioration of the telecommunications sector, all goodwill is tested for impairment at least annually during the second quarter of each year. The impairment test methodology is based on a comparison between the fair values of each of the Group’s business divisions with the business divisions’ net asset carrying values (including goodwill). Such fair values are mainly determined using pre-tax discounted cash flows over five years and a discounted terminal value. The discount rate used for 2004 was the Group’s weighted average cost of capital of 10.8% (10.2% for 2003 and 11% for 2002). Management believes the assumptions used concerning sales growth and terminal values are reasonable and in line with market data available for each business division.
      This method is very similar to step 1 of the impairment test as defined in SFAS 142 as well as to the approach described in IAS 36 (Impairment of Assets). The impairment test used in the consolidated financial statements prepared in accordance with French GAAP is, however, carried out at a lower level of segmentation than that recommended by SFAS 142. As a result, the test can lead, in certain cases, to accounting for exceptional goodwill amortization relative to a sub-activity within a business division, which will be restated in the Group’s U.S. GAAP consolidated financial statements.
      This impairment test was performed as of January 1, 2002, June 30, 2002, December 31, 2002, June 30, 2003 and June 30, 2004. Furthermore, an additional review of the recoverability of goodwill relating to certain business divisions was carried out at December 31, 2003. All these impairment tests resulted in no exceptional goodwill amortization charge for 2004 (€ 171 million in 2003 and € 142 million in 2002) (see note 10).
Other intangible assets
      Software reported as intangible assets is either acquired or created for internal use or is master software intended for sale to customers. For master software, copies of which will be sold, only research and development costs related to the production phase (programming, coding, test and test sets) are capitalized. Software is depreciated using the straight-line method over no more than five years.
Property, plant and equipment
      Property, plant and equipment are valued at historical cost for the Group (excluding any revaluation). Depreciation is generally calculated over the following useful lives:

Industrial buildings, plant and equipment buildings for industrial use	20 years
• infrastructure and fixtures	10-20 years
• equipment and tools	5-10 years
• small equipment and tools	3 years
Buildings for administrative and commercial use	20-40 years
      Depreciation expense is determined using the straight-line method.
      Fixed assets acquired through capital lease arrangements or long-term rental arrangements that transfer substantially all of the benefits and risks of ownership to the Group are capitalized.

(g)	Investments
      Investments are stated at the lower of historical cost (excluding revaluations) or fair value (market value for investments in listed companies), and are assessed investment by investment according to their value in use for Alcatel.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(h)	Inventories
      Inventories are valued at the lower of cost (including indirect production costs where applicable) or net realizable value. Cost is primarily calculated on a weighted average price basis.

(i)	Pension and retirement obligations and other employee and post-employment benefit obligations
      Since January 1, 2004, the Group has applied the CNC’s recommendation 2003-R.01 relating to standards of accounting for, and measurement of, employee retirement and other similar benefits, in order to apply the accounting principles in IAS 19 (Employee Benefits). The impact of applying this recommendation for the first time is described in note 24b.
      In accordance with the laws and practices of each country, the Group participates in employee benefit plans and provides early retirement benefit plans and special termination benefits.
      For defined contribution plans, the Group expenses contributions as and when they are due. As the Group is not liable for any legal or constructive obligations under the plans beyond the contributions paid, no provision therefor is made. Defined benefit pension plans, liabilities and prepaid expenses are determined as follows:

—	using the Projected Unit Credit Method (with projected final salary), which provides that each period of service gives rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation. Actuarial assumptions comprise mortality, rates of employee turnover and projection of future salary levels;

—	recognizing, over the expected average remaining working lives of the employees participating in the plan, actuarial gains and losses in excess of more than 10% of the present value of the defined benefit obligation or 10% of the fair value of any plan assets.
      Since January 1, 2004, the Group has also accrued certain other post-employment benefits, such as life insurance and health insurance, as a result of applying the CNC’s recommendation No. 2003-R.01.
      In accordance with clarifications made by the CNC in its press release dated July 22, 2004, Alcatel recognized in shareholders’ equity the actuarial gains and losses as of January 1, 2004 related to experience adjustments and adjustments linked to changes in actuarial assumptions.
      As described above, actuarial gains and losses that have occurred since January 1, 2004 are accounted for using the “corridor” method, which consists of accounting for them as an adjustment of the reserve and of recognizing them in income if they exceed a threshold of 10%.
      The expense resulting from the change in net pension and other post-retirement obligations is recorded in income from operations or in financial income (loss) depending upon the nature of the underlying obligation.
      As the CNC’s recommendation 2003-R.01 specifically excludes awards granted to employees based on their length of service from the definition of benefits similar to pensions and retirement indemnities, such long-service awards have been accounted for in other reserves beginning January 1, 2003.

(j)	Reserves for restructuring
      Reserves for restructuring costs are provided when the restructuring programs have been finalized and approved by Group management and have been announced before the balance sheet date of the Group’s financial statements, resulting in an obligation of the Group to third parties. Such costs primarily relate to severance payments, early retirement, costs for notice periods not worked, training costs of terminated

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
employees, and other costs linked to the shut-down of facilities. Write-offs of fixed assets, inventories and other assets directly linked to restructuring measures are also accounted for in restructuring costs.

(k)	Deferred taxation
      Deferred income taxes are computed under the liability method for all temporary differences arising between tax bases of assets and liabilities and their reported amounts, including the reversal of entries recorded in individual accounts of subsidiaries solely for tax purposes. All amounts resulting from changes to the tax rate are recorded in the year in which the tax rate change is decided.
      Provisions are made for taxes on proposed dividends to be distributed by subsidiaries. No provision is made for taxes payable on undistributed retained earnings.
      Deferred income tax assets are recorded in the consolidated balance sheet when it is more likely than not that the tax benefit will be realized in the future.
      Due to the difficulty in determining the period in which certain material temporary differences are likely to reverse, deferred tax assets and liabilities are not discounted and are calculated based on the most recently voted tax rate applicable to the following fiscal year.
      To assess the ability of the Group to recover tax assets, the following elements have been taken into account:

—	forecasts of future tax results,

—	analysis of income or loss in recent years, excluding non-recurring items,

—	historical data concerning recent years’ tax results,

—	undervalued assets, if any, which the Group intends to dispose of.

(l)	Net sales and long-term contracts
      Net sales include sales and revenues net of value added taxes (VAT). In general, the Group recognizes revenue from the sale of goods and equipment when persuasive evidence of an arrangement with its customer exists, delivery has occurred, the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Group. In arrangements where the customer specifies final acceptance of the goods, equipment, services or software, revenue is generally deferred until all the acceptance criteria have been met.
      For revenues generated from construction contracts, primarily those related to customized network construction and build-outs, the Group applies the percentage of completion method of accounting in application of the above principles, provided certain specified conditions are met, based either on the achievement of contractually defined milestones or on costs incurred compared with total estimated costs. Any estimated construction contract losses are recognized immediately when known. If uncertainty exists relating to customer acceptance, or the contract’s duration is relatively short, revenues are recognized only to the extent of costs incurred that are recoverable, or on completion of the contract. Work in progress on construction contracts is stated at production cost, excluding administrative and selling expenses.
      Partial payments received on long-term contracts are recorded in customers’ deposits and advances.
      For revenues generated from licensing, selling or otherwise marketing software solutions, the Group recognizes revenue generally upon delivery of the software and on the related services as and when they are performed, in application of the principles described in the second preceding paragraph. For arrangements to sell software licenses with services, software license revenue is recognized separately from the related service revenue, providing the transaction adheres to certain criteria (as prescribed by the AICPA’s SOP 97-2), such

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
as the existence of sufficient vendor-specific objective evidence of fair value to permit allocation of the revenue to the various elements of the arrangement. If the arrangement does not meet the specified criteria, revenue is deferred and recognized ratably over the service period. For arrangements to sell services only, revenue from training or consulting services is recognized when the services are performed. Maintenance service revenue, including post-contract customer support, is deferred and recognized ratably over the contracted service period.
      For product sales made through resellers and distributors, revenue is recognized at the time of shipment to the distribution channel. Accruals for any estimated returns are recorded at the same time based on contract terms and prior claims experience.
      The Group accrues for warranty costs, sales returns and other allowances based on contract terms and its historical experience.

(m)	Income from operations
      Income from operations includes gross margin, administrative and selling expenses, research and development expenses (see note 1e), pension costs (without financial component, note 1i) and employee profit sharing. Income from operations is calculated before interest expenses on notes mandatorily redeemable for shares, financial income (loss), restructuring costs, other revenue and expense, income tax, share in net income of equity affiliates and disposed of or discontinued operations, and amortization of goodwill.

(n)	Financial income (loss)
      Financial income (loss) includes interest charges and income, dividends received from unconsolidated companies, reserves for investments in unconsolidated companies, marketable securities and other financial assets, net exchange gain (loss) (excluding hedging of commercial transactions), financial component of pension costs and other financial expenses and income (capital gain/loss on disposal of marketable securities, for example).
      Alcatel’s banking subsidiary (Electro Banque) is fully consolidated. The operational banking revenues and costs are presented in financial income (loss), as the bank’s activity, being primarily an extension of the Group’s activity, enables savings to be made in interest expense and contributes to the financing of net sales (see note 1t).

(o)	Other revenue and expense
      Other revenue and expense includes capital gain/loss on share disposals and tangible and intangible asset disposals; non-recurring expenses and revenues linked to ordinary business that are exceptional in terms of materiality and frequency; and extraordinary expenses and revenues.

(p)	Structure of consolidated balance sheet
      Most of the Group’s activities in the various business segments involve long-term operating cycles. As a result, the consolidated balance sheet combines trading assets (inventories and work in progress and accounts receivable) and trading liabilities (reserves for liabilities and charges, customers’ deposits and advances, trade payables and other payables) without distinction between the amounts due in less than one year and due after more than one year.

(q)	Financial instruments
      The Group uses financial instruments to manage and reduce its exposure to fluctuations in interest rates, foreign currency exchange rates and metal prices. When these contracts qualify as hedges, gains and losses on

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
such contracts are accounted for in the same period as the item being hedged; otherwise, changes in the market value of these instruments are recognized in the period of change.

(r)	Cash and cash equivalents
      Cash and cash equivalents in the consolidated statements of cash flows includes cash as well as short-term investments that are readily convertible to fixed amounts of cash. Cash and cash equivalents does not include investments in listed securities or bank accounts restricted in use, other than restrictions due to regulations applied in a specific country or sector of activities (exchange controls, etc.). Bank overdrafts considered as financing are also excluded from cash and cash equivalents.
      Cash and cash equivalents in the balance sheets corresponds to the cash and cash equivalents defined above, including listed securities accounted for as marketable securities.

(s)	Marketable securities
      Marketable securities are valued at the lower of cost or market value.

(t)	Customer financing
      The Group undertakes two types of customer financing:

—	financing relating to the operating cycle and directly linked to actual contracts;

—	longer-term financing (beyond the operating cycle) through customer loans, minority investments or other forms of financing.
      The first category of financing is accounted for in current assets, and loan allowances are accounted for in income from operations or in other expenses (see note 1o). Changes in net loans receivable are presented in net change in current assets of the consolidated statements of cash flows.
      The second category of financing is accounted for in other investments and miscellaneous, net, and impairments are included in financial income (loss) or in other expenses (see note 1o). Changes in net loans receivable are included in cash flows from investing activities (decease/ increase in loans) of the consolidated statements of cash flows.
      Furthermore, the Group may give guarantees to banks in connection with customer financing. These are included in off balance sheet commitments (see note 31).
Note 2 — Changes in the consolidated companies
      The main changes in consolidated companies for 2004 were as follows:

•	On January 14, 2004, Alcatel, pursuant to its announcement in October 2003, finalized the sale of SAFT, a subsidiary of the Group that specialized in battery operations, to Doughty Hanson for € 390 million. The battery operations were recorded as a discontinued operation for the year ended December 31, 2003. The gain on disposal amounted to € 255 million and was recorded in 2004 under the caption “other revenue (expense)” (see note 7).

•	On April 26, 2004, Alcatel and TCL Communication Technology Holdings Limited announced the execution of a memorandum of understanding to form a joint venture mobile handset company. The joint venture company officially started operations on August 31, 2004 and is 55% owned by TCL and 45% owned by Alcatel. It is consolidated under the equity method in Alcatel’s accounts from September 1, 2004. The mobile phone business has been accounted for as a disposed of activity as

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

from January 1, 2004 (see note 6). The gain on disposal was recorded in 2004 under the caption “other revenue (expense)” (see note 7).

•	On May 17, 2004, Alcatel announced that it had signed definitive binding documentation with Draka Holding N.V. (“Draka”) in relation to the proposed combination of their respective global optical fiber and communication cable businesses. The final agreement was signed on July 2, 2004. Draka owns 50.1% and Alcatel owns 49.9% of the new company, Draka Comteq B.V. This company was consolidated under the equity method as of July 1, 2004. Alcatel’s optical fiber activity has been accounted for as a disposed operation as of and after January 1, 2004 (see note 6). As the 2004 financial statements for Draka Comteq BV were not available at the closing date of Alcatel’s financial statements, an estimated gain/loss on disposal and an estimated share in the net result of Draka Comteq BV were taken into account in the income statement at December 31, 2004.

•	On June 18, 2004, Alcatel and Finmeccanica announced the execution of a memorandum of understanding to merge their space activities through the creation of two sister companies, to which both partners will contribute their respective satellite industrial and service activities.

The first company, Alcatel Alenia Space, of which Alcatel will hold 67% and Finmeccanica 33%, will combine Alcatel Space and Alenia Spazio’s industrial activities. This company will concentrate on the design, development, and manufacture of space systems, satellites, equipment, instruments, payloads and associated ground systems. The management team of Alcatel Alenia Space will be located in France. The company will operate through five business divisions (Telecommunications, Optical Observation and Science, Observation Systems and Radar, Navigation, Infrastructure and Transportation).

The second company, of which Finmeccanica will hold 67% and Alcatel 33%, will combine Telespazio (Finmeccanica group) with Alcatel Space’s operations and services activities. This company will concentrate on operations and services for satellite solutions, which includes control and exploitation of space systems as well as value-added services for networking, multimedia and earth observation. Its management team will be located in Italy.

The definitive agreement relating to the creation of these two new companies was signed on January 28, 2005, this agreement is subject to the necessary approvals of the regulatory authorities.

•	On September 17, 2004, Alcatel announced that it had acquired privately held, U.S.-based eDial Inc., a leading provider of conferencing and collaboration services for businesses and telephone companies. The acquisition price was € 22 million (based on the market value at that date of Alcatel’s American Depositary Shares) and was paid for in Alcatel ADSs and cash.

•	On September 17, 2004, Alcatel signed an agreement with a private equity firm, Ripplewood, to divest all of its electrical power system activities (Saft Power Systems). The closing of this sale took place on January 25, 2005. The results of this business were recorded as a discontinued operation in 2004 (see notes 6). The gain/loss on disposal will be recorded in the first quarter of 2005.

•	On December 14, 2004, Alcatel announced that it had sold 7.1 million Avanex shares, bringing the Group’s stake in this company to below 20%. With this partial sale of its investment and in the absence of a seat on Avanex’s board of directors, the Group considers that it no longer exercises significant influence on Avanex and, as a result, as from this date, the remaining net book value of the shares has been accounted for as a non-consolidated investment and no longer as an equity affiliate.

•	On December 16, 2004, Alcatel completed the acquisition of the privately held, U.S.-based Spatial Communications (known as Spatial Wireless), a leading provider of software-based and multi-standard distributed mobile switching solutions. All of Spatial Wireless shares were acquired for

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.4 million Alcatel’s ADSs, representing a value of € 207 million (based upon the market price of ADSs on the closing date).
      The main changes for 2003 in the consolidated companies were as follows:

•	In February 2003, Alcatel exercised its option to put its 50% shareholding in Atlinks to Thomson, its joint venture partner. This put option was part of the initial contract signed in 1999 with Thomson. Alcatel received € 68 million. Atlinks was consolidated under the equity method and this disposal has not had a significant impact on the Group’s financial statements (see note 6).

•	At the end of April 2003, Alcatel completed the acquisition of iMagic TV Inc, a Canadian company, which develops software products that enable service providers to create, deliver and manage digital television and media services over broadband networks. Alcatel already owned 16% of this company. The remaining 84% of the company was acquired for 3.5 million Alcatel ADSs, resulting in an acquisition price of € 26 million (based upon the market price of ADSs on the closing date). This company is consolidated from May 1, 2003. This acquisition has not had a significant impact on the accounts of Alcatel.

•	In May 2003, Alcatel announced that it had entered into a binding agreement with Avanex to divest its optical components business. This transaction was completed on July 31, 2003. As part of this transaction, Avanex also acquired certain assets of Corning Incorporated’s photonics activities. In consideration for the assets contributed, Alcatel received 28% of the capital of Avanex, which is consolidated using the equity method. The financial results and financial position of the optical components business have been accounted for as a disposed of or discontinued operation (see note 5).

•	In June 2003, Alcatel entered into a settlement that brought to an end its litigation against Loral and its subsidiary, Space Systems/ Loral Inc. With this agreement, Alcatel purchased Loral’s shares in the company, Europe*Star, bringing Alcatel’s stake in this company to 95% from 51%. This company, previously accounted for under the proportionate consolidation method at 51%, was fully consolidated from July 1, 2003. As a result of this change in the method of consolidation, financial debt increased by € 111 million. There was no other significant impact on the consolidated financial statements. On July 15, 2003, Loral filed for bankruptcy protection from its creditors under Chapter 11 of the United States Bankruptcy Code. Although it is not possible at this time to determine the consequences resulting from this event, Alcatel considers that its impact will not have a material effect on its financial position.

•	In July 2003, Alcatel completed the acquisition of TiMetra Inc., a California company, specializing in IP/MPLS service routing at the network edge. All of the TiMetra shares were acquired for 18 million Alcatel ADSs, resulting in an acquisition price of € 145 million (based upon the market price of ADSs on the closing date). This company is consolidated from August 1, 2003.
      In order to make comparisons easier, restated income statements, which are unaudited, are presented to take into account changes in the consolidated companies and discontinuation of the following businesses:
      2003 and 2002 restated to account for dispositions in 2004:

—	sale of the optical components business announced in May 2003 and finalized in July 2003;

—	disposal of Saft announced in October 2003 and finalized in January 2004;

—	disposal of the optical fiber activity announced in May 2004 and completed in July 2004;

—	disposal of the mobile phones activity announced in April 2004 and completed in August 2004; and

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

—	disposal of the electrical power systems activity (Saft Power Systems), announced in September 2004 and completed in January 2005.
      In 2003, Alcatel published restated income statements for 2002 to take account of the following dispositions:

—	sale of the optical components business announced in May 2003 and finalized in July 2003;

—	disposal of Saft announced in October 2003 and finalized in January 2004.
      Data for 2004, 2003 and 2002 have been restated to show the results of the above businesses under the caption including disposed of or discontinued operations:

		2003	2002	2002
		restated	restated	restated
		(unaudited)	(unaudited)	(unaudited)
		for 2004	for 2004	for 2003
	2004	dispositions	dispositions	dispositions

	(In millions of euro except per share information)
Net sales	12,265	11,606	14,337	16,014
Cost of sales	(7,690)	(7,614)	(10,192)	(11,708)

Gross profit	4,575	3,992	4,145	4,306

Administrative and selling expenses	(2,010)	(2,033)	(2,652)	(2,757)
R&D costs	(1,587)	(1,510)	(1,958)	(2,155)

Income (loss) from operations	978	449	(465)	(606)

Interest expense on notes mandatorily redeemable for shares	(44)	(47)	(1)	(1)
Financial income (loss)	(132)	(248)	(1,004)	(1,008)
Restructuring costs	(304)	(1,260)	(1,168)	(1,379)
Other revenue (expense)	364	248	(445)	(737)
Income (loss) before amortization of goodwill and taxes	862	(858)	(3,082)	(3,731)

Income tax	(9)	(81)	34	49
Share in net income of equity affiliates and discontinued operations	(97)	(418)	(1,149)	(513)

Consolidated net income (loss) before amortization of goodwill and purchase R&D	756	(1,357)	(4,197)	(4,195)

Amortization of goodwill	(408)	(407)	(388)	(386)
Exceptional amortization of goodwill	—	(160)	(142)	(142)
Purchased R&D	(1)	—	—
Minority interests	(66)	(20)	(18)	(18)

Net income (loss)	281	(1,944)	(4,745)	(4,745)

Ordinary Shares
Basic earnings per share	0.21	(1.46)	(3.99)	(3.99)
Diluted earnings per share	0.21	(1.46)	(3.99)	(3.99)
Note 3 — Information by business segment and by geographical area
(a)  Information by business segment
      The tables below present information by the following business segments; they take into account the organization put into place at the beginning of 2003, comprising three business segments, addressing three principal markets. Previously, Alcatel was organized along technology lines.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The first two business segments, Fixed Communications and Mobile Communications, serve the telecom service provider markets and comprise:

—	infrastructure equipment divisions responsible for network equipment and pre and post commissioning tasks; these divisions have a strong focus on network solutions in their respective markets; and

—	a division focusing on applied solutions, which includes application software activities and which interacts with the equipment divisions.
      The third business segment, Private Communications, fulfills a dual function:

—	it is responsible for all communication markets other than telecom operator markets and is organized along vertical market segment lines covering equipment, network solutions and applied solutions; and

—	it provides network services supporting the entire portfolio of Alcatel customers.
      The segment Other includes miscellaneous businesses outside Alcatel’s core businesses, such as corporate purchasing, reinsurance and banking activities and corporate holding companies accounting mainly for corporate expenses. None of these activities are sufficiently significant to be disclosed as reportable segments.
      The information by segment follows the same accounting policies as those used and described in these consolidated financial statements.
      Data for 2003 and 2002 have been restated to take into account the organization put in place at the beginning of 2003 and the disposal and discontinuation of significant businesses described in note 2 and accounted for in the presentation of the restated income statements. In addition, Alcatel published data for 2002 that was restated to take into account the organization put in place in 2003 and the disposal and discontinuation of significant businesses during 2003 described in note 2. Such data for 2002 is also listed below.
      Profit and loss for each reportable segment is measured using “income from operations”.

	Fixed	Mobile	Private			Total
	Communications	Communications	Communications	Other	Eliminations	Group

	(in millions of euros except for number of staff)
2004
Sales
— segments	5,131	3,301	3,965	—	—	12,397
— between segments	(34)	(3)	(95)	—	—	(132)
Net sales	5,097	3,298	3,870	—	—	12,265
Income (loss) from operations	429	401	235	(87)	—	978
Depreciation of property, plant and equipment	(160)	(73)	(100)	—	—	(333)
Changes in operational reserves
(current assets and accrued contract costs)	41	(60)	(29)	—	—	(48)
Capital expenditures	65	82	78	1	—	226
Property, plant and equipment, net	523	285	349	4	—	1,161
Operating assets(a)	1,846	1,634	1,716	12	(72)	5,136

(a)	Operating assets includes net inventories and work in progress, net customer receivables and advances and progress payments.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Fixed	Mobile	Private			Total
	Communications	Communications	Communications	Other	Eliminations	Group

	(in millions of euros except for number of staff)
2003 restated to account for dispositions in 2004 (unaudited)
Sales
— segments	5,364	2,929	3,627	16	—	11,936
— between segments	(106)	(31)	(192)	(1)	—	(330)
Net sales	5,258	2,898	3,435	15	—	11,606
Income (loss) from operations (a)	155	315	123	(144)	—	449
Depreciation of property, plant and equipment	(245)	(71)	(132)	(1)	—	(449)
Changes in operational reserves
(current assets and accrued contract costs)	184	68	(41)	—	—	211
Capital expenditures	52	39	47	—	—	138
Property, plant and equipment, net	655	247	497	(38)	—	1,361
Operating assets(b)	2,001	1,249	1,481	34	(108)	4,657

(a)	For 2003, due to their unusual amounts, reserves on receivables, non-recurring expenses linked to the interruption of contracts and costs related to operations to be discontinued, have been reclassified under the line “other revenue (expense)” (Note 6).

(b)	Operating assets includes net inventories and work in progress, net customer receivables and advances and progress payments.

	Fixed	Mobile	Private			Total
	Communications	Communications	Communications	Other	Elimination	Group

	(in millions of euros except for number of staff)
2002 restated to account for dispositions in 2004 (unaudited)
Sales
— segments	7,284	3,351	4,109	21	—	14,765
— between segments	(198)	(60)	(170)	—	—	(428)
Net sales	7,086	3,291	3,939	21	—	14,337
Income (loss) from operations (a)	(686)	248	115	(142)	—	(465)
Depreciation of property, plant and Equipment	(403)	(91)	(152)	4	—	(642)
Changes in operational reserves
(current assets and accrued contract costs)	503	159	112	—	—	774
Capital expenditures	112	42	87	18	—	259
Property, plant and equipment, net	1,113	309	573	34	—	2,029
Operating assets(b)	3,355	1,547	1,829	38	(113)	6,656

(a)	For 2002, due to their unusual amounts, reserves on receivables, non-recurring expenses linked to the interruption of contracts and costs related to operations to be discontinued, have been reclassified under the line “other revenue (expense)” (Note 7).

(b)	Operating assets includes net inventories and work in progress, net customer receivables and advances and progress payments.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Fixed	Mobile	Private			Total
	Communications	Communications	Communications	Other	Elimination	Group

	(in millions of euros except for number of staff)
2002 restated (unaudited) for 2003 dispositions as published in 2003
Sales
— segments	7,826	4,542	4,109	21	—	16,498
— between segments	(252)	(62)	(170)	—	—	(484)
Net sales	7,574	4,480	3,939	21	—	16,014
Income (loss) from operations (a)	(784)	204	115	(141)	—	(606)
Depreciation of property, plant and Equipment	(515)	(96)	(174)	4	—	(781)
Changes in operational reserves
(current assets and accrued contract costs)	566	193	103	—	—	862
Capital expenditures	173	45	105	18	—	341
Property, plant and equipment, net	1,495	324	646	34	—	2,499
Operating assets(b)	3,589	1,723	1,829	38	(157)	7,022

(a)	For 2002, due to their unusual amounts, reserves on receivables, non-recurring expenses linked to the interruption of contracts and costs related to operations to be discontinued, have been reclassified under the line “other revenue (expense)” (Note 7).

(b)	Operating assets includes net inventories and work in progress, net customer receivables and advances and progress payments.
(b) Information by geographical segment
      Data for 2003 and 2002 have been restated to take into account the organization put in place at the beginning of 2003 and the disposal and discontinuation of significant businesses described in note 2 and accounted for in the presentation of the restated income statements. In addition, Alcatel published data for 2002 that was restated to take into account the organization put in place in 2003 and the disposal and discontinuation of significant businesses during 2003 described in note 2. Such data for 2002 is also listed below.

			Other
			Western	Rest of	Asia	North	Rest of
	France	Germany	Europe	Europe	Pacific	America	world	Consolidated

	(in millions of euros except for number of staff)
2004
Net sales
— by subsidiary location	4,394	1,189	2,302	253	1,423	1,819	885	12,265
— by geographical market	1,676	794	2,712	892	1,868	1,785	2,538	12,265
Income (loss) from operations	276	86	138	30	132	286	30	978
Property, plant and equipment, net	365	168	293	20	97	174	44	1,161
Total assets	10,280	827	2,875	202	1,944	2,271	638	19,037
2003 restated (unaudited) for 2004 dispositions
Net sales
— by subsidiary location	3,960	1,028	2,130	266	1,496	1,969	757	11,606
— by geographical market	1,439	757	2,611	857	2,083	1,833	2,026	11,606
Income (loss) from operations	(7)	28	116	43	154	90	25	449
Property, plant and equipment, net	393	180	388	28	92	226	54	1,361
Total assets	11,853	1,014	2,714	195	1,944	2,411	534	20,665

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Other
			Western	Rest of	Asia	North	Rest of
	France	Germany	Europe	Europe	Pacific	America	world	Consolidated

	(in millions of euros except for number of staff)
2002 restated (unaudited) for 2004 dispositions
Net sales
— by subsidiary location	4,698	1,354	2,609	390	1,648	2,666	972	14,337
— by geographical market	1,966	1,074	2,840	974	2,408	2,637	2,438	14,337
Income (loss) from operations	(146)	(28)	(260)	45	122	(268)	71	(464)
Property, plant and equipment, net	602	229	579	41	132	369	77	2,029
Total assets	13,095	1,238	3,997	249	2,252	3,097	683	24,611
2002 restated (unaudited) for 2003 dispositions as published in 2003
Net sales
— by subsidiary location	5,811	1,481	2,756	390	1,840	2,761	975	16,014
— by geographical market	2,299	1,186	3,334	1,164	2,744	2,729	2,558	16,014
Income (loss) from operations	(260)	(32)	(261)	45	131	(299)	70	(606)
Property, plant and equipment, net	744	252	609	41	161	448	83	2,338
Total assets	13,498	1,318	4,071	249	2,305	3,244	706	25,391

The above information is analyzed by subsidiary location, except for net sales which are also analyzed by geographical market.
Note 4 — Research and development costs

		2003
	2004	published

	(in millions of euros)
Research costs	83	218
Development costs	1,442	1,375
Customer-funded research and development	62	—

R&D costs	1,587	1,593

Customer-funded research and development	—	59
Customer design engineering costs	237	278
Capitalized development costs	32	10

R&D effort	1,856	1,940

As a percentage of sales	15.1%	15.5%
      Customer design engineering costs represent amounts disbursed under the terms of contracts with customers and are expensed to cost of sales. Certain software development costs are capitalized. The net effect of this capitalization (being the capitalization of certain costs of the period less the amortization charge of previously capitalized costs) results in a decrease of research and development costs.
      As part of the changeover to IFRS in 2005, the method of presenting research and development costs has been revised as from January 1, 2004 to better reflect the requirements of IAS 18 (Revenue) and IAS 20 (Accounting for Government Grants and Disclosure of Government Assistance).
      In previous years, research and development grants and license revenues received were deducted from R&D costs, and costs incurred in respect of customer-funded research and development or research contracts were systematically recorded in cost of sales.
      As a result, commencing on January 1, 2004, research and development costs are recorded gross and include research financed by institutions or carried out in the framework of research contracts.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The purpose of changing the manner in which the research and development effort is presented is to improve the quality of the information given, to prepare for the changeover to IFRS and to be more in line with the accounting practice of Alcatel’s principal competitors.
      The new method of presentation described above would have had the following impacts on Alcatel’s results for the year ended December 31, 2003 and for each quarter in 2003:

	New presentation

	Q1 2003	Q2 2003	Q3 2003	Q4 2003	December 31,
	restated	restated	restated	restated	2003 restated

	(in millions of euros)
Net sales	2,632	2,848	2,742	3,469	11,691
of which revenue relating to R&D	15	19	25	26	85
Cost of sales	(1,765)	(1,880)	(1,689)	(2,221)	(7,555)

Gross profit	867	968	1,053	1,248	4,136

Administrative and selling expenses	(549)	(512)	(482)	(490)	(2,033)
R&D costs	(421)	(409)	(400)	(424)	(1,654)

Income (loss) from operations	(103)	47	171	334	449

	Previous presentation

	Q1 2003	Q2 2003	Q3 2003	Q4 2003	December 31,
	restated	restated	restated	restated	2003 restated

	(in millions of euros)
Net sales	2,616	2,829	2,718	3,443	11,606
of which revenue relating to R&D	—	—	—	—	—
Cost of sales	(1,771)	(1,898)	(1,703)	(2,242)	(7,614)

Gross profit	845	931	1,015	1,201	3,992

Administrative and selling expenses	(549)	(512)	(482)	(490)	(2,033)
R&D costs	(399)	(372)	(362)	(377)	(1,510)

Income (loss) from operations	(103)	47	171	334	449

Note 5 — Financial income (loss)

	2004	2003	2002

	(in millions of euros)
Net interest (expense) income	(90)	(102)	(159)
Dividends	6	4	9
Provision(a)	39	(39)	(669)
Net exchange gain (loss)	(14)	(21)	(82)
Financial component of the pension costs	(50)	(70)	(70)
Other financial items (net)	(23)	(14)	(47)

Net financial income (loss)	(132)	(242)	(1,018)

(a)	Of which: € (480) million and € (171) million, respectively, represented reserves to cover guarantees issued by a member of the Group and vendor financing in 2002 and 2001.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 6 — Equity affiliates and disposed of or discontinued operations
Income statement

	2004	2003	2002

	(in millions of euros)
Share in net income of equity affiliates(a)	(31)	(12)	(75)
Income (loss) on disposed of or discontinued operations (b)	(66)	(101)	(32)

Total	(97)	(113)	(107)

(a)	For 2002, € (79) million related to the actual share of the net income of Thales since an estimated figure had been included in the 2001 full year results. From January 1, 2002, share in net income of Thales was taken into account only after the publication of Thales’ financial statements. 2004 information for Thales was not available at the closing date of Alcatel’s financials, so no share in net income of Thales was taken into account in the income statement for the second half of 2004.

(b)	Disposed of or discontinued operations for 2003 and 2004 are described in note 2.
     The income statements of disposed of or discontinued operations for 2004, 2003 and 2002 are as follows:

	2004	2003	2002

	(in millions of euros)
Net sales(a)	571	545	318
Cost of sales(a)	(476)	(412)	(257)

Gross margin	95	133	61

Administrative and selling expenses	(93)	(83)	(82)
R&D costs	(61)	(34)	—

Income (loss) from operations	(59)	16	(21)

Net income (loss)	(66)	(101)	(32)

(a)	The net sales and cost of sales represent transactions outside the Group and are therefore after elimination of intra-Group transactions.
     The cash flows of disposed of or discontinued operations in 2004 and 2003 were as follows:

	2004	2003

	(in millions of
	euros)
Net income (loss)	(66)	(101)
Net cash provided (used) by operating activities before changes in working capital	(122)	(3)
Net cash provided (used) by operating activities	(246)	(5)
Net cash provided (used) by investing activities	(4)	(51)
Net cash provided (used) by financing activities	231	60 (a)
Net effect of exchange rate changes	2	(5)
Net increase (decrease) in marketable securities and cash	(17)	(1)

(a)	Alcatel Group’s Central Treasury provided financing for disposed of or discontinued activities until the date of disposal.
     Disposed of or discontinued operations as of December 31, 2003 were the optical components business (Optronics France and Optronics UK, formerly Kymata) and the Saft Group.
      Disposed of or discontinued operations as of December 31, 2004 were the optical fiber, mobile phone and electrical power systems businesses (see note 2).

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 7 — Other revenue (expense)

	2004	2003	2002

	(in millions of euros)
Net capital gains (loss) on disposal of property, plant and equipment	93	199	(9)
Net capital gains (loss) on disposal of shares	258	(95)	296

Net capital gains (loss) on disposal of assets(a)	351	104	287

Write-off of trade receivables and inventories(b)	36	90	(548)
Write-off of other assets(c)	(22)	(151)	(473)
Cost linked to the termination or disposal of activities (d)	—	5	(2)
Other	(1)	72	(94)

Other revenue (expense)	13	16	(1,117)

Total	364	120	(830)

(a)	of which:

— disposal of Vivendi, Société Générale, Thales and Thomson Multimedia shares	—	—	261
— disposal of Nexans securities	—	—	(22)
— disposal of Saft shares	255
— disposal of Alcatel Microelectronics shares	7	6	221
— disposal of properties	66	215	—
— disposal of optical components business	4	(76)	—
— miscellaneous (less than € 100 million of net value each)	19	(41)	(164)
(b) of which:
— related to the Fixed Communications segment	36	74	(450)
— related to the Mobile Communications segment		—	—
— related to the Private Communications segment	—	16	(98)
(c) of which:
— impairment of fixed assets in Fixed Communications segment	—	(126)	(394)
(d) of which:
— shut-down of the LMDS activity	—	—	—
— disposal of CPE activities	—	5	10
— write-off of acquired technologies	—	—	(9)
— miscellaneous	—	—	(3)
Note 8 — Income tax
(a)  Analysis of income tax (charge) benefit

	2004	2003	2002(a)

	(in millions of euros)
Current income tax (charge) benefit	103	(62)	283
Deferred income tax (charge) benefit, net	(112)	(20)	(264)

Income tax (charge) benefit	(9)	(82)	19

(a)	Due to the decision taken to carry back tax losses, mainly in France, a current income tax profit has been recorded during 2002 (see Note 30b) of which the counterpart is a charge in deferred income tax.
     Given income expectations in 2002 and local tax regulations, the Group extended as from the second quarter of 2002 the scope of countries where deferred tax assets were no longer recorded. This action explains the deferred income tax charges for 2004 of € 112 million, for 2003 of € 20 million and for 2002 of € 264 million.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      As income expectations are now more favorable, deferred tax assets were recorded in Belgium in 2004 for € 44 million. These were more than offset by the write-off of deferred tax assets in other countries. The current income tax benefit recorded in 2004 related primarily to the favorable outcome of tax litigation.
Geographical origin:

	2004	2003	2002

	(in millions of euros)
France	62	7	264
Foreign	41	(69)	19

Current income tax (charge) benefit	103	(62)	283

France	(120)	(27)	(101)
Foreign	8	7	(163)

Deferred income tax (charge) benefit	(112)	(20)	(264)

Income tax (charge) benefit	(9)	(82)	19

France	(33)	(1,032)	(1,914)
Foreign	487	(697)	(2,724)

Income (loss) before tax (after amortization of goodwill)	454	(1,729)	(4,639)

(b) Effective income tax rate
      The effective tax rate can be analyzed as follows:

	2004	2003	2002

	(in millions of euros, except
	for percentages)
Income (loss) before taxes, share in net income of equity affiliates, amortization of goodwill and purchased R&D	862	(1,151)	(4,050)
Average income tax rate	29.04%	32.85%	35.6%

Expected tax (charge) benefit	(250)	378	1,442

Impact of:
— reduced taxation of certain revenues(a)	—	4	5
— utilization (unrecognized) tax loss carry forwards	(12)	(575)	(1,903)
— tax credits	35	(3)	25
— other permanent differences	218	114	450

Actual income tax (charge) benefit	(9)	(82)	19

Effective tax rate	1.04%	(7.1)%	0.5%

(a)	Primarily capital gains on disposal of assets.
     Average income tax rate is the sum of income (loss) before taxes multiplied by the local statutory rate for each subsidiary, divided by consolidated income (loss) before taxes.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(c)  Deferred tax balances
      Deferred tax assets (liabilities) are included in the following captions of the consolidated balance sheet:

	2004	2003	2002

	(in millions of euros)
Other accounts receivable
— deferred tax assets recognizable	6,125	6,317	6,284
— deferred tax assets not recognized	(4,473)	(4,306)	(4,128)

Total(a)	1,652	2,011	2,156

Other payables
— deferred tax liabilities	(80)	(70)	(112)

Total(a)	(80)	(70)	(112)

Net deferred tax assets (liabilities)	1,572	1,941	2,044

(a)	See notes 18 and 30.
     The Group carries out an analysis of its deferred taxes in each country by applying to each subsidiary or tax grouping the national tax regulations, particularly those regarding tax losses carried forward.
      Due to the importance of tax losses in 2002 within certain companies or tax groupings, it was decided, in the second quarter of 2002, to extend the scope of countries where deferred tax assets are no longer recorded. Moreover, deferred tax assets have been assessed based on forecasts of future tax results and Alcatel’s ability to recover those assets. Only deferred tax assets with supportable and tangible proof of recovery in the future were recorded as of December 31, 2004. Projections of future taxable results, providing support for the recording of deferred tax assets, have been restricted to a maximum time-frame of 10 years, which is significantly less than the tax loss carryforward periods available under certain countries’ tax laws.
      Deferred tax assets primarily relate to tax loss carry forwards, accrued pension and retirement obligations and other non-tax deductible reserves.
      The potential impact of the U.S. American Jobs Creation Act on the deferred tax assets carried in the United States is under investigation.
      Deferred taxes that are not recognized because of their uncertain recovery amount to € 4,473 million, € 4,306 million, € 4,128 million respectively at December 31, 2004, 2003 and 2002.
(d) Tax losses carried forward
      Total tax losses carried forward represented a potential tax saving of € 4,858 million at December 31, 2004 (€ 4,483 million at December 31, 2003 and € 4,292 million at December 31, 2002).

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Tax losses carried forward expire as follows:

Years	Amount

(in millions
of euros)
2005	9
2006	14
2007	124
2008	80
2009 and thereafter(a)	4,631

Total	4,858

(a)	Of which € 2,900 million with unlimited carry forward period.
Note 9 — Earnings per share
      Earnings per share is calculated in compliance with IAS 33 (as revised December 2003).
      Basic earnings per share is computed using the weighted average number of shares issued after deduction of the weighted average number of shares owned by consolidated subsidiaries. Regarding the Newbridge acquisition, the entire issuance of Alcatel shares is taken into account for the earnings per share calculation (including shares exchangeable within five years for ADSs).
      In accordance with IAS 33 as revised (paragraph 23), the weighted average number of shares to be issued upon conversion of notes mandatorily redeemable for shares is included in the calculation of basic earnings per share for 2004, 2003 and 2002.
      Diluted earnings per share takes into account share equivalents having a dilutive effect, after deducting the weighted average number of share equivalents owned by consolidated subsidiaries, but not share equivalents that do not have a dilutive effect. Net income is adjusted for after-tax interest expense relating to convertible and redeemable bonds.
      The dilutive effects of stock option or stock purchase plans are calculated using the “treasury stock method”, which provides that proceeds to be received from exercise or purchase, are assumed to be used first to purchase shares at market price. The dilutive effects of notes mandatorily redeemable for shares are calculated on the assumption that the notes will be systematically redeemed for shares (the “if converted method”).
      As a result of the approval received at the shareholders’ meeting held on April 17, 2003, Alcatel’s Class O shares were converted into ordinary shares on a one-for-one basis. The earnings per share amounts for the ordinary shares presented below are therefore restated to include the Class O shares, which are considered to be ordinary shares for all periods presented.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The tables below reconcile basic earnings per share to diluted earnings per share for the three years presented:

	Ordinary shares

	Net income	Number	Per share
	(loss)	of shares	amount

	(in million of euros)
2004
Basic earnings per share	281	1,349,528,158	€0.21
Stock option plans	—	14,133,029	—
Convertible bonds and notes mandatorily redeemable for shares	—	—	—

Diluted earnings per share	281	1,363,661,187	€0.21

Ordinary shares:
      Consolidated subsidiaries of the Group owned 61,839,627 Alcatel ordinary shares and no share equivalents.
Shares subject to future issuance:
      The number of stock options not exercised as of December 31, 2004 amounted to 150,715,229 shares. Only 14,133,029 share equivalents have been taken into account for the calculation of the diluted earnings per share, as the remaining share equivalents had an anti-dilutive effect.
      Furthermore, 63,192,027 new or existing Alcatel ordinary shares, which are issuable in respect of Alcatel’s convertible bonds (OCEANE) issued on June 12, 2003, have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.

	Ordinary shares

	Net income	Number	Per share
	(loss)	of shares	amount

	(in million of euros)
2003
Basic earnings per share	(1,944)	1,332,364,920	€(1.46)
Stock option plans	—	—	—
Convertible bonds and notes mandatorily redeemable for shares	—	—	—

Diluted earnings per share	(1,944)	1,332,364,920	€(1.46)

Ordinary shares:
      Consolidated subsidiaries of the Group owned 62,988,536 Alcatel ordinary shares and no share equivalents.
Shares subject to future issuance:
      The number of stock options not exercised as of December 31, 2003 amounted to 156,681,418 shares. These shares, subject to issuance in the future, have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Furthermore, 63,192,027 new or existing Alcatel ordinary shares, which are issuable in respect of Alcatel’s convertible bonds (OCEANE) issued on June 12, 2003, have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.

	Ordinary shares

	Net income	Number	Per share
	(loss)	of shares	amount

	(in million of euros)
2002
Basic earnings per share	(4,745)	1,190,067,515	€(3.99)
Stock option plans	—	—	—

Diluted earnings per share	(4,745)	1,190,067,515	€(3.99)

Ordinary shares:
      Consolidated subsidiaries owned 63,333,004 Alcatel ordinary shares and no share equivalents.
Shares subject to future issuance
      The number of stock options not exercised as of December 31, 2002 amounted to 101,011,736 shares. These shares, subject to issuance in the future, have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.
Note 10 — Goodwill, net

		2004			2003
								2002
	Amort	Gross	Cumulative		Gross	Cumulative
Acquisitions	length	value	amortization	Net	value	amortization	Net	Net

	(in millions of euros)
CFA(a)	20	3,614	(2,631)	983	3,614	(2,451)	1,163	1,344
Telettra	20	1,703	(1,362)	341	1,703	(1,320)	383	424
“Submarine cables” activities	20	328	(147)	181	328	(131)	197	213
Alcatel Submarine Networks Tel	20	865	(735)	130	866	(722)	144	165
Alcatel Network Systems Inc.	20	490	(385)	105	528	(398)	130	177
Alcatel Space	20	1,226	(401)	825	1,236	(357)	879	971
Thales	20	262	(91)	171	261	(76)	185	196
Xylan/Packet Engines	20	894	(634)	260	964	(664)	300	482
Alcatel Shanghai Bell	20	132	(16)	116	142	(7)	135	200
Spatial Wireless	—	182	—	182	—	—	—	—
Other	5 to 20	694	(402)	292	755	(432)	323	425

Total		10,390	(6,804)	3,586	10,397	(6,558)	3,839	4,597

(a)	Corresponds to the buy-back of the activities of ITT Corporation’s subsidiaries in the 1990s.
     For 2004, the amortization charge amounted to € 408 million.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In 2004, changes of gross values and amortization of goodwill were as follows:

				Other
Gross value	31/12/2003	Acquisitions	Disposal	movements	31/12/2004

	(in millions of euros)
CFA	3,614	—	—	—	3,614
Telettra	1,703	—	—	—	1,703
“Submarine cables” activities	328	—	—	—	328
Alcatel Submarine Networks Tel	866	—	—	(1)	865
Alcatel Network Systems Inc.	528	—	—	(38)	490
Alcatel Space	1,236	—	—	(10)	1,226
Thales	261	—	—	1	262
Xylan/ Packet Engines	964	—	—	(70)	894
Alcatel Shanghai Bell	142	—	—	(10)	132
Spatial Wireless		200	—	(18)	182
Other	755	45	(27)	(79)	694

Total	10,397	245	(27)	(225)	10,390

      Other changes correspond primarily to exchange rate fluctuations and to the removal of Avanex and Saft Power Systems from the consolidated companies (see note 2).
      In 2002, the Group acquired an additional 18.35% interest in the capital of Alcatel Shanghai Bell, which enabled the Group to assume control of this company in which it had held a 31.65% interest and had previously accounted for under the equity method. As a result, this entity has been fully consolidated since July 1, 2002 and final goodwill of € 142 million was booked at December 31, 2003 (€ 132 million at December 31, 2004 due to changes in the exchange rate).
      Historically, Alcatel has not charged goodwill to shareholders’ equity. However, certain acquisitions have been accounted for using the pooling of interests method of accounting for stock-for-stock business combinations (provided for in article 215 of Regulation No. 99-02 of the “Comité de la Réglementation Comptable” (CRC). As a result of the changeover to International Financial Reporting Standards in 2005, this method of accounting has been abandoned beginning January 1, 2004, since it is not in compliance with the IFRS 3 reporting standard. Details of the last acquisitions completed and accounted for by this method are given below.
      During the third quarter of 2002, Alcatel disposed of 10.3 million Thales shares, resulting in a decrease of € 166 million in gross goodwill and of € 39 million in cumulative amortization.
      The acquisition of Telera during the second half of 2002 was financed by a capital increase. The pooling of interests method of accounting for stock-for-stock business combinations was also applied to this acquisition. As a result, € 60 million, representing the difference between the acquisition price and the net book value of Telera’s assets and liabilities acquired, was charged to shareholders’ equity.
      The acquisition of Astral Point during the first six months of 2002 was financed by a capital increase. The pooling of interests method of accounting for stock-for-stock business combinations was also applied to this acquisition. As a result, € 162 million, representing the difference between the acquisition price and the net book value of Astral Point’s assets and liabilities, was charged to shareholders’ equity.
      The acquisition of TiMetra during the third quarter 2003 was financed by a capital increase. The pooling of interests method of accounting for stock-for-stock business combinations was also applied to this acquisition. As a result, € 141 million, representing the difference between the acquisition price and the net book value of TiMetra’s assets and liabilities acquired, was charged to shareholders’ equity.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Other than TiMetra, the pooling of interests method of accounting for stock-for-stock business combinations was also applied to the acquisitions of Astral Point, Telera, DSC, Genesys and Newbridge.
      The acquisition of Spatial Wireless during the third quarter 2004 was financed by a capital increase of € 212 million. This business combination was accounted for using the purchase method. Allocation of the cost of the combination resulted in recording € 71 million of intangible assets (acquired technologies, customer contractual relationships, etc.) and goodwill of € 200 million.

				Changes in
		2004	Exceptional	consolidated	Other
Amortization	31/12/2003	Appropriation	Amortization	companies	movements	31/12/2004

	(in millions of euros)
CFA	2,451	180	—	—	—	2,631
Telettra	1,320	42	—	—	—	1,362
“Submarine cables” activities	131	16	—	—	—	147
Alcatel Submarine Networks Tel	722	15	—	—	(2)	735
Alcatel Network Systems Inc.	398	18	—	—	(31)	385
Alcatel Space	357	55	—	—	(11)	401
Thales	76	13	—	—	2	91
Xylan/ Packet Engines	664	20	—	—	(50)	634
Alcatel Shanghai Bell	7	11	—	—	(2)	16
Spatial Wireless	—	—	—	—	—	—
Other	432	38	—	(19)	(49)	402

Total	6,558	408	—	(19)	(143)	6,804

      Other changes correspond primarily to exchange rate fluctuations and to the removal of Avanex and Saft Power Systems from the consolidated companies (see note 2).
      The method applied for the goodwill impairment tests performed in 2004, 2003 and 2002 is described in note 1f.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 11 — Other intangible assets, net

(a)	Changes in other intangible assets

	Gross value

	Software	Other	Total

	(in millions of euros)
December 31, 2001	962	296	1,258

Additions	144	6	150
Disposals	(112)	(18)	(130)
Write-offs	(57)	(1)	(58)
Other movements	(308)	(32)	(340)

December 31, 2002	629	251	880

Additions	104	7	111
Disposals	(128)	(25)	(153)
Write-offs	—	—	—
Other movements	(24)	(51)	(75)

December 31, 2003	581	182	763

Additions	148	4	152
Disposals	(21)	(1)	(22)
Write-offs	—	—	—
Other movements	(37)	110 (a)	73

December 31, 2004	671	295	966

(a)	Other changes relate primarily to other intangible assets acquired with business combinations.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Changes in accumulated amortization of other intangible assets

	Accumulated amortization

	Software	Other	Total

	(in millions of euros)
December 31, 2001	564	222	786

Amortization charge	192	31	223
Write-backs	(108)	(18)	(126)
Write-offs and exceptional amortization charges	(12)	8	(4)
Other movements	(281)	(30)	(311)

December 31, 2002	355	213	568

Amortization charge	111	16	127
Write-backs	(127)	(23)	(150)
Write-offs and exceptional amortization charges	—	—	—
Other movements	(16)	(50)	(66)

December 31, 2003	323	156	479

Amortization charge	118	9	127
Write-backs	(21)	(1)	(22)
Write-offs and exceptional amortization charges	—	18	18
Other movements	(33)	—	(33)

December 31, 2004	387	182	569

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Changes in other intangible assets, net

	Net value

	Software	Other	Total

	(in millions of euros)
December 31, 2001	398	74	472

Additions	144	6	150
Net impact of disposals	(4)	—	(4)
Amortization charge	(192)	(31)	(223)
Write offs and exceptional amortization charges	(45)	(9)	(54)
Other movements	(27)	(2)	(29)

December 31, 2002	274	38	312

Additions	104	7	111
Net impact of disposals	(1)	(2)	(3)
Amortization charge	(111)	(16)	(127)
Write offs and exceptional amortization charges	—	—	—
Other movements	(8)	(1)	(9)

December 31, 2003	258	26	284

Additions	148	4	152
Net impact of disposals	—	—	—
Amortization charge	(118)	(9)	(127)
Write offs and exceptional amortization charges	—	(18)	(18)
Other movements	(4)	110	106

December 31, 2004	284	113	397

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 12 —	Property, plant and equipment, net

(a)	Changes in property, plant and equipment, gross

	Gross value

			Plant,
			equipment
	Land	Buildings	and tools	Other	Total

	(in millions of euros)
December 31, 2001	189	2,237	5,618	1,654	9,698

Additions	8	33	168	131	340
Disposals	(4)	(167)	(626)	(230)	(1,027)
Write-offs	(9)	(1)	(85)	(65)	(160)
Other changes	(11)	11	(272)	(343)	(615)

December 31, 2002	173	2,113	4,803	1,147	8,236

Additions	—	9	86	47	142
Disposals	(19)	(229)	(743)	(101)	(1,092)
Write-offs	—	(2)	(26)	—	(28)
Other changes	3	(100)	(532)	(312)	(941)

December 31, 2003	157	1,791	3,588	781	6,317

Additions	—	12	134	80	226
Disposals	(14)	(171)	(413)	(69)	(667)
Write-offs	—	(1)	(7)	(5)	(13)
Other changes	(18)	(302)	(555)	(139)	(1,014)

December 31, 2004	125	1,329	2,747	648	4,849

      Property, plant and equipment acquired under capital leases and long-term rental arrangements account for less than 1% of the Group’s total property, plant and equipment.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Changes in accumulated depreciation of property, plant and equipment

	Accumulated depreciation

			Plant,
			equipment
	Land	Buildings	and tools	Other	Total

	(in millions of euros)
December 31, 2001	11	1,010	3,615	860	5,496

Depreciation charge	2	111	572	102	787
Write-backs	6	(102)	(542)	(133)	(771)
Write-offs and exceptional depreciation charges	—	129	518	2	649
Other changes	—	(49)	(298)	(77)	(424)

December 31, 2002	19	1,099	3,865	754	5,737

Depreciation charge	1	124	295	58	478
Write-backs	(1)	(75)	(666)	(94)	(836)
Write-offs and exceptional depreciation charges	3	73	127	6	209
Other changes	(1)	(96)	(583)	(91)	(771)

December 31, 2003	21	1,125	3,038	633	4,817

Depreciation charge	1	71	224	37	333
Write-backs	(1)	(69)	(408)	(65)	(543)
Write-offs and exceptional depreciation charges	—	(1)	(4)	(5)	(10)
Other changes	(4)	(309)	(519)	(77)	(909)

December 31, 2004	17	817	2,331	523	3,688

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Changes in property, plant and equipment, net

	Net Value

			Plant,
			equipment
	Land	Buildings	and tools	Other	Total

	(in millions of euros)
December 31, 2001	178	1,227	2,003	794	4,202

Additions	8	33	168	131	340
Net impact of disposals	(10)	(65)	(84)	(97)	(256)
Depreciation charges	(2)	(111)	(572)	(102)	(787)
Write-offs and exceptional depreciation charges	(9)	(130)	(603)	(67)	(809)
Other changes	(11)	60	26	(266)	(191)

December 31, 2002	154	1,014	938	393	2,499

Additions	—	9	86	47	142
Net impact of disposals	(18)	(154)	(77)	(7)	(256)
Depreciation charges	(1)	(124)	(295)	(58)	(478)
Write-offs and exceptional depreciation charges	(3)	(75)	(153)	(6)	(237)
Other changes	4	(4)	51	(221)	(170)

December 31, 2003	136	666	550	148	1,500

Additions	—	12	134	80	226
Net impact of disposals	(13)	(102)	(5)	(4)	(124)
Depreciation charges	(1)	(71)	(224)	(37)	(333)
Write-offs and exceptional depreciation charges	—	—	(3)	—	(3)
Other changes	(14)	7	(36)	(62)	(105)

December 31, 2004	108	512	416	125	1,161

Note 13 — Share in net assets of equity affiliates and net assets and liabilities of disposed of or discontinued operations
(a)  Equity affiliates:

	Percentage owned			Value in millions of euros

	2004	2003	2002	2004	2003	2002

Draka Comteq BV(a)	49.9	—	—	136	—	—
TAMP(b)	45.0	—	—	32	—	—
Avanex(c)	—	26.2	—	—	33	—
Thales (formerly Thomson-CSF)(d)	9.5	9.5	9.7	134	128	129
Atlinks(e)	—	—	50.0	—	—	36
Other (less than € 50 million)	—	—	—	134	124	141

Total share of equity affiliates				436	285	306

Assets, net of liabilities, of discontinued operations(f)				18	106	—

Total				454	391	306

(a)	Under the agreement, dated July 2, 2004, between Alcatel and Draka Holding BV concerning the business combination of the optical fiber and communication cable activities of the two groups, a new company Draka Comteq BV was created. Alcatel owns 49.9% of this new company, which is consolidated under the equity method beginning July 1, 2004 (see note 2).

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Under the agreement, dated August 31, 2004, between Alcatel and TCL Communication Technology Holdings Limited concerning the creation of a new joint venture for mobile handsets, a new company was created. Alcatel owns 45% of this company, which is consolidated under the equity method beginning September 1, 2004 (see note 2).

(c)	Under the agreement, dated July 31, 2003, between Alcatel and Avanex, providing for the disposal of Alcatel’s optical components business, Alcatel received 28% of the capital of Avanex in consideration for the assets contributed (see note 2). As a result of capital increases made by Avanex since July 31, 2003, Alcatel’s percentage ownership was reduced to 26.2% at December 31, 2003. With the partial disposal by Alcatel in December 2004 of its investment, and Alcatel’s loss of significant influence over this company, the remaining investment of 19.7% is no longer consolidated under the equity method.

(d)	Further to prior disposals, Alcatel’s stake in Thales decreased from 25.29% to 20.03% in July 2001, to 15.83% in November 2001 and to 9.7% in September 2002. Alcatel confirms nevertheless its position as the largest private shareholder of Thales, with three seats on Thales’ Board of Directors. Due to the Group’s continuing significant influence on this company, Alcatel still accounts for Thales using the equity method. At December 31, 2004, Alcatel’s stake was 9.5% (12.8% in voting rights).

(e)	Alcatel’s interest in Atlinks was sold to Thomson in February 2003 (see note 2).

(f)	Relates to disposal in progress of Saft Power Systems at December 31, 2004 and of Saft at December 31, 2003 (see note 2).
(b) Information on equity affiliates
      Summarized financial information for Thales at December 31:

	2004	2003	2002

	(in millions of euros)
Balance sheet data
Non-current assets	4,033	4,276	4,680
Current assets	12,442	14,075	13,529

Total assets	16,475	18,351	18,209

Shareholders’ equity	2,097	2,014	2,139
Minority interests	50	43	29
Financial debt	2,170	2,131	2,376
Reserves and other liabilities	12,158	14,163	13,665

Total liabilities and shareholders’ equity	16,475	18,351	18,209

Income statement data
Net sales	10,288	10,569	11,105
Income from operations	619	497	447
Net income (loss)	198	112	111

      Aggregated financial information for other equity affiliates as if those entities were fully consolidated:

	2004	2003	2002

	(in millions of euros)
Total assets	1,303	712	607
Shareholders’ equity	689	336	151
Net sales	712	396	295
Net income	(103)	(91)	(70)

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 14 — Other investments and miscellaneous, net
At December 31:

	2004			2003	2002

	At cost	Provision	Net value	Net value	Net value

	(in millions of euros)
Investments in:
— listed companies(a)	271	(237)	34	1	22
— unlisted companies	326	(184)	142	209	245

Total	597	(421)	176	210	267

Electro Banque/ Customer loans and advances(b)	105	—	105	224	176
Other(c)	1,133	(908)	225	388	532

Total	1,835	(1,329)	506	822	975

(a)    Market value 2004: € 71 million
                              2003: € 8 million
                              2002: € 31 million

(b)	See note 29.

(c)	€ 820 million reserve on 360 Networks bonds at December 31, 2004 (€ 820 million at December 31, 2003 and 2002).
     Investments in listed companies at December 31, 2004:

	%	Net	Market	Shareholders’	Net
	interest	value	value	equity	income

	(in percentage and millions of euros)
Loral(a)	1.9%	0	0	(721)	(108)
Avanex(b)	19.7%	33	69	100	(100)
Other (less than € 10 million of net value)		1	2

Total		34	71

(a)	Data set forth are at September 30, 2004 for shareholders’ equity and for net income (loss) (nine months from January 1 to September 30, 2004), because financial data at December 31, 2004 were not published at the closing date of Alcatel’s financial statements.

(b)	Data set forth are at September 30, 2004 for shareholders’ equity and at June 30, 2004 for net income (loss) (12 months from July 1, 2003 to June 30, 2004), because financial data at December 31, 2004 were not available at the date of publication of Alcatel’s financial statements.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 15 — Operating working capital

			Change in	Translation
			consolidated	adjustments
	31/12/2003	Cash flow	companies	and other	31/12/2004

	(in millions of euros)
Inventories and work in progress, net	2,410	154	(103)	(439)	2,022
Receivables and related accounts, net(a)	3,800	231	(180)	(47)	3,804
Advances and progress payments, net	106	(8)	(6)	(3)	89
Advances and customer deposits	(1,181)	127	1	(111)	(1,164)
Accounts payables and accrued expenses	(3,617)	(90)	287	60	(3,360)

Operating working capital requirement — gross	1,518	414	(1)	(540)	1,391

Valuation allowance	(1,414)	—	51	584	(779)

Operating working capital requirement — net	104	414	50	44	612

(a)	Customer receivables sold without recourse amounted to € 861 million at December 31, 2004 (€ 898 million at December 31, 2003 and € 1,010 million at December 31, 2002).
Note 16 — Inventories and work in progress, net
At December 31:

	2004	2003	2002

	(in millions of euros)
Raw materials and goods	501	620	1,181
Industrial work in progress	522	589	696
Work in progress on long-term contracts	354	221	397
Finished products	645	980	1,449

Gross value	2,022	2,410	3,723

Valuation allowance	(495)	(978)	(1,394)

Net value	1,527	1,432	2,329

Note 17 — Trade receivables and related accounts, net

	2004	2003	2002

	(in millions of euros)
Receivables on long-term contracts	965	744	1,268
Receivables bearing interest	155	198	462
Other trade receivables	2,684	2,858	4,078

Gross value	3,804	3,800	5,808

Valuation allowance	(284)	(436)	(1,092)

Net value	3,520	3,364	4,716

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 18 — Other accounts receivable, net
At December 31:

	2004	2003	2002

	(in millions of euros)
Advances and progress payments	89	107	147
Prepaid taxes	324	257	351
Deferred taxes	1,652	2,011	2,156
Prepaid expenses	158	234	236
Advances made to employees	30	31	21
Other accounts	576	626	1,162

Gross value	2,829	3,266	4,073

Valuation allowance	(54)	(35)	(36)

Net value	2,775	3,231	4,037

Note 19 —	Marketable securities, net
      Marketable securities primarily consist of investments in money market instruments, bonds and other transferable securities.
      The market value of these securities was € 2,003 million at December 31, 2004, € 1,590 million at December 31, 2003 and € 473 million at December 31, 2002.
      Following the disposal of 1,500,000 Nexans shares on October 30, 2002, the remaining interest of the Group in this company was reclassified as listed marketable securities at the market value on the day of the transaction, which was € 44 million. The Group believes that it no longer has a significant influence on Nexans. In 2003 and 2004, the remaining interest in Nexans has been reclassified as short-term investments for the historical value of € 44 million.
      The market value of the remaining interest in Nexans was € 101 million at December 31, 2004 (€ 92 million at December 31, 2003 and € 55 million at December 31, 2002).

Note 20 —	Allocation of 2004 result
      The Board of Directors will propose to the Shareholders’ Ordinary Annual General Meeting not to distribute any dividend for the year ended December 31, 2004 (distributions for previous years: no dividends were distributed for 2003 and 2002).

Note 21 —	Shareholders’ equity

(a)	Capital increase program for employees with subscription stock option plan
      Under a capital increase program for employees of the Group, approved by the Board of Directors on March 7, 2001, 91,926 Class A shares were issued at a price of € 50 per share. Each share subscribed included the right to receive three options, each exercisable for one Class A share. 275,778 options were granted and are exercisable during the one-year period from July 1, 2004 until July 1, 2005 or from the end of the unavailability period set by article 163 bis C of the General Tax Code (4 years on this date), for the beneficiaries who were employees of a member of the Group whose registered office is located in France at the time the options were granted.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Capital stock and additional paid-in capital:
      At December 31, 2004, the capital stock consisted of 1,305,455,461 ordinary shares of nominal value € 2 (1,284,410,024 Class A shares of nominal value € 2 at December 31, 2003 and 1,239,193,498 Class A shares of nominal value € 2 and 25,515,000 Class O shares of nominal value € 2 at December 31, 2002).
      During 2004, increases in capital stock and additional paid-in capital amounted to € 238 million. These increases related to the following actions:

—	issuance of 1,508,728 shares for € 9.9 million, as a result of the exercise of 1,508,728 options (including additional paid-in capital of € 6.9 million);

—	ORANE redemption of 3,212 notes issued in 2002 and redeemable for new or existing Alcatel shares, generating a capital increase of € 0.02 million, including additional paid-in capital of € 0.01 million;

—	acquisition of Spatial Wireless in December 2004, which resulted in the issuance of 17,390,262 shares for € 207.2 million (including additional paid-in capital of € 172.4 million). In addition, of the 1,598,072 bonds redeemable for Alcatel shares issued in this transaction by Coralec (a subsidiary of Alcatel) at the price of € 11.912 to cover the exercise of options and warrants, 393,035 bonds were redeemed by the issuance of an equal number of Alcatel shares, generating a capital increase of € 4.7 million, including additional paid-in capital of € 3.9 million; and

—	redemption of 300,000, 400,000, 50,000 and 1,000,000 bonds redeemable for Alcatel shares to cover option exercises, warrant exercises and note conversions issued in connection with the acquisitions of Astral Point in 2002, Telera in 2002, iMagic TV in 2003 and TiMetra in 2003, generating capital increases of € 4.9 million, € 2.1 million, € 0.4 million and € 8.1 million, including additional paid-in capital of € 4.3 million, € 1.3 million, € 0.3 million and € 6.1 million, respectively.
      During 2003, increases in capital stock and additional paid-in capital amounted to € 157 million. These increases related to the following actions:

—	issuance of 108,632 shares for € 0.8 million, as a result of the exercise of 108,632 options (including additional paid-in capital of € 0.6 million);

—	acquisition of iMagic TV in April 2003, which resulted in the issuance of 3,301,322 shares for € 24 million (including additional paid-in capital of € 18 million). In addition, of the 415,922 bonds redeemable for Alcatel shares issued in this transaction by Coralec at a price of € 7.44, to cover the exercise of options and the conversion of notes, 230,000 bonds were redeemed by the issuance of an equal number of Alcatel shares, generating a capital increase of € 2 million, including additional paid-in capital of € 1 million;

—	acquisition of TiMetra in July 2003, which resulted in the issuance of 14,378,738 shares for € 116.2 million (including additional paid-in capital of € 87 million). In addition, of the 3,601,000 bonds redeemable for Alcatel shares issued in this transaction by Coralec at the price of € 8.08 to cover the exercise of options and warrants, 1,156,196 bonds were redeemed by the issuance of an equal number of Alcatel shares, generating a capital increase of € 9.3 million, including additional paid-in capital of € 7 million;

—	redemption of 40,000 and 485,000 bonds redeemable for Alcatel shares issued to cover options and warrant exercises in connection with the acquisitions of Astral Point in 2002 and Kymata in 2001, generating capital increases of € 0.7 million (including additional paid-in capital of € 0.6 million) and € 3.3 million (including additional paid-in capital of € 2.4 million), respectively.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

—	redemption of 1,828 bonds issued in 2002 and redeemable for new or existing Alcatel shares, generating a capital increase of € 0.009 million, including additional paid-in capital of € 0.006 million.

(c)	Stock options:
      At December 31, 2004, stock options plans were as follows:

						1999	1999-2000
	1996 Plans		1997 Plans		1998 Plan	Plans	U.S. Plans	2000 Plans

	(in number of options)
							USD 21.40-
Exercise price	€ 12.96	€ 13.42	€ 19.27	€ 20.95	€ 20.52	€ 28.40	USD 84.88	€ 48.00	€ 48.00	€ 65.00	€ 64.00

Exercise period
From	07.01.98	07.01.98	05.01.02	12.11.02	12.09.03	09.08.04		04.01.03	07.01.03	12.13.03	12.13.01
								04.01.05	07.01.05	12.13.05	12.13.04
To	12.31.03	12.31.03	12.31.04	12.31.04	12.31.05	12.31.05		12.31.05	06.30.04	12.31.05	12.12.08
								12.31.07	06.30.06	12.31.07	12.12.08

Outstanding at January 1, 1996	—	—	—	—	—	—	—	—	—	—	—
Granted	9,069,500	394,000	—	—	—	—	—	—	—	—	—
Exercised	—	—	—	—	—	—	—	—	—	—	—
Forfeited	(185,000)	—	—	—	—	—	—	—	—	—	—
Expired	—	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 1996	8,884,500	394,000	—	—	—	—	—	—	—	—	—

Granted			8,199,500	367,000	—	—	—	—	—	—	—
Exercised	—	—	—	—	—	—	—	—	—	—	—
Forfeited	(396,000)	(7,500)	(115,000)	—	—	—	—	—	—	—	—
Expired	—	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 1997	8,488,500	386,500	8,084,500	367,000	—	—	—	—	—	—	—

Granted	—	—	—	—	11,602,500	—	—	—	—	—	—
Exercised	(2,163,950)	(114,000)	—	—	—	—	—	—	—	—	—
Forfeited	(30,500)	(5,000)	(45,000)	(5,000)	—	—	—	—	—	—	—
Expired	—	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 1998	6,294,050	267,500	8,039,500	362,000	11,602,500	—	—	—	—	—	—

Granted	—	—	—	—	—	545,000	7,866,630			—	—
Exercised	(1,630,425)	(38,250)	(35,000)	—	—	—	—	—	—	—	—
Forfeited	(5,000)	—	(100,000)	(7,500)	(427,250)	—	(143650)	—	—	—	—
Expired	—	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 1999	4,658,625	229,650	7,904,500	354,500	11,175,250	545,000	7,722,980	—	—	—	—

Granted	—	—	—	—	—	—	19,407,838	15,239,250	8,905,804	1,235,500	306,700
Exercised	(1,277,690)	(92,750)	(56,000)	—	—	—	(393,296)	(10,000)	—	—	—
Forfeited	—	—	(112,500)	(2,500)	(412,000)	(46,250)	(3,060,818)	(923,120)	(47,328)	—	—
Expired	—	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 2000	3,380,935	136,500	7,736,000	352,000	10,763,250	498,750	23,676,704	14,306,130	8,858,476	1,235,500	306,700

Exercised	(732,728)	(1,250)	(15,000)	—	—	—	(261,205)	(3,000)	(376)	—	—
Forfeited	—	—	(30,000)	—	(60,000)	(5,000)	(3,327,376	(161,500)	(122,364)	(130,150)	(3,600)
Expired	—	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 2001	2,648,207	135,250	7,691,000	352,000	10,703,250	493,750	20,088,123	14,141,630	8,735,736	1,105,350	303,100

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

						1999	1999-2000
	1996 Plans		1997 Plans		1998 Plan	Plans	U.S. Plans	2000 Plans

	(in number of options)
Exercised	(6,577)	—	(1,000)	—	—	—	—	—	—	—	—
Forfeited	(12,000)	—	(157,500)	(30,000)	(306,000)	(22,500)	(3,871,401)	(581,075)	(37,684)	(40,000)	(5,100)
Expired	—	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 2002	2,629,630	135,250	7,532,500	322,000	10,397,250	471,250	16,216,722	13,560,555	8,698,052	1,065,350	298,000

Exercised	—	—	—	—	—	—	—	—	—	—	—
Forfeited	(27,500)	—	(40,000)	(10,000)	(165,000)	(17,500)	(2,797,641)	(320,500)	(6,524)	(32,500)	(86,421)
Expired	—	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 2003	2,602,130	135,250	7,492,500	312,000	10,232,250	453,750	13,419,081	13,240,055	8,691,528	1,032,850	211,579

Exercised	—	—	—	—	—	—	—	—	—	—	—
Forfeited	—	—	(56,000)	(15,000)	(110,000)	(10,000)	(2,276,230)	(174,000)	(5,429,868)	(11,000)	(3,838)
Expired	(2,602,130)	(135,250)	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 2004	—	—	7,436,500	297,000	10,122,250	443,750	11,142,851	13,066,055	3,261,660	1,021,850	207,741

	2001 Plans

	(in number of options)
Exercise price	€ 50.00	€ 50.00	€ 41.00	€ 39.00	€ 32.00	€ 19.00	€ 9.00	€ 20.80	€ 9.30	€ 20.80

Exercise period
From	03.07.02	07.01.04	04.02.02	04.02.02	06.15.02	09.03.02	11.15.02	12.19.02	12.19.02	01.01.05
	03.07.05	07.01.05			06.15.05	09.03.05	11.15.05	12.19.05	12.19.05	01.01.06
To	03.06.09	06.30.05	04.01.09	04.01.09	06.14.09	09.02.09	11.14.09	12.18.09	12.18.09	12.31.05
	03.06.09	06.30.06			06.14.09	09.02.09	11.14.09	12.18.09	12.18.09	12.31.06

Granted	37,668,588	275,778	48,850	2,500	977,410	138,200	162,000	27,871,925	565,800	935,660
Exercised	—	—	—	—	—	—	—	—	—	—
Forfeited	(1,075,160)	(825)	(7,050)	—	(19,350)	—	—	—	—	—
Expired	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 2001	36,593,428	274,953	41,800	2,500	958,060	138,200	162,000	27,871,925	565,800	935,660

Exercised	—	—	—	—	—	—	—	—	—	—
Forfeited	(1,271,749)	(2,343)	(5,500)	—	(21,175)	(10,300)	(30,000)	(2,283,225)	(37,200)	(16,840)
Expired	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 2002	35,321,679	272,610	36,300	2,500	936,885	127,900	132,000	25,588,700	528,600	918,820

Exercised	—	—	—	—	—	—	—	—	(64,444)	—
Forfeited	(6,345,632)	(150)	(24,050)	—	(119,780)	(13,050)	(23,000)	(2,517,719)	(68,750)	(23,950)
Expired	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 2003	28,976,047	272,460	12,250	2,500	817,105	114,850	109,000	23,070,981	395,406	894,870

Exercised	—	—	—	—	—	—	(3,000)	—	(42,574)	—
Forfeited	(1,047,721)	(240)	—	—	(33,484)	(8,800)	—	(2,539,840)	(13,326)	(240)
Expired	—	—	—	—	—	—	—	—	—	—

Outstanding at December 31, 2004	27,928,326	272,220	12,250	2,500	783,621	106,050	106,000	20,531,141	339,506	894,630

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2002 Plans

	(in number of options)
Exercise price	€ 17.20	€ 16.90	€ 14.40	€ 13.30	€ 5.20	€ 3.20	€ 4.60	€ 5.40

Exercise period
From	02.15.03	04.02.03	05.13.03	06.03.03	09.02.03	10.07.03	11.14.03	12.02.03
	02.15.06		05.13.06	06.03.06	09.02.06	10.07.06	11.14.06	12.02.06
To	02.14.10	04.01.10	05.12.10	06.02.10	06.01.10	10.06.10	11.13.10	12.01.10
	02.14.10		05.12.10	06.02.10	06.01.10	10.06.10	11.13.10	12.01.10

Granted	123,620	55,750	54,300	281,000	1,181,050	30,500	111,750	54,050
Exercised	—	—	—	—	—	—	—	—
Forfeited	(14,250)	(1,000)	—	(17,660)	(64,250)	—	—	—
Expired	—	—	—	—	—	—	—	—

Outstanding at December 31, 2002	109,370	54,750	54,300	263,340	1,116,800	30,500	111,750	54,050

Exercised	—	—	—	—	(32,182)	(853)	(3,375)	—
Forfeited	(20,425)	(13,000)	(5,250)	(14,090)	(165,232)	(9,138)	(4,250)	(10,250)
Expired	—	—	—	—	—	—	—	—

Outstanding at December 31, 2003	88,945	41,750	49,050	249,250	919,386	20,509	104,125	43,800

Exercised	—	—	—	—	(204,147)	(3,165)	(20,838)	(3,562)
Forfeited	(5,578)	(6,000)	(4,469)	(5,771)	(60,849)	(3,885)	(7,294)	(2,000)
Expired	—	—	—	—	—	—	—	—

Outstanding at December 31, 2004	83,367	35,750	44,581	243,479	654,390	13,459	75,993	38,238

	2003 Plans

	(in number of options)
Exercise price	€ 6.70	€ 6.70	€ 7.60	€ 8.10	€ 9.30	€ 10.90	€ 11.20	€ 11.10

Exercise period
From	03.07.04	07.01.06	06.18.04	07.01.04	09.01.04	10.01.04	11.14.04	12.01.04
	03.07.07	07.01.07	06.18.07	07.01.07	09.01.07	10.01.07	11.14.07	12.01.07
To	03.06.11	06.30.07	06.17.11	06.30.11	08.31.11	09.30.11	11.13.11	11.30.11
	03.06.11	06.30.08	06.17.11	06.30.11	08.31.11	09.30.11	11.13.11	11.30.11

Granted	25,626,865	827,348	338,200	53,950	149,400	101,350	63,600	201,850
Exercised	(7,750)	(28)	—	—	—	—	—	—
Forfeited	(1,583,230)	(17,193)	—	—	—	—	—	—
Expired	—	—	—	—	—	—	—	—

Outstanding at December 31, 2003	24,035,885	810,127	338,200	53,950	149,400	101,350	63,600	201,850

Exercised	(1,221,749)	(111)	(6,944)	(473)	(1,603)	—	—	(562)
Forfeited	(1,142,822)	(605)	(31,654)	(23,951)	(6,300)	(29,376)	(2,000)	(37,300)
Expired	—	—	—	—	—	—	—	—

Outstanding at December 31, 2004	21,671,314	809,411	299,602	29,526	141,497	71,974	61,600	163,988

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2004 Plans

	(in number of options)
Exercise price	€ 13.20	€ 13.10	€ 12.80	€ 11.70	€ 9.90	€ 9.80	€ 11.20	€ 11.90

Exercise period
From	03.10.05	04.01.05	05.17.05	07.01.05	09.01.05	10.01.05	11.1205	12.01.05
	05.10.08	04.01.08	05.17.08	07.01.08	09.01.08	10.01.08	11.12.08	12.01.08
To	03.09.12	03.31.12	05.16.12	06.30.12	08.31.12	09.30.12	11.11.12	11.30.12
	03.09.12	03.31.12	05.16.12	06.30.12	08.31.12	09.30.12	11.11.12	11.30.12

Granted	18,094,315	48,100	65,100	313,450	38,450	221,300	69,600	42,900
Exercised	—	—	—	—	—	—	—	—
Forfeited	(724,065)	(7,350)	(2,550)	(13,500)	—	—	—	—
Expired	—	—	—	—	—	—	—	—

Outstanding at December 31, 2004	17,370,250	40,750	62,550	299,950	38,450	221,300	69,600	42,900

      The option plans of companies that were acquired by Alcatel provide for the issuance of Alcatel shares or ADSs upon exercise of options granted under such plans in an amount determined by applying the exchange ratio used in the acquisition to the number of shares of the acquired company that were the subject of the options (see the following table).
      The following table sets forth the U.S. and Canadian companies, the range of exercise prices, the number of outstanding and exercisable options as of December 31, 2004, the weighted average exercise price and the weighted average exercise period.

		Outstanding options			Exercisable options

			Weighted
			remaining	Weighted		Weighted
		Number	exercise	average	Amount	average
		outstanding at	period	exercise	exercisable at	exercise
Company	Exercise price	31/12/2004(a)	(years)	price	31/12/2004(a)	price

Packet Engines	USD 0.29-USD 0.86	14,372	2.89	0.50	14,372	0.50
Xylan	USD 0.05-USD 18.14	1,897,842	3.02	8.60	1,897,842	8.60
Internet Devices Inc.	USD 0.26-USD 1.17	26,480	3.83	0.89	26,480	0.89
DSC	USD 16.57-USD 44.02	110,150	1.24	30.76	110,150	30.76
Genesys	USD 0.01-USD 41.16	3,407,778	4.26	20.70	3,407,778	20.70
Newbridge	USD 11.72-USD 52.48	389,110	0.26	42.55	389,110	42.55
Astral Point	EUR 0.29-EUR 58.71	254,395	6.33	16.83	253,363	16.84
Telera	EUR 0.43-EUR 6.36	188,605	5.23	5.23	173,042	5.13
Imagic TV	EUR 2.84-EUR 64.68	130,372	2.55	15.40	95,694	17.59
TiMetra	EUR 0.53-EUR 7.97	2,172,909	5.83	5.31	1,069,286	3.80
Spatial Wireless	EUR 0.24-EUR 9.1	1,563,396	8.97	4.48	408,532	2.92

Total number of options		10,155,409			7,845,649

(a)	In number of Alcatel shares.
     In the case of Astral Point, Telera, iMagic TV, TiMetra and Spatial Wireless, upon exercise, Alcatel will issue new ADSs (or, consequently, shares); the options set forth in the above table for Packet Engines, Xylan, Internet Devices, DSC, Genesys and Newbridge entitle the holders to purchase existing ADSs held by Group subsidiaries.
      The option plans of Alcatel Optronics U.K. Ltd (formerly Kymata Ltd) acquired in September 2001, provided for the issuance of up to 402,595 Class O ADSs or Alcatel Class O shares at exercise prices ranging from € 0.80 to € 35.15. As part of the disposal of Alcatel’s optical components business, these stock option plans were transferred to Avanex.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Only stock option plans established after November 7, 2002 and whose stock options had not yet vested as of January 1, 2005 fall within the scope of IFRS 2 (Share-based Payment), which will be applied starting January 1, 2005.
      The following schedule details the options falling within the scope of IFRS:

		Exercise period

Year	Exercise price	from	to	Number of options

2002	€ 4.60	11.14.03	11.13.10	45,281
		11.14.06	11.13.10
	€ 5.40	12.02.03	12.01.10	19,900
		12.02.06	12.01.10
2003	€ 6.70	03.07.04	03.06.11	12,079,954
		03.07.07	03.06.11
	€ 7.60	06.18.04	06.17.11	184,844
		06.18.07	06.17.11
	€ 8.10	07.01.04	06.30.11	19,356
		07.01.07	06.30.11
	€ 9.30	01.09.04	08.31.11	98,244
		09.01.07	08.31.11
	€ 10.90	10.01.04	09.30.11	56,206
		10.01.07	09.30.11
	€ 11.20	11.14.04	11.13.11	46,375
		11.14.07	11.13.11
	€ 11.10	12.01.04	11.30.11	131,288
		12.01.07	11.30.11
	€ 0.53-€ 7.97			1,011,892
2004	€ 13.20	03.10.05	03.09.12	17,370,250
		05.10.08	03.09.12
	€ 13.10	04.01.05	03.31.12	40,750
		04.01.08	03.31.12
	€ 12.80	05.17.05	05.16.12	62,550
		05.17.08	05.16.12
	€ 11.70	07.01.05	06.30.12	299,950
		07.01.08	06.30.12
	€ 9.90	09.01.05	08.31.12	38,450
		09.01.08	08.31.12
	€ 9.80	10.01.05	09.30.12	221,300
		01.10.08	09.30.12
	€ 11.20	11.12.05	11.11.12	69,600
		11.12.08	11.11.12
	€ 11.90	12.01.05	11.30.12	42,900
		12.01.08	11.30.12
	EUR 0.24-EUR 9.1			1,563,396

Total				33,402,486

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(d) Distributable retained earnings
      Not all consolidated retained earnings are available for the distribution of dividends, due primarily to the impact of consolidation adjustments. At December 31, 2004, Alcatel, the parent company, had distributable retained earnings of € 1,868 million. Distributable retained earnings were € 1,873 million at December 31, 2003 and € 0 million at December 31, 2002.
(e)  Treasury stock
      Alcatel has established a buy-back program for the ordinary shares, authorized at the shareholders’ ordinary annual general meetings held on April 18, 2002, April 17, 2003 and June 4, 2004, in order to optimize return on equity and to carry out transactions to improve earnings per share. The purchases may only relate up to a maximum of 10% of the capital stock over a period of up to 18 months from the most recent shareholders’ general meeting. As part of this program, no shares had been purchased as of December 31, 2004 (no shares had been purchased as of December 31, 2003 and 2002).
      Alcatel shares owned by Group consolidated subsidiaries, which amounted to € 1,605 million at December 31, 2004 (€ 1,728 million at December 31, 2003 and € 1,734 million at December 31, 2002), are deducted at cost from retained earnings.
Note 22 — Minority interests

(in millions
of euros)

Balance at December 31, 2001	219

Other changes(a)	106
Minority interests in 2002 income	18

Balance at December 31, 2002	343

Other changes	—
Minority interests in 2003 income	20

Balance at December 31, 2003	363

Other changes(b)	(53)
Minority interests in 2004 income	66

Balance at December 31, 2004	376

(a)	Of which € 252 million related to the consolidation of Alcatel Shanghai Bell.

(b)	This amount relates to translation adjustments and to the distribution of dividends.
Note 23 — Other equity
      On December 19, 2002, Alcatel issued 120,786,517 notes, of nominal value € 5.34 each, mandatorily redeemable for new or existing shares (ORANE) (one share for one note), for a total amount of € 645 million, with a maturity date of December 23, 2005. The notes carry an annual interest rate of 7.917%. On January 2, 2003, Alcatel paid the full amount of the discounted interest, calculated from the settlement date to the maturity date at a discount rate of 7.917%, which amounted to € 1.09115 for each note.
      Interest due on the ORANEs for 2004 was € 44 million.
      For the repayment of the ORANEs, Alcatel may either issue new shares, use treasury shares held by consolidated companies, or shares acquired not for cash but in connection with restructuring operations.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      During 2004, 3,660 notes were repaid by issuance of 3,212 shares. In 2003, 2,338 notes were repaid by issuance of 1,828 shares. The difference in the amount of notes and shares corresponds to the reimbursement of prepaid interest by the noteholders.
Note 24 — Pensions, retirement indemnities and other post-retirement benefits
      In accordance with the laws and customs of each country, the Group provides to its employees pension plans, health insurance and reimbursement of medical expenses. In France, Group employees benefit from a retirement indemnity plan. In other countries, the plans depend upon local legislation, the business and the historical practice of the subsidiary concerned.
      Over and above state pension plans, the plans can be defined contribution plans or defined benefit plans. In the latter case, the plans are wholly or partially funded by assets solely to support such plans (securities, bonds, insurance contracts or other types of dedicated investments).
(1)  State plans
      In certain countries, and more particularly in France and Italy, the Group participates in state plans, for which contributions expensed correspond to the contributions due to the state organizations. State plans are considered to be defined contribution plans.
(2)  Defined contribution plans
      The benefits paid out depend solely on the amount of contributions paid into the plan and the investment returns arising from the contributions. The Group’s obligation is limited to the amount of contributions that are expensed.
(3)  Defined benefit plans
      Independent actuaries calculate annually the Group’s obligation in respect of these plans, using the projected unit credit method. Actuarial assumptions comprise mortality, rates of employee turnover, projection of future salary levels and revaluation of future benefits. Future estimated benefits are discounted using discount rates appropriate to each country. These plans have differing characteristics:

—	perpetual annuity: the retirees benefit from the receipt of a pension during their retirement. These plans are to be found primarily in Germany, United Kingdom and the United States.

—	lump-sum payment on the employee’s retirement or departure: These plans are to be found primarily in France, Belgium and Italy.

—	post-employment medical care during retirement: in the United States, Alcatel contributes to plans that reimburse medical expenses of certain retired employees.
(a)  Post-employment benefits and retirement indemnities
      Post-employment benefits are determined in accordance with the accounting principles presented in note 1i).
      For retirement plans, actuarial gains and losses are recognized as income or expense in accordance with the “corridor” method (net cumulative actuarial gains and losses exceeding the greater of 10% of the present value of the defined benefit obligations and 10% of the fair value of the plan assets are amortized as income or expense over the expected average remaining working lives of the employees participating in those plans).
      For plans reimbursing medical expenses, the actuarial gains and losses are amortized as income or expense over the average remaining working lives of the employees participating in those plans.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      To determine actuarial valuations, actuaries have determined general assumptions on a country-by-country basis and specific assumptions (rate of employee turnover, salary increases) company by company. The assumptions for 2004, 2003 and 2002 are as follows (the rates indicated are weighted average rates):

	2004	2003	2002

Discount rate	4.46%	4.81%	5.75%
Future salary increases	3.52%	3.55%	3.72%
Expected long-term return on assets	4.70%	4.50%	4.47%
Post-retirement cost trend rate	5.00%	5.00%	NA
Average residual active life	15-27 years	15-27 years	15-27 years
Amortization period of transition obligation	NA	15 years	15 years
      The above rates are broken down by geographical segment as follows for 2004, 2003 and 2002:

			Expected long-term
	Discount rate	Future salary increases	return on assets

2004
France	4.32%	2.82%	4.73%
Belgium	4.30%	5.98%	4.00%
United Kingdom	5.25%	4.50%	6.50%
Germany	4.31%	2.75%	4.50%
Rest of Europe	3.96%	2.55%	4.68%
North America	5.27%	4.76%	5.37%
Other	5.03%	4.16%	3.37%
2003
France	4.30%	2.25%	3.42%
Belgium	4.80%	7.00%	1.50%
United Kingdom	5.30%	2.60%	6.50%
Germany	4.80%	3.00%	5.81%
Rest of Europe	4.83%	4.27%	4.02%
North America	5.28%	4.00%	7.01%
Other	5.12%	4.19%	4.92%
2002
France	5.50%	2.57%	5.00%
Belgium	6.00%	7.00%	1.50%
United Kingdom	5.50%	3.75%	6.00%
Germany	6.00%	2.98%	7.00%
Rest of Europe	5.36%	4.64%	3.59%
North America	6.50%	4.93%	7.40%
Other	6.45%	5.11%	5.98%
      The discount rates are obtained by reference to market yields on high quality bonds having maturity dates equivalent to those of the plans.
      The returns on plan assets depend upon the make-up of the investment portfolio, the maturity dates of the assets and the expected future performance.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Components of net periodic cost:

	2004	2003	2002

	(in millions of euros)
Service cost	72	96	138
Interest cost	146	153	180
Expected return on plan assets	(96)	(95)	(110)
Amortization of transition obligation	—	(2)	(2)
Amortization of prior service cost	—	5	5
Amortization of recognized actuarial gain/(loss)	(5)	(19)	(11)
Effect of curtailments	(15)	(55)	(35)
Effect of settlements	—	23	23
Special termination benefits	—	1	(1)

Effect of adjustment on net asset	2
Net periodic benefit cost	104	107	187

Of which operational costs	54	37	117
financial costs	50	70	70
      The change in the obligation recorded in the balance sheet is as follows:

	2004	2003	2002

	(in millions of euros)
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year	3,282	3,270	3,305
Service cost	72	96	138
Interest cost	146	153	180
Plan participants’ contributions	4	5	8
Amendments	(29)	23	101
Business combinations	—	—	1
Disposals	(72)	(36)	(157)
Curtailments	(14)	(73)	(73)
Settlements	(19)	(65)	(44)
Special termination benefits	0	1	(1)
Actuarial loss/(gain)	41	211	139
Benefits paid	(166)	(186)	(250)
Other (foreign currency translation)	(18)	(117)	(77)

Benefit obligation at end of year	3,227	3,282	3,270

Benefit obligation excluding effect of future salary increases	2,886	2,825	2,852
Effect of future salary increases	341	457	418

Benefit obligation	3,227	3,282	3,270

Of which retirement plans	3,210	3,282	3,270
Of which post-employment medical care plans	17	—	—

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2004	2003	2002

	(in millions of euros)
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year	2,050	2,137	2,281
Actual return on plan assets	143	91	(36)
Employers’ contribution	84	68	103
Plan participants’ contributions	4	5	8
Amendments	(56)	4	78
Business combinations	—	—	19
Disposals	(10)	(5)	(71)
Curtailments	—	(3)	—
Settlements	(15)	(61)	(83)
Benefits paid/Special termination benefits	(108)	(108)	(129)
Other (foreign currency translation)	(8)	(78)	(33)

Fair value of plan assets at end of year	2,084	2,050	2,137

Present value of defined benefit obligations that are wholly or partly funded	(3,110)	(3,120)	(3,103)
Fair value of plan assets	2,084	2,050	2,137

Funded status of defined benefit obligations that are wholly or fully funded	(1,026)	(1,070)	(966)

Present value of defined benefit obligations that are wholly unfunded	(117)	(162)	(167)

Funded status	(1,143)	(1,232)	(1,133)

Unrecognized actuarial loss/(gain)	16	162	45
Unrecognized transition obligation	—	(3)	2
Unrecognized prior service cost	—	63	70
Unrecognized surplus (due to application of asset ceiling)	(17)	—	—

NET AMOUNT RECOGNIZED	(1,144)	(1,010)	(1,016)

      The unfunded status, which amounted to € 1,143 million at December 31, 2004 (€ 1,232 million at December 31, 2003 and € 1,133 million at December 31, 2002), relates primarily to France and Germany. Decisions on funding the benefit obligations are taken based on each country’s legal requirements and the tax-deductibility of the contributions made. In France and Germany, the funding of pension obligations relies primarily on defined contribution plans; setting up other funding arrangements is not common practice. Furthermore, in Germany, the benefits accruing to employees are guaranteed in the event of bankruptcy through a system of mutual insurance common to all companies involved in similar plans.
      Plan assets are invested as follows:

	Private and	Equity	Marketable	Property
	public bonds	shares	securities	assets	Total

	(in millions of euros and percentage)
2002	952	597	390	198	2,137
	45%	28%	18%	9%	100%

2003	845	546	372	287	2,050
	41%	27%	18%	14%	100%

2004	844	555	373	312	2,084
	40%	27%	18%	15%	100%

      The investment policy relating to plan assets within the Group depends upon local practices. In all cases, the proportion of equity securities cannot exceed 80% of plan assets and no individual equity security may

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
represent more than 5% of total equity securities within the plan. The equity securities held by the plan must be listed on a recognized exchange.
      The bonds held by the plan must have a minimum “A” rating according to Standard & Poor’s or Moody’s rating criteria.
      Marketable securities must also have a long-term minimum “A” rating according to Standard & Poor’s or Moody’s rating criteria.
b)  Impact of first-time application of the CNC’s 2003-R.01 recommendation
      Starting January 1, 2004, Alcatel decided to apply the Conseil National de la Comptabilité (CNC)’s recommendation 2003-R.01 relating to standards of accounting for, and measurement of, employee retirement and other similar benefits, in order to anticipate application of the accounting principles set forth in IAS 19 (Employee Benefits).
      The actuarial gains and losses linked to experience adjustments and to the effects of changes in actuarial assumptions that were recorded at December 31, 2003, have been recorded in shareholders’ equity in accordance with the option provided by the CNC in its press release dated July 22, 2004, in order to adopt the same accounting treatment that will be applied in the opening balance sheet in accordance with IFRS (International Financial Reporting Standards).
      Actuarial gains and losses arising since January 1, 2004 have been recorded in accordance with the “corridor’ method, which consists of recording the actuarial differences as an adjustment to the defined benefit liability and amortizing them to income insofar as they exceed a certain threshold.
      Applying this recommendation has resulted in:

—	recording the actuarial differences at December 31, 2003, as described above, in shareholders’ equity;

—	harmonizing the Group’s methods for calculating employee benefit obligations;

—	recording provisions for post-employment benefits that had not been previously provided.
      The impact of the first-time application of the CNC’s recommendation 2003-R01 resulted in a decrease in shareholders’ equity of € 209 million, analyzed as follows:

(in millions
of euros)

— Recognition in shareholders’ equity of unrecognized amounts at December 31, 2003 (unrecognized actuarial gains and losses, transition obligation and prior service costs already vested)	222
— First-time accounting for post-employment medical care plans	17
— Harmonization of the Group’s methods for the calculation of employee benefit obligations	(30)
Total impact on Group shareholders’ equity	209

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The table below presents the principal figures for 2004, 2003 and 2002 in accordance with the 2003 accounting method and, for 2004, in accordance with the new method now adopted.

	2004

	Former
	method	New
	(unaudited)	method	2003	2002

	(in millions of euros)
Present value of funded obligations at December 31	(3,200)	(3,227)	(3,282)	(3,270)
Fair value of plan assets at December 31	2,084	2,084	2,050	2,137
Unfunded status	(1,116)	(1,143)	(1,232)	(1,133)
Actuarial gains and losses, effect of curtailments and/or settlements, transition obligation and, for 2004 only, unrecognized surplus	239	(1)	222	117

Liability recognized in the balance sheet	(877)	(1,144)	(1,010)	(1,016)

Expense recognized in the income statement	72	104	107	187

Of which: operating expense	29	54	37	117
finance cost	43	50	70	70
Note 25 — Other reserves
(a)  Balance at closing

	2004	2003	2002(a)

	(in millions of euros)
Reserves for product sales	928	1,203	1,489
Reserves for restructuring	662	1,068	919
Reserves for litigation	97	76	—
Other reserves	591	706	893

Total	2,278	3,049	3,301

(a)	Provisions for litigation at December 31, 2002 are included in other reserves.
     Reserves for product sales relate primarily to warranties, contract losses and penalties relating to commercial contracts.
      In 2003, and following the CNC’s recommendation 2003-R.01, for the first time, long-service awards to employees were accounted for in other reserves (see note 1), resulting in an impact in other expense of € 34.2 million (accounted for at January 1, 2003) and a reduction in the reserve for 2003 of € 0.3 million (accounted for in income (loss) from operations).

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(b) Change during 2004

					Change in
	December 31,				consolidated		December 31,
	2003	Appropriation	Utilization	Reversals	companies	Other	2004

	(in millions of euros)
Reserves for product sales	1,199	428	(337)	(299)	(68)	5	928
Reserves for restructuring	1,068	368	(606)	(64)	(67)	(37)	662
Reserves for litigation(a)	76	67	—	(43)	—	(3)	97
Other reserves(b)	706	72	(44)	(117)	10	(36)	591

Total	3,049	935	(987)	(523)	(125)	(71)	2,278

Effect on the income statement (net of expenses booked):
— income from operations(a)		(505)		376			(129)
— financial income		(3)		7			4
— restructuring costs		(368)		64			(304)
— other revenue (expense)		(46)		28			(18)
— taxes(b)		(13)		48			35

Total		(935)		523			(412)

(a)	Of which, € 28 million results from the reversal of a reserve made in income (loss) from operations in each of 2000 and 2001 in connection with the resolution of legal proceedings with a distributor pursuant to an arbitration award that occurred during the first half 2004.

(b)	Of which, € 48 million results from the reversal of a reserve in income taxes corresponding to the change in the estimate of a provision for tax risks.
(c)  Analysis of restructuring reserves

	2004	2003	2002

	(in millions of euros)
Opening balance	1,068	919	1,113

Expensed during year	(606)	(980)	(1,105)
New plans and adjustments to previous estimates(a)	304	1,160	1,081
Effect of acquisition (disposal) of consolidated subsidiaries	(67)	(20)	(41)
Currency translation adjustments and others	(37)	(11)	(129)

Closing balance	662	1,068	919

(a)	In 2004, € 304 million of restructuring costs related to new plans and adjustments to previous estimates (in 2003, restructuring costs amounted to € 1,314 million, of which € 1,160 million related to new plans and adjustments to previous estimates and € 154 million related to asset write-offs).
     For 2004, restructuring reserves concern primarily continuing layoffs in France, Germany and Spain.
      For 2003, restructuring reserves related mainly to costs linked to continuing layoffs in France, Italy, Spain, Germany and the United States.
      For 2002, the restructuring reserves related mainly to:
      — Costs linked to the continuation of restructuring in the United States (carrier networking activities).
      — Costs linked to the continuation of layoffs in European activities (carrier networking activities).
      — Costs linked to restructuring in the optics division, mainly optronics and optical fiber.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 26 — Financial debt
      On December 31, 2004, outstanding Alcatel bonds amounted to € 3,764 million compared to € 4,804 million a year before. This is the result of the following transactions in 2004:

		Maturing	Maturing
		in 2004	after 2004
	Total
	(in millions of euros)
• Tender offer to exchange bonds and issuance of new bonds	96	—	96
• Buy-back of bonds from the market	(617)	(24)	(593)
• Repayments	(519)	(519)	—

Total repurchases, repayments and exchange	(1,040)	(543)	(497)

(a)  Analysis of debt by type

	2004	2003	2002

	(in millions of euros)
Convertible bonds	1,022	1,022	—
Bonds	2,742	3,782	5,325
Bank loans and overdrafts	411	313	244
Capital lease obligations	45	57	80
Accrued interest	139	119	134

Total	4,359	5,293	5,783

      On June 12, 2003, Alcatel issued 63,192,027 bonds having a nominal value of €16.18 each, convertible into new or existing Alcatel ordinary shares (OCEANE) for a total value of € 1,022 million. These bonds mature on January 1, 2011 and bear interest at a rate of 4.75% per annum.
Changes in 2004:
     • Offer to exchange bonds:
      On March 17, 2004, Alcatel launched an offer to exchange bonds in a strategy primarily to lengthen its average debt maturity. On March 30, 2004, Alcatel announced that bonds with a nominal value of € 366 million, which were part of Alcatel’s 7% bond issue of € 1.2 billion, due 2006, had been exchanged by the holders for new euro bonds having a nominal value of € 412 million, due 2014. The new bonds bear interest at 6.375% per annum and produce a return of 6.49%. Additional bonds having a nominal value of € 50 million, which are interchangeable with the new bonds, were also issued. The total nominal value of the new and additional bonds, due 2014, amounts to € 462 million. The exchange offer, which closed on April 7, 2004, was recorded in the second quarter 2004. The loss arising on the exchange offer (€ 43 million) will be amortized over the life of the bonds in accordance with the requirements of IAS 39. The amortization charge for 2004 included in financial income (loss) was € 3 million.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     • Repurchases and repayments:
      During 2004, certain other bonds were subject to buy-back and cancellation, amounting to € 643 million and corresponding to a nominal value of € 617 million, detailed as follows:

Nominal value
Repurchased bonds	repurchased

5.75% FRF due February 2004	€762,245
5% EUR due October 2004	€22,819,000
5.875% EUR due September 2005	€217,102,000
Zero-rate coupon due June 2006	€111,191,052
5.625 % EUR due March 2007	€38,874,495
7% EUR due December 2006	€226,209,000
      The difference between the repurchased amount and the nominal value was included in financial income (loss) in “other financial items (net)” (see note 5).
      The other changes for 2004 were the repayment on February 17, 2004 of the residual € 183 million on € 305 million in bonds issued by Alcatel at a fixed rate of 5.75% in February 1994, and the repayment on October 12, 2004 of the residual € 336.4 million in bonds issued at a rate of 5% on October 12, 1999.
Changes in 2003
      During 2003, € 987 million of bonds were repurchased and cancelled, either on the occasion of the tender offer, or as a result of selective buy-back operations.

•	2003 tender offer to repurchase bonds
      Following the issuance of bonds convertible into new or existing Alcatel ordinary shares (OCEANE) referred to above, and with the aim of extending the maturity dates of its financial debt, Alcatel announced on June 16, 2003 a tender offer to bondholders to repurchase part of the bonds of three debt issues maturing in 2004 and 2005. This offer, which began on June 16, 2003, was made by way of book building by institutional investors, followed by a fixed price offer to individuals. By the expiration date of the offer, Alcatel had purchased € 352 million of bonds, having a nominal value of € 342 million. The difference between the purchase price and the nominal value has been included in financial income (loss).
      The result of this offer is set out in the following table:

Nominal value
Repurchased bonds	repurchased

5.75% FRF due February 2004	€72,722,746
5% EUR due October 2004	€108,912,000
5.875% EUR due September 2005	€160,701,000
      The offer closed on July 7, 2003.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Other changes in 2003:
      In addition to the tender offer to repurchase bonds, certain other bonds were subject to buy-back and cancellation in 2003, amounting to € 642 million, corresponding to a nominal value of € 645 million, detailed as follows:

Nominal value
Maturity date	repurchased

September 2003	€287,167,000
February 2004	€30,902,972
October 2004	€31,855,000
September 2005	€45,878,000
December 2006	€110,025,000
March 2007	€35,342,277
February 2009	€103,250,000
      The difference between the repurchased amount and the nominal value was also included in financial income (loss).
      Other changes for 2003 were as follows:

—	Repayment on September 12, 2003 of the residual € 271 million on € 600 million in floating rate bonds issued by Alcatel in September 2000,

—	Repayment on October 22, 2003 of the residual € 284 million on € 305 million in bonds at a fixed rate of 6.375% issued by Alcatel in October 1993.
      The main changes for 2002 were as follows:

—	Repayment on March 20, 2002 of the residual Yen 28 billion (€ 243 million) on the initial Yen 30 billion bond issued by Alcatel in March 2000,

—	Repayment on June 20, 2002 of the residual € 315 million on € 600 million in floating rate bonds issued by Alcatel in June 2000,

—	Buy-back and cancellation of bonds in the amount of € 86 million (€ 41 million related to bonds maturing in September 2003, € 21 million related to bonds maturing in October 2003, € 17 million related to bonds maturing in February 2004 and € 7 million related to bonds maturing in February 2009).

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(b) Analysis by maturity date

	2004	2003

	(in millions of
	euros)
Short-term financial debt	1,036	883

2005	—	847
2006	598	1,308
2007	194	223
2008	9	—
2009	1,018	1,010
2010 and thereafter	1,504	1,022

Long-term financial debt	3,323	4,410

Total	4,359	5,293

(c)  Debt analysis by rate

	2004		2003		2002

	Before	After	Before	After	Before	After
	hedging	hedging	hedging	hedging	hedging	hedging

	(in millions of euros)
Total fixed rate debt	4,221	905	5,100	1,297	4,927	1,800
Total floating rate debt	138	3,454	193	3,996	856	3,983

Total	4,359	4,359	5,293	5,293	5,783	5,783

      At December 31, 2004, the weighted average interest rate of financial debt before accounting for hedging instruments was 5.18% (5.6% as of December 31, 2003).
      At December 31, 2004, the weighted average interest rate of financial debt after accounting for hedging instruments was 3.72% (4% as of December 31, 2003).
(d) Debt analysis by currency

	2004		2003		2002

	Before	After	Before	After	Before	After
	hedging	hedging	hedging	hedging	hedging	hedging

	(in millions of euros)
Euro	4,265	4,265	5,143	5,161	5,597	3,530
U.S. dollar	52	52	86	86	90	2,093
Other	42	42	64	46	96	160

Total	4,359	4,359	5,293	5,293	5,783	5,783

(e)  Fair value
      The fair value of Alcatel’s debt is determined for each loan by discounting the future cash flows using a discount rate corresponding to bond yields at the end of the year, adjusted by the Group’s credit rate risk. The fair value of debt and bank overdrafts at floating interest rates approximates the net carrying amounts.
      At December 31, 2004, the fair value of debt before hedging (and credit spread) amounted to € 4,733 million (€ 5,574 million as of December 31, 2003). The fair value of the financial instruments that hedge the

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
debt is calculated in accordance with the same method, based on the net present value of the future cash flows.
      At December 31, 2004, the fair value of the debt after hedging was € 4,555 million (€ 5,409 million as of December 31, 2003).
(f)  Credit rating and financial covenant
      As of January 8, 2005, Alcatel credit ratings were as follows:

Rating Agency	Long-term Debt	Short-term Debt	Outlook	Last Update

Standard & Poor’s	BB	B	Stable	November 10, 2004
Moody’s	Ba3	Not Prime	Positive	September 8, 2004
      In 2004, Standard and Poor’s decided to revise Alcatel’s long-term debt credit rating from B+ to BB-, outlook stable and Moody’s revised its long-term rating from B1 to Ba3, maintaining an outlook positive.
Recent history of Alcatel’s long-term debt credit rating

Date	Standard & Poor’s

November 10, 2004	BB	Outlook Stable
March 10, 2004	BB-	Outlook Stable
August 11, 2003	B+	Outlook Stable
October 4, 2002	B+	Outlook Negative
July 12, 2002	BB+	Outlook Negative

Date	Moody’s

September 8, 2004	Ba3	Outlook Positive
May 10, 2004	B1	Outlook Positive
December 5, 2003	B1	Outlook Stable
November 20, 2002	B1	Outlook Negative
July 9, 2002	Ba1	Outlook Negative
Rating clauses affecting Alcatel debt at December 31, 2004
      Alcatel’s short-term debt rating allows a very limited access to the commercial paper market. Alcatel’s outstanding bonds do not contain clauses that could trigger an accelerated repayment in the event of a lowering of its credit ratings. However, the € 1.2 billion bond issue maturing in December 2006 includes a “step up rating change” clause, which provides that the interest rate is increased by 150 basis points if Alcatel’s ratings fall below investment grade. This clause was triggered when Alcatel’s credit rating was lowered to below investment grade status in July 2002. The 150 basis point increase in the interest rate from 7% to 8.5% became effective in December 2002, and was first applied to the payment of the December 2003 coupon. This bond issue also contains a “step down rating change” clause that provides that the interest rate will be decreased by 150 basis points if Alcatel’s ratings move back to investment grade.
Syndicated bank credit facility
      On June 21, 2004, Alcatel closed a € 1,300 million 3-year multi-currency revolving credit facility. This facility replaced the undrawn € 1,375 million syndicated facility maturing in April 2005 that was put in place on April 9, 2002 (for an initial amount of € 2,075 million, of which € 700 million matured within one year).
      The availability of this syndicated credit facility of € 1,300 million is not dependent upon Alcatel’s credit ratings. At December 31, 2004, the credit facility had not been drawn and remained undrawn at the date of approval of the 2004 financial statements by Alcatel’s Board of Directors. Alcatel’s ability to draw on this facility is conditioned upon its compliance with certain financial covenants. The facility contains two financial covenants, the first is a gearing ratio (net debt/equity including minority interests) and the second is a ratio linked to the capacity of Alcatel to generate sufficient cash to repay its net debt. Alcatel was in compliance with these financial covenants at December 31, 2004, 2003 and 2002. As the Group had cash and cash

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
equivalents in excess of its gross financial debt at December 31, 2004 and December 31, 2003, the above-mentioned ratios were not applicable at these dates.
Note 27 — Market-related exposures
      The Group has a centralized treasury management in order to minimize the Group’s exposure to market risks, including interest rate risk, foreign exchange risk, and counterparty risk. The Group uses derivative financial instruments having off balance sheet risk characteristics to manage and reduce its exposure to fluctuations in interest rates and foreign exchange rates.
      All of Alcatel’s debt is issued in euros. Interest rate derivatives are used primarily to convert fixed rate debt into floating rate debt.
      Firm commercial contracts or other firm commitments are hedged by forward foreign exchange transactions, while commercial bids, which are not firmly committed, are hedged by currency options. The duration of such bids does not usually exceed 18 months.
      Because of the diversity of its customers and their diverse geographical locations, management believes that the credit risk relating to customers is limited and that there is no risk of significant credit concentration.
A — Interest rate risk
      Derivative financial instruments held at December 31, 2004 are intended to reduce the cost of debt and to hedge interest rate risk. As of December 31, 2004 and 2003, outstanding interest rate derivatives have the following characteristics:
(a)  Outstanding interest rate derivatives at December 31, 2004
Analysis by type and maturity date

	2004

	Contract notional amounts
	Maturity date					2003

	Less than	1 to	After		Market		Market
	one year	5 years	5 years	Total	value	Total	value

	(in millions of euros)
Interest rate swaps
Pay fixed rate	727	3,312	49	4,088	27	1,707	(42)
Pay floating rate	1,190	5,547	548	7,285	149	5,563	204
Caps
Buy	1,482	2,247	—	3,729	13	14,606	3
Sell	981	1,990	—	2,971	(11)	13,824	—
Floors
Buy	367	—	—	367	2	9,452	100
Sell	367	—	—	367	(2)	9,452	(100)
Forward rate agreements
Buy	—	—	—	—	—	600	(1)
Sell	—	—	—	—	—	600	1
Options on interest rate swaps USD Libor
Buy	—	—	—	—	—	871	7
Sell	—	—	—	—	—	871	(7)

Total market value					178		165

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(b) Interest rate sensitivity
     Interest rate sensitivity in terms of financial cost
      An immediate increase in interest rates of 1%, applied to financial assets and liabilities and related hedging instruments, would decrease interest expense by € 14 million for 2004 (€ 15 million for 2003).
     Interest rate sensitivity in terms of mark-to-market
      An increase of 1% in the interest rate curve, applied to financial debt and related hedging instruments, would have a positive impact of € 50 million on the market value of the financial debt in 2004 (€ 62 million in 2003).
B — Currency risk
      The financial instruments held or issued at December 31, 2004 are hedges of exchange risks arising from payables or receivables, either commercial or financial, and known future transactions as of the year-end. The latter mainly relate to commercial bids expressed in foreign currency. Most of the currency derivatives mature within one year.
      At December 31, 2004, off balance sheet financial instruments held to manage currency risk were as follows:
Outstanding currency derivatives at December 31

	2004					2003

	U.S.	Pound			Market		Market
	dollar	sterling	Other	Total	value	Total	value

	(in millions of euros)
Buy/Lend currency
Forward exchange contracts	784	232	706	1,722	(37)	2,146	(74)
Short-term exchange swaps	—	80	52	132	(2)	163	(6)
Cross currency swaps	—	—	—	—	—	19	(6)
Currency option contracts:
— Buy call	634	669	103	1,406	18	2,372	140
— Sell put	460	1,174	1,019	2,653	(72)	1,388	(55)

Total	1,878	2,155	1,880	5,913	(93)	6,088	(1)

Sell/Borrow currency
Forward exchange contracts	2,204	338	382	2,924	177	3,165	235
Short-term exchange swaps	264	13	108	385	5	807	27
Cross currency swaps	—	—	—	—	—	73	27
Currency option contracts:
— Sell call	660	629	166	1,455	(17)	2,304	(146)
— Buy put	776	1,209	1,047	3,032	86	1,917	73

Total	3,904	2,189	1,703	7,796	251	8,266	216

Total market value					158		215

      Most of the currency derivatives entered into have a maturity of less than one year.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
C — Fair value of cash and cash equivalents, net of financial debt

	2004		2003

	Carrying	Fair	Carrying	Fair
	value	value	value	value

			(in millions of
			euros)
Assets
Short term investments and cash and cash equivalents	5,099	5,160	6,269	6,317
Liabilities
Convertible bonds	(1,022)	(1,219)	(1,022)	(1,148)
Bonds and notes issued	(2,742)	(2,913)	(3,782)	(3,929)
Other borrowings	(595)	(601)	(489)	(497)
Interest rate derivatives	0	178	—	165

Cash and cash equivalents, net of financial debt	740	605	976	908

Currency derivatives	0	158
      The fair value of listed financial instruments is based on the quoted market price on the last trading day of the year.
      Fair values of non-listed financial instruments were estimated using one or more valuation models that incorporate observable or quantifiable market information. As a result of the subjective nature and the limitations of such estimates, the values presented for non-listed financial instruments may differ from the values that could have been obtained at December 31, 2004 in the event of a sale. The fair values used were based on market conditions existing at December 31, 2004. Minor changes in assumptions concerning those market conditions could have a material effect on the estimated values.
      Methods and assumptions used to estimate the fair value of gross financial debt are described in note 26 e.
      For non-listed investments and cash, the carrying amount is considered as a reasonable estimate of fair value.
      Fair values of currency and interest-rate derivatives were obtained by calculating the discounted value of firm or expected future cash flows, based on market conditions observed at December 31, 2004.

Instruments used to manage interest rates:
      The fair values of these instruments have been obtained by discounting the future estimated interest differential cash flows, at the current market interest rate at the end of 2003. For option-type instruments, the fair values have been estimated by obtaining a market price from a third party bank and/or models widely used by the financial community.

Currency swaps:
      The fair values have been estimated as the difference between the current, year-end rate and the future rate specified in the swap agreement.

Currency and interest rate swaps:
      The estimate of fair value involves splitting the swap into its borrowing and lending elements and discounting the future expected currency cash flows relating to each element. The present values calculated have been converted at the year end rate and netted to give an estimated fair value.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Currency options:
      The fair values have been estimated by requesting the price of an option to exactly close out the position held from a third party bank or by using a well-known quotation software.

Investments:
      For non-listed investments, the estimated fair value is given as the Group’s share of the net asset value.

Fixed rate bonds and notes:
      The fair values are based on expected future cash flows discounted at the current market rate on similar bond issues.

Floating rate bonds and notes:
      The fair value is estimated assuming that the value is par at the next rate fixing date and discounting the par value, and the interest element until the next rate fixing date, at the current market rate.

Cash and short-term investments:
      For the assets, the carrying amount is a reasonable estimate of fair value.

Borrowings:
      The fair values of Alcatel’s borrowings are estimated on the basis of the range of interest rates and maturity profile compared with market rates available for debt of similar remaining maturities.
D — Stock market risk
      Alcatel and its subsidiaries are not engaged in speculative trading in the stock markets. Subject to approval by Alcatel, subsidiaries may make equity investments in selected companies (see note 14).
      At December 31, 2004, no transactions are in progress on Alcatel shares or on other shares held by Alcatel.
Note 28 — Customers’ deposits and advances

	2004	2003	2002

	(in millions of euros)
Advance payments received on long-term contracts	637	842	1,024
Other deposits and advances received from customers	527	339	458

Total customers’ deposits and advances	1,164	1,181	1,482

Note 29 — Debt linked to the bank activity

	2004	2003	2002

	(in millions of euros)
Debt linked to the bank activity	105	224	246

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      This debt corresponds to the amount of customer loans and advances presented under the captions “Other investments” and “Other accounts receivable”:

—	2004: “Other investments” were € 105 million (note 14)

—	2003: “Other investments” were € 224 million (note 14).

—	2002: “Other investments” were € 176 million (note 14) and under “Other accounts receivable” were € 70 million.
Note 30 — Other payables
      Analysis is as follows:

	2004	2003	2002

	(in millions of euros)
Accrued payables and other	825	1,330	2,354
Wages, salaries and other social payables	839	913	1,001
Accrued taxes	449	361	380
Deferred taxes	80	71	112
Dividends to be paid	4	—	—
Government grants	41	45	48

Total	2,238	,720	3,895

Note 31 — Contractual obligations and disclosure related to off balance sheet commitments
(a)  Contractual obligations
      The following table presents minimum payments that the Group will have to make in the future under contracts and firm commitments. Amounts related to financial debt and capital lease obligations are fully reflected in the consolidated balance sheet.

	Maturity date

	Less than			After
Contractual cash obligations	one year	1-3 years	4-5 years	5 years	Total

	(in millions of euros)
Financial debt (excluding capital leases)	1,031	752	1,027	1,504	4,314
Capital lease obligations	5	40	—	—	45

Sub-total — included in Balance Sheet	1,036	792	1,027	1,504	4,359

Operating leases	104	160	118	164	546
Commitments to purchase fixed assets	28	—	—	—	28
Unconditional purchase obligations(a)	161	59	1	—	221

Sub total — Commitments	293	219	119	164	795

(a)	Other firm commitments result mainly from purchase obligations under multi-year supply contracts linked to the sale of businesses to third parties.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Rental expense (excluding capital lease rental payments) is as follows:

	2004	2003	2002

	(in millions of euros)
Minimum rentals	49	47	116
Indexed rentals	61	88	46
Sublease rentals	(5)	—	—

Total	105	135	162

(b) Off balance sheet commitments
      Off balance sheet commitments of the Group were primarily as follows:

—	certain guarantees given to the Group’s customers for contract execution (performance bonds, guarantees on advances received issued by financial institutions...);

—	guarantee relating to the maximum intra-day bank overdraft allowed for Group subsidiaries under the Group’s cash pooling agreement with certain banks;

—	guarantees given under securitization programs or on sale of receivables (see description below).
      Alcatel does not rely on special purpose entities to deconsolidate these risks.

	2004	2003	2002

	(in millions of euros)
Guarantees given on contracts made by entities within the Group or by non-consolidated subsidiaries	1,742	2,106	2,787
Discounted notes receivable and other	5	25	14
Other contingent commitments	793	702	833

Sub-total — Contingent commitments	2,540	2,833	3,634

Debt security interests granted and other debt guarantees	156	157	262
Guarantees on cash pooling	605	652	807

Total	3,301	3,642	4,703

      No material commitments are omitted from this note 31 in accordance with current accounting practice.
Contingent commitments

	Deadline

	Less than			After
Contingent commitments	one year	1-3 years	4-5 years	5 years	Total

	(in millions of euros)
Guarantees on Group contracts(a)	1,188	197	47	52	1,484
Guarantees on third party contracts	168	70	14	6	258
Discounted notes receivable and other	3	1	—	1	5
Other contingent commitments	342	58	213	180	793

Total	1,701	326	274	239	2,540

Counter guarantees received	301	87	12	4	404

(a) Reflected in balance sheet	478

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     The amounts reflected in the preceding table represent the maximum potential amounts of future payments (undiscounted) that the Group could be required to make under current guarantees granted by the Group. These amounts are not reduced by any amounts that may be recovered under recourse provisions in the guarantees or guarantees given by customers for the Group’s benefit, which are included in the “counter guarantees received” line.
      Commitments related to product warranties, pension and end-of-career indemnities are not included in the preceding table. These commitments are fully reflected in the financial statements. Contingent liabilities arising out of litigation, arbitration or regulatory actions are not included in the preceding table with the exception of those linked to Group long-term contracts. For more information concerning litigation, see note 34. Potential commitments linked to the inclusion in French law of the European Directive on Waste Electrical and Electronic Equipment, which will only be applicable as from August 2005, are also not included.
      Guarantees given on Group long-term contracts consist of performance bonds issued by financial institutions to customers and bank guarantees given to secure advance payments received from customers (excluding security interests and restricted cash which are indicated in the table “Guarantees granted on borrowings and advance payments received such as security interests” of this note). Alcatel gives guarantees related to advances and payments received from customers, or commits to indemnify the customer, if the subsidiary contractor does not perform the contract in compliance with the terms of the contract. In the event that, due to occurrences, such as delay in delivery or litigation related to failure in performance on the underlying contracts, it becomes likely that Alcatel will become liable for such guarantees, the estimated risk is reserved for on the consolidated balance sheet under the caption “product sale reserves” (see note 25) or in inventory reserve. The amounts concerned are given in the preceding table in the specific line item “(1) Reflected in balance sheet”.
      Commitments related to contracts that have been cancelled or interrupted due to the default or bankruptcy of the customer are included in the above-mentioned “Guarantees on Group contracts” as long as the legal release of the guarantee has not been obtained.
      Additionally, most of the performance guarantees given to Group customers are insured. The evaluation of risk related to guarantees should take into account the insurance proceeds that may be received in case of a claim.
      Guarantees given on third party long-term contracts could contingently require the Group to make payments to the guaranteed party based on a non-consolidated company’s failure to perform under an agreement. The fair value of these contingent liabilities, corresponding to the premiums received by the guarantor for issuing the guarantees, was € 3 million at December 31, 2004 (€ 3 million at December 31, 2003 and € 5 million at December 31, 2002).

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Guarantees granted on debt, advance payments received and security interests granted

	Deadline

	Less than			After 5
Guarantees on borrowings and advance payments received	one year	1-3 years	4-5 years	years	Total

	(in millions of euros)
Security interests granted	6	—	—	4	10
Other guarantees given	103	4	9	30	146

Total	109	4	9	34	156

Net book value of assets given in guarantee:
— financial assets	—	—	—	4	4
— other assets	6	—	—	—	6
Guarantee on cash pooling
      Not included in the preceding table is a guarantee granted to the banks that implement the Group cash pooling. This guarantee covers the risk involved in any debit position that could remain outstanding after daily transfers between Alcatel Central Treasury’s accounts and the Group subsidiaries’ accounts. As of December 31, 2004, this guarantee was valued at € 0.6 billion (€ 0.7 billion as of December 31, 2003 and € 0.8 billion as of December 31, 2002).
Other specific commitments linked to significant operations
     SVF trust program
      In 1999, Alcatel launched a vendor financing securitization program, called the SVF trust, which was amended in May 2003, following previous amendments in June 2000 and May 2002.
      As Alcatel does not own any equity share in the trust, the SVF trust was not consolidated within the Group’s accounts in accordance with the “Comité de la Réglementation Comptable” Regulation 99-02. However, in accordance with new financial regulations, which are applicable from the first financial accounting year beginning after August 2, 2003, the SVF trust is consolidated with the Group’s accounts starting January 1, 2004.
      In April 2004, as part of a reassessment of its financing requirements and credit facilities and with a view to optimizing its financial costs, Alcatel decided to cancel this securitization program. As a result, the banks no longer have any financing commitments in this respect and Alcatel bought back from the SVF trust all outstanding receivables at nominal value during the second quarter 2004. The cancellation of the program did not have a significant impact on the results and financial position of the Group.

Sale of carry-back receivable
      In May 2002, Alcatel sold to a credit institution a carry-back receivable with a face value of € 200 million resulting from Alcatel’s decision to carry back 2001 tax losses. The cash received from this sale was € 149 million, corresponding to the discounted value of this receivable that will mature in five years. The difference between the net cash proceeds and the nominal value is being recorded over the five-year period as a financial expense. The financial expense for 2004 amounted to € 10 million.
      Alcatel is required to indemnify the purchaser in case of any error or inaccuracy concerning the amount or nature of the receivable sold. The sale will be retroactively cancelled in the event of a modification to the law or regulations that substantially changes the rights attached to the receivable sold.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Securitization of customer receivables
      In December 2003, Alcatel entered into a securitization program for the sale of customer receivables without recourse. Eligible receivables are sold to a special purpose vehicle, which benefits from a subordinated financing from the Group representing an over-collateralization determined on the basis of the portfolio of receivables sold. This special purpose vehicle is fully consolidated in accordance with paragraph 10052 of the “Comité de la Réglementation Comptable” Regulation 99-02. The receivables sold at December 31, 2004, which amounted to € 82 million (€ 54 million at December 31, 2003), are therefore maintained in the consolidated balance sheet. At December 31, 2004, the maximum amount of receivables that can be sold amounted to € 150 million, representing a credit line available to the Group. This amount can be increased to € 250 million. The purpose of this securitization program is to optimize the management and recovery of receivables in addition to providing extra financing.
Note 32 — Related party transactions
      The definition of related parties retained by the Group, effective January 1, 2003, is that of IAS 24 (revised in December 2003).
      Management is not aware of any shareholder holding more than 5.22% of the parent company’s share capital.
      Transactions with related parties during 2004 and 2003 were as follows:

	2004	2003

	(in millions
	of euros)
Net sales of goods and services
— Non-consolidated affiliates	42	47
— Equity affiliates	11	10
Cost of sales
— Non-consolidated affiliates	(67)	29
— Equity affiliates	(4)	6
      Outstanding balances arising from related party transactions at December 31, 2004 and 2003 were as follows:

	2004	2003

	(in millions of euros)
Assets:
— Non-consolidated affiliates	41	23
— Equity affiliates	14	4
— Valuation allowances	(6)	(5)
Other liabilities:
— Non-consolidated affiliates	(20)	56
— Equity affiliates	(15)	7
Financial debt:
— Non-consolidated affiliates	(11)	5
— Equity affiliates	(31)	17

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Key management personnel being members of the Group’s executive committee are listed in the Corporate Governance section of the Annual Report. In 2004, the total compensation paid to members of the executive committee was as follows:

	2004	2003

	(in millions of euros)
Salary and benefits in kind paid	11.6	7.5

	2004	2003

	(in number of options)
Stock options granted	1,355,000	1,396,256
Note 33 — Payroll, staff and staff training rights
(a)  Payroll and staff training rights

	2004	2003	2002

	(in millions of euros and
	number of staff)
Wages and salaries (including social security / pension costs)	3,740	4,004	5,488
of which remuneration of executive officers(a)	11.6	7.5	7.7
Staff training rights in hours(b)	312,400	60,486	75,940

(a)	Compensation paid for the full year to the 11 members of the Senior Management as of December 31, 2004 because of their functions in Alcatel or in consolidated companies.

(b)	Cumulated number of training hours acquired by staff (French companies only) at December 31, 2004. No staff requests for training had been received at December 31, 2004.
(b) Staff

	2004	2003	2002

	(in number of staff)
Fixed communications	18,446	26,502	36,104
Mobile communications	15,350	14,110	14,816
Private communications	21,367	19,282	24,314
Other	555	592	706

Total	55,718	60,486	75,940

France	16,161	18,989	25,282
Germany	5,951	7,381	8,561
Other Western Europe	10,401	11,285	15,915
Rest of Europe	1,517	1,694	2,298
Asia Pacific	8,338	8,716	8,960
North America	8,783	9,075	10,788
Rest of world	4,567	3,346	4,136

Total	55,718	60,486	75,940

of which Executives and senior technical staff(a)	61%	55%	53%

(a)	Executives, senior technical staff and positions normally requiring a minimum of three years of higher education.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 34 — Contingencies
      In addition to legal proceedings incidental to the conduct of its business (including employment-related collective actions in France and the US) which management believes are adequately reserved against in the financial statements or will not result in any significant costs to the Group, Alcatel is involved in the following legal proceedings:
France Telecom
      Since 1993, a legal investigation has been ongoing concerning “overbillings” which are alleged to have been committed in Alcatel CIT to the detriment of its principal client, France Telecom, based on an audit of production costs conducted in 1989 in the transmission division, and in 1992 in the switching division: in the latter it was recognized that parties’ dispute on pricing did not involve fraud by Alcatel CIT. Two settlement agreements were entered into with France Telecom, one in 1993 in relation to the transmission division, and the other in May 2004 in relation to the switching activity: in the latter it was recognized that the parties’ dispute on pricing did not involve fraud by Alcatel CIT.
      In April 1999, Alcatel learned that the criminal investigation had been extended to determine whether corporate funds of Alcatel CIT and Alcatel had been misused. As a consequence, both Alcatel CIT and Alcatel filed civil complaints to preserve their rights with respect to this investigation.
      In January 2000, the investigating magistrate declared his investigation closed. Since then, the file has been the subject of several procedural developments, including appeals relating to the closing of the investigation phase with respect to a former employee of Alcatel CIT, who has been indicted. At the end of November 2004, the investigating magistrate again declared his investigation closed, following which three other indicted defendants took new procedural steps. It is therefore unlikely that the investigating magistrate will be able to close his investigation before June 2005 at the earliest.
Class A and Class O shareholders
      Several purported Class action lawsuits have been filed since May 2002 against Alcatel and certain of its officers and directors challenging the accuracy of certain public disclosures that were made in the prospectus for the initial public offering of Alcatel Class O shares and in other public statements regarding market demand for the former Optronics division’s products.
      The lawsuits purport to be brought on behalf of persons who (i) acquired Alcatel Class O shares in or pursuant to the initial public offering of the American Depositary Shares conducted by Alcatel in October 2000, (ii) purchased Alcatel Class A and Class O shares in the form of ADSs between October 20, 2000 and May 29, 2001 and (iii) purchased Alcatel Class A shares in the form of ADSs between May 1, 2000 and May 29, 2001. Amount of damages sough by these lawsuits has not yet been specified.
      The actions have been consolidated in the United States District Court, Southern District of New York. Alcatel is conducting a vigorous defense and denies any liability or wrongdoing with respect to this litigation. Alcatel filed a motion to dismiss this action on January 31, 2003 and a decision on the motion was rendered on March 4, 2005. The judge rejected a certain number of the plaintiffs’ demands with prejudice. He also rejected all the remaining claims under the federal securities laws for lack of specificity in the pleadings, but with leave to file a further amended complaint.
Costa Rica
      Beginning in early October 2004, Alcatel learned that investigations had been launched in Costa Rica by the Costa Rican Attorney General and the National Congress, regarding payments alleged to have been made by a consultant on behalf of an Alcatel subsidiary to various state and local officials in Costa Rica, two

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
political parties in Costa Rica and representatives of ICE, the state owned telephone company, in connection with the procurement by the Alcatel subsidiary of several contracts for network equipment and services from ICE. Upon learning of these allegations, Alcatel immediately commenced and is continuing an investigation into this matter.
      In Costa Rica and other countries, Alcatel retains consultants to assist it with its local operations and contracts. Alcatel’s contracts with persons through whom Alcatel deals locally strictly prohibit the provision of any pecuniary or other advantage in contravention of applicable laws. In addition, Alcatel has a strict Statement of Business Practice (a copy of which is available on its web site, www.alcatel.com, under the heading Sustainable Development — Values and Charters) that imposes the highest standards of legal and ethical conduct on its employees. Alcatel rigorously enforce this Statement of Business Practice across the entire company and, when violations occur, Alcatel take prompt and appropriate action against the persons involved.
      Alcatel has terminated the employment of the president of Alcatel de Costa Rica and a vice president-Latin America of a French subsidiary. Alcatel is also in the process of pursuing criminal actions against the former president of Alcatel de Costa Rica, the local consultants and the employee of the French subsidiary based on its suspicion of their complicity in an improper payment scheme and misappropriation of funds. The contracts with the local consultants were limited to the specific projects involved and are no longer in effect or have been terminated, and any payments due under those contracts have been suspended. Alcatel’s internal investigation is continuing.
      Alcatel contacted the United States Securities and Exchange Commission and the United States Department of Justice and informed them that Alcatel will cooperate fully in any inquiry or investigation into these matters. The SEC is conducting an inquiry into the allegations. If the Department of Justice or the SEC determines that violations of law have occurred, it could seek civil or, in the case of the Department of Justice, criminal sanctions, including monetary penalties against Alcatel. Neither the Department of Justice nor the SEC has informed Alcatel what action, if any, they will take.
      Several investigations have been launched in Costa Rica concerning this matter by both the Costa Rican Attorney General and the Costa Rican National Congress. On November 25, 2004, the Costa Rican Attorney General’s Office commenced a civil lawsuit against Alcatel CIT to seek compensation for the pecuniary damage caused by the alleged payments described above to the people and the Treasury of Costa Rica, and for the loss of prestige suffered by the Nation of Costa Rica. On February 1, 2005, ICE commenced a lawsuit against Alcatel CIT to seek compensation for the pecuniary damage caused by the alleged payments described above to ICE and its customers, and for the tarnishment to the reputation of ICE resulting from these events. The amount of damages sought by these lawsuits has not yet been specified. Alcatel intends to defend these actions vigorously and deny any liability or wrongdoing with respect to these litigations.
      Alcatel is unable to predict the outcome of these investigations and civil lawsuit and their effect on our business. If the Costa Rican authorities conclude criminal violations have occurred, Alcatel may be banned from participating on public contracts within Costa Rica for a certain period and fines or penalties may be imposed on Alcatel, in an amount which Alcatel is not able to determine at this time. Alcatel expects to generate approximately € 9 million in revenue from Costa Rican contracts in 2005. Based on the amount of revenue received from these contracts, Alcatel does not believe a loss of business in Costa Rica would have a material adverse effect on Alcatel as whole. However, these events may have a negative impact on the image of its company in Latin America.
Taiwan
      Certain employees of Alcatel Taisel, a Taiwanese subsidiary of Alcatel, and Siemens Taiwan, along with a few suppliers and a legislative aide, have been the subject of an investigation by the Taipei Investigator’s

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Office of the Ministry of Justice relating to an axle counter supply contract awarded to Alcatel Taisel by Taiwan Railways in 2003. It has been alleged that persons in Alcatel Taisel and Siemens Taiwan and subcontractors hired by them were involved in a bid rigging and payment arrangement for the Taiwan Railways contract.
      Upon learning of these allegations, Alcatel immediately commenced and is continuing an investigation into this matter. Alcatel terminated the former president of Alcatel Taisel. A director of international sales and marketing development of a German subsidiary who was involved in the Taiwan Railways contract has resigned and is under ongoing investigation by the Taiwanese authorities.
      On February 21, 2005, the former president of Alcatel Taisel and Alcatel Taisel were indicted for violation of the Taiwanese Government Procurement Act. If the former country senior officer is found guilty of the allegations in the indictment, Alcatel Taisel may be banned from participating in governmental contracts within Taiwan for a certain period and fines or penalties may be imposed on Alcatel, in an amount not to exceed € 25,000. As a group, Alcatel expects to generate approximately € 80 million in all or part of this revenue from Taiwanese contracts in 2005. Based on the amount of revenue received from these contracts, Alcatel does not believe a loss of business in Taiwan would have a material adverse effect on Alcatel as whole.
      Effect of the investigations. Alcatel reiterates that its policy is to conduct its business with transparency, and in compliance with all laws and regulations, both locally and internationally. Alcatel will fully cooperate with all governmental authorities in connection with the investigation of any violation of those laws and regulations.
      Although it is not possible at this stage of these cases to predict the outcome with any degree of certainty, Alcatel believes that the ultimate outcome of these proceedings will not have a material adverse effect on its consolidated financial position or its income from operations. Alcatel is not aware of any other exceptional circumstances or proceedings that have had or may have a significant impact on the business, the financial position, the net income or the assets of Alcatel or the Group.
Note 35 — Main consolidated companies*

Consolidation
Company	Country	% control	% interest	method

Alcatel(a)(b)	France			Parent company

OPERATING COMPANIES*
Alcatel Australia Limited	Australia			Full consolidation
Alcatel Austria A.G.	Austria			Full consolidation
Alcatel Bell NV	Belgium			Full consolidation
Alcatel Business Systems S.A.	France			Full consolidation
Alcatel Canada Inc.	Canada			Full consolidation
Alcatel Cable France	France			Full consolidation
Alcatel CIT	France			Full consolidation
Alcatel España S.A.	Spain			Full consolidation
Alcatel Indetel S.A. de C.V.	Mexico			Full consolidation
Alcatel Italia S.p.A.	Italy			Full consolidation
Alcatel Optical Fiber GmbH	Germany			Full consolidation
Alcatel Polska SA	Poland			Full consolidation
Alcatel Portugal SA	Portugal			Full consolidation
Alcatel Network Systems SDN BHD	Malaysia	51	51	Full consolidation
Alcatel Schweiz AG	Switzerland			Full consolidation
Alcatel SEL A.G.	Germany			Full consolidation
Alcatel Shanghai Bell(c)	R.P.C.	50	50	Full consolidation
Alcatel Space	France			Full consolidation
Alcatel Submarine Networks S.A.	France			Full consolidation
Alcatel Telecom Limited	U.K.			Full consolidation
Alcatel Telecom Nederland BV	The Netherlands			Full consolidation

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

				Consolidation
Company	Country	% control	% interest	method

Alcatel Telecom Norway A/S	Norway			Full consolidation
Alcatel Telecommunicacoes SA	Brazil			Full consolidation
Alcatel Teletas Telekommunikasyon(b)	Turkey	65	65	Full consolidation
Alcatel USA Inc.	U.S.			Full consolidation
Alcatel Vacuum Technology	France			Full consolidation
Genesys Telecommunications Laboratories Inc.	U.S.			Full consolidation
Radio Frequency Systems GmbH	Germany			Full consolidation
Radio Frequency Systems Inc.	U.S.			Full consolidation
Shanghai Bell Samsung Communications	China	51	25.5	Full consolidation
Taiwan International Standard Electronics Ltd (Taisel)	Taiwan	60	60	Full consolidation
Alda Marine	France	51	51	Proportionate
Evolium Holding SAS	France	66	66	Proportionate
Draka Comteq BV	The Netherlands	49,9	49,9	Equity
TAMP (TCL & Alcatel Mobile Phones Ltd)	China	45	45	Equity

(a)	Publicly traded.

(b)	The financial data of Alcatel, as the parent company, are included under the business segment “Others”.

(c)	The Group owns 50% plus one share.

*	Percentages of control and interest equal 100% unless otherwise specified.

Consolidation
Company	Country	% control	% interest	method

HOLDINGS AND OTHER(b)

Aerospace, defence and IT&S
Thales (ex Thomson-CSF)(a)	France	12.8	9.5	Equity

Financial Holdings
Alcatel China Investment Co. Ltd.	China			Full consolidation
Alcatel Holding Canada Corp.	Canada			Full consolidation
Alcatel NV	Netherlands			Full consolidation
Alcatel Participations	France			Full consolidation
Alcatel Participations China	France			Full consolidation
Alcatel UK Limited	U.K.			Full consolidation
Compagnie Financière Alcatel	France			Full consolidation
Coralec	France			Full consolidation
Florelec	France			Full consolidation
Lubelec	France			Full consolidation

Financial Services
Electro Banque	France			Full consolidation
Electro Ré	Luxembourg			Full consolidation

(a)	Publicly traded.

(b)	Financial data for Alcatel, as the parent company, are included in this business segment.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 36 — Quarterly information (not reviewed)
(a)  Consolidated income statements

	Q1 2004	Q2 2004	Q3 2004
	Restated	Restated	Restated
	(not reviewed)	(not reviewed)	(not reviewed)	Q4 2004	Total

	(in millions of euros, except per share amounts)
Net sales	2,533	2,911	3,009	3,812	12,265
Cost of sales	(1,562)	(1,755)	(1,872)	(2,501)	(7,690)

Gross profit	971	1,156	1,137	1,311	4,575

Administrative and selling expenses	(498)	(532)	(486)	(494)	(2,010)
R&D costs	(369)	(413)	(381)	(424)	(1,587)

Income from operations	104	211	270	393	978

Interest expense on notes mandatorily redeemable for shares	(11)	(11)	(11)	(11)	(44)
Financial income (loss)	(40)	(3)	(44)	(45)	(132)
Restructuring costs	(64)	(67)	(14)	(159)	(304)
Other revenue (expense)	245	32	47	40	364

Income before amortization of goodwill, tax and purchased R&D	234	162	248	218	862

Income tax	16	28	(13)	(40)	(9)
Share in net income of equity affiliates and disposed of or discontinued operations	(16)	(43)	(19)	(19)	(97)

Consolidated net income before amortization of goodwill and purchased R&D	234	147	216	159	756

Amortization of goodwill	(104)	(102)	(103)	(99)	(408)
Exceptional amortization of goodwill	—	—	—	—	—
Purchased R&D	(1)	—	—	—	(1)
Minority interests	5	(22)	(29)	(20)	(66)

Net income	134	23	84	40	281

Ordinary shares
Basic earnings per share (in euros)	0.10	0.02	0.06	0.03	0.21
Diluted earnings per share (in euros)	0.10	0.02	0.06	0.03	0.21
      Data for Q1, Q2 and Q3 have been restated to take into account the principal changes in the consolidated companies during 2004, as described in note 2. The following businesses have been restated as discontinued operations:

—	disposal of the optical fiber business.

—	disposal of the mobile phones business.

—	disposal of Saft Power Systems business.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2003 restated (not reviewed)	Q1	Q2	Q3	Q4	Total

	(in millions of euros, except per share amounts)
Net sales	2,616	2,829	2,718	3,443	11,606
Cost of sales	(1,771)	(1,898)	(1,703)	(2,242)	(7,614)

Gross profit	845	931	1,015	1,201	3,992

Administrative and selling expenses	(549)	(512)	(482)	(490)	(2,033)
R&D costs	(399)	(372)	(362)	(377)	(1,510)

Income (loss) from operations	(103)	47	171	334	449

Interest expense on notes mandatorily redeemable for shares	(12)	(12)	(11)	(12)	(47)
Financial income (loss)	(32)	(67)	(72)	(77)	(248)
Restructuring costs	(266)	(284)	(188)	(522)	(1,260)
Other revenue (expense)	214	38	(11)	7	248

Income (loss) before amortization of goodwill, tax and purchased R&D	(199)	(278)	(111)	(270)	(858)

Income tax	(28)	(14)	(20)	(19)	(81)
Share in net income of equity affiliates and disposed of or discontinued operations	(87)	(286)	(48)	3	(418)

Consolidated net income (loss) before amortization of goodwill and purchased R&D	(314)	(578)	(179)	(286)	(1,357)

Amortization of goodwill	(105)	(105)	(100)	(97)	(407)
Exceptional amortization of goodwill	(47)	—	—	(113)	(160)
Purchased R&D	—	—	—	—	—
Minority interests	5	8	(5)	(28)	(20)

Net income (loss)	(461)	(675)	(284)	(524)	(1,944)

Ordinary shares
Basic earnings per share (in euros)	(0.35)	(0.51)	(0.21)	(0.39)	(1.46)
Diluted earnings per share (in euros)	(0.35)	(0.51)	(0.21)	(0.39)	(1.46)
(b) Information by segment

2004 restated	Q1	Q2	Q3	Q4	Total

	(in millions of euros)
Net sales
Fixed Communications	1,086	1,303	1,209	1,533	5,131
Mobile Communications	617	714	894	1,076	3,301
Private Communications	865	929	935	1,236	3,965
Other	—	—	—	—	—
Eliminations	(35)	(35)	(29)	(33)	(132)

Total	2,533	2,911	3,009	3,812	12,265

Income (loss) from operations
Fixed Communications	28	134	118	149	429
Mobile Communications	88	71	103	139	401
Private Communications	35	35	68	97	235
Others	(47)	(29)	(19)	8	(87)

Total	104	211	270	393	978

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2003 restated (not reviewed)	Q1	Q2	Q3	Q4	Total

	(in millions of euros)
Net sales
Fixed Communications	1,234	1,314	1,258	1,558	5,364
Mobile Communications	658	728	697	846	2,929
Private Communications	817	868	839	1,103	3,627
Other	3	4	4	5	16
Eliminations	(96)	(85)	(80)	(69)	(330)

Total	2,616	2,829	2,718	3,443	11,606

Income (loss) from operations
Fixed Communications	(59)	8	63	143	155
Mobile Communications	40	44	107	124	315
Private Communications	(34)	21	41	95	123
Others	(50)	(26)	(40)	(28)	(144)

Total	(103)	47	171	334	449

(c)	Earnings per share
      Earnings per share is determined according to the method described in note 9. The following tables present a reconciliation of basic earnings per share and diluted earnings per share for Q4 2004 and Q4 2003.

	Ordinary shares

	Net income	Number of	Per share
Q4 2004	(loss)	shares	amount

	(in millions
	of euros)
Basic earnings per share	40	1,350,765,467	€0.03
Stock option plans	—	13,579,097	—
Notes mandatorily redeemable for shares	—	—	—

Diluted earnings per share	40	1,364,344,564	€0.03

Ordinary shares:
      Consolidated subsidiaries of the Group owned 60,624,711 Alcatel ordinary shares and no share equivalents.
Shares subject to future issuance:
      The number of stock options not exercised as of December 31, 2004 amounted to 150,715,229 shares. Only 13,579,097 share equivalents were taken into account for the calculation of the diluted earnings per share, as the balance of share equivalents had an anti-dilutive effect.
      Furthermore, 63,192,027 new or existing Alcatel ordinary shares, which are issuable in respect of Alcatel’s convertible bonds (OCEANE) issued on June 12, 2003, have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Ordinary shares

	Net income	Number of	Per share
Q4 2003	(loss)	shares	amount

	(in millions
	of euros)
Basic earnings per share	(524)	1,342,366,503	€(0.39)
Stock option plans	—	—	—
Notes mandatorily redeemable for shares	—	—	—

Diluted earnings per share	(524)	1,342,366,503	€(0.39)

Ordinary shares:
      The earnings per share computation takes into account that consolidated subsidiaries of the Group owned 62,789,755 Alcatel ordinary shares and no share equivalents.
      Shares subject to issuance in the future have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect. In addition, notes mandatorily redeemable for new or existing Alcatel shares have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.
Note 37 — Summary of differences between accounting principles followed by Alcatel and U.S. GAAP
      Alcatel’s accounting policies comply with generally accepted accounting principles in France (“French GAAP”) (see note 1). Elements of Alcatel’s accounting policies which differ significantly from generally accepted accounting principles in the United States (“U.S. GAAP”) are described below:
(a)  Differences in accounting for business combinations
Adoption of French “pooling of interests” accounting method for stock-for-stock business combinations under French GAAP
      From January 1, 1999, in connection with the change in French accounting principles, Alcatel accounted for its acquisition of DSC Communications Corporation (“DSC”) under the French pooling of interests accounting method: assets and liabilities of DSC Communications Corporation were accounted for on a carryover basis at the acquisition date, adjusted to Alcatel’s accounting method. The difference resulting from the application of the pooling of interests accounting method remained in shareholders’ equity.
      The two stock-for-stock acquisitions made during the first half of 2000, Genesys Telecommunications Laboratories (“Genesys”) and Newbridge Networks Corporation (“Newbridge”), the stock-for-stock acquisition of Kymata made during the second half of 2001, the stock-for-stock acquisition of Astral Point and Telera made during 2002 and the stock-for-stock acquisition of TiMetra made during 2003 have been accounted for using the pooling of interests accounting method under French GAAP.
      Under U.S. GAAP, the DSC, Genesys, Newbridge, Kymata, Astral Point and Telera acquisitions have been recorded under the purchase accounting method. TiMetra being a development stage-company when acquired, the difference between the fair value of net assets acquired and the purchase price was accounted for in operating expenses.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The purchase prices were mainly allocated to acquired technology, in-process research and development, fair value of investments, deferred compensation and deferred tax liabilities resulting in goodwill of:

	Date of
	acquisition	Currency	Goodwill

	(in millions)
DSC	1998	USD	2,613
Genesys	2000	USD	1,471
Newbridge	2000	CAD	6,968
Kymata	2001	GBP	57
Astral Point	2002	USD	138
Telera	2002	USD	47
TiMetra	2003	USD	114	(a)

(a)	As TiMetra does not meet the definition of a business under U.S. GAAP, goodwill was written off.
     As part of the changeover to IFRS on and after January 1, 2005, the French “pooling of interest” method of accounting for business combinations occurring in 2004 has been abandoned on and after January 1, 2004 by the Group (see note 1 and note 10).
Intangible assets and SFAS 144
      In connection with the acquisitions described above, the Group allocated part of the purchase prices to acquired technologies. The amounts recorded at the acquisition dates were: USD 256 million for DSC, USD 59 million for Genesys, CAD 694 million for Newbridge, GBP 10 million for Kymata, USD 8 million for Astral Point, USD 27 million for Telera and USD 40 million for TiMetra. Those intangible assets are amortized over their estimated useful life (three-seven years) and are tested for impairment in compliance with Statement of Financial Accounting Standards (“SFAS”) No.144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”).
Allocation of the purchase price to in-process research and development projects

DSC
      In connection with the acquisition of DSC, the Group allocated USD 1,096 million of the purchase price to in-process research and development projects. At the acquisition date, DSC was conducting design, development, engineering and testing activities associated with the completion of hundreds of projects aimed at developing next-generation technologies that were expected to address emerging market demands for the telecommunication equipment market. The allocation of USD 1,096 million of the purchase price to these in-process research and development projects represented their estimated fair values. More specifically, the development, engineering and testing activities associated with the following technologies were allocated as portions of the purchase price: Access (USD 600 million), Switching (USD 400 million), and Transmission (USD 100 million).
      The estimated costs to be incurred to complete the purchased in-process technology into commercially viable products were approximately USD 195 million in the aggregate over the two years — USD 100 million for switching, USD 72 million for access, and USD 23 million for transmission.
      At the acquisition date, it was estimated that total revenues from the acquired in-process technology would peak in the years 2002 to 2005 and steadily decline thereafter as other new products and technologies were expected to be introduced by Alcatel.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The estimated costs of goods sold and operating expenses as a percentage of revenues were expected to be lower than those of DSC on a stand-alone basis primarily due to production efficiencies expected to be achieved through economies of scale of the combined operations. As a result of these savings, the combined company was expected to benefit from higher profit margins in future periods.
      A discount rate of 20% was used for determining the value of the in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances that were unknown at this time.

Newbridge
      In connection with the acquisition of Newbridge, the Group allocated USD 750 million of the purchase price to in-process research and development projects.
      At the acquisition date, Newbridge was conducting design, development, engineering and testing activities associated with the completion of numerous projects aimed at developing next-generation technologies that were expected to address emerging market demands for the telecommunication equipment market. The allocation of USD 750 million of the purchase price to these in-process research and development projects represented their estimated fair value. More specifically, the development, engineering and testing activities associated with the following technologies were allocated portions of the purchase price: Switching and Routing (USD 505 million) and Access (USD 245 million).
      Approximately USD 135 million had been spent on the research and development projects as of the valuation date. Costs to complete the projects were estimated at approximately USD 100 million over the 12 to 18 months following the acquisition. Management estimated that the aforementioned projects were in various stages of development, ranging from 50% to 80% complete based on development costs.
      At the acquisition date, it was estimated that total revenues from the acquired in-process technology would peak in the years 2004 to 2005 and steadily decline thereafter as other new products and technologies were expected to be introduced by Alcatel.
      The estimated costs of goods sold as well as operating expenses as a percentage of revenues for Newbridge were expected to be materially consistent with historical levels, primarily due to extremely competitive nature of the industry and the need to continue to spend heavily on research and development.
      A discount rate of 20% was used for determining the value of the in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances that were unknown at this time.

Genesys
      At the acquisition date, Genesys was conducting design, development, engineering and testing activities associated with the completion of several projects related to Genesys release 6. The allocation of $ 100 million of the purchase price to the in-process research and development projects represented their estimated fair values.
      Approximately USD 22 million had been spent on research and development projects as of the valuation date. Costs to complete the projects were estimated at approximately USD 25 million over the ten months following the acquisition. Management estimated that the aforementioned projects were in various stages of development and were approximately 50% complete, in the aggregate, based on development costs.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The estimated costs of goods sold, as well as operating expenses as a percentage of revenues, for Genesys were expected to be materially consistent with historical levels primarily due to the extremely competitive nature of the industry and the need to continue to spend heavily on research and development.
      A discount rate of 18% was used for determining the value of in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances that were unknown at this time.

TiMetra
      At the acquisition date, TiMetra was developing routers to handle data traffic at what is known as the network edge, the part of the data network that links offices, homes and other buildings to the long distance “core” network. In June 2003, TiMetra introduced its first product, for next generation carrier networks, designed to fit multiple applications. The allocation of USD 5.5 million of the purchase price to the in-process research and development projects represented their estimated fair values using the methodology described above.
      Approximately USD 42 million had been spent on research and development projects as of the valuation date. Costs to complete the projects were estimated at approximately USD 9 million over 24 months following the acquisition. Management estimated that the aforementioned projects were in various stages of development and were approximately 80% complete, in the aggregate, based on development costs.
      Estimated total revenues from the acquired in-process technology were expected to peak in 2006 and 2007 and steadily decline thereafter as other new products and technologies were expected to be introduced by Alcatel.
      The estimated costs of good sold as well as operating expenses as a percentage of revenues for TiMetra were expected to be materially consistent with historical levels, primarily due to the extremely competitive nature of the industry and the need to continue to spend heavily on research and development.
      A discount rate of 35% was used for determining the value of the in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, the profitability levels of such technology, and the uncertainty of technological advances that were unknown at that time.

Spatial
      At the acquisition time, Spatial Wireless was developing a UMTS project qualified as in-process research and development project. This UMTS project, represents a major engineering effort to integrate UMTS (Universal Mobile Telecommunications System) and support for Wi-Fi handset access into the Alcatel’s wireless Softswitch technology. The allocation of USD 10 million of the purchase price to the in-process research and development projects represented their estimated fair values using the methodology described below.
      Approximately USD 4 million had been spent since June 2003 on this in-process research and development project as of the acquisition date. Management estimated that the aforementioned project was approximately 80% complete, therefore, costs to complete the project were estimated at approximately USD 1 million over 5 months following the acquisition.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Estimated total revenues from the acquired in-process technology were expected to peak in 2006 to 2010 and steadily decline thereafter as other new products and technologies were expected to be introduced by Alcatel.
      The estimated costs of good sold as well as operating expenses as a percentage of revenues for Spatial were expected to be materially consistent with historical levels, primarily due to the extremely competitive nature of the industry and the need to continue to spend heavily on research and development.
      A discount rate of 30% was used for determining the value of the in-process research and development. This rate is higher than the implied weighted average cost of capital for the acquisition due to inherent uncertainties surrounding the successful development of the purchased in-process technology, the lifetime of such technology, the profitability levels of such technology, and the likelihood of technological evolutions unknown at that time.
Accounting for pre-existing stock option plans in business combinations
      In connection with purchase transactions, outstanding options to purchase shares of the acquired company become exercisable into options to purchase Alcatel shares. Alcatel records the fair value of the outstanding options as a liability of the acquired company.
      Under U.S. GAAP, in accordance with FASB Interpretation (“FIN”) No. 44 “Accounting for Certain Transactions involving Stock Compensation” (“FIN 44”), Alcatel credits the fair value of the vested options exchanged to shareholders’ equity, with the debit included as part of the acquisition cost.
      The unvested part of the option for which services are to be rendered is recorded at its intrinsic value over the remaining vesting period.

(b)	Amortization and impairment of acquisition goodwill
      Under French GAAP, goodwill is generally amortized over its estimated life, not to exceed 20 years.
      In order to conform to the new criteria in SFAS No. 141 “Business Combinations” (“SFAS 141”), effective as of January 1, 2002, the Group evaluated its existing goodwill relating to prior business combinations and determinated that an adjustment or reclassification to intangible assets as of January 1, 2002 was not required.
      Beginning January 1, 2002, for the purpose of preparing the U.S. GAAP reconciliation, Alcatel adopted SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”). Goodwill is no longer amortized but rather tested for impairment at the adoption date and on an annual basis or whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is performed at the reporting unit level (one level below the operating segment).
      Additionally, goodwill on equity method investments is no longer amortized. However, it is still to be tested for impairment in accordance with Accounting Principles Board Opinion (“APB”) No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”).

(c)	Derivative instruments and hedging activities
      The Group uses financial instruments to manage and reduce its exposure to fluctuations in interest rates, foreign currency and exchange rates. When these contracts qualify as hedges, gains and losses on such contracts are accounted for in the same period as the item being hedged; otherwise, changes in the market value of these instruments are recognized in the period of change.
      Beginning January 1, 2001, for purposes of the U.S. GAAP reconciliation, Alcatel adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), as amended by

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SFAS No. 137 and SFAS No. 138. SFAS 133, as so amended and interpreted, establishes accounting and reporting standards for derivative instruments (including certain derivative instruments embedded in other contracts) and for hedging activities. All derivatives, whether designated in hedging relationships or not, are recorded in the balance sheet at fair value and changes in fair value are recognized immediately in earnings, unless the derivatives qualify as hedges of future cash flows. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity (Other Comprehensive Income), then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of hedges is reported in earnings as it occurs. For derivatives qualifying as fair value hedges, changes in fair value of both the derivative and the hedged item are recognized in earnings. SFAS 133 defines new requirements for designation and documentation of hedging relationships, as well as ongoing effectiveness assessments in order to use hedge accounting.

(d)	Liability recognition for certain employee termination benefits and other costs
      The main difference between French and U.S. GAAP relates to the accounting method for post-employment benefits in early retirement programs. Under SFAS 112, only benefits attributable to employees’ services already rendered have to be provided for at the balance sheet date, other benefits have to be accrued over the future period from the commitment date until termination. Under French GAAP, except in certain cases, post-employment benefits relating to early retirement programs are considered attributable to past services and therefore provided for at the commitment date. Under SFAS 146, a liability for a cost associated with exit or disposal activities should be recognized at fair value when the liability is incurred. Under French GAAP, the liability could be accounted for at the date of a commitment to an exit or disposal plan.

(e)	Other comprehensive income
      SFAS No. 130 “Other Comprehensive Income”, effective for financial periods beginning after December 15, 1997, requires retroactive reporting of comprehensive income and its components, displayed as prominently as other financial statements. Comprehensive income may be defined for U.S. GAAP purposes as the change in equity of a business enterprise from transactions and other events and circumstances from non-owner sources. French GAAP does not require separate disclosure of all such changes in equity during a fiscal period.

(f)	Pension and post-retirement benefits other than pension plans
      U.S. GAAP requires recognition of a minimum liability adjustment, which is not required under French GAAP.
      To comply with U.S. GAAP, the Group applies the SFAS No. 106 “Employers’ Accounting for Post-retirement Benefits other than Pensions”. These post-retirement benefits, primarily life insurance and health care, cover most of Alcatel’s U.S. Group employees.
      Starting January 1, 2004, Alcatel decided to apply the Conseil National de la Comptabilité (CNC)’s recommendation 2003-R.01 relating to standards of accounting for, and measurement of, employee retirement and other similar benefits, in order to anticipate application of the accounting principles set forth in IAS 19 (Employee Benefits). The actuarial gains and losses linked to experience adjustments and to the effects of changes in actuarial assumptions that were recorded at December 31, 2003, have been recorded in shareholders’ equity (see note 1(i) and note 24(b)). Under U.S. GAAP those actuarial gains and losses will be recognized over the expected average remaining working lives of the employees.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(g)	Accounting for marketable securities and marketable equity securities
      Alcatel accounts for its investments at the lower of historical cost or fair value, assessed investment by investment. Under U.S. GAAP, certain investments in equity securities are stated at fair value. Changes in fair value relating to trading securities are included in net income while those relating to available-for-sale securities are included directly in shareholders’ equity.

(h)	Accounting for stock options plans
      Accounting for stock option plans under French GAAP generally does not lead to recognition of a compensation expense. Under U.S. GAAP, Alcatel accounts for those plans under the recognition and measurement principles of APB opinion No. 25, “Accounting For Stock Issued To Employees” (“APB 25”), and related interpretations. Stock-based employee compensation cost is reflected in net income.
      The effect on net income and earnings per share, if Alcatel had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), is presented in note 40(2).

(i)	Sale-leaseback transactions
      SFAS 13 “Accounting for leases” requires that in a sale-leaseback transaction with a lease classified as an operating lease, any profit or loss on the sale shall be deferred and amortized in proportion to the rental payments over the period of time that the asset is expected to be used. Under French GAAP, the profit corresponding to the disposal of the asset is not deferred if the transaction was made with a selling price and rental payments that correspond to the market conditions at the time of the transaction.

(j)	Accounting for transfers and servicing of financial assets
      SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” is applicable for sales that occurred after March 31, 2001.
      As the SVF trust did not meet the criteria of a “qualified special purpose entity” under SFAS 140, under U.S. GAAP the SVF trust was consolidated in Alcatel’s consolidated balance sheet at December 31, 2003, leading to an increase of other investments and short-term financial debt amounting to € 212 million compared to French GAAP. In accordance with new French financial regulations, which are applicable from the first financial accounting year beginning after August 2, 2003, the SVF trust is consolidated since January 1, 2004. Since this date, there is no remaining accounting difference concerning this program. Moreover, this program was cancelled in April 2004 (see note 31(b)).
      In May 2002, Alcatel sold to a credit institution a carry-back receivable with a face value of € 200 million resulting from the option to carry back tax losses from prior years. The cash received from this sale amounted to € 149 million, corresponding to the discounted value of this receivable, that matures in five years. Alcatel is required to indemnify the purchaser in case of any error or inaccuracy concerning the amount or nature of the carry-back receivable sold. The transferor (Alcatel) has the ability to retroactively cancel the sale in case of future taxable profit during the next five years following the disposal. Due to the existence of an agreement to reacquire the receivable and in accordance with SFAS 140 (paragraph 9 c), the sale of Alcatel’s carry back receivable transaction was accounted for as a secured financing and is therefore included in financial debt under U.S. GAAP.

(k)	Income taxes
      Since January 1, 1998, Alcatel has been applying U.S. GAAP for the recognition of deferred taxes in its French GAAP financial statements. Consequently, no adjustment is required to reconcile Alcatel’s

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
consolidated financial statements under French GAAP to U.S. GAAP, except for the tax effect of other adjustments and the tax on undistributed earnings on equity affiliates. For undistributed earnings of foreign subsidiaries, no provision has been recorded for the French and foreign taxes that could result from the remittance of such undistributed earnings since the earnings are permanently reinvested and it is not practicable to estimate the amount of such taxes.

(l)	Presentation of Consolidated Financial Statements
      The classification of certain items in, and the format of, Alcatel’s Consolidated Financial Statements vary to some extent from U.S. GAAP.
      The most significant reporting and presentation practices followed by Alcatel that differ from U.S. GAAP are described in the following paragraphs:
      In its balance sheet, Alcatel reports advance payments on long-term contracts received from customers as a liability. We do not offset liabilities with work in progress or recognized income not yet billed.
      A balance sheet is presented under French GAAP by nature of assets and liabilities or order of liquidity. Accrued interest, short-term borrowings, bank overdrafts and short-term portion of other debt are included in debt. The long-term portion of debt is specified on the balance sheet. Under U.S. GAAP, the portion of debt maturing within one year would be classified as a current liability (€ 1,037 million at December 31, 2004, € 883 million at December 31, 2003 and € 1,096 million at December 31, 2002).
      The short-term portion of accrued contract costs and other reserves would be shown as current liabilities under U.S. GAAP (€ 1,621 million at December 31, 2004, € 2,493 million at December 31, 2003 and € 2,678 million at December 31, 2002). Additionally, U.S. GAAP would require the long-term portion of other payables to be shown as long-term liabilities (€ 202 million at December 31, 2004, € 273 million at December 31, 2003 and € 716 million at December 31, 2002) and the long-term portion of other debtors to be shown as non-current assets (€ 1,409 million at December 31, 2004, € 1,659 million at December 31, 2003 and € 1,775 million at December 31, 2002).
      Deferred income tax assets are recorded in the consolidated balance sheet if it is more likely than not that the tax benefit will be realized. Deferred income tax assets are recorded at their full amount and a valuation allowance is accounted for, if necessary.
      Under U.S. GAAP, income statement presentation (see note 39), restructuring costs, other revenues (expenses) detailed in note 7, amortization of goodwill and in process research and development have been presented as a deduction from or an addition to operating income, except for gains on sale of shares in subsidiaries which have been presented in a separate line item below the operating income.
      In its statement of cash flows, Alcatel presents the items “net cash provided (used) by operating activities before changes in working capital” and “net cash flows after investment”, these items would not be shown under a U.S. GAAP statement of cash flows presentation.

(m)	Discontinued operations
      In April 2004, Alcatel and TCL Communication Technology Holdings Limited announced the execution of a memorandum of understanding to form a joint venture mobile handset company. The joint venture company officially started operations on August 31, 2004 and is 55% owned by TCL and 45% owned by Alcatel. The mobile phone business of Alcatel is no longer considered to be under Alcatel’s control as of December 31, 2003 and therefore the results and financial position of this business have been accounted for in discontinued operations under French GAAP. This transaction could not be considered as a discontinued activity under U.S. GAAP due to our 45% interest in TCL & Alcatel Mobile Phone Ltd at year end. Under U.S. GAAP, the mobile phone business results from January 1, 2004 to August 30, 2004 have been

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
consolidated in our consolidated financial statements and not accounted for in the specific income (loss) from discontinued operation line item.
      In May 2004, Alcatel announced that it had entered into a binding agreement with Draka to combine their respective global optical fiber and communication cable businesses. This transaction was completed on July 1, 2004. Draka owns 50.1% and Alcatel 49.9% of the new company Draka Comteq BV. The optical fiber business of Alcatel is no longer considered to be under Alcatel’s control as of December 31, 2003 and therefore the results and financial position of this business have been accounted for in discontinued operations under French GAAP. This transaction could not be considered as a discontinued activity under U.S. GAAP due to our 49.9% interest in Draka Comteq BV at year end. Under U.S. GAAP, the optical fiber business results from January 1, 2004 to June 30, 2004 have been consolidated in our consolidated financial statements and not accounted for in the specific income (loss) from discontinued operation line item.
      In September 2004, Alcatel signed an agreement with a private equity firm, Ripplewood, to divest all of its electrical power system activities (Saft Power Systems). The closing of this sale, subject to regulatory approvals, took place on January 25, 2005. The results of this business were recorded as a discontinued operation in 2004 under French GAAP and under U.S. GAAP. Under French GAAP, net assets of this business were accounted for in the caption “share in net assets of equity affiliates and net assets and liabilities of disposed of or discontinued operations” whereas they have been reclassified as assets and liabilities held for sale under U.S. GAAP.
      In May 2003, Alcatel announced that it had entered into a binding agreement with Avanex to divest our optical components business (the Optronics division). This transaction was completed on August 1, 2003. As part of this transaction, Avanex also acquired certain assets of Corning Incorporated’s photonics activities. In consideration for the assets contributed, Alcatel received 28% of the capital of Avanex. Since Optronics France and Optronics UK (formerly Kymata), were disposed of as part of this agreement, they were no longer considered to be under Alcatel’s control as of December 31, 2002, and therefore the results and financial position of these two companies were accounted for in discontinued operations under French GAAP for 2003. This transaction could not be considered as discontinued activity under U.S. GAAP due to our 26.2% interest in Avanex at year end. Under U.S. GAAP, Optronics France an Optronics UK results from January 1, 2003 to July 31, 2003 have been consolidated in our consolidated financial statements and not accounted for in the specific income (loss) from discontinued operation line item.

(n)	Disposal of battery business
      As the net assets of the battery business were higher under U.S. GAAP than under French GAAP, mainly due to differences in accounting goodwill (see note 37(b)), the gain from the disposal was adjusted in our U.S. GAAP reconciliation.
Note 38 — Reconciliation to U.S. GAAP
      The following is a summary of the estimated adjustments to the Consolidated Income Statements for the years 2004, 2003 and 2002 and Alcatel shareholders’ equity at December 31, 2004, 2003 and 2002, which would be required if U.S. GAAP had been applied instead of French GAAP.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(a)  Net income

	Note		2004(a)	2004	2003	2002

			(in millions)
Net income (loss) as reported in the Consolidated Income Statements			$380	€281	€(1,944)	€(4,745)
Amortization and impairment of acquisition goodwill	37(b	)	528	390	466	(3,547)
Accounting for investments in securities	37(g	)	10	7	(3)	(7)
Restructuring plans	37(d	)	(165)	(122)	168	(317)
Sale and lease-back transaction	37(i	)	31	23	(195)	—
Purchased in-process research and development	37(a	)	(11)	(8)	(5)	(13)
Adjustment of French pooling of interests accounting method(b)	37(a	)	(42)	(31)	(174)	(556)
Derivative instruments and hedging activities	37(c	)	(64)	(47)	(60)	411
Compensation expenses	37(h	)	—	—	(39)	(56)
Discontinued and disposed of operations	37(m	)	(51)	(38)	68	—
	37(n	)
Pensions and other post-retirement benefits	37(f	)	41	30
Other adjustments			59	44	29	68
Tax effect of the above adjustments			28	21	(32)	57
Cumulative effect of adoption of SFAS 142, net of tax			—	—	—	(2,806)

Net income (loss) according to U.S. GAAP			744	550	(1,721)	(11,511)

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $1.3538 on December 31, 2004.

(b)	For 2004, represents amortization of acquired technology booked in connection with the allocation of purchase prices of acquisitions accounted for using the pooling of interests accounting method for French GAAP purposes and accounted for using the purchase accounting method for U.S. GAAP reconciliation purposes.

For 2003, represents impact of TiMetra acquisition for which assets were written off, disposal of Kymata and amortization of acquired technology recorded in connection with the allocation of purchase prices of acquisitions accounted for using pooling of interests accounting method for French GAAP purposes and restated for U.S. GAAP reconciliation purposes.

For 2002, represents amortization and impairment of acquired technology booked in connection with the allocation of purchase prices of acquisitions accounted for using the pooling of interests accounting method for French GAAP purposes and accounted for using the purchase accounting method for U.S. GAAP reconciliation purposes.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(b) Shareholders’ equity

	Note		2004(a)	2004	2003	2002

			(in millions)
Shareholders’ equity as reported in the Consolidated Balance Sheets, after appropriation			$4,560	€3,368	€3,030	€5,007
Amortization and impairment of acquisition goodwill	37(b	)	(4,165)	(3,077)	(3,780)	(1,886)
Accounting for investments in securities	37(g	)	121	89	56	23
Restructuring plans	37(d	)	108	80	204	40
Sale and lease back transaction	37(i	)	(261)	(193)	(216)	—
Accounting for pre-existing stock option plans in business combinations	37(a	)	107	79	245	360
Adjustment of French pooling of interests accounting method	37(a	)	8,910	6,581	7,121	7,672
Pensions and other post-retirement benefits	37(f	)	(417)	(308)	(448)	(452)
Derivative instruments and hedging activities	37(c	)	181	133	181	240
Other adjustments			171	126	82	36
Tax effect of the above adjustments			(23)	(17)	(61)	(50)
Cumulative effect of adoption of SFAS 142, net of tax			—	—	—	(2,806)

Shareholders’ equity according to U.S. GAAP			$9,292	€6,864	€6,414	€8,184

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $1.3538 on December 31, 2004.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 39 — Summarized U.S. GAAP Consolidated Financial Statements
(1)  Summarized U.S. GAAP Consolidated Income Statements
      Under U.S. GAAP, the following information would be set forth in the consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 as either a separate statement or as a component of the consolidated statements of changes in shareholder’s equity and minority interests.

	2004(a)	2004	2003	2002

	(in millions)
Net sales	$17,143	€12,663	€12,528	€16,549
Cost of sales	(10,956)	(8,092)	(8,865)	(13,869)
Administrative and selling expenses	(2,713)	(2,004)	(2,178)	(2,869)
Research and development expenses	(2,130)	(1,573)	(1,631)	(2,233)
Purchased in-process R&D	(12)	(9)	(5)	(13)
Restructuring costs	(583)	(431)	(1,132)	(1,731)
Amortization and impairment of goodwill and other operating expenses	(5)	(4)	(66)	(4,134)

Income (loss) from operations	744	550	(1,349)	(8,300)
Interest expense on notes mandatorily redeemable for shares	(60)	(44)	(47)	(1)
Other interest expense	(259)	(191)	(259)	(745)
Interest income and other financial income, net	174	128	176	111
Other income (expense), net	—	—	10	15
Gain on sale of stock in subsidiaries	299	221	(131)	254

Income (loss) from continuing operations before taxes	898	664	(1,600)	(8,666)
Share in net income of equity affiliates	(45)	(33)	(37)	(77)
Provision for income tax	(12)	(9)	(112)	91
Minority interests	(89)	(66)	(19)	(21)

Net income (loss) from continuing operations	752	556	(1,768)	(8,673)

Income (loss) from discontinued operations	(8)	(6)	47	(32)
Cumulative effect of adoption of SFAS 142, net of tax (of which tax effect € 0 million)	—	—	—	(2,806)

Net income (loss)	$744	€550	€(1,721)	€(11,511)

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $ 1.3538 on December 31, 2004.
(2)  Earnings per Share under U.S. GAAP:
      Earnings per share presented below are calculated in accordance with SFAS 128. The number of shares to be issued upon conversion of notes mandatorily redeemable for new or existing shares (ORANE) is excluded of the calculation of basic earnings per share.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Earnings per share for 2003 and 2002 has been restated to take into account the conversion of class O shares into ordinary shares, on a one-for-one basis, as approved at the shareholders’ meeting on April 17, 2003.

	2004(a)	2004	2003	2002

Ordinary shares
Basic earnings per share:
Net income (loss) before cumulative effect of adoption of new standards	$0.61	€0.45	€(1.42)	€(7.31)
Net income (loss)	$0.61	€0.45	€(1.42)	€(9.67)
Diluted earnings per share:
Net income (loss) before cumulative effect of adoption of new accounting standards	$0.58	€0.42	€(1.42)	€(7.31)
Net income (loss)	$0.58	€0.42	€(1.42)	€(9.67)

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $ 1.3538 on December 31, 2004.
     The following tables present a reconciliation of the basic earnings per share and diluted earnings per share for each year disclosed.

	Ordinary shares

		Number of	Per share
2004	Net income (loss)	shares	amount

	(in millions of euros)
Basic earnings per share	550	1,228,745,770	€0.45
Stock option plans	—	14,133,029	—
Notes mandatorily redeemable for shares (ORANE)	29	120,782,388	—
Diluted earnings per share	579	1,363,661,187	€0.42
      The number of stock options not exercised as of December 31, 2004 amounted to 150,715,229 shares. Only 14,133,029 share equivalents have been taken into account for the calculation of the diluted earnings per share, as the remaining share equivalents had an anti-dilutive effect.
      Furthermore, 63,192,027 new or existing Alcatel ordinary shares, which are issuable in respect of Alcatel’s convertible bonds (OCEANE) issued on June 12, 2003, have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.

	Ordinary shares

		Number of	Per share
2003	Net income (loss)	shares	Amount

	(in millions of euros)
Basic earnings per share	(1,721)	1,211,579,968	€(1.42)
Stock option plans	—	—	—
Convertible bonds and notes mandatorily redeemable for shares	—	—	—
Diluted earnings per share	(1,721)	1,211,579,968	€(1.42)
      The number of stock options not exercised as of December 31, 2003 amounted to 119,425,586 shares. These potential shares were not taken into account for the calculation of the diluted earnings per share because of their anti-dilutive effect.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Furthermore, 63,192,027 new or existing Alcatel ordinary shares, which are issuable in respect of Alcatel’s convertible bonds (OCEANE) issued on June 12, 2003, have not been taken into account in the calculation of the diluted earnings per share amount due to their anti-dilutive effect.

	Ordinary shares

		Number of	Per share
2002	Net income (loss)	shares	amount

	(in millions of euros)
Basic earnings per share	(11,511)	1,190,067,515	€(9.67)
Stock option plans	—	—	—
Convertible bonds and notes mandatorily redeemable for shares	—	—	—
Diluted earnings per share	(11,511)	1,190,067,515	€(9.67)
      The number of stock options not exercised as of December 31, 2002 amounted to 101,011,736 shares. These potential shares were not taken into account for the calculation of the diluted earnings per share because of their anti-dilutive effect.
(3)  Statement of comprehensive income
      Under U.S. GAAP, the following information would be set forth in the consolidated financial statements for the years ended December 31, 2004, 2003 and 2002 as either a separate statement or as a component of the consolidated statement of changes in shareholders’ equity and minority interests.

	2004(a)	2004	2003	2002

	(in millions)
Net income (loss) under U.S. GAAP	$744	€ 550	€ (1,721)	€ (11,511)
Other comprehensive income:
— Foreign currency translation adjustments	(355)	(262)	(311)	(950)
— Unrealized gains (losses) on securities	53	39	36	(250)
— Minimum pension liability adjustments	(139)	(103)	(10)	(117)
— Tax effect on the above adjustments	(22)	(16)	(10)	96

Comprehensive income (loss) according to U.S. GAAP	$281	€ 208	€ (2,016)	€ (12,732)

(a)	Translation of amounts from € into $ has been made merely for the convenience of the reader at the Noon Buying Rate of € 1 = $ 1.3538 on December 31, 2004.
     If Alcatel were to present consolidated financial statements in accordance with U.S. GAAP, the accumulated balances for minimum pension liability adjustments, foreign currency translation adjustments and unrealized gains (losses) on available-for-sale securities would be disclosed either on the face of the consolidated balance sheets, in the statements of changes in shareholders’ equity and minority interests, or in the notes to the financial statements. The following table presents the accumulated balances, net of tax, of each of these classifications.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Minimum	Foreign	Unrealized
	pension	currency	gains
	liability	translation	(losses) on
	adjustments	adjustments	securities

	(in millions of euros)
2004
Balance beginning of the year	(244)	(854)	43
Current period change	(119)	(262)	39

Balance end of the year	(363)	(1,116)	82

2003
Balance beginning of the year	(232)	(543)	15
Current period change	(12)	(311)	28

Balance end of the year	(244)	(854)	43

2002
Balance beginning of the year	(157)	407	211
Current period change	(75)	(950)	(196)

Balance end of the year	(232)	(543)	15

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(4)  Classified balance sheet as of December 31:

	2004	2003	2002

	(in millions of euros)
ASSETS
Cash	2,608	4,645	5,407
Marketable securities	2,003	1,588	473
Short-term investments	551	94	258
Other debtors	1,895	2,073	2,432
Trade receivables and related accounts	3,494	3,262	4,639
Inventories, net	1,502	1,432	2,329
Assets held for sale	118	282	—

TOTAL CURRENT ASSETS	12,171	13,376	15,538

Other investments & other non current assets, net	2,396	3,132	4,143
Equity in net assets of affiliates	708	679	553

Investments and other non-current assets	3,104	3,811	4,696

Property, plant and equipment, at cost	4,910	6,378	8,308
Less: accumulated depreciation	(3,692)	(4,817)	(5,732)

Property, plant and equipment, net	1,218	1,561	2,576

Acquisition goodwill, net	6,829	6,831	7,225
Other intangible assets, net	566	419	399

Intangible assets, net	7,395	7,250	7,625

TOTAL NON-CURRENT ASSETS	11,717	12,622	14,897

TOTAL ASSETS	23,888	25,998	30,435

LIABILITIES AND SHAREHOLDERS’ EQUITY
Other current liabilities	2,553	3,018	3,320
Trade payables and related accounts	3,356	3,605	4,164
Accrued contract costs & other accrued liabilities	1,573	2,301	2,603
Customers deposits and advances	1,164	1,181	1,482
Short-term financial debt	1,053	1,091	1,413
Liabilities held for sale	100	264	—
TOTAL CURRENT LIABILITIES	9,799	11,460	12,982

Other long-term liabilities	381	381	1,117
Other long-term financial debt	388	357	472
Bonds and notes issued	3,240	4,356	4,598

Long-term financial debt	3,628	4,713	5,070

Other reserves	639	619	688
Accrued pensions and retirement obligations	1,557	1,384	1,366

Total reserves	2,196	2,003	2,054

TOTAL NON-CURRENT LIABILITIES	6,205	7,097	8,241

Notes mandatorily redeemable for shares	645	645	645

MINORITY INTERESTS	375	382	383

Capital stock	2,611	2,569	2,529
Additional paid-in capital	21,214	21,266	21,243
Retained earnings	(14,241)	(14,801)	(13,245)
Unrealized holding gains	82	43	15
Cumulative translation adjustments	(1,116)	(854)	(543)
Less treasury stock, at cost	(1,686)	(1,809)	(1,815)

SHAREHOLDERS’ EQUITY	6,864	6,414	8,184

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	23,888	25,998	30,435

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(5)  Statement of changes in shareholders’ equity

		Additional		Minimum	Unrealized	Cumulative	Treasury	Net
	Capital	paid-in	Retained	liability	holding	translation	Stock at	income	Shareholders’
	stock	capital	earnings	adjustment	gains/(losses)	adjustment	cost	(loss)	equity

	(in millions of euros)
Balance at December 31, 2003 after appropriation	2,569	21,266	(14,557)	(244)	43	(854)	(1,809)	—	6,414
Capital increase	6	20							26
Net change in treasury stock Ordinary shares owned by consolidated subsidiaries		(90)	2				123		35
Net changes in unrealized holding gains/(losses)					39				39
Minimum liability adjustment				(119)					(119)
Accounting for pre-existing stock option plans in business combinations		(158)	134						(24)
Capital increase linked to the acquisition of Spatial	36	176	2						214
Translation adjustment						(262)			(262)
Other changes			(9)						(9)
Net income (loss)								550	550

Balance at December 31, 2004 before appropriation	2,611	21,214	(14,428)	(363)	82	(1,116)	(1,686)	550	6,864

Proposed appropriation of net income (loss)			550					(550)

Balance at December 31, 2004 after appropriation	2,611	21,214	(13,878)	(363)	82	(1,116)	(1,686)	—	6,864

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 40 — Specific U.S. GAAP disclosures
(1)  Impairment of goodwill (Disclosure SFAS 142)
      The changes during 2004 in the carrying value of goodwill per segment are presented in the table below:

	Fixed	Mobile	Private		Total
	Communications	Communications	Communications	Other	Group

	(in millions of euros)
Balance as of January 1, 2003	4,152	405	2,619	49	7,225

Goodwill acquired during year	4	1	29	—	34
Goodwill adjusted during allocation period	(9)	—	—	—	(9)
Impairment losses	—	—	—	—	—
Goodwill written off related to sale of business	(57)		(98)		(155)
Currency translation adjustments	(64)	(5)	(166)	(19)	(264)

Balance as of January 1, 2004	4,026	401	2,384	20	6,831

Goodwill acquired during year		183	29		212
Goodwill adjusted during allocation period		1			1
Impairment losses			(1)	(3)	(4)
Goodwill written off related to sale or discontinuance of business	(10)		(7)		(17)
Currency translation adjustments	(112)	(16)	(64)	(2)	(194)

Balance as of December 31, 2004	3,904	569	2,341	15	6,829

Amortization of identifiable intangible assets acquired
Entities acquired during the year

	Gross carrying	Accumulated
	amount	amortization

	(in millions of euros)
Amortized intangible assets	57	(8)
— Acquired technology and in process research and development	57	(8)
— Other	—	—
Unamortized intangible assets	—	—
      The amortization expense of entities acquired during the year was € 8 million. Amortization expense of intangible assets is expected to be € 10 million in 2005, 2006, 2007 and 2008, and € 9 million in 2009.
Alcatel Group

	Gross carrying	Accumulated
	amount	amortization

	(in millions of euros)
Amortized intangible assets	1,198	(632)
— Acquired technology	157	(55)
— Other(a)	1,041	(577)
Unamortized intangible assets	—	—

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a)	mainly software development costs and also including € 44 million of intangible assets related to the application of SFAS 87 (see note 40(5) a))
     The amortization expense for the year ended December 31, 2004 was € 165 million. Amortization expense of intangible assets excluding intangibles assets related to the application of SFAS 87 is expected to be € 216 million in 2005, € 140 million in 2006, € 109 million in 2007, € 39 million in 2008, € 13 million in 2009 and € 4 million in 2010.
(2)  Stock-based compensation (disclosure SFAS 123 and SFAS 148)
      From 1996 to 2004, Alcatel adopted stock option incentive plans (see note 21).
      The following information is disclosed according to the Statement of Financial Accounting Standard No. 123 Accounting for Stock-Based Compensation (“SFAS 123”) and relates to the plans adopted in 1996 through 2004:
      Since 2004, the fair value at grant date of options has been determined using a binomial method; this lattice model takes into account the vesting period and the exercises by grantees. The fair values at grant date of options granted during the years 2003, 2002, 1999 and 1998 have been estimated using the Black Scholes model and a stochastic model for the 2000 and 2001 plans, each with the following characteristics:

	2004	2003	2002	2001		2000		1999		1998	1997

Interest rate	3.91%	3.62%	3.80%	5%		5%		6%(a	)	3.68%	5%
Expected life	3-8 years	3-8 years	3-8 years	3-9 years		5-10 years		5 years		5 years	5 years
Expected volatility	40%	60%	60%	(c	)	(b	)	39%		35%	32.5%
Expected dividends	1%	1%	1%	1%		1%		1%		2%	2.25%

(a)	USD rates, concern mainly U.S. plans

(b)	73% for Alcatel Class O shares, 64% for Class A shares, 51% for ADS.

(c)	50% for Alcatel Class O shares, 46% for Class A shares, 46% for ADS.
     The models used to calculate option values were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Group’s stock option awards. These models are very sensitive as to the stock price volatility assumptions. Accordingly, management believes that these valuation models do not necessarily provide a reliable single measure of the fair value of the Group’s stock option awards.
      The Group continues to apply the accounting method prescribed by APB Opinion No. 25 “Accounting for Stock Issued to Employees”.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table sets forth the pro forma net income and earnings per share, as if the fair value based accounting method had been used to account for stock-based compensation cost:

	2004	2003	2002

	(in millions of euros
	except per share data)
Net income (loss) as reported	550	(1,721)	(11,511)
Stock-based employee compensation expense included in reported net income, net of tax	—	39	56
Stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(350)	(470)	(572)

Proforma net income (loss)	200	(2,152)	(12,027)

Basic earnings per ordinary share as reported	0.45	(1.42)	(9.67)
Basic earnings per ordinary share proforma	0.16	(1.78)	(10.11)
Diluted earnings per ordinary share as reported	0.42	(1.42)	(9.67)
Diluted earnings per ordinary share proforma	0.16	(1.78)	(10.11)
(3)  Derivative Instruments and Hedging Activities:
      Beginning January 1, 2001, for purposes of the U.S. GAAP reconciliation, Alcatel adopted SFAS 133 which establishes accounting and reporting standards that require every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded in the balance sheet as either an asset or liability, measured at its fair value. SFAS 133 also requires that changes in the derivative instrument’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument’s gains or losses to offset related results on the hedged item in the income statement. However, a company must formally document, designate the relationship between the hedging instrument and the hedged underlying transaction, and assess the effectiveness of transactions that receive hedge accounting.
      The Group uses derivative financial instruments with off balance sheet risks primarily to manage and reduce its exposure to fluctuations in interest rates and foreign currency exchange rates. Derivative financial instruments held or issued at year-end are mostly hedges of existing or anticipated financial or commercial transactions or are backed to issued debt.
      As a consequence, according to SFAS 133, the greatest part of the Group’s derivative instruments are considered as hedging. However, the Group has considered that some instruments, which are economic hedges such as currency options used to hedge commercial bids, did not perfectly comply with the hedging requirements of SFAS 133 and the Group has therefore considered them as non hedging.
     Foreign currency risk
      As a multinational group, certain of the Group’s commercial transactions are denominated in non-euro currencies. The Group uses derivative instruments to reduce its exposure to the effects of currency fluctuations. Alcatel decided to separate commercial bids from binding transactions.
      Only hedging of firm commitments qualifies for hedge accounting under SFAS 133. There must be a relationship between the hedging instrument and the hedged underlying transaction.
      For commercial transactions, each derivative instrument (only forward exchange contracts) is clearly related to a firm commercial contract.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      A commercial underlying contract is measured at fair value in order to offset the mark-to-market of the derivative hedging instrument. Changes in the derivative instrument’s fair value and its related results on the hedged item are recognized in the income statement.
      According to SFAS 133, a firm commitment hedge is classified as a fair value hedge.
      Derivative instruments used to cover commercial bids are economic hedges but they do not qualify for hedge accounting under SFAS 133, because the realization of the underlying commitment is not certain enough.
      Therefore, derivative instruments used to hedge commercial bids (mainly options) are marked to market without offset against the underlying commitment.

Interest rate risk
      Since Alcatel is a borrower, derivative instruments are used to reduce its exposure to interest rate fluctuations. Derivative instruments (interest rate swaps, cross currency swaps, caps, floors, forward rate agreements) used by the Group to cover its debt are economic hedges but they do not qualify for hedge accounting under SFAS 133.
      For long-term debt, each derivative instrument is related to a long-term issue or a medium-term note. The fair value of the long-term debt offsets the fair value of the related financial derivative. The difference is recorded in the income statement. These derivatives qualify as fair value hedges under SFAS 133.
      In all other cases, derivative instruments used by Alcatel do not qualify for hedge accounting, because they do not satisfy SFAS 133 hedge criteria.

Fair value hedges
      The ineffective portion of changes in Alcatel’s fair value hedges was not material in the income statement at December 31, 2004 and December 31, 2003. At December 31, 2002 the ineffective portion of changes in fair value hedges of € 17 million was both due to mismatches in amounts and maturities.
      The Group did not have any amount excluded from the measure of effectiveness.
      There was no impact of contract cancellations on the income statement at December 31, 2004 and 2003. This impact was € 32.8 million at December 31, 2002.

Net investment hedges
      The Group has stopped investment hedges in foreign subsidiaries. At December 31, 2004 and 2003, there were no derivatives that qualified as investment hedge.
      The portion of the derivatives that does not qualify as a hedge in 2003 and 2002 had been recorded in the income statement and had generated a loss of € 17 million at December 31, 2003 and a € 219 million gain at December 31, 2002.

(4)	Restructuring
      Under French GAAP, as disclosed in note 1(j) and starting January 1, 2002 (first application of the regulation No. 00-06, regulation on liabilities), the Group records restructuring reserves when the restructuring programs have been finalized and approved by the Group’s management and have been announced before the balance sheet date of the Group’s financial statements. Until December 31, 2001, the Group recorded restructuring reserves when the restructuring programs had been finalized and approved by Group

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
management and had been announced before approval of the financial statements. Under U.S. GAAP, the Group records restructuring as disclosed in note 37(d).
      The impact of this U.S. GAAP adjustment for the years ended December 31, 2004, 2003 and 2002 respectively is as follows:
2004:

				Cumulative
		Current		translation
		year		adjustments
	2003	expense	Utilization	and others	2004

	(in millions of euros)
French GAAP reserve	1,068	304	(606)	(104)	662
Consolidation of discontinued activities		3	(37)	34
Cost to relocate employees to another site	(8)	(3)			(11)
Moving costs	(8)	2			(6)
Other direct costs	(31)	25		1	(5)
Lay-off costs in excess of legal obligation	(157)	100		(1)	(58)
Total U.S. GAAP adjustment	(204)	127	(37)	34	(80)

U.S. GAAP restructuring reserve	864	431	(643)	(70)	582

Of which related to plan initiated after December 31, 2002 (see detail in SFAS 146 disclosure)	409	349	(384)	5	379

      The current year expense recorded in 2004 includes the following major actions:

2004

— Lay-off costs in Alcatel-CIT (France)	144
— Lay-off costs in Alcatel Espana S.A. (Spain)	36
— Lay-off costs in other European units (UK, Belgium, Portugal, AT Nordics)	31
— Lay-off costs in Germany and closure of Stuttgart plant	65
— Closure of Illkirch	43
— Reorganization, outsourcing and termination costs in North American plants (U.S. and Canada)	38
— Other plans in the world	74

Total	431

      The reserve at the end of 2004 is analyzed below:

2004

(in millions
of euros)
Employee termination benefits	405
Other costs	177

Total	582

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The remaining € 405 million reserve for employee termination benefits at December 31, 2004 includes approximately 3,627 employees representing:

Number of
employees

— Lay-off costs in Alcatel-CIT (France)	583
— Downsizing of Submarine Networks Division	138
— Lay-off costs in Alcatel Espana S.A. (Spain)	124
— Reorganization of Space Division: lay-offs mainly in France and Belgium	443
— Lay-off costs in other European units (UK, Belgium, Portugal, AT Nordics)	299
— Lay-off costs in Germany and closure of Stuttgart plant	925
— Closure of Illkirch	293
— Reorganization, outsourcing and termination costs in North American plants (U.S. and Canada)	365
— Other plans in the world	457

Total	3,627

SFAS 146 disclosure related to plans initiated after December 31, 2002:
      The evolution of the restructuring reserve under U.S. GAAP during the year ended December 31, 2004 for the plans initiated after December 31, 2002, is as follows:

			Costs paid
	December 31,	Charged to	or settled	CTA and	December 31,
	2003	expense	(utilization)	other	2004

	(in millions of euro)
Alcatel-CIT	67	139	(121)	9	94
Alcatel Espana S.A. (Spain)	20	36	(32)		24
Submarine Networks Division	78	(1)	(42)	8	42
Space division	34	6	(24)	(5)	10
Germany	61	28	(7)	9	90
Illkirch	51	48	(63)	9	45
Other (no individual amount higher than € 50 million)	98	93	(95)	(25)	73

Total	409	349	(384)	5	379

Of which:
Termination benefits	313	259	(306)	(4)	262
Contract terminations	64	29	(37)	(34)	22
Other associated costs	32	61	(41)	43	95

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The major type of costs associated with the exit or disposal activities initiated after December 31, 2002 and the information by reportable segment are the following:

			Cumulative
			amount
		Amount	incurred as of
	Total amount	incurred in	December 31,
Plans initiated in 2004	expected	2004	2004

Termination benefits	82	74	74
Contract terminations	11	32	32
Other associated costs	24	6	6

Total	117	111	111

Of which:
Fixed Communications Group	31	27	27
Mobile Communications Group	4	4	4
Private Communications Group	16	14	14
Other	66	66	66
      The major exit activities initiated during 2004 are the following:

• Alcatel España S.A. (Spain) restructuring plan
      In order to further reduce its fixed costs basis, Alcatel España S.A decided in the fourth quarter to extend the 2003 collective plan (see below). This extension was focused on employees with high compensation costs and affects 130 employees.

			Cumulative
			amount
		Amount	incurred as of
	Total amount	incurred in	December 31,
	expected	2004	2004

Termination benefits	25	25	25
Contract terminations	—	—	—
Other associated costs	—	—	—

Total	25	25	25

Of which:
Fixed Communications Group	5	5	5
Mobile Communications Group
Private Communications Group	1	1	1
Other	19	19	19

• Alcatel USA exit activities
      Due to a shift in the Access market, Alcatel USA engaged in a plan to discontinue the 7201 product line. The discontinuation of this activity resulted in costs related to unused fixed assets, contract manufacturing liabilities and the closure of part of the Petaluma, CA facility.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Cumulative
			amount
		Amount	incurred as of
	Total amount	incurred in	December 31,
	expected	2004	2004

Termination benefits
Contract terminations	11	11	11
Other associated costs	6	6	6

Total	17	17	17

Of which:
Fixed Communications Group	13	13	13
Mobile Communications Group	—	—	—
Private Communications Group	3	3	3
Other	1	1	1

				Cumulative
				amount
		Amount	Amount	incurred as of
	Total amount	incurred in	incurred in	December 31,
Plans initiated in 2003	expected	2003	2004	2004

	(in millions of euros)
Termination benefits	912	690	185	875
Contract terminations	60	58	(3)	55
Other associated costs	85	66	55	121

Total	1,057	814	237	1,051

Of which:
Fixed Communications Group	595	497	46	543
Mobile Communications Group	127	77	65	142
Private Communications Group	245	202	68	270
Other	90	38	58	96
      The figures in the above table do not include plans initiated in 2003 for companies that are no longer consolidated.
      The major exit activities initiated during 2003 and their impact in 2003 and 2004 are as follows:

• Alcatel-CIT restructuring Plan
      Due to the downturn in the telecom market, and more specifically, the domestic French market, Alcatel CIT had to reduce its cost base to remain competitive. In January 2003, Alcatel CIT management signed an agreement with French unions called “accord de méthode”, corresponding to the overcapacity of more than 1,000 people.
      CIT had to reduce its resources in Fixed networks, given on the one hand, the maturity of “voice” activities and reduction of new functionalities requested by operators, and on the other hand, the reduced R&D efforts and necessary resources. Reduction in Wireline Transmission was due to decreased activities mostly related to reduced SDH business (high capacity transmission). Terrestrial Transmission was hit by the

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
drop in sales as a consequence of the overall market downturn, impacting mostly marketing and operation resources. The research division was penalized by a sharp activity downturn, particularly in Optics.

				Cumulative
				amount
		Amount	Amount	incurred as of
	Total amount	incurred in	incurred in	December 31,
	expected	2003	2004	2004

Termination benefits	431	262	134	397
Contract terminations	2	1	5	6
Other associated costs	—	—	—	—

Total	433	264	139	403

Of which:
Fixed Communications Group	243	168	44	211
Mobile Communications Group	117	62	65	127
Private Communications Group	47	30	15	44
Other	26	5	16	21

•	Alcatel España S.A. (Spain) restructuring plan:
      Due to the overall downsizing of the market affecting Europe and the local competition in prices (particularly fixed networks products), Alcatel España had to reduce its cost base to remain competitive in the local environment.
      Starting mid 2002, the production of wireline access products at the Toledo site was outsourced in order to address the general downturn in the telecommunication market and to allow more flexibility. In addition, Alcatel management decided to concentrate the production of switching products since several production sites were operated in Europe below their critical mass. The switching production at the Villaverde site was stopped and the remaining volume was transferred to Germany.
      In March 2003, a new plan was launched with the goal of centralizing functions of the entire Alcatel España organization. This plan has eliminated much duplication in several functions and has allowed a greater use of the resources. As a consequence, the Villaverde site was closed and all the employees working at this site were moved to the central office in Ramirez del Prado. In total, approximately 460 persons were covered under this re-organization and restructuring plan.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In November 2003, an extension to the collective plan was negotiated with the unions to cover a downsizing of the activities of the Integration and Service Division.

				Cumulative
				amount
		Amount	Amount	incurred as of
	Total amount	incurred in	incurred in	December 31,
	expected	2003	2004	2004

Termination benefits	86	84	8	92
Contract terminations	2	—	3	3
Other associated costs	9	8	—	8

Total	97	92	11	103

Of which:
Fixed Communications Group	60	66	3	69
Mobile Communications Group	3	6		6
Private Communications Group	11	20	5	25
Other	23		3	3

•	Submarine Networks Division restructuring plan
      After two years of strong growth within the submarine industry, the market totally collapsed in 2001. Alcatel’s submarine worldwide sales decreased from € 1.8 billion in 2001 to € 0.5 billion in 2002 and € 0.2 billion in 2003. Most of the operators in the submarine market filed for Chapter-11 protection, suspended payments, cancelled their contracts or asked for re-negotiation of the contract terms.
      In order to face this very difficult situation, the French locations were re-organized and a social plan was implemented with a specific announcement in 2003. Given strong product synergies with terrestrial optical systems, the production for new generation submarine systems were made in the factories for optical terrestrial systems. The production of cables in France was significantly recast to the future market requirements.
      Due to a general overcapacity on the wet maintenance market and accelerated by contract terminations, a restructuring plan of the maintenance fleet was decided by management in the second half 2003 aiming at reducing the vessel fleet from eight to six. The restructuring covers mainly the termination of the charter of one of the vessels as well as a write-off of another vessel.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

				Cumulative
				amount
		Amount	Amount	incurred as of
	Total amount	incurred in	incurred in	December 31,
	expected	2003	2004	2004

Termination benefits	78	66	9	75
Contract terminations	10	14	(4)	10
Other associated costs	20	20	—	20

Total	108	100	5	105

Of which:
Fixed Communications Group	108	100	5	105
Mobile Communications Group	—	—	—	—
Private Communications Group	—	—	—	—
Other	—	—	—	—
     • Reorganization of Space Division:
      In 2001 and 2002, the satellite market suffered from a large market downturn, which led to over-capacities in Alcatel Space and other main competitors in this industry.
      Starting 2003, collective social plans were launched in France and in Belgium.
      To further resolve the overcapacity issues, it was also decided to close the Norway and Denmark subsidiaries and to transfer the workload to France.

				Cumulative
				amount
		Amount	Amount	incurred as of
	Total amount	incurred in	incurred in	December 31,
	expected	2003	2004	2004

Termination benefits	54	54	—	54
Contract terminations	10	10	—	10
Other associated costs	—	—	3	3

Total	64	64	3	67

Of which:
Fixed Communications Group
Mobile Communications Group
Private Communications Group	64	64	3	67
Other
     • Restructuring plan in Germany:
      Due to considerable technological changes and a serious reduction in the digital switching market, employment levels in Switching (particularly in installation/ deployment) were sharply decreasing in 2002 and 2003. Besides, due to a worldwide flat demand in Optical transmission systems from 2001 onwards, the Optics factory in Stuttgart could no longer be sustained for economic reasons. Voluntary leave and a reduction in working time in the first three quarters in 2003 were not sufficient as restructuring measures.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In the end November 2003, a new restructuring plan was launched. Main activities impacted were Switching (where Germany is one of the production units), Optical Transmission Systems (mainly manufacturing activities) and general administration.

				Cumulative
				amount
		Amount	Amount	incurred as of
	Total amount	incurred in	incurred in	December 31,
	expected	2003	2004	2004

Termination benefits	62	54	—	54
Contract terminations	—	—	—	—
Other associated costs	17	11	28	39

Total	69	65	28	93

Of which:
Fixed Communications Group	69	65	28	93
Mobile Communications Group	—	—	—	—
Private Communications Group	—	—	—	—
Other	—	—	—	—
     • Closure of Illkirch industrial activity:
      Since July 2001, Alcatel has been restructuring its industrial activities related to the production of GSM terminals at the Illkirch site. At first, the site was converted to the manufacture of opto-electronic components. However, when the components market collapsed, Alcatel opted to seek industrial work outside its own activities (Intraprise project).
      As no significant workload could be found, Alcatel management announced in November 2003 the closing of the Illkirch Industries Division.

				Cumulative
				amount
		Amount	Amount	incurred as of
	Total amount	incurred in	incurred in	December 31,
	expected	2003	2004	2004

Termination benefits	88	68	20	88
Contract terminations	—	—	—	—
Other associated costs	16	—	16	16

Total	104	68	36	104

Of which:
Fixed Communications Group	—	—	—	—
Mobile Communications Group	—	—	—	—
Private Communications Group	104	68	36	104
Other	—	—	—	—

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
2003:
      The impact of the U.S. GAAP adjustment for the year ended December 31, 2003 was as follows:

				Cumulative
		Current		translation
		year		adjustments
	2002	expense(a)	Utilization	and others	2003

	(in millions of euros)
French GAAP reserve	919	1,160	(980)	(31)	1,068
Cost to relocate employees to another site	(3)	(5)	—	(1)	(8)
Moving costs	(6)	(8)	—	2	(8)
Other direct costs	(15)	(21)	—	3	(31)
Lay-off costs in excess of legal obligation	(16)	(73)	(68)	—	(157)

Total U.S. GAAP adjustment	(40)	(107)	(61)	4	(204)

U.S. GAAP restructuring reserve	879	1,053	(1,041)	(27)	864

Of which related to plan initiated after December 31, 2002 (see detail in SFAS 146 disclosure)	—	898	(483)	(6)	409

(a)	Restructuring costs as indicated in the consolidated U.S. GAAP income statement (see note 39(1)) amount to € 1,132 million of which € 1,053 million, related to the restructuring reserve and € 79 million related to impairment of fixed assets.
     The current year expense recorded in 2003 included the following major actions:

2003

(in millions of euros)
— Lay-off costs in Alcatel-CIT (France)	(269)
— Downsizing of Submarine Networks Division: mainly lay-off costs in France (ASN France), rental termination cost of vessel	(116)
— Lay-off costs in Alcatel Espana S.A. (Spain)	(92)
— Reorganization of Space Division: transfer of part of the activity from Norway to France and lay-offs mainly in France	(80)
— Lay-off costs in other European units (UK, Belgium, Portugal, AT Nordics)	(74)
— Lay-off costs in Germany and closure of Stuttgart plant	(58)
— Closure of Illkirch	(59)
— Reorganization, outsourcing and termination costs in North American plants (US and Canada)	(54)
— Lay-off costs in Optronics Division (France and UK) before disposal of the activity on July 31, 2003	(51)
— Ongoing reorganization and downsizing of Optical Fiber Division mothballing of Claremont site (US) and reduced activity in Conflans (France) and in Mönchengladbach (Germany)	(33)
— Lay-off costs in Italia	(18)
— Other plans in the world	(149)

Total	(1,053)

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The reserve at the end of 2003 is analyzed below:

2003

(in millions
of euros)
Employee termination benefits	603
Other costs	261

Total	864

      The remaining € 603 million reserve for employee termination benefits at December 31, 2003 included approximately 7,930 employees representing:

Number
of employees

— Lay-off costs in Alcatel-CIT (France)	977
— Downsizing of Submarine Networks Division	449
— Lay-off costs in Alcatel Espana S.A. (Spain)	109
— Reorganization of Space Division: transfer of part of the activity from Norway to France and lay-offs mainly in France	288
— Lay-off costs in other European units (UK, Belgium, Portugal, AT Nordics)	1,811
— Lay-off costs in Germany and closure of Stuttgart plant	1,239
— Closure of Illkirch	503
— Reorganization, outsourcing and termination costs in North American plants (US and Canada)	648
— Ongoing reorganization and downsizing of Optical Fiber Division	346
— Lay-off costs in Italia	444
— Other plans in the world	1,116

Total	7,930

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
SFAS 146 disclosure related to plans initiated after December 31, 2002:
      The evolution of the restructuring reserve under U.S. GAAP during year ended December 31, 2003 for the plans initiated after December 31, 2002, was the following:

			Costs paid
	December 31,	Charged to	or settled		CTA and	December 31,
	2002	expense	(utilization)	Adjustments	other	2003

	(in millions of euros)
Alcatel-CIT	—	263	(196)	—	—	67
Alcatel Espana S.A. (Spain)	—	92	(72)	—	—	20
Submarine Networks Division	—	101	(23)	—	—	78
Space division	—	64	(30)	—	—	34
Germany	—	65	(4)	—	—	61
Illkirch	—	68	(17)	—	—	51
Optronics Division	—	51	(51)	—	—	—
Other (no individual amount higher than € 50 million)	—	194	(90)	—	(6)	98

Total	—	898	(483)	—	(6)	409

Of which:
Termination benefits	—	770	(453)	—	(4)	313
Contract terminations	—	74	(9)	—	(1)	64
Other associated costs	—	54	(21)	—	(1)	32
2002
      The impact of the U.S. GAAP adjustment for the year ended December 31, 2002 was as follows:

				Cumulative
		Current		translation
		year		adjustments
	2001	expense	Utilization	and others	2002

	(in millions of euros)
French GAAP reserve	1,113	1,081	(1,105)	(170)	919
Cost to relocate employees outside	(9)	5	1	—	(3)
Moving costs	(10)	(16)	20	—	(6)
Other direct costs	(133)	74	16	28	(15)
Lay-off costs in excess of legal obligation/early retirement programs	(258)	201	37	4	(16)

Total U.S. GAAP adjustment	(410)	264	74	32	(40)

Restructuring reserve and asset write-downs	703	1,345	(1,031)	(138)	879
Write-down of assets	88	—	—	(88)	—

U.S. GAAP restructuring reserve	615	1,345	(1,031)	(50)	879

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The current year expense recorded in 2002 included the following major actions:

2002

(in millions
of euros)
— Lay-off and outplacement costs in Stuttgart (Germany)	261
— Costs of ongoing early retirement program and negotiated departures in CIT (France)	173
— Closure of Ghent site (Belgium) and termination costs at other Belgian sites	118
— Lay-off costs in other European units (Spain, Italy, Netherlands, Nordic countries)	261
— Reorganization, outsourcing and termination costs in North American plants (U.S. and Canada)	229
— Reorganization and downsizing of Optical Fiber Division: closure of Conflans site (France) and High River site (Canada) and reduced activity at Douvrin site (France), Claremont site (U.S.) and Mönchengladbach (Germany)	107
— Reorganization of Space Division: conversion of Valence site (France) and early retirement program and negotiated departures at other sites	65
— Reorganization of Optronics Division: closure of Gatineau site (Canada), outsourcing of the U.S activity, early retirement and voluntary terminations at other sites (France and Scotland)	23
— Other restructuring plans	108

Total	1,345

      The reserve at the end of 2002 is analyzed below:

2002

(in millions
of euros)
Employee termination benefits	604
Other costs	275

Total	879

      The remaining € 604 million reserve for employee termination benefits at December 31, 2002 included approximately 7,452 employees to be terminated representing:

Number of
employees

— Negotiated departures relating to reorganization and outsourcing in North America	1,536
— Early retirement and negotiated departures in Stuttgart (Germany)	1,342
— Early retirement and lay-offs in Ghent (Belgium) and other Belgian sites	1,101
— On going early retirement program and negotiated departures in CIT (France)	741
— Negotiated departures in other European countries (Netherlands, Nordic countries, Slovakia) and other French units	918
— Early retirement and lay-offs in Space Division	427
— Departures relating to reorganization and downsizing of Optical Fiber and Optronics Divisions	486
— Other restructuring plans	901

Total	7,452

(5)  Pension and post-retirement benefits other than pension plans
      In accordance with the laws and customs of each country, the Group provides to its employees pensions plans, medical insurance and reimbursement of medical expenses. In France, Group employees benefit from a

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
retirement indemnity plan. In other countries, the plans depend upon local legislation, the business and the historical practice of the subsidiary concerned.
      Disclosures in accordance with SFAS 132 are as follows:
(a)  Pensions and retirement indemnities
      Pensions and retirement obligations are determined in accordance with the accounting principles presented in note 1(i).
     Assumptions for the calculation
      Discount rates are determined by reference to risk-free rates on bonds issued by the highest-rated companies, and possibly government securities when no such issuers exist, of appropriate duration at the measurement date of each plan. Expected returns on assets are based on the expected rate of return on plan assets (calculated taking into account historic returns, asset allocation and expected future returns). They are both defined centrally to achieve consistency in same monetary areas. Each company within Alcatel has the responsibility of determining its set of local assumptions such as withdrawal rate and salary increase rates to take into account specific local conditions. The assumptions for 2004, 2003 and 2002 are as follows (the rates indicated are weighted average rates):

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2004	2003	2002

Discount rate	4.46%	4.81%	5.75%
Future salary increases	3.52%	3.55%	3.72%
Average residual active life	15-27 years	15-27 years	15-27 years
Amortization period of transition obligation	15 years	15 years	15 years

	Fiscal year	Fiscal year	Fiscal year
	2004	2003	2002

Expected long-term return on assets	4.70%	4.50%	4.47%
      Split between Domestic and foreign is as follows:

	Year ended		Year ended		Year ended
	December 31, 2004		December 31, 2003		December 31, 2002

	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign

Discount rate	4.32%	4.47%	4.30%	4.86%	5.50%	5.76%
Future salary increase	2.82%	3.57%	2.25%	3.70%	2.57%	3.88%

	Fiscal year		Fiscal year		Fiscal year
	2004		2003		2002

Expected long-term return on assets	4.73%	4.70%	3.42%	4.50%	5.00%	4.47%
      The assumptions used for the calculation of the Projected Benefit Obligation as of the measurement date (December 31st) of the preceding fiscal year are used to determine the calculation of interest rate and service cost of the following year.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Pensions obligation and funded status
      A detailed reconciliation of the changes in the PBO for fiscal year 2004, 2003 and 2002 is provided in the following table:

	Pension benefits

	2004			2003			2002

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

	(in millions of euros)
Benefit obligation at beginning of year	3,282	306	2,976	3,270	344	2,926	3,305	349	2,956
Service cost	72	10	62	96	15	81	138	26	112
Interest cost	145	10	135	153	15	138	180	17	163
Plan participants’ contributions	4	—	4	5	—	5	8	—	8
Amendments	(46)	1	(47)	23	—	23	27	—	27
Reclassification	—	—	—	—	—	—	74 (a)	—	74 (a)
Business combinations	—	—	—	—	1	(1)	1	—	1
Disposals	(72)	(14)	(58)	(36)	(26)	(10)	(157)	(35)	(122)
Curtailments	(14)	(7)	(7)	(73)	(37)	(36)	(73)	(29)	(44)
Settlements	(19)	(4)	(15)	(65)	—	(65)	(44)	—	(44)
Special termination benefits	—	—	—	1	—	1	(1)	(1)	—
Actuarial loss/(gain)	38	(88)	126	211	(1)	212	139	24	115
Benefits paid	(162)	(3)	(159)	(186)	(5)	(181)	(250)	(7)	(243)
Other (foreign currency translation)	(18)	—	(18)	(117)	—	(117)	(77)	—	(77)

Benefit obligation at end of year	3,210	211	2,999	3,282	306	2,976	3,270	344	2,926

(a)	net amount of the pension benefit obligation and fair value of plan assets presented in other non current assets before 2002.

	Pension benefits

	2004			2003			2002

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

	(in millions of euros)
Accumulated benefit obligation	2,869	191	2,678	2,825	262	2,563	2,852	320	2,532
Effect of salary increase	341	20	321	457	44	413	418	24	394

Benefit obligation at end of year	3,210	211	2,999	3,282	306	2,976	3,270	344	2,926

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table shows for fiscal year 2004, 2003 and 2002 the change in plan assets:

	Pension benefits

	2004			2003			2002

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

	(in millions of euros)
Fair value of plan assets at beginning of year	2,050	58	1,992	2,137	46	2,091	2,281	54	2,227
Actual return on plan assets	143	2	141	91	3	88	(36)	(12)	(24)
Employers’ contribution	80	6	74	68	10	58	103	4	99
Plan participants’ contributions	4	—	4	5	—	5	8	—	8
Amendments	(56)	(15)	(41)	4	5	(1)	—	—	—
Reclassification	—	—	—	—	—	—	78 (a)	—	78 (a)
Business combinations	—	—	—	—	—	—	19	—	19
Disposals	(10)	—	(10)	(5)	(5)	—	(71)	—	(71)
Curtailments	—	—	—	(3)	—	(3)	—	—	—
Settlements	(15)	—	(15)	(61)	—	(61)	(83)	—	(83)
Special termination benefits/ benefits paid	(104)	(3)	(101)	(108)	(1)	(107)	(129)	—	(129)
Other (foreign currency translation)	(8)	—	(8)	(78)	—	(78)	(33)	—	(33)

Fair value of plan assets at end of year	2,084	48	2,036	2,050	58	1,992	2,137	46	2,091

(a)	Net amount of the pension benefit obligation and fair value of plan assets presented in other non current assets before 2002.
     A reconciliation of the funded status of pension benefit plans is:

	Pension benefits

	2004			2003			2002

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

	(in millions of euros)
Funded status	(1,126)	(163)	(963)	(1,232)	(248)	(984)	(1,133)	(298)	(835)
Unrecognized actuarial loss/(gain)	158	(15)	173	162	80	82	45	117	(72)
Unrecognized transition obligation	(2)	(2)	(0)	(3)	(2)	(1)	2	(3)	5
Unrecognized prior service cost	57	0	57	63	0	63	70	(0)	70

Net amount recognized	(913)	(180)	(733)	(1,010)	(170)	(840)	(1,016)	(184)	(832)

      Amounts recognized in the statement of financial position consist of:

	Pension benefits

	2004			2003			2002

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

	(in millions of euros)
Accrued	(1,491)	(198)	(1,293)	(1,484)	(214)	(1,270)	(1,504)	(279)	(1,225)
Prepaid	61	—	61	62	—	62	124	—	124
Intangible assets	44	—	44	50	—	50	—	—	—
Accumulated other comprehensive loss	473	18	455	362	44	318	364	95	269

Net amount accrued for in consolidated financial statements	(913)	(180)	(733)	(1,010)	(170)	(840)	(1,016)	(184)	(832)

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      For fiscal year 2004, 2003 and 2002, the PBO, ABO and fair value of plan assets whose ABO exceeded the fair value of plan assets at the measurement date were as follows:

	Pension benefits

	2004			2003			2002

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

	(in millions of euros)
Projected Benefit Obligation	(2,485)	(211)	(2,274)	(2,453)	(306)	(2,147)	(2,263)	(344)	(1,919)
Accumulated Benefit Obligation	(2,374)	(191)	(2,183)	(2,323)	(262)	(2,061)	(2,163)	(320)	(1,843)
Fair value of plan assets	962	48	914	948	58	890	798	46	752

Underfunding of accumulated benefit obligation	(1,412)	(143)	(1,269)	(1,375)	(204)	(1,171)	(1,365)	(274)	(1,091)

Components of net periodic pension cost

	Pension benefits

	2004			2003			2002

	Total	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign

	(in millions of euros)
Components of net periodic cost
Service cost	72	10	62	96	15	81	138	26	112
Interest cost	145	10	135	153	15	138	180	17	163
Expected return on plan assets	(97)	(2)	(95)	(95)	(3)	(92)	(110)	(4)	(106)
Amortization of transition obligation	(2)	(0)	(2)	(2)	0	(2)	(2)	(0)	(2)
Amortization of prior service cost	5	0	5	5	0	5	5	(0)	5
Amortization of recognized actuarial gain/loss	(14)	(1)	(13)	(19)	3	(22)	(11)	6	(17)
Effect of curtailments	(39)	(4)	(35)	(55)	(24)	(31)	(35)	(21)	(14)
Effect of settlements	6	—	6	23	—	23	23	—	23
Special termination benefits	—	—	—	1	—	1	(1)	(1)	—

Net periodic benefit cost	76	13	63	107	6	101	187	23	164

      Annual cost under French GAAP for pension benefits plans is € 104 million, € 107 million and € 187 million for the years ended December 31, 2004, 2003 and 2002, respectively. Since January 1, 2004, liabilities and prepaid expenses are determined under French GAAP in accordance with International Accounting Standards No. 19. Therefore, annual costs under French GAAP and U.S. GAAP are different beginning in 2004.

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Plan assets information
      Plan assets are invested as follows:

					Cash and
	Private and				cash		Property
	public bonds		Equity		equivalent		assets		Total

	(in millions of euros and percentage)
2002
Domestic	11	24%	34	74%	1	2%	—	—	46	100%
Foreign	941	45%	563	27%	389	19%	198	9%	2,091	100%

Total	952	45%	597	28%	390	18%	198	9%	2,137	100%

2003
Domestic	23	40%	34	58%	1	2%	—	—	58	100%
Foreign	822	41%	512	26%	371	19%	287	14%	1,992	100%

Total	845	41%	546	27%	372	18%	287	14%	2,050	100%

2004
Domestic	21	54%	18	46%	—	—	—	—	39	100%
Foreign	823	41%	537	26%	373	18%	312	15%	2,045	100%

Total	844	40%	555	27%	373	18%	312	15%	2,084	100%

      The investment policy relating to plan assets within the Group depends upon local practices. In all cases, the proportion of equity cannot exceed 80% of plan assets and no individual shares may represent more than 5% of total equity within the plan. The shares held by the plan must be listed on a recognized exchange. The bonds held by the plan must have a minimum “A” rating according to Standard & Poor’s or Moody’s rating criteria.
      Moreover, for fiscal year 2005, we expect to contribute € 76 million to pension funds.
(b) Other post-retirement benefits
      These post-retirement benefits only relate to American employees for medical insurance and life insurance. Therefore, foreign amounts are equal to total amounts and domestic amounts are nil.
      The assumptions for 2004, 2003 and 2002 are as follows (the rates indicated are weighted average rates). They are equal to pension plan assumptions for American companies:

	2004	2003	2002

General inflation	3.00%	3.00%	3.00%
Discount rate	5.27%	5.25%	6.50%
Post-retirement cost trend rate	5.00%	5.00%	5.00%

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Other post-retirement obligation and funded status:

	Other post-retirement
	benefits

	2004	2003	2002

	(in millions of euros)
Change in benefit obligation
Benefit obligation at beginning of year	17	106	110
Service cost	0	1	2
Interest cost	1	6	8
Plan participants’ contributions	—	—	—
Amendments	—	(116)	1
Business combinations	—	—	—
Disposals	—	—	—
Curtailments	—	—	(9)
Settlements	—	—	—
Special termination benefits	—	—	—
Actuarial loss/(gain)	3	35	20
Benefits paid	(4)	(6)	(7)
Other (foreign currency translation)	(0)	(9)	(19)

Benefit obligation at end of year	17	17	106

      The main American medical and life insurance plan was amended in 2003. After 2006, Alcatel will no longer participate in this plan.

Other post-retirement
benefits

	2004	2003	2002

(in millions of euros)
Change in plan assets
Fair value of plan assets at beginning of year	—	—	—
Actual return on plan assets	—	—	—
Employers’ contributions	4	—	—
Plan participants’ contributions	—	—	—
Amendments	—	—	—
Business combinations	—	—	—
Disposals	—	—	—
Curtailments	—	—	—
Settlements	—	—	—
Special termination benefits/ benefits paid	(4)	—	—
Other (foreign currency translation)	—	—	—

Fair value of plan assets at end of year	—	—	—

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Other post-retirement
	benefits

	2004	2003	2002

	(in millions of euros)
Funded status	(17)	(17)	(106)
Unrecognized actuarial loss/(gain)	37	41	16
Unrecognized transition obligation	0	0	2
Unrecognized prior service cost	(88)	(102)	—

Net amount recognized	(67)	(78)	(88)

Components of net periodic pension cost:

	Other post-retirement
	benefits

	2004	2003	2002

	(in millions of euros)
Components of net periodic cost
Service cost	0	1	2
Interest cost	1	6	8
Expected return on plan assets	—	—	—
Amortization of transition obligation	0	0	1
Amortization of prior service cost	(6)	(1)	—
Amortization of recognized actuarial (gain)/loss	3	4	—
Effect of curtailments	—	1	7
Effect of settlements	—	—	—
Special termination benefits	—	—	—

Net periodic benefit cost	(2)	11	18

Amounts recognized in the statement of financial position:

	Other post-retirement
	benefits

	2004	2003	2002

	(in millions of euros)
Accrued benefit liability	(67)	(78)	(88)
Prepaid benefit cost	—	—	—

Net amount accrued for under U.S. GAAP	(67)	(78)	(88)

      Regarding the other benefit plans, a one-percentage point change in assumed health care cost trend rates would have the following effects:

	1 Percentage	1 Percentage
	Point increase	Point decrease

Effect on total of service and interest cost components:	5.8%	(0.5%)
Effect on the post-retirement benefit obligation:	2.6%	(1.8%)

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(6)  Income taxes
(a)  Deferred tax balances:

	2004	2003	2002

	(in millions of euros)
Deferred tax assets	6,301	6,346	6,343
Less valuation allowance(a)	(4,636)	(4,306)	(4,128)

Net deferred tax assets	1,665	2,040	2,215
Deferred tax liabilities	(109)	(11)	(221)

Net deferred taxes	1,556	2,029	1,994

(a)	Of which € 62 million at December 31, 2004 (€ 62 million at December 31, 2003 and € 85 million at December 31, 2002) will be allocated to reduce goodwill.
     Major temporary differences giving rise to deferred taxes at December 31 are as follows:

	2004	2003	2002

	(in millions of euros)
Tax effect of temporary differences related to:
Accounting for long-term contracts	(16)	(11)	(81)
Depreciation of property, plant and equipment	—	—	—
Other	(93)	—	(140)

Deferred tax liabilities	(109)	(11)	(221)

Tax losses carried forward	4,858	4,483	4,292
Accrued pension and retirement obligation	111	62	277
Other reserves	217	304	238
Other	1,115	1,497	1,536

Deferred tax assets	6,301	6,346	6,343
Less: Valuation allowance	(4,636)	(4,306)	(4,128)

Deferred tax assets, net	1,665	2,040	2,215

Total deferred tax assets (liabilities), net	1,556	2,029	1,994

      Deferred tax balances are analyzed as follows:

At December 31, 2004	Current	Non-current	Total

	(in millions of euros)
Deferred tax assets (net of valuation allowance)	235	1,430	1,665
Deferred tax liabilities	(33)	(76)	(109)

Total	202	1,354	1,556

At December 31, 2003	Current	Non-current	Total

	(in millions of euros)
Deferred tax assets (net of valuation allowance)	406	1,634	2,040
Deferred tax liabilities	(11)	—	(11)

Total	395	1,364	2,029

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2002	Current	Non-current	Total

	(in millions of euros)
Deferred tax assets (net of valuation allowance)	568	1,647	2,215
Deferred tax liabilities	(73)	(148)	(221)

Total	495	1,499	1,994

(b) Analysis of income tax (expense) benefit:

	2004	2003	2002

	(in millions of euros)
Current tax (expense) benefit	82	(62)	283
Tax benefit of operating losses carried forward	110	534	1,860
Net change in valuation allowance	(10)	(575)	(1,903)
Other deferred tax (expense) benefit	(191)	(9)	(149)

Income tax (expense) benefit	(9)	(112)	91

(c)  Effective income tax rate

	2004	2003	2002

	(in millions of euros)
Income (loss) before taxes, share in net income of equity affiliates, purchased research and development, amortization of goodwill, minority interests and extraordinary items	678	(1,591)	(4,540)
Average income tax rate	28.4%	32.6%	35.1%

Expected tax (charge) benefit	(193)	518	1,594
Impact of:
— reduced taxation of certain revenues	2	12	5
— net change in valuation allowance	(10)	(575)	(1,903)
— tax credits	14	(3)	31
— other	178	(64)	364

Actual income tax (charge) benefit	(9)	(112)	91
Effective tax rate	1.4%	(7.1)%	2.0%

(d)	Income (loss) before taxes, share in net income of equity affiliates, purchased research and development, minority interests and extraordinary items by geographical origin:

	2004	2003	2002

	(in millions of euros)
France	84	(995)	(1,690)
Foreign	590	(600)	(6,962)

Income (loss) before tax	674	(1,595)	(8,652)

(7)  FIN 45 Disclosure
      The recognition provisions of FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), were adopted on January 1, 2003. FIN 45 requires recognition of an initial liability for the fair value of an obligation assumed by issuing a guarantee and is applied on a prospective basis to all guarantees issued or

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the audited consolidated financial statements.
      Through our normal course of business, we have entered into guarantees and indemnifications which mainly arose from the following situations:

•	Business sale agreements

•	Intellectual property indemnification obligations

•	Lease agreements

•	Third-party debt agreements

•	Indemnification of lenders and agents under our credit and support facilities and security arrangements

•	Indemnification of counterparties in receivables securitization transactions

•	Other indemnification agreements
      Guarantees and indemnification agreements are mainly disclosed in note 31 with:

—	“debt guarantees” for third-party debt agreements, indemnification of lenders and agents under our credit and support facilities and security arrangements and indemnification of counterparties in receivables securitization transactions;

—	and “other contingent commitments”.
      Regarding business sale agreements, the Group is unable to reasonably estimate the maximum amount that could be payable under these arrangements because the exposures are not capped and because of the conditional nature of the Group’s obligations and the unique facts and circumstances involved in each agreement.
      The Group records a liability for product warranties corresponding to the estimated amount of future repair and replacement costs for products still under warranty at the balance sheet date. The liability is included in the reserves for product sales disclosed in note 25. The reserve is calculated based on historical experience concerning the costs and frequency of repairs or replacements.
      Change of product warranty reserve during fiscal 2003 and 2004:

2003

(in millions of euros)
As of January 1, 2003	751

Additional reserves	259
Used	(205)
Changes in estimates of pre-existing warranties	(162)
Change in consolidated companies	(18)
Exchange differences and other	(51)

As of December 31, 2003	574

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2004

(in millions of euros)
As of January 1, 2004	574

Additional reserves	123
Used	(139)
Changes in estimates of pre-existing warranties	(141)
Change in consolidated companies	(49)
Exchange differences and other	12

As of December 31, 2004	380

      Disclosures related to guarantees given are set forth in note 31.

(8)	Combined information concerning subsidiaries consolidated using the proportionate consolidation method
      In accordance with regulations of the U.S. Securities and Exchange Commission with respect to the use of proportionate consolidation method, summarized financial information about the Group’s share of assets, liabilities, revenues, expenses and cash flows included in the financial statements and related to investments in operating entities accounted for using the proportionate consolidation method (Evolium and Alda Marine in 2004, 2003 and 2002 and Europe*Star only in 2002) have been prepared for the three years ended December 31, 2004, 2003 and 2002.

	Year ended December 31,

	2004	2003	2002

	(in millions of euros)
Balance Sheet data
Non-current assets	160	153	234
Current assets	25	56	18
Non-current liabilities	96	102	187
Current liabilities	89	49	68
Income statement data
Net sales	2	1	10
Cost of sales	65 (a)	(32)	(38)
Income (loss) from operations	2	(34)	(50)
Net income	1	(45)	(185)
Cash flow data
Cash flow from operating activities	53	(14)	5
Cash flow from investing activities	(46)	(31)	(46)
Cash flow from financing activities	(10)	42	46

(a)	including operating grants received from other fully owned subsidiaries of the Group.
(9)  Other information on affiliates
      Market value of Alcatel’s stake in listed equity affiliates at December 31, 2004:

	% interest	Net value	Market value

	(in millions of euros)
Thales	9.5%	392	575

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In addition, dividends received in 2004 from equity affiliates amounted to € 20 million (€ 13 million for 2003 and € 81 million for 2002).
(10) Other information (schedule II) — based on French GAAP information

	Balance at	Charged to		Balance at
	beginning	costs and	Other	end
	of period	expenses	movements	of period

	(in millions of euros)
Valuation and qualifying accounts deducted from the related accounts
2004
Other investments and miscellaneous	1,549	(39)	(181)	1,329
Inventories	978	(22)	(461)	495
Trade receivables and related accounts	437	(42)	(111)	284
Other accounts receivable	34	4	16	54
2003
Other investments and miscellaneous	2,008	(311)	(148)	1,549
Inventories	1,394	67	(483)	978
Trade receivables and related accounts	1,092	(253)	(402)	437
Other accounts receivable	36	(13)	11	34
2002
Other investments and miscellaneous	1,493	710	(195)	2,008
Inventories	1,588	562	(756)	1,394
Trade receivables and related accounts	928	279	(115)	1,092
Other accounts receivable	17	6	13	36
Accrued contract costs and other reserves
2004
Accrued pensions and retirement obligations	1,010	104	30	1,144
Estimated losses on long-term contracts	155	162	(122)	195
Other contract costs	1,048	(33)	(282)	733
Other reserves	779	(21)	(70)	688
2003
Accrued pensions and retirement obligations	1,016	132	(138)	1,010
Estimated losses on long-term contracts	112	85	(42)	155
Other contract costs	1,377	66	(395)	1,048
Other reserves	893	185	(299)	779
2002
Accrued pensions and retirement obligations	1,120	187	(291)	1,016
Estimated losses on long-term contracts	343	(14)	(217)	112
Other contract costs	1,475	336	(434)	1,377
Other reserves	1,223	107	(437)	893

(11)	Recently issued U.S. Accounting Standards
      FIN 46 Consolidation of Variable Interest Entities was effective for Alcatel starting January 1, 2004. The Group has concluded that this had no impact on the consolidated financial statements.
      In March 2004, the EITF reached consensus on Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” (“EITF 03-01”). EITF 03-01 provides guidance on other-than-temporary impairment models for marketable debt and equity securities and non-

ALCATEL AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
marketable securities accounted for under the cost method. On September 30,2004, the FASB issued FSP 03-01-1, Effective Date of Paragraphs 10-20 of EITF Issue 03-01, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments, delaying the effective date for the recognition and measurement guidance in EITF 03-01, until certain implementation issues are addressed and a final FSP is issued. The disclosure requirements in EITF 03-01 remain effective. The Group has concluded that this had no impact on the consolidated financial statements.
      In November 2004, the FASB issued FASB Statement No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4, clarifying the existing requirements in ARB No. 43 by adopting language similar to that used in IAS 2. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of FAS 151 will not have an impact on the Group’s consolidated results of operation or financial position, since the key elements are already utilized in the Group’s IFRS and U.S. GAAP consolidated financial statements.
      In December 2004, the FASB published FASB Statement No. 123 (revised 2004), Share-Based Payments. This standard provides guidance on how companies must recognize the compensation cost relating to share-based payment transactions in their financial statements. It will require companies to recognize a compensation cost for the value of options granted in exchange for employee services, based on the grant date fair value of those instruments. FASB No. 123 (revised) is effective for public entities as of the beginning of the first interim or annual reporting period that begins after June 15, 2005, however early application is possible. The Group is in the process of assessing what impact the pronouncement will have on its consolidated financial statements.
      In December 2004, the FASB published FASB Statement No. 153, Exchanges of Non Monetary Assets an amendment of APB Opinion No. 29. This statement addresses the measurement of exchanges of non monetary assets. It eliminates the exception from fair value measurement for non monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion 29, and replaces it with an exception for exchanges that do not have commercial substance. This statement specifies that a non monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FASB No. 143 is effective for non monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, however early adoption is possible.

Note 41 —	Subsequent events
      On January 28, 2005, Alcatel announced the signature of final agreements to merge its space activities with those of Finmeccanica and the creation of two joint venture companies, to which both partners will contribute their respective satellite industrial and service activities.
      On February 24, 2005, Moody’s placed Alcatel’s debt ratings outlook under review for possible upgrade.
      On March 15, 2005, Alcatel announced that it has successfully completed the amendment of its existing undrawn € 1.3 billion syndicated 3-year revolving credit facility to benefit from the attractive conditions prevailing in the loan market. The amendment consisted in lengthening the maturity of the facility from June 2007 to June 2009 with a possible extension until 2011, cancelling one of the two financial covenants and reducing the cost of the facility. Alcatel decided to reduce its overall amount to € 1 billion.
      On March 16, 2005, Alcatel announced that it has initiated the disposal of 3,476,388 Nexans shares (i.e. 15% of the share capital), corresponding to its entire shareholding, currently accounted for as marketable securities. The transaction takes the form of a private placement executed via an accelerated bookbuilding process.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: September 30, 2005	By:	/S/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Alcatel hereby incorporates by reference this Form 6-K into Alcatel’s Form F-3 Registration Statement, as amended (File No. 333-119301).